As filed with the Securities and Exchange Commission on December 9, 2010.
Registration No. 333-161632

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 10
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GAIN CAPITAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	6221	20-4568600
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Bedminster One
135 Route 202/206
Bedminster, New Jersey 07921
(908) 731-0700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Glenn H. Stevens
President and Chief Executive Officer
GAIN Capital Holdings, Inc.
Bedminster One
135 Route 202/206
Bedminster, New Jersey 07921
(908) 731-0700
(Name, address including zip code and telephone number, including area code, of agent for service)

Copies to:

Andrew P. Gilbert, Esq. David C. Schwartz, Esq. DLA Piper LLP 300 Campus Drive, Suite 100 Florham Park, New Jersey 07932 Tel: (973) 520-2550 Fax: (973) 520-2575	Joseph A. Hall, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4500 Fax: (212) 450-3500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated December 9, 2010

11,000,000 Shares

GAIN Capital Holdings, Inc.

COMMON STOCK

This is an initial public offering of shares of common stock of GAIN Capital Holdings, Inc. No public market currently exists for our common stock. We anticipate the initial public offering price will be between $13.00 and $15.00 per share.

We are selling 407,692 shares of common stock and the selling stockholders are selling 10,592,308 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

We intend to list the common stock on the New York Stock Exchange under the symbol “GCAP.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 19.

PRICE $           PER SHARE

		Underwriting		Proceeds to
	Price to	Discounts and		Selling
	Public	Commissions	Proceeds to Us	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

The selling stockholders have granted the underwriters the right to purchase an additional 1,650,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on          , 2010.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES

JMP SECURITIES	RAYMOND JAMES	SANDLER O’NEILL + PARTNERS, L.P.

          , 2010

You should rely only on the information contained in this prospectus. We, the selling stockholders and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling stockholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Unless otherwise stated, all references to “us,” “our,” “GAIN,” “GAIN Capital,” “we,” the “Company” and similar designations refer to GAIN Capital Holdings, Inc. and its subsidiaries. Our logo, trademarks and service marks are the property of GAIN Capital Holdings, Inc. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus that we believe is important to understanding how our business is currently being conducted. You should read the entire prospectus carefully, including the “Risk Factors” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, the consolidated financial statements and related notes included in this prospectus before making an investment decision. Our preferred stock contains a redemption feature which allows the holders of our preferred stock to require us to repurchase the preferred stock at a fixed price. Such repurchase right must be recorded by us at fair value as a non-cash gain or loss from the recorded level in the immediately prior period. This embedded derivative causes fluctuation in our net income which is not reflective of our operating performance and will no longer exist at and after our initial public offering. As a result, we have presented adjusted net income, a financial measure not calculated in accordance with Generally Accepted Accounting Principles in the United States, or GAAP, which represents our net income/(loss) excluding the change in fair value of the embedded derivative in our preferred stock. This non-GAAP financial measure has certain limitations in that it does not have a standardized meaning and thus our definition may be different from similar non-GAAP financial measures used by other companies and/or analysts and may differ from period to period. As a result, it may be difficult to compare our financial performance to that of other companies.

Our Company

We are an online provider of retail and institutional foreign exchange, or forex, trading and related services founded in 1999 by a group of experienced trading and technology professionals. We offer our customers 24-hour direct access to the global over-the-counter, or OTC, foreign exchange markets, where participants trade directly with one another rather than through a central exchange or clearinghouse. We also offer our retail customers located outside the United States access to other global markets on an OTC basis, including the spot gold and silver markets, as well as equity indices and commodities via instruments linked to the performance of the price of an underlying security or other products called “contracts-for-difference”. Our trading platforms provide a wide array of information and analytical tools that allow our customers to identify, analyze and execute their trading strategies efficiently and cost-effectively. We believe our proprietary technology, multilingual customer service professionals and effective educational programs provide a high degree of customer satisfaction and loyalty. Furthermore, our scalable and flexible technology infrastructure allows us to enhance our product service offerings to meet the rapidly changing needs of the marketplace.

Forex trading is one of the fastest-growing areas of retail trading in the financial services industry. In a forex trade, participants buy one currency and simultaneously sell another currency. We refer to the two currencies that make up a forex trade as a currency pair. The first currency noted in the pair is the base currency and the second is the counter currency. According to the 2010 Triennial Bank Survey from the Bank for International Settlements, average daily turnover in the global forex market in April 2010 was $4.0 trillion, an increase of approximately 20.0% from the $3.3 trillion reported by the Bank for International Settlements in April 2007. The Bank for International Settlements notes that the U.S. dollar is the most commonly traded currency, with approximately 85.0% of all forex trades involving the U.S. dollar. The forex market has emerged from its previous role as a currency hedge to become an investable asset class. Historically, access to the forex market was only available to commercial and investment banks, corporations, hedge funds and other large financial institutions. In the last decade, retail investors have gained increasing access to this market largely through the emergence of online retail forex providers like us. According to a 2010 analysis by the Aite Group, a financial services market research firm, global retail forex trading volumes have grown from average daily volumes of approximately $10.0 billion in 2001 to approximately $125.0 billion in 2009 representing a compound annual growth rate of 37.1%.

We have a geographically diverse customer base and currently service customers residing in more than 140 countries worldwide. For the year ended December 31, 2009, 49.7% of our customer base was located in the United States, representing approximately 54.5% of our total annual trading volume, while approximately 50.3% of our customer base was located outside of the United States, representing approximately 45.5% of our total annual trading volume. Our total annual customer trading volume, which is based on the U.S. dollar equivalent of notional amounts traded, grew from $231.9 billion in 2005 to $1.2 trillion in 2009, representing a compound annual growth rate of 50.8%. Our annual net revenue grew from $37.9 million in 2005 to $153.3 million in 2009, representing a compound annual growth rate of 41.8%. Our net income grew from $8.2 million in 2005 to $28.0 million in 2009, representing a compound annual growth rate of 35.9%. Our adjusted net income, a non-GAAP financial measure which represents our net income/(loss) excluding the change in fair value of the embedded derivative in our preferred stock, increased from $8.2 million in 2005 to $26.3 million in 2009, representing a compound annual growth rate of 33.8%.

Our forex trading activities are regulated in the United States by the Commodity Futures Trading Commission and the National Futures Association, in the United Kingdom by the Financial Services Authority, in Japan by the Financial Services Agency, in Hong Kong by the Securities and Futures Commission and in Australia by the Australian Securities and Investments Commission. Our U.S. broker-dealer, GAIN Securities, Inc., is regulated by the U.S. Securities and Exchange Commission and the Financial Industry Regulating Authority. For the nine months ended September 30, 2010, approximately 69.9% of our trading volume was attributable to customers resident in a jurisdiction where we are licensed, regulated or where we deal with customers cross-border in a manner which does not require us to be regulated in that jurisdiction.

We use financial metrics, including tradable retail accounts and traded retail accounts, to measure our aggregate customer account activity. Tradable retail accounts represent retail customers who maintain cash balances with us that are sufficient to execute a trade in compliance with our policies. As of September 30, 2010 we had 70,618 tradable retail accounts compared to 47,374 as of September 30, 2009. We believe the number of tradable retail accounts is an important indicator of our ability to attract new retail customers that can potentially lead to trading volume and revenue in the future, however, it does not represent actual trades executed. We believe that the most relevant measurement which correlates to volume and revenue is the number of traded retail accounts, because this represents retail customers who executed a transaction with us during a particular period. During the nine months ended September 30, 2010, 52,486 traded retail accounts executed a forex transaction with us compared to 43,565 traded retail accounts for the nine months ended September 30, 2009, representing an increase of 20.5%.

Our customer base is comprised of self-directed retail traders, managed retail traders and institutional customers who utilize our online platforms and tools to trade forex and contracts-for-difference. For the nine months ended September 30, 2010, self-directed retail investors represented 79.0% of our customer trading volume. Managed accounts, which are accounts managed by authorized intermediaries trading on behalf of a retail account holder, represented 8.7% of our customer trading volume for the nine months ended September 30, 2010. Institutional customers represented 12.4% of our volume for the nine months ended September 30, 2010.

We seek to attract and support customers through direct, indirect and institutional channels. Our primary direct channel for our retail business is our Internet website, FOREX.com, which is available in English, traditional and simplified Chinese, Japanese, Russian and Arabic. It provides retail traders of all experience levels with full trading capabilities, along with extensive educational and support tools. Our indirect channel includes our relationships with retail financial services firms, such as broker-dealers, futures commission merchants, and retail banking institutions. These firms offer our trading services to their existing customers under their own brand in exchange for a revenue-sharing arrangement with us. We refer to these firms as our “white label partners”. We also have relationships with currency brokers who refer their customers to us for a fee. We refer to these firms as “introducing brokers”. Globally, we have relationships with more than 500 white label partners and introducing brokers who were active for the nine months ended September 30, 2010. Our institutional channel, which we launched in March 2010, sources our institutional customers, consisting of commercial and investment banks, hedge funds and other professional traders, through our direct sales team. Our total customer trading volume sourced through direct, indirect, and institutional channels was 50.4%, 37.3%, and 12.4%, respectively for the nine months ended September 30, 2010. For the year ended December 31, 2009, total customer trading volume sourced through direct and indirect channels was 65.4% and 34.6%, respectively.

The majority of our revenue is derived from our retail customers’ trading activity in our forex and contracts-for-difference product offerings. We generally act as the counterparty to our retail customers’ trades and as an agent for trades conducted by our institutional customers. The counterparties to our institutional customers’ trades are third party financial institutions. We receive transaction fees for our institutional customers’ trades and the third-party financial institution who is counterparty to the transaction incurs the market risk. For our retail customer business, we have used our extensive experience in the global OTC markets and online trading to develop risk-

management systems and procedures that allow us to manage market and credit risk in accordance with predefined exposure limits in real-time. A key component of our approach to managing risk is that we do not actively initiate market positions for our own account in anticipation of future movements in the relative prices of products we offer. We refer to such positions as proprietary directional market positions. Instead, we continuously evaluate market risk exposure and actively hedge a portion of our customer transactions on a continuous basis. For the nine months ended September 30, 2010, a minimum of 90.9% of our average daily trading volume, on any given day, was either naturally hedged, where one of our customers executing a trade in a currency is offset by a trade taken by another customer, or hedged by us with a third party financial institution. To facilitate our risk-management activities, we maintain levels of capital in excess of those currently required under applicable regulations. As of September 30, 2010, we maintained capital levels of $92.5 million, which represents approximately 2.9 times the capital we are required to hold.

We believe that we provide our customers with access to forex liquidity at competitive rates. We maintain relationships with three established global prime brokers, including Deutsche Bank AG, UBS AG, and The Royal Bank of Scotland plc as well as relationships with 13 additional wholesale forex trading partners and access to other trading platforms and other wholesale forex trading partners, which give us access to over 25 potential liquidity providers. We believe these relationships give us access to a pool of forex liquidity, which ensures that we are able to execute our customers’ trades in any of the 39 currency pairs or six contracts-for-difference product offerings we offer and in the notional amount they request.

We believe that our approach to managing market and credit risk provides us with a diversified revenue stream that is governed by both risk-management and profit maximization principles.

Our Market Opportunity

The retail forex market has grown rapidly over the past decade, with daily trading volumes growing at a compound annual growth rate of 37.1% from average daily volumes of approximately $10.0 billion in 2001 to approximately $125.0 billion in 2009 according to a 2010 analysis performed by the Aite Group.

Historically, participation in the forex trading market was only available to commercial and investment banks and other large institutional investors. We believe that the expansion of online forex trading firms, such as our company, has led to reduced trading costs and increased investor awareness of the forex market, resulting in greater retail participation. We believe that improved accessibility and convenience has spurred the growth of our industry, similar to the impact online equity brokers had on growth in the U.S. equities markets in the late 1990s.

We believe retail forex trading is poised for continued, rapid growth as a result of the following trends:

•	increasing recognition of currency trading as an alternative investment and as a tool for portfolio diversification by retail traders, authorized traders and investment professionals globally;

•	improved access to the forex market, reduced transaction costs and more efficient execution;

•	increased availability of investor education relating to the forex market and trading opportunities;

•	expansion of marketing efforts by many leading firms in the forex industry;

•	increasing media coverage of the forex market; and

•	rising global broadband and wireless penetration.

Despite the strong growth of the retail forex market, online retail forex investors still represent a small fraction of total online investors. The Aite Group estimates that, as of July 2010, there were more than 100 million online retail investors globally, but only 1.25 million online retail investors who trade forex. Since retail forex is an asset class that can be traded 24 hours per day, five days a week, it is convenient for many online investors as they can trade at any time of the day.

Our Competitive Strengths

We believe that we have maintained and will continue to enhance our strong position in the retail forex market by leveraging the following competitive strengths:

Leading FOREX.com Brand Name and Strong Global Marketing Capability

We believe that we have developed FOREX.com into a leading brand in the online forex trading industry. For the nine months ended September 30, 2010, FOREX.com averaged approximately 1.7 million “unique” visitors per month (as measured by Google Analytics, a website statistics service which monitors our website over a specified period of time and then subtracts all repeat visits by each individual visitor over such period). We currently service customers from over 140 countries.

Our sales and marketing strategy leverages the strength of our FOREX.com brand name by employing a combination of direct marketing techniques and focused branding programs. Through our direct marketing efforts, in 2009 we generated approximately 0.8 million registered users of our demonstration retail trading accounts which simulate live trading on our proprietary platform, referred to as registered practice trading accounts, representing a compound annual growth rate of 41.4% from approximately 0.2 million registered practice trading account users in 2005. Complementing our direct marketing strategy, we have assembled a multilingual retail sales force that utilizes a highly interactive approach to convert registered retail practice trading accounts into retail tradable accounts and manage ongoing customer retention efforts.

We have successfully expanded the FOREX.com brand from one that was U.S.-based, to a brand used in multiple international markets. We currently market to retail traders in English, Japanese, Arabic, traditional and simplified Chinese, and Russian, and have global online and offline advertising campaigns that direct prospective customers to the FOREX.com website in each of our target markets.

We have grown our company internationally through an efficient business model that combines our centralized trading, middle- and back-office functions, which are located in the United States, with direct and indirect marketing techniques tailored for each local market. This approach is designed to achieve a consistent brand experience while minimizing overhead costs.

Superior Customer Experience and Service Focus

We offer current and prospective customers a high level of service and a wide range of customizable tools and resources to assist them in learning about trading forex and other asset classes and to prepare them for trading in the market. We offer comprehensive education and training programs, the majority of which are utilized by prospective customers, which have been internally developed and designed to accommodate a variety of experience levels and learning preferences, from self-study to fully instructional programs. We also employ a multilingual staff of trained, licensed customer service representatives located in the United States to handle customer inquiries via telephone, email and online chat seven days a week, with continuous 24-hour coverage beginning Sunday at 10:00 a.m. through Friday at 5:00 p.m. and on Saturday from 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

Consistent Execution Quality

We believe our customers choose us in part because of the consistent quality of our trade execution capabilities, which is comprised of three main aspects: pricing, certainty of execution and timing. We believe that our proprietary rate engine provides our customers with access to forex liquidity at competitive market rates. We are able to provide our customers with a high degree of certainty in the execution of their trades as a result of our relationships with three established global prime brokers, including Deutsche Bank AG, UBS AG, and The Royal Bank of Scotland plc as well as relationships with 13 additional wholesale forex trading partners, and access to other trading platforms and other wholesale forex trading partners, which give us access to over 25 potential liquidity providers. We believe these relationships give us access to a pool of forex liquidity, which ensures that we are able to execute our customers’ trades in any of the 39 currency pairs or six contracts-for-difference product offerings we offer and in the notional amount they request.

Proven Track Record of Innovation

We believe that our proprietary technology infrastructure provides us with significant competitive advantages and allows us to quickly adapt to meet the rapidly changing needs of the marketplace. As a result we have a long history of introducing new products, services and innovative tools for our customers. For example, over the past two years we have introduced the following products and services:

•	February 2009 — We introduced trading of gold and silver in the spot market.

•	August 2009 — For our customers located outside of the United States, we introduced trading in oil contracts-for-difference, including “Brent Crude Oil” and “West Texas” contracts-for-difference.

•	September 2009 — We launched a new version of our active trader platform, FOREXTrader PRO, featuring an updated user interface designed to improve overall usability and deliver faster trade execution, enhanced charting tools and improved chart-based trading capabilities.

•	February 2010 — We introduced website trading into the FOREX.com offering, which provides streamlined trading, research and account management features in a secure, web-based environment. The availability of website trading complements our downloadable active trader platform, FOREXTrader PRO, and is an important part of our long-term strategy to attract a more diverse customer base, including novice traders who desire an easy-to-use trading experience that also includes education, research and customer support tools in a secure, customer-friendly website, and self-directed retail investors in the United States who are already accustomed to trading via the websites of their online brokerage firms.

•	February 2010 — We introduced a version of the FOREX.com website designed for smartphones and web-enabled mobile devices. This version provides customers and registered practice trading account users with secure account access to trade and manage their accounts from their mobile devices as well as access to quotes, charts, news and research and an extensive learning section featuring articles and video tutorials.

•	March 2010 — We launched GAIN GTX, our institutional electronic communications network, for our institutional customers consisting of commercial and investment banks, hedge funds, institutional asset managers, corporate treasuries and proprietary trading firms. GAIN GTX allows our institutional customers to enter forex bids and offers or to buy or sell instantly at competitive prices from leading participating banks including forex dealers, clearing banks and prime brokers.

•	April 2010 — We launched a new Arabic language service under our FOREX.com U.K. division to service growing demand from retail traders in the Middle East.

•	June 2010 — We further expanded our product offering to include equity index contracts-for-difference. Equity index contracts-for-difference give our customers outside the United States access to trade popular global equity indices located in the United Kingdom, Germany, France and United States.

•	July 2010 — We launched a full-featured iPhone application that provides our customers and registered practice trading account users with mobile trading capabilities along with real-time news, charts, research and account information.

Extensive Risk-Management Experience and Capital Position in Excess of Current Regulatory Requirements

We have leveraged our management team’s extensive experience to develop proprietary risk-management systems and procedures that allow us to manage market and credit risk in accordance with predefined exposure limits in real time and maintain a conservative capital position while taking into account specific market events and market volatility. A key component of our approach to managing risk is that we do not actively initiate proprietary directional market positions in anticipation of future movements in the relative prices of the products we offer. Instead, we continuously evaluate market risk exposure and actively hedge customer transactions through our wholesale forex trading platform on a continuous basis. As a result of our hedging activities, we are likely to have open positions with various products we offer. For the nine months ended September 30, 2010, a minimum of 90.9% of our average daily trading volume, on any given day, was either naturally hedged where one of our customers executing a trade in a currency was offset by a trade taken by another customer, or hedged by us with a third-party financial institution.

As part of our risk-management philosophy, we maintain capital levels in excess of those required under applicable regulations in multiple jurisdictions. We believe that our excess capital position in the United States compares favorably to that of many of our competitors that operate primarily in forex trading and positions us favorably for potential future increases of minimum capital requirements domestically and abroad. Additionally, we believe that our capital position enhances our access to foreign exchange liquidity, thereby improving our ability to provide customers with attractive pricing and facilitating our trading and hedging activities. In addition, our capital position allows us to provide capital to our affiliates as needed, to accommodate their business growth and meet potential increases of their minimum capital requirements.

Experienced Management Team

Our senior management team is comprised of experienced executives with significant forex, financial services and financial technology expertise. In addition, our senior management team has extensive experience in many critical aspects of our business, including trading and risk-management, retail brokerage operations, compliance, application development and technology infrastructure. For example, prior to joining us in 2000, Glenn Stevens, our President and Chief Executive Officer had more than 15 years of forex and global markets experience including seven years as managing director and chief forex dealer at Merrill Lynch & Co., Inc., and Mr. O’Sullivan, our Chief Dealer, served for six years as director of the New York British Pound Sterling desk of Merrill Lynch & Co., Inc., prior to his joining us in 2000. We believe the experience of our senior management team, including more than 25 years of forex trading experience for our President and Chief Executive Officer and more than 20 years of forex trading experience for our Chief Dealer, has been integral to our historical success and will be critical to our successful expansion into new markets and products in the future.

Risks Associated with Our Business

An investment in our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows, including:

•	The Retail Forex Market has Only Recently Become Accessible to Retail Investors, and Accordingly, We Have a Limited Operating History Upon Which to Evaluate Our Performance. Our prospects may be materially adversely affected by the risks, expenses and difficulties frequently encountered in the operation of a new business in a rapidly evolving industry characterized by intense competition and evolving regulatory oversight and rules.

•	Our Operations May be Restricted by Existing and Evolving Regulatory Requirements. We operate in a heavily regulated environment that imposes significant compliance requirements and where failure to comply may result in regulatory actions and sanctions against us. For example, in August 2010 the Commodity Futures Trading Commission released new rules relating to the regulation of retail forex trading, including minimum security deposits, registration, risk disclosures relating to profits, record keeping, financial reporting, minimum capital and other operational standards. In addition, jurisdictions such as Japan and the United Kingdom have imposed additional regulatory requirements on our business operations in those jurisdictions.

•	The Susceptibility of Our Revenue and Profitability to Changes in Domestic and International Market and Economic Conditions. Our revenue and profitability is influenced by trading volume and currency volatility, which are directly impacted by disruption and volatility in domestic and international markets and economic conditions that are beyond our control.

•	The Risk That Our Risk-Management Policies and Procedures May not be Effective and May Expose us to Unidentified or Unanticipated Risks. We depend upon our risk-management policies to identify, monitor and control a variety of risks. Some of our methods for managing risk are discretionary in nature and based upon internally developed controls and observed historical market behaviors. Such policies may not adequately prevent losses or anticipate changes in the market.

•	The Impact on Our Business from Potential Trading Losses. A substantial portion of our revenue and operating profits is derived from our role as a market maker. In such role, we are exposed to significant pricing and liquidity risks, as well as to risks relating to possible inaccuracies in our proprietary pricing mechanism, which may result in trading losses.

•	The Risk of Corruption or Disruption of Our Proprietary Technology. Our success in the past has largely been attributable to our proprietary technology. We rely on our proprietary technology to receive and properly process internal and external data in order to run our business. Any disruption or corruption of our proprietary technology may result in service interruptions or other negative consequences.

•	The Loss of Our Key Personnel. Our key employees have significant experience in the forex industry and have made significant contributions to our business and operations. Our continued success is dependent upon the retention of these employees.

•	Our Dependence on Wholesale Forex Trading Partners and Prime Brokers in Order to Continually Provide Our Market Making Services. Given the level of our customers’ trading volume, we depend upon third-party financial institutions to provide us with access to forex market liquidity and competitive wholesale forex pricing spreads. In the event that we no longer have access to the competitive wholesale forex pricing spreads and/or levels of liquidity that we currently have, we may be unable to provide competitive forex trading services, which will materially adversely affect our business, financial condition and results of operations and cash flows.

•	A Risk of Default by Financial Institutions Holding Our Funds and Other Counterparties with Whom We do Business. Our forex market making operations require a commitment of capital that involves risk of losses because of the potential failure or default by the counterparties with whom we do business.

You should consider these risks and others described in this prospectus before investing in our common stock. For a more detailed discussion of these and other significant risks associated with operating our business and investing in our common stock, you should read the section entitled “Risk Factors” beginning on page 19 of this prospectus.

Our Growth Strategies

We intend to pursue the following strategies to continue to grow our forex business and to continue to expand our product offerings to our customers:

Increase Penetration in Our Existing Markets

The Aite Group estimates that, as of July 2010, there were over 100 million retail online investors globally, but only 1.25 million online retail investors who traded forex. We plan to increase our presence in the U.S. market and other existing markets by continuing to focus on reaching the greatest number of prospective customers who may open registered practice trading accounts. We seek to accomplish this by employing a mixture of on- and off-line advertising, search engine marketing, email marketing, television and radio advertising, attendance at industry trade shows and strategic and public media relations. We intend to continue to focus on converting our registered practice trading accounts into traded retail accounts in order to grow our business and increase our market share. We believe we can most effectively generate registered practice trading accounts and convert them into traded retail accounts by continuing to tailor our marketing strategy to each customer type we target and by offering prospective customers training, educational tools and superior customer service.

Continue the International Expansion of Our Retail Customer Base

We intend to enhance our growth through the continued expansion of our international customer base into new markets and continue to penetrate existing international markets. We believe owning and operating FOREX.com, our leading Internet domain name, as well as our market-leading customer service enhances our ability to promote our advanced trading technology and tools, while also generally building awareness of the forex market among retail investors. In addition to leveraging the FOREX.com brand name globally, we intend to grow internationally by continuing to open offices in areas where a local presence is helpful to our growth efforts and by selectively pursuing strategic acquisitions. To successfully expand into other new international markets, we intend to employ a strategy that centralizes brand management, trading, middle- and back-office functions at our U.S. headquarters and tailors marketing sales and customer support to the local market. We operate in the United Kingdom where our regulatory passport rights allow us to operate in a number of European Economic Area jurisdictions, and we believe Europe is an expanding market we will continue to develop. We have expanded international offices and will continue to deploy resources and capital to meet the global requirements to service our customers. In 2006, we registered with the Cayman Islands Monetary Authority in the Cayman Islands. In 2008, we acquired RCG GAIN Limited (formerly a joint venture with Rosenthal Collins Group, now known as GAIN Capital-Forex.com U.K., Ltd.), in the United Kingdom, which is registered with the Financial Services Authority, and a U.S. registered broker-dealer (now known as GAIN Capital Securities, Inc.), which is registered with the U.S. Securities and Exchange Commission and the Financial Industry Regulatory Authority. Between 2008 and 2009, we acquired Fortune Capital Co. Ltd. (now known as Forex.com Japan Co., Ltd.), which maintains a registration with the Financial Services Agency in Japan, known as a Type I financial instruments business registration, and incorporated GAIN Capital-Forex.com Hong Kong, Ltd., which is registered with the Securities and Futures Commission. In 2009, we incorporated GAIN Capital Forex.com Australia Pty. Ltd., which received regulatory approval from Australian Securities and Investments Commission in March 2010.

Continue Growth of Our Institutional Forex Business

The institutional forex trading market is composed of commercial and investment banks, hedge funds, institutional asset managers, corporate treasuries and other professional traders that trade with each other predominantly through electronic communications networks. We believe that we can continue to expand our institutional forex customer trading base by offering these institutions a superior technology product in the form of our GAIN GTX electronic communications network trading platform. GAIN GTX was designed specifically for institutional investors and features advanced algorithmic trading capabilities, order management and routing tools and, we believe, a pool of forex liquidity from anonymous and disclosed liquidity providers via our extensive network of wholesale forex trading partners.

Expand Our Product Offering

We intend to grow our business by offering our customers additional products complementary to our current product offerings. Approximately two-thirds of our existing customers have told us that they trade or have traded other financial products, such as equities, futures and options. As a result, we believe we have significant growth opportunities to cross-sell complementary products to these customers. Expanding our product offerings to include other financial products will enable our customers to execute diversified trading strategies across various products from a single, integrated trading platform. We believe our proprietary and scalable technology infrastructure, as well as our track record of introducing new products to our customers, will allow us to attract and satisfy our customers’ increased trading needs, which will in turn result in increased customer trading volume with us.

•	Forex Trading Products

We intend to expand our existing forex offerings by increasing the number of available currency pairs, as well as adding OTC currency options and a range of other currency-related investment products.

•	Contracts-For-Difference

We intend to build upon our existing contracts-for-difference product offerings outside of the United States to support trading of other financial instruments and commodity products located in various jurisdictions, including Europe, Hong Kong and Australia. Contracts-for-difference are instruments linked to the performance of the price of an underlying security or other products, including precious metals, energy products and other commodities, as well as stock indices and government bonds. Because contracts-for-difference are margin-based and are OTC-traded, we believe that we can effectively apply our market making and risk-management expertise to these financial instruments. However, these products are not permitted to be offered to U.S. residents and we do not directly or through any of our U.S. or non-U.S. subsidiaries permit U.S. residents to trade contracts-for-difference.

•	Listed Exchange Products

Our status as a registered Futures Commission Merchant provides us with the ability to offer a variety of exchange-traded products, including futures and options on futures contracts on equity and fixed-income indices, and commodities, to our customers. We also intend to expand the offerings of GAIN Capital Securities, Inc. to include advanced options trading, as well as fixed-income and other equities products.

Increase Our Partnerships with Other Financial Services Firms

We currently support more than a dozen major white label partnerships with major financial institutions, securities firms and registered broker-dealers, representing 37.3% of our trade volume for the nine months ended September 30, 2010. We intend to continue to develop relationships with white label partners and introducing brokers which provide us with additional channels to attract prospective customers whom we believe we could not otherwise efficiently solicit. These prospective customers include individuals who have demonstrated significant loyalty to their existing financial services firm as well as individuals in jurisdictions where we are not currently registered with the local regulator. In these circumstances, the partnership arrangements are more profitable for us, since the customers provided through these partnerships generate trading revenue for us but generally do not require us to incur any incremental direct marketing or regulatory compliance expenses. White label partners and introducing broker relationships who were first active in the nine months ended September 30, 2010 represented 9.0% of our total trading volume.

Pursue Strategic Acquisitions and Alliances to Expand Our Product and Service Offerings and Geographic Reach

We intend to continue to selectively pursue attractive acquisition and alliance opportunities. In the past, we have successfully expanded the breadth of our product and service offerings by acquiring companies with complementary products and services, such as our acquisitions of RCG GAIN Limited (now known as GAIN Capital-Forex.com U.K., Ltd.), Fortune Capital Co. Ltd. (now known as Forex.com Japan Co., Ltd.) and a U.S. registered broker-dealer of equity securities (now known as GAIN Capital Securities, Inc.). More recently, we acquired assets of MG Financial LLC, a forex trading firm, on September 14, 2010 and on October 5, 2010, we entered into an asset purchase agreement with Capital Market Services, LLC, and affiliated entities, to acquire the retail forex trading accounts of this forex trading firm. Additionally, we will consider acquisitions and alliances in key geographic markets to establish or increase our presence and accelerate our growth. Following this offering, we believe we will have the ability to use our common stock as an additional currency with which to pursue future acquisitions.

Capture Additional Market Share as a Result of Increased Regulatory Requirements

Regulators in the United States and other jurisdictions have established and continue to establish, a series of new regulations that impact retail forex brokers, including substantial increases in minimum required regulatory capital, increased oversight of third-party introducing brokers and regulations regarding the execution of trades. While complying with these regulations may increase our operational costs, we believe that these regulations have given retail investors more confidence in retail forex as an asset class and in retail forex firms that are able to comply with them. We believe that these regulations have reduced the number of firms offering retail forex services, even as the number of retail forex customers and the retail forex trade volume has grown. As the retail forex industry consolidates, scale and ability to comply with regulation will become increasingly important for retail forex brokers, presenting opportunities to larger firms, such as us, that can meet the more stringent regulatory requirements.

Corporate Information

We were incorporated in Delaware in October 1999 as GAIN Capital, Inc. In order to expand, either directly or through wholly-owned subsidiaries, into business activities not regulated by the Commodity Futures Trading Commission or the National Futures Association, on August 1, 2003, all outstanding capital stock of GAIN Capital, Inc. was converted into capital stock of GAIN Capital Group, Inc. pursuant to an agreement and plan of merger by and among GAIN Capital Group, Inc., GAIN Merger Sub Inc. (a wholly-owned subsidiary of GAIN Capital Group,

Inc.) and GAIN Capital, Inc. Pursuant to such agreement and plan of merger, GAIN Merger Sub Inc., merged with and into GAIN Capital, Inc., the surviving entity, and the holders of capital stock, warrants and options of GAIN Capital, Inc. received capital stock, warrants and options of GAIN Capital Group, Inc. on a one-for-one basis, and GAIN Capital, Inc. continued to exist as a wholly-owned subsidiary of GAIN Capital Group, Inc. The GAIN Capital, Inc. stockholders before the merger were the same as the GAIN Capital Group, Inc. stockholders after the merger.

As a condition to entering into a credit facility in 2006, the lending banks required that we pledge the ownership interests in certain of our operating subsidiaries as collateral. In order to facilitate this pledge, on March 27, 2006, all outstanding capital stock of GAIN Capital Group, Inc. was converted into capital stock of GAIN Capital Holdings, Inc. pursuant to an Agreement and Plan of Merger by and among GAIN Capital Group, Inc., GH Formation, Inc. (a wholly-owned subsidiary of GAIN Capital Group, Inc.) and GAIN Capital Holdings, Inc. Pursuant to such agreement and plan of merger, GH Formation, Inc. merged with and into GAIN Capital Group, Inc., the surviving entity, and the holders of capital stock, warrants and options of GAIN Capital Group, Inc. received capital stock, warrants and options of GAIN Capital Holdings, Inc. on a one-for-one basis, and GAIN Capital Group, Inc. continued to exist as an indirect wholly-owned subsidiary of GAIN Capital Holdings, Inc. The GAIN Capital Group, Inc. stockholders before the merger were the same as the GAIN Capital Holdings, Inc. stockholders after the merger.

For tax planning purposes, contemporaneously with the foregoing merger, on March 27, 2006, GAIN Capital Group, Inc. was converted to a limited liability company, GAIN Capital Group, LLC, and GAIN Capital, Inc. was converted to a limited liability company, GAIN Capital, LLC, thereby allowing profits and losses to pass through such entities. At the same time, GAIN Holdings, LLC, a newly created holding company and wholly-owned subsidiary of GAIN Capital Holdings, Inc., became the sole member and holder of all of the membership interests of GAIN Capital Group, LLC. On April 28, 2006, GAIN Capital, LLC merged with and into GAIN Capital Group, LLC and ceased to exist as a separate entity. The membership interests of GAIN Holdings, LLC were pledged as collateral in connection with the credit facility referenced above.

Our principal executive offices are located at Bedminster One, 135 Route 202/206, Bedminster, New Jersey 07921. Our telephone number is (908) 731-0700. On August 18, 2009, we entered into a lease agreement for approximately 45,000 square feet of office space at 135 Route 202/206, Bedminster, New Jersey, which we are using as our new principal executive offices. The term of the lease runs from January 1, 2010 to December 1, 2025, and we moved to our new facilities in January 2010. We believe this new facility will accommodate our needs for the foreseeable future. We operate our market making services out of our Bedminster (New Jersey), London and Tokyo offices and our sales and support services out of our Bedminster, New York City, Woodmere (Ohio), London, Tokyo, Hong Kong, and Australia offices. Our corporate website address is www.gaincapital.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only. As of September 30, 2010, we employed 361 individuals worldwide.

We are registered with the Commodity Futures Trading Commission as a Future Commission Merchant, and Retail Foreign Exchange Dealer. We are also a member of the National Futures Association. Our subsidiary, Forex.com Japan Co., Ltd., a Tokyo-based broker is regulated by the Financial Services Agency in Japan. In April 2010, Forex.com Japan Co., Ltd. became our wholly-owned subsidiary. We also operate GAIN Capital Securities, Inc., a registered broker-dealer (which is registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority). We are authorized as principal and counterparty to spot foreign currency trades, contracts-for-difference and gold and silver spot contracts in the United Kingdom and Australia. In Japan, we are authorized as principal and counterparty to spot foreign currency trades and precious metals spot contracts. We are also registered as a Securities Arranger with the Cayman Islands Monetary Authority in the Cayman Islands and registered with the Securities and Futures Commission in Hong Kong and the Australian Securities and Investments Commission in Australia, to act as an introducer to GAIN Capital Group, LLC in the United States. Furthermore, beginning in October 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, requires us to ensure that all of our customers resident in the United States have accounts with our National Futures Association-registered operating entity.

Between 2006 and 2008, a significant portion of our trading volume, trading revenue, net income and cash flow was generated from residents of China. When we commenced offering our forex trading services through our Chinese language website to residents of China in October 2003, we believed that our operations were in compliance with applicable Chinese regulations. However, as a result of our review of our regulatory compliance in China during 2008, in May 2008 we became aware of a China Banking and Regulatory Commission prohibition on forex trading firms providing retail forex trading services through direct solicitation to Chinese residents through the Internet without a China Banking and Regulatory Commission permit. We do not have such a permit and to our knowledge, no such permit exists. The regulatory rules and process in China are complex and are not as clear as those in many other jurisdictions. As a result of this regulatory uncertainty, we decided to terminate all service offerings to residents of China and ceased our trading support operations located in that country. As of December 31, 2008, we no longer accepted new customers.

Based on our most recent review of the relevant regulatory requirements in China, we now believe that we can accept customers from China if the customers come to our website without being solicited by us or by our introducing brokers, agents or white label partners to do so. As a result, we began accepting non-solicited customers from China in June 2010. We cannot provide any assurance that we will not be subject to fines, penalties or sanctions, and if so in what amounts, relating to our historical and current forex trading services through the Internet to Chinese residents.

As a result of the termination of our trading operations in China in December 2008, all references to “China” refer to mainland China and exclude the Hong Kong and Macau Special Administrative Regions. The historical financial information presented in this prospectus may not be indicative of our future performance. For the year ended December 31, 2009, net revenue associated with customers residing in China was immaterial compared to $24.4 million for the year ended December 31, 2008. Our total direct expenses attributable to our operations in China were less than $0.4 million for the year ended December 31, 2009, compared to $5.9 million for the prior year.

THE OFFERING

Common stock offered by us	407,692 shares

Common stock offered by the selling stockholders	10,592,308 shares

Total common stock offered in this offering	11,000,000 shares

Common stock to be outstanding immediately after this offering	31,148,058 shares

Over-allotment option	1,650,000 shares offered by selling stockholders

Use of proceeds	We intend to use the proceeds we receive from this offering only to cover historical and expected costs from this offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	“GCAP”

Risk factors	See “Risk Factors” beginning on page 19 of this prospectus and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of December 1, 2010. The number of shares of our common stock to be outstanding after this offering does not take into account:

•	4,715,785 shares of common stock issuable upon the exercise of outstanding stock options as of December 1, 2010 at a weighted average exercise price of $2.32 per share;

•	1,909,843 shares of common stock issuable pursuant to outstanding restricted stock units as of December 1, 2010;

•	3,297,743 shares of common stock issuable upon the exercise of outstanding warrants as of December 1, 2010 at a weighted average exercise price of $0.49 per share;

•	an aggregate of 1,400,000 shares of common stock that will be reserved for future issuance under our 2010 Omnibus Incentive Compensation Plan as of the closing of this offering; and

•	an aggregate of 500,000 shares of common stock that will be reserved for future issuance under our 2011 Employee Stock Purchase Plan.

Unless otherwise noted, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option granted by the selling stockholders, and has been adjusted to reflect the 2.29-for-1 stock split of our common stock effected immediately prior to the completion of this offering, the conversion of all outstanding shares of our preferred stock into an aggregate of 27,757,770 shares of common stock upon the completion of this offering and the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws upon the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our summary historical consolidated financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2007, 2008 and 2009 and the consolidated statements of financial condition data as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2005 and 2006 and the consolidated statements of financial condition data as of December 31, 2005, 2006 and 2007 are derived from our audited historical consolidated financial statements not included in this prospectus.

The consolidated statements of income data for the nine month periods ended September 30, 2010 and 2009 and the consolidated statement of financial condition data as of September 30, 2010 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus which have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. The consolidated statements of financial condition data as of September 30, 2009 are derived from our consolidated financial statements not included in this prospectus. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year ended December 31, 2010.

Due to the non-cash impact of the redemption feature contained in our preferred stock which requires fair value accounting, there are fluctuations in our net income which will cease upon our initial public offering and which are not reflective of our operating performance.

The pro forma consolidated statement of financial condition data as of September 30, 2010 gives effect to this offering based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the range listed on the cover page of this prospectus. The pro forma earnings per common share data for the year ended December 31, 2009 and the nine months ended September 30, 2010 reflect the sale by us of newly issued shares of our common stock and the sale by our selling stockholders of an aggregate of 11,000,000 shares of common stock pursuant to this offering based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the range listed on the cover page of this prospectus.

						Pro Forma			Pro Forma
						for the			for the
						Fiscal Year			Nine Months
						Ended	Nine Months Ended		Ended
	Year Ended December 31,					December 31,	September 30,		September 30,
	2005(1)	2006(2)	2007(2)	2008(2)	2009(2)	2009(4)(5)	2009(2)	2010(2)	2010(4)(5)
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:
REVENUE
Trading revenue	$36,249	$69,471	$118,176	$186,004	$153,375	$153,375	$114,332	$147,667	147,667
Other revenue	223	242	437	2,366	2,108	2,108	1,119	1,914	1,914

Total non-interest revenue	36,472	69,713	118,613	188,370	155,483	155,483	115,451	149,581	149,581
Interest revenue	1,519	3,145	5,024	3,635	292	292	228	243	243
Interest expense	(110)	(2,431)	(4,299)	(3,905)	(2,456)	(2,456)	(1,848)	(1,676)	(1,676)

Total net interest revenue/(expense)	1,409	714	725	(270)	(2,164)	(2,164)	(1,620)	(1,433)	(1,433)

Net revenue	37,881	70,427	119,338	188,100	153,319	153,319	113,831	148,148	148,148

EXPENSES
Employee compensation and benefits	9,511	17,258	25,093	37,024	41,503	41,503	29,621	34,031	34,031
Selling and marketing	3,256	12,517	21,836	29,312	36,875	36,875	26,791	28,192	28,192
Trading expenses and commissions	7,279	10,321	10,436	16,310	14,955	14,955	10,431	18,601	18,601
Bank fees	507	935	2,316	3,754	4,466	4,466	3,415	3,170	3,170
Depreciation and amortization	494	897	1,911	2,496	2,689	2,689	2,013	2,568	2,568
Communications and data processing	424	873	1,659	2,467	2,676	2,676	1,950	2,209	2,209
Occupancy and equipment	530	1,045	1,616	2,419	3,548	3,548	2,391	2,963	2,963
Bad debt provision/(recovery)	836	574	1,164	1,418	760	760	593	514	514
Professional fees	761	1,295	1,380	3,104	3,729	3,729	2,549	2,623	2,623
Software expense	21	78	123	888	1,132	1,132	712	1,431	1,431
Professional dues and memberships	15	48	187	773	698	698	565	205	205
Write-off of deferred initial public offering costs	—	—	—	1,897	—	—	—	—	—
Change in fair value of convertible, redeemable preferred stock embedded derivative(2)	—	61,732	165,280	(181,782)	(1,687)	(1,687)	40,820	48,936	48,936
Impairment of intangible assets	—	165	—	—	—	—	—
Other	155	3,085	(627)	1,424	1,746	1,746	1,091	3,846	3,846

Total	23,789	110,823	232,374	(78,496)	113,090	113,090	122,942	149,289	149,289

INCOME/(LOSS) BEFORE INCOME TAX EXPENSE AND EQUITY IN EARNINGS OF EQUITY METHOD INVESTMENT	14,092	(40,396)	(113,036)	266,596	40,229	40,229	(9,111)	(1,141)	(1,141)
Income tax expense	5,881	9,063	21,615	34,977	12,556	12,556	11,423	18,192	18,192
Equity in earnings of equity method investment	(3)	(43)	—	(214)	—		—	—

NET INCOME/(LOSS)	8,208	(49,502)	(134,651)	231,405	27,673	27,673	(20,534)	(19,333)	(19,333)

Net income/(loss) applicable to noncontrolling interest	—	—	—	(21)	(321)	(321)	(15)	(402)	(402)

Net income/(loss) applicable to GAIN Capital Holdings, Inc.	$8,208	$(49,502)	$(134,651)	$231,426	$27,994	$27,994	$(20,519)	(18,931)	$(18,931)

Effect of redemption of preferred shares	—	(39,006)	—	(63,913)	—	—	—	—	—
Effect of preferred share accretion	(63)	2,205	—	—	—	—	—	—	—

Net income/(loss) applicable to GAIN Capital Holdings, Inc. Common Shareholders	$8,145	$(86,303)	$(134,651)	$167,513	$27,994	$27,994	$(20,519)	(18,931)	(18,931)

Earnings/(loss) per common share:
Basic	$1.96	$(30.90)	$(70.89)	$130.12	$21.41	$0.90	$(15.71)	$(14.26)	$(0.61)

Diluted	$0.49	$(30.90)	$(70.89)	$11.17	$1.88	$0.74	$(15.71)	$(14.26)	$(0.61)

Weighted average common shares outstanding used in computing earnings/(loss) per common share:
Basic	4,157,464	2,792,895	1,899,386	1,287,360	1,307,379	31,148,058	1,306,265	1,327,124	31,148,058

Diluted	16,634,016	2,792,895	1,899,386	15,002,277	14,909,184	37,895,582	1,306,265	1,327,124	31,148,058

Adjusted (unaudited)(3)
Adjusted earnings/(loss) per common share:
Basic					$20.12		$15.54	$22.61

Diluted					$1.76		$1.36	$2.01

(footnotes continued on next page)

								Pro Forma
								as of
	As of December 31,					As of September 30,		September 30,
	2005	2006	2007	2008	2009	2009	2010	2010(4)(5)
	(in thousands unless otherwise stated)

Consolidated Statements of Financial Condition Data:
Cash and cash equivalents	$22,482	$31,476	$98,894	$176,431	$222,524	$197,938	$258,012	$263,912
Receivables from brokers	$59,080	$71,750	$74,630	$50,817	$76,391	$100,171	$89,569	$89,569
Total assets	$83,740	$113,491	$180,628	$264,816	$351,940	$315,710	$405,361	$411,069
Payables to brokers, dealers, futures commission merchants, and other regulated entities	$4,577	$5,248	$2,163	$1,679	$2,769	$1,732	$5,857	$5,857
Payables to customers	$50,031	$70,321	$106,741	$122,293	$196,985	$168,266	$216,587	$216,587
Convertible, redeemable preferred stock embedded derivative	$—	$99,286	$264,566	$82,785	$81,098	$123,604	$130,034	$—
Notes payable	$—	$27,500	$49,875	$39,375	$28,875	$31,500	$21,000	$21,000
Total shareholders’ equity/(deficit)	$23,605	$(154,242)	$(316,340)	$(172,154)	$(139,890)	$(188,831)	$(154,983)	$150,341

(1)	These amounts do not include the impact of the embedded derivative liability of approximately $37.6 million (unaudited) as of December 31, 2005 and the change in fair value for the year ended December 31, 2005 of $28.8 million (unaudited).

(2)	For each of the periods indicated, in accordance with Financial Accounting Standards Board Accounting Standards Codification 815, Derivatives and Hedging, we accounted for an embedded derivative liability attributable to the redemption feature of our outstanding preferred stock. This redemption feature and the associated embedded derivative liability will no longer be required to be recognized upon conversion of our preferred stock in connection with the completion of this offering.

(3)	These adjusted amounts reflect the reversal of the change in fair value associated with the liability of our convertible, redeemable preferred stock embedded derivative. For the year ended December 31, 2009 and the nine months ended September 30, 2009 and 2010, the change in our preferred stock embedded derivative resulted in a gain of $1.7 million and a loss of $40.8 million and $48.9 million, respectively.

(4)	Adjustments for the sale by the Company of common stock pursuant to this offering based on an assumed initial offering price of $14.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and the application of the estimated net proceeds from this offering of $5.3 million (plus up to an additional $600,000 in reimbursements by the underwriters for our out-of-pocket expenses incurred in this offering) to pay for our current initial public offering costs, which includes estimated expenses to be incurred of $3.0 million, and our historical offering-related expenses and deferred costs of approximately $2.0 million incurred in fiscal years 2007 and 2008.

(5)	Immediately prior to consummation of the initial public offering, all convertible, redeemable preferred stock will convert to common stock. The Company will issue 407,692 shares of common stock to cover all of the estimated costs for the initial public offering. The common stock split and conversions of the convertible, redeemable preferred stock will result in 31,148,058 common shares issued and to be outstanding after the offering. In addition the convertible, redeemable preferred stock embedded derivative will be settled in the Company’s common stock and the liability will be applied to additional paid in capital. We made pro forma adjustments to the historical results of operations for the fiscal year ended December 31, 2009 and for the nine months ended September 30, 2010 to show the pro forma effect for the 2.29-for-1 stock split of our common stock effected immediately prior to the completion of this offering, the conversion of all of our Series A, B, C, D, and E preferred stock into an aggregate of 27,757,770 shares of common stock upon the closing of this offering of our common stock and the offering of 407,692 shares of common stock which is based upon the initial public offering price of $14.00 per share, the midpoint of the estimated price range listed on the cover page of this prospectus and other terms of this offering determined at pricing.

Selected Operational Data

	As of December 31,					As of September 30,
	2005	2006	2007	2008	2009	2009	2010
	($ in thousands unless otherwise stated)

Number of opened retail accounts(6):
Total	30,626	63,576	105,924	154,190	211,136	195,559	264,834
China	3,202	8,395	19,869	27,358	27,362	27,362	28,819
Number of tradable retail accounts:
Total	11,761	27,836	41,120	36,744	51,652	47,374	70,618
China	1,631	4,799	9,702	2,839	1	8	1,029
Adjusted net capital in excess of regulatory requirements(7)	$20,065	$15,296	$44,856	$98,571	$71,087	$68,604	$60,565

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010
	($ in thousands unless otherwise stated)

Number of traded retail accounts:
Total	13,896	28,270	43,139	52,555	52,755	43,565	52,486
China	2,416	5,533	11,568	11,647	7	6	269
Total trading volume (dollars in billions)
Total	$231.9	$447.4	$674.5	$1,498.6	$1,246.7	$928.3	$1,093.9
China	$24.4	$50.8	$103.4	$172.4	$0.4	$0.2	$0.7
Net deposits received from retail customers (dollars in millions):
Total	$70.2	$102.8	$184.2	$277.3	$257.1	$186.9	$205.5
China	$6.8	$10.5	$26.0	$25.3	$(1.4)	$(1.3)	$0.3
Retail revenue per million traded	$156.3	$155.3	$175.2	$124.1	$123.0	$122.6	$154.1

(6)	Opened retail customer accounts represent accounts opened with us on a cumulative basis at any time since we commenced operations.
(7)	Adjusted net capital in excess of regulatory requirements represents the excess funds over the regulatory minimum requirements as defined by the regulatory bodies that regulate our operating subsidiaries.

Selected Geographic Data

						Nine Months Ended
						September 30,
	2005	2006	2007	2008	2009	2009		2010

Customer trading volume by region (dollars in billions)
U.S.	$122.2	$238.3	$355.4	$878.9	$679.2	$506.8		$579.0
China(8)(9)	24.4	50.8	103.4	172.4	0.4	0.2	(9)	0.7	(10)
Canada	9.6	29.2	58.6	122.9	142.5	122.2		62.9
Europe, Middle East and Africa	27.9	42.9	64.3	153.1	179.5	126.5		182.3
Asia (ex-China)	33.8	42.7	54.0	96.4	159.1	110.0		194.5
Rest of World	14.0	43.5	38.8	74.9	86.0	62.6		74.5

Total	$231.9	$447.4	$674.5	$1,498.6	$1,246.7	$928.3		$1,093.9

(8)	As a result of our review of our regulatory compliance in China, we decided to terminate our service offerings to residents of China and ceased our trading operations located in that country as of December 31, 2008.
(9)	For the year ended December 31, 2009, a small number of existing customer accounts, which were originally opened through our relationship with one of our introducing brokers prior to the termination of our service offering in China, continued to trade using our platform. The trading activity by these residual accounts resulted in the trading volume for the period. All of these accounts were closed as of December 31, 2009.
(10)	Based on our most recent review of the relevant regulatory requirements in China, we now believe that we can accept customers from China if the customers come to our website without being solicited by us or by our introducing brokers, agents or white label partners to do so. As a result, we began accepting non-solicited customers from China in June 2010.

Reconciliation of Net Income/(Loss) to Adjusted Net Income

Our Convertible, Redeemable Preferred Stock Series A, Series B, Series C, Series D, and Series E contains a redemption feature which allows the holders of our preferred stock at any time on or after March 31, 2011, upon the written request of holders of at least a majority of the outstanding shares of preferred stock voting together as a single class, to require us to redeem all of the shares of preferred stock then outstanding. We have determined that this redemption feature effectively provides such holders with an embedded option derivative meeting the definition of an “embedded derivative” pursuant to Financial Accounting Standards Board Accounting Standards Codification 815, Derivatives and Hedging. Consequently, the embedded derivative must be bifurcated and accounted for separately. Because the embedded derivative in our preferred stock will no longer be applicable following conversion of our preferred stock in connection with this offering, there will be no further accounting adjustment required for change in fair value of the embedded derivative in our preferred stock. This redemption feature and related accounting treatment will no longer be applicable upon conversion of our preferred stock in connection with our initial public offering. Historically, in accordance with Financial Accounting Standards Board Accounting Standards Codification 815, we have adjusted the carrying value of the embedded derivative to the fair value of our company at each reporting date, based upon the Black-Scholes options pricing model, and reported the preferred stock embedded derivative liability on the Consolidated Statements of Financial Condition with change in fair value recorded in our Consolidated Statements of Operations and Comprehensive Income. This has impacted our net income but has not affected our cash flow generation or operating performance. This accounting treatment causes our earnings to fluctuate, but in our view does not reflect operating or future performance of our company. We further discuss the accounting for the embedded derivative in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Fair Value of Derivative Liabilities.”

To reconcile between our net income/(loss) and adjusted net income, we use a financial measure not calculated in accordance with GAAP. Adjusted net income is a non-GAAP financial measure and represents our net income/(loss) excluding the change in fair value of the embedded derivative in our preferred stock.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(in thousands unless otherwise stated)

Net (loss)/income applicable to GAIN Capital Holdings, Inc.	$(134,651)	$231,426	$27,994	$(20,519)	$(18,931)
Change in fair value of convertible, redeemable preferred stock embedded derivative	165,280	(181,782)	(1,687)	40,820	48,936

Adjusted net income	$30,629	$49,644	$26,307	$20,301	$30,005

Adjusted earnings per common share
Basic	$16.13	$38.56	$20.12	$15.54	$22.61

Diluted	$2.05	$3.31	$1.76	$1.36	$2.01

We believe our reporting of adjusted net income and adjusted earnings per common share better assists investors in evaluating our operating performance. We also believe adjusted net income and adjusted earnings per common share give investors a presentation of our operating performance in prior periods that more accurately reflects how we will be reporting our operating performance in future periods. However, adjusted net income and adjusted earnings per common share are not a measure of financial performance under GAAP and such measures should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income/(loss) and earnings per common share.

	As of September 30, 2010
	Actual	Pro Forma
	(in thousands)

Consolidated Statement of Financial Condition Data:
Cash and cash equivalents	$258,012	$263,912
Total assets	$405,361	$411,069
Notes payable	$21,000	$21,000
Total convertible, redeemable preferred stock	$169,390	$—
Total shareholders’ deficit	$(154,983)	$150,341

The pro forma financial information gives effect to the 2.29-for-1 stock split of our common stock effected immediately prior to the completion of this offering, the conversion of all of our Series A, B, C, D, and E preferred stock into an aggregate of 27,757,770 shares of common stock upon the closing of this offering of our common stock, the offering of 407,692 shares of common stock which is based upon the initial public offering price of $14.00 per share, the midpoint of the estimated price range listed on the cover page of this prospectus and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a substantial risk. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to invest in our common stock. If any of the events highlighted in the following risks actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

The Retail Foreign Exchange, or Forex, Market Has Only Recently Become Accessible to Retail Investors and, Accordingly, We Have a Limited Operating History Upon Which to Evaluate Our Performance.

The retail forex market has only recently become accessible to retail investors. Prior to 1996, retail investors generally did not directly trade in the forex market and, we believe most current retail forex traders only recently viewed currency trading as an alternative investment class. We commenced doing business in October 1999 and our forex trading operations were launched in June 2000, at which time we began offering forex trading services domestically and internationally. Accordingly, we have only a limited operating history in a relatively new international retail forex trading market upon which you can evaluate our prospects and future performance. Our prospects may be materially adversely affected by the risks, expenses and difficulties frequently encountered in the operation of a new business in a rapidly evolving industry characterized by intense competition and evolving domestic and global regulatory oversight and rules.

Our Revenue and Profitability Are Influenced by Trading Volume and Currency Volatility, Which Are Directly Impacted by Domestic and International Market and Economic Conditions That Are Beyond Our Control.

During the past few years, there has been significant disruption and volatility in the global financial markets. Many countries, including the United States, have recently experienced recessionary conditions. Our revenue is influenced by the general level of trading activity in the forex market. Our revenue and operating results may vary significantly from period to period due primarily to movements and trends in the world’s currency markets and to fluctuations in trading levels. We have generally experienced greater trading volume in periods of volatile currency markets. In the event we experience lower levels of currency volatility, our revenue and profitability will likely be negatively affected. Like other financial services firms, our business and profitability are directly affected by elements that are beyond our control, such as economic and political conditions, broad trends in business and finance, changes in the volume of foreign currency transactions, changes in supply and demand for currencies, movements in currency exchange rates, changes in the financial strength of market participants, legislative and regulatory changes, changes in the markets in which such transactions occur, changes in how such transactions are processed and disruptions due to terrorism, war or extreme weather events. Any one or more of these factors, or other factors, may adversely affect our business and results of operations and cash flows. A weakness in equity markets, such as the current economic slowdown causing a reduction in trading volume in U.S. or foreign securities and derivatives, could result in reduced trading activity in the forex market and, therefore, could have a material adverse effect on our business, financial condition and results of operations and cash flows. As a result, period-to-period comparisons of our operating results may not be meaningful and our future operating results may be subject to significant fluctuations or declines.

Reduced Spreads in Foreign Currencies, Levels of Trading Activity and Trading Through Alternative Trading Systems Could Reduce Our Profitability.

Computer-generated buy and sell programs and other technological advances and regulatory changes in the forex market may continue to tighten spreads on foreign currency transactions. Tighter spreads and increased competition could make the execution of trades and market making activities less profitable. In addition, new and enhanced alternative trading systems have emerged as an option for individual and institutional investors to avoid directing their trades through market makers, which could result in reduced revenue derived from our market making business.

Our Risk-Management Policies and Procedures May Not Be Effective and May Leave Us Exposed to Unidentified or Unexpected Risks.

We are dependent on our risk-management policies and the adherence to such policies by our trading staff. Our policies, procedures and practices used to identify, monitor and control a variety of risks, including risks related to human error, customer defaults, market movements, fraud and money-laundering, are established and reviewed by the risk committee of our board of directors. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk-management methods also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing software or hardware failures. In addition, we may elect to adjust our risk-management policies to allow for an increase in risk tolerance, which could expose us to the risk of greater losses. Our risk-management methods rely on a combination of technical and human controls and supervision that are subject to error and failure. These methods may not protect us against all risks or may protect us less than anticipated, in which case our business, financial condition and results of operations and cash flows may be materially adversely affected.

We May Incur Material Trading Losses From Our Market Making Activities.

A substantial portion of our revenue and operating profits is derived from our role as a market maker. In our role as a market maker, we attempt to derive a profit from the difference between the prices at which we buy and sell, or sell and buy, foreign currencies. Since these activities involve the purchase or sale of foreign currencies for our own account, we may incur trading losses for a variety of reasons, including:

•	price changes in foreign currencies;

•	lack of liquidity in foreign currencies in which we have positions; and

•	inaccuracies in our proprietary pricing mechanism, or rate engine, which evaluates, monitors and assimilates market data and reevaluates our outstanding currency quotes, and is designed to publish prices reflective of prevailing market conditions throughout the trading day.

These risks may affect the prices at which we are able to sell or buy foreign currencies, or may limit or restrict our ability to either resell foreign currencies that we have purchased or repurchase foreign currencies that we have sold.

In addition, competitive forces often require us to match the breadth of quotes other market makers display and to hold varying amounts and types of foreign currencies at any given time. By having to maintain positions in certain currencies, we are subjected to a high degree of risk. We may not be able to manage such risk successfully and may experience significant losses from such activities, which could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We Are Exposed to Losses Due to Lack of Accurate or Timely Information.

As a market maker, we provide liquidity by buying from sellers and selling to buyers. We may frequently trade with parties who have different or more timely information than we do, and as a result, we may accumulate unfavorable positions preceding price movements in currency pairs in which we are a market maker. In a forex trade, participants buy one currency and simultaneously sell another currency. We refer to the two currencies that make up a forex trade as a currency pair. The first currency noted in the pair is the base currency and the second is the counter currency. Should the frequency or magnitude of these unfavorable positions increase, our business, financial condition and results of operations and cash flows would be materially adversely affected.

We Depend on Our Proprietary Technology. Any Disruption or Corruption of Our Proprietary Technology or Our Inability to Maintain Technological Superiority in Our Industry Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations and Cash Flows. We May Experience Failures While Developing Our Proprietary Technology.

We rely on our proprietary technology to receive and properly process internal and external data. Any disruption for any reason in the proper functioning, or any corruption, of our software or erroneous or corrupted data may cause us to make erroneous trades, accept customers from jurisdictions where we do not possess the proper licenses, authorizations or permits, or require us to suspend our services and could have a material adverse effect on our business, financial condition and results of operations and cash flows. In order to remain competitive, our proprietary technology is under continuous development and redesign. As we develop and redesign our proprietary technology, there is an ongoing risk that failures may occur and result in service interruptions or other negative consequences such as slower quote aggregation, slower trade execution, erroneous trades, or mistaken risk-management information.

Our success in the past has largely been attributable to our proprietary technology that has taken many years to develop. We believe our proprietary technology has provided us with a competitive advantage relative to many forex market participants. If our competitors develop more advanced technologies, we may be required to devote substantial resources to the development of more advanced technology to remain competitive. The forex market is characterized by rapidly changing technology, evolving industry standards and changing trading systems, practices and techniques. We may not be able to keep up with these rapid changes in the future, develop new technology, realize a return on amounts invested in developing new technologies or remain competitive in the future.

Systems Failures Could Cause Interruptions in Our Services or Decreases in the Responsiveness of Our Services Which Could Harm Our Business.

If our systems fail to perform, we could experience disruptions in operations, slower response times or decreased customer satisfaction. Our ability to facilitate transactions successfully and provide high quality customer service depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. These systems have in the past experienced periodic interruptions and disruptions in operations, which we believe will continue to occur from time to time. Our systems also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We do not have fully redundant capabilities. While we currently maintain a disaster recovery plan, or DRP, which is intended to minimize service interruptions and secure data integrity, our DRP may not work effectively during an emergency. Any systems failure that causes an interruption in our services or decreases the responsiveness of our services could impair our reputation, damage our brand name and materially adversely affect our business, financial condition and results of operations and cash flows.

We May Not Be Able to Protect Our Intellectual Property Rights or May Be Prevented From Using Intellectual Property Necessary for Our Business.

We rely on a combination of trademark, copyright, trade secret and fair business practice laws in the United States and other jurisdictions to protect our proprietary technology, intellectual property rights and our brand. We also enter into confidentiality and invention assignment agreements with our employees and consultants, and confidentiality agreements with other third parties. We also rigorously control access to proprietary technology. We do not have any patents. It is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. We also license or are permitted to use intellectual property or technologies owned by others. In the event such intellectual property or technology becomes material to our business, our inability to continue use such technologies would have a material adverse effect on our business. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations.

In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could negatively affect our business.

Our Cost Structure Is Largely Fixed. If Our Revenues Decline and We Are Unable to Reduce Our Costs, Our Profitability Will Be Adversely Affected.

Our cost structure is largely fixed. We base our cost structure on historical and expected levels of demand for our products and services, as well as our fixed operating infrastructure, such as computer hardware and software, hosting facilities and security and staffing levels. If demand for our products and services declines and, as a result, our revenues decline, we may not be able to adjust our cost structure on a timely basis and our profitability may be materially adversely affected.

Attrition of Customer Accounts and Failure to Attract New Accounts Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations and Cash Flows. Even if We Do Attract New Customers, We May Fail to Attract the Customers in a Cost-Effective Manner, Which Could Materially Adversely Affect Our Profitability and Growth.

Our customer base is primarily comprised of individual retail customers who generally trade in the forex market with us for short periods. Although we offer products and tailored services designed to educate, support and retain our customers, our efforts to attract new customers or reduce the attrition rate of our existing customers may not be successful. If we are unable to maintain or increase our customer retention rates or generate a substantial number of new customers in a cost-effective manner, our business, financial condition and results of operations and cash flows would likely be adversely affected. For the year ended December 31, 2009, we incurred sales and marketing expenses of $36.9 million. Although we have spent significant financial resources on sales and marketing expenses and related expenses and plan to continue to do so, these efforts may not be cost-effective at attracting new customers. In particular, we believe that rates for desirable advertising and marketing placements, including online, search engine, print and television advertising, are likely to increase in the foreseeable future, and we may be disadvantaged relative to our larger competitors in our ability to expand or maintain our advertising and marketing commitments. Additionally, our sales and marketing methods are subject to regulation by the Commodity Futures Trading Commission, or CFTC, and National Futures Association, or NFA. The rules and regulations of these organizations impose specific limitations on our sales methods, advertising and marketing. If we do not achieve our advertising objectives, our profitability and growth may be materially adversely affected.

Our Business Could Be Adversely Affected if Global Economic Conditions Continue to Negatively Impact Our Customer Base.

Our customer base is primarily comprised of individual retail customers who view foreign currency trading as an alternative investment class. If global economic conditions continue to negatively impact the forex market or adverse developments in global economic conditions continue to limit the disposable income of our customers, our business could be materially adversely affected as our customers may choose to curtail their trading in the forex market which could result in reduced customer trading volume and trading revenue.

We Are Subject to Litigation Risk Which Could Adversely Affect Our Reputation, Business, Financial Condition and Results of Operations and Cash Flows.

Many aspects of our business involve risks that expose us to liability under U.S. federal and state laws, as well as the rules and enforcement efforts of our regulators and self-regulatory organizations worldwide. These risks include, among others, disputes over trade terms with customers and other market participants, customer losses resulting from system delay or failure and customer claims that we or our employees executed unauthorized transactions, made materially false or misleading statements or lost or diverted customer assets in our custody. We may also be subject to regulatory investigation and enforcement actions seeking to impose significant fines or other sanctions, which in turn could trigger civil litigation for our previous operations that may be deemed to have violated applicable rules and regulations in various jurisdictions.

The volume of claims and the amount of damages and fines claimed in litigation and regulatory proceedings against financial services firms has been increasing and may continue to increase. The amounts involved in the trades we execute, together with rapid price movements in our currency pairs, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied customers, regulators or self-regulatory organizations may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as our business expands.

Litigation may also arise from disputes over the exercise of our rights with respect to customer accounts and collateral. Although our customer agreements generally provide that we may exercise such rights with respect to customer accounts and collateral as we deem reasonably necessary for our protection, our exercise of these rights may lead to claims by customers that we did so improperly.

Even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our customers, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding or investigation against us, or an adverse resolution of any such matter could have a material adverse effect on our reputation, business, financial condition and results of operations and cash flows.

We May Be Subject to Customer Litigation, Financial Losses, Regulatory Sanctions and Harm to Our Reputation as a Result of Employee Misconduct or Errors That Are Difficult to Detect and Deter.

There have been a number of highly publicized cases involving fraud or other misconduct by employees of financial services firms in recent years. Our employees could execute unauthorized transactions for our customers, use customer assets improperly or without authorization, carry out improper activities on behalf of customers or use confidential customer or company information for personal or other improper purposes, as well as improperly record or otherwise try to hide improper activities from us.

In addition, employee errors, including mistakes in executing, recording or reporting transactions for customers, may cause us to enter into transactions that customers disavow and refuse to settle. Employee errors expose us to the risk of material losses until the errors are detected and the transactions are unwound or reversed. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms. Further, such errors may be more likely to occur in the aftermath of any acquisitions during the integration of or migration from technological systems.

Misconduct by our employees or former employees could subject us to financial losses or regulatory sanctions and seriously harm our reputation. It may not be possible to deter or detect employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases. Our employees may also commit good faith errors that could subject us to financial claims for negligence or otherwise, as well as regulatory actions.

Misconduct by employees of our customers can also expose us to claims for financial losses or regulatory proceedings when it is alleged we or our employees knew or should have known that an employee of our customer was not authorized to undertake certain transactions. Dissatisfied customers can make claims against us, including claims for negligence, fraud, unauthorized trading, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by associated persons or failures in the processing of transactions.

Any Restriction in the Availability of Credit Cards as a Payment Option for Our Customers Could Adversely Affect Our Business, Financial Condition and Results of Operations and Cash Flows.

We currently allow our customers to use credit cards to fund their accounts with us. For the nine months ended September 30, 2010, 37.6% of the notional value of our customers deposits were funded in this manner. There is a risk that in the future, new regulations or credit card issuing institutions may restrict the use of credit and debit cards as a means to fund accounts used to trade in investment products. The elimination or a reduction in the availability of credit cards as a means to fund customer accounts or any increase in the fees associated with such use, could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Our Customer Accounts May Be Vulnerable to Identity Theft and Credit Card Fraud.

Credit card issuers have adopted credit card security guidelines as part of their ongoing efforts to prevent identity theft and credit card fraud. We continue to work with credit card issuers to ensure that our services, including customer account maintenance, comply with these rules. When there is unauthorized access to credit card data that results in financial loss, there is the potential that we could experience reputational damage and parties could seek damages from us.

Failure to Maintain the Anonymity of Our Institutional Customers on Our GTX Electronic Communications Network, or ECN, Could Harm Our Reputation and Result in a Material Adverse Effect on Our Business, Financial Condition and Results of Operations and Cash Flows.

We operate our GTX ECN as a fully anonymous trading environment that offers our institutional customers direct market access and trade execution capabilities. If outside individuals determine the identity of our institutional customers, we may be subject to customer claims against us for negligence, fraud, failure to supervise, employee error and intentional misconduct, among others. Any such claims may harm our reputation and result in a material adverse effects on our business, financial condition and results of operations and cash flows.

A Financial Services Firm’s Reputation Is Critically Important. If Our Reputation Is Harmed, or the Reputation of the Online Financial Services Industry as a Whole Is Harmed, Our Business, Financial Condition and Results of Operations and Cash Flows may be Materially Adversely Affected.

Our ability to attract and retain customers and employees may be adversely affected if our reputation is damaged. If we fail, or appear to fail, to deal with issues that may give rise to reputation risk, we could harm our business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, client data protection, record keeping, sales and trading practices, and the proper identification of the legal, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines and penalties. Any such sanction would materially adversely affect our reputation, thereby reducing our ability to attract and retain customers and employees.

In addition, our ability to attract and retain customers may be adversely affected if the reputation of the online financial services industry as a whole or forex industry is damaged. In recent years, a number of financial services firms have suffered significant damage to their reputations from highly publicized incidents that in turn resulted in significant and in some cases irreparable harm to their business. The perception of instability within the online financial services industry could materially adversely affect our ability to attract and retain customers.

The Loss of Our Key Employees Would Materially Adversely Affect Our Business, Including Our Ability to Grow Our Business.

Our key employees, including Glenn Stevens, our chief executive officer, and Alexander Bobinski, our executive vice president, operations, have significant experience in the forex industry and have made significant contributions to our business. Henry Lyons, our chief financial officer, has significant experience with publicly traded companies and has made significant contributions to our company. In addition, Timothy O’Sullivan, our chief dealer, Samantha Roady, our chief marketing officer, and Andrew Haines, our chief information officer, have made significant contributions to our business. Our continued success is dependent upon the retention of these and other key executive officers and employees, as well as the services provided by our trading staff, technology and programming specialists and a number of other key managerial, marketing, planning, financial, technical and operations personnel. The loss of such key personnel could have a material adverse effect on our business. In addition, our ability to grow our business is dependent, to a large degree, on our ability to retain such employees.

Any Future Acquisitions May Result in Significant Transaction Expenses, Integration and Consolidation Risks and Risks Associated With Entering New Markets, and We May Be Unable to Profitably Operate Our Consolidated Company.

Although our growth strategy has not focused historically on acquisitions, we may in the future selectively pursue acquisitions and new businesses. Any future acquisitions may result in significant transaction expenses and present new risks associated with entering additional markets or offering new products and integrating the acquired companies. Because acquisitions historically have not been a core part of our growth strategy, we do not have significant experience in successfully completing acquisitions. We may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate new businesses and we may be unable to profitably operate our expanded company. Additionally, any new businesses that we may acquire, once integrated with our existing operations, may not produce expected or intended results.

The Expansion of Our Trading Activities Into Other Financial Products, Including Listed Securities, Contracts for Difference, or CFDs, Over-the-Counter, or OTC, Currency Derivatives and Gold and Silver Spot Trading Entails Significant Risk, and Unforeseen Events in Such Business Could Have An Adverse Effect on Our Business, Financial Condition and Results of Operations and Cash Flows.

All of the risks that pertain to our trading activities in the forex market also apply to our listed securities, CFDs, OTC currency derivatives and gold and silver spot trading and any other products we may offer in the future. These risks include market risk, counterparty risk, liquidity risk, technology risk, third-party risk and risk of human error. In addition, we have limited experience outside of the forex market and even though we expect to ease into these activities very slowly through internal growth or acquisition, any kind of unexpected event can occur that can result in great financial loss to us, including our inability to effectively integrate new products into our existing trading platform or our failure to properly manage the market risks associated with making-markets for new products. With respect to CFDs, the volatility characteristics of the CFD market may have an adverse impact on our ability to maintain profit margins similar to the profit margins we have realized with respect to forex trading. In addition, by further expanding our listed securities offerings, we are expanding from what is primarily a market making business model into a business model that includes brokerage activities that require reliance upon third-party clearing firms to hold our customers’ funds and execute our customers’ trades. The introduction of these and other potential financial products also poses a risk that our risk-management policies, procedures and practices, and the technology that supports such activities, will be unable to effectively manage these new risks to our business. In addition we would be subject to local securities laws for all of these offerings. Our non-U.S. operating subsidiaries, including, GAIN Capital-Forex.com U.K., Ltd., which is licensed with the Financial Services Authority in the United Kingdom, and GAIN Capital Forex.com Australia Pty. Ltd., which is licensed with the Australian Securities and Investments Commission, offer and sell CFDs outside the United States to non-U.S. persons. Beginning January 1, 2011, the offering of spot gold and silver, will require a business license from the Ministry of Economy, Trade and Industry, or Japan METI, and the Ministry of Agriculture, Forestry and Fisheries, or Japan MAFF. We are currently in the process of applying for such license with the Japan METI and Japan MAFF. CFDs are not and may not be offered in the United States by us, including by any of our U.S. and non-U.S. subsidiaries, and are not eligible for resale to U.S. persons. They are not currently registered with the U.S. Securities and Exchange Commission or any other U.S. regulator. CFDs may not be enforceable in the United States. To the extent our current CFD product offerings constitute an offer or sale of securities under the U.S. federal securities laws, we will need to comply with those U.S. federal securities laws. To the extent our CFD offerings constitute OTC futures contracts or other financial derivative instruments, they are prohibited under the provisions of the U.S. Commodity Exchange Act. To the extent our CFD offerings are determined to constitute swaps or security-based swaps under the Dodd-Frank Act, the Commodity Exchange Act, or the federal securities laws, we would be required to comply with such U.S. laws with respect to such offerings. Failure to effectively manage these risks or properly comply with local laws or regulations relating to our product offerings, including U.S. federal securities laws, may expose us to fines, penalties or other sanctions that could have a material adverse effect upon our business, financial condition and results of operations and cash flows.

We May Be Unable to Effectively Manage Our Rapid Growth and Retain Our Customers.

The rapid growth of our business during our short history has placed significant demands on our management and other resources. If our business continues to grow at a rate consistent with our historical growth, we may need to expand and upgrade the reliability and scalability of our transaction processing systems, network infrastructure and other aspects of our proprietary technology. We may not be able to expand and upgrade our technology systems and infrastructure to accommodate increases in our business activity in a timely manner, which could lead to operational breakdowns and delays, loss of customers, a reduction in the growth of our customer base, increased operating expenses, financial losses, increased litigation or customer claims, regulatory sanctions or increased regulatory scrutiny.

In addition, due to our rapid growth, we will need to continue to attract, hire and retain highly skilled and motivated officers and employees. We may not be able to attract or retain the officers and employees necessary to manage this growth effectively.

We May Be Unable to Respond to Customers’ Demands for New Services and Products and Our Business, Financial Condition and Results of Operations and Cash Flows May Be Materially Adversely Affected.

The market for Internet-based trading is characterized by:

•	changing customer demands;

•	the need to enhance existing services and products or introduce new services and products;

•	evolving industry practices; and

•	rapidly evolving technology solutions.

New services and products provided by our competitors may render our existing services and products less competitive. Our future success will depend, in part, on our ability to respond to customers’ demands for new services and products on a timely and cost-effective basis and to adapt to address the increasingly sophisticated requirements and varied needs of our customers and prospective customers. We may not be successful in developing, introducing or marketing new services and products. In addition, our new service and product enhancements may not achieve market acceptance. Any failure on our part to anticipate or respond adequately to customer requirements or changing industry practices, or any significant delays in the development, introduction or availability of new services, products or service or product enhancements could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We Face Significant Competition. Many of Our Competitors and Potential Competitors Have Larger Customer Bases, More Established Name Recognition and Greater Financial, Marketing, Technological and Personnel Resources Than We Do Which Could Put Us at a Competitive Disadvantage. Additionally, Some of Our Competitors and Many Potential Competitors Are Better Capitalized Than We Are, and Are Able to Obtain Capital More Easily Which Could Put Us at a Competitive Disadvantage.

We compete in the OTC markets based in part on our ability to execute our customers’ trades at competitive prices, to retain our existing customers and to attract new customers. Our competitors range from numerous sole proprietors with limited resources to a few sophisticated institutions which have larger customer bases, more established name recognition and substantially greater financial, marketing, technological and personnel resources than we do. These advantages may enable them, among other things, to:

•	develop products and services that are similar to ours, or that are more attractive to customers than ours, in one or more of our markets;

•	provide products and services we do not offer;

•	provide execution and clearing services that are more rapid, reliable or efficient, or less expensive than ours;

•	offer products and services at prices below ours to gain market share and to promote other businesses, such as forex options listed securities, CFDs, spot-precious metals and OTC derivatives;

•	adapt at a faster rate to market conditions, new technologies and customer demands;

•	offer better, faster and more reliable technology;

•	outbid us for desirable acquisition targets;

•	more efficiently engage in and expand existing relationships with strategic alliances;

•	market, promote and sell their products and services more effectively; and

•	develop stronger relationships with customers.

These larger and better capitalized competitors, including commercial and investment banking firms, may have access to capital in greater amounts and at lower costs than we do, and thus, may be better able to respond to changes in the forex industry, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. Access to capital is critical to our business to satisfy regulatory obligations and liquidity requirements. Among other things, access to capital determines our creditworthiness, which if perceived negatively in the market could materially impair our ability to provide clearing services and attract customer assets, both of which are important sources of revenue. Access to capital also determines the degree to which we can expand our operations. Thus, if we are unable to maintain or increase our capital on competitive terms, we could be at a significant competitive disadvantage, and our ability to maintain or increase our revenue and earnings could be materially impaired. Also, new or existing competitors in our markets could make it difficult for us to maintain our current market share or increase it in desirable markets. In addition, our competitors could offer their services at lower prices, and we may be required to reduce our fees significantly to remain competitive. A fee reduction without a commensurate reduction in expenses would decrease our profitability. We may not be able to compete effectively against these firms, particularly those with greater financial resources, and our failure to do so could materially and adversely affect our business, financial condition and results of operations and cash flows. We may in the future face increased competition, resulting in narrowing bid/offer spreads which could materially adversely affect our business, financial condition and results of operations and cash flows.

Our International Operations Present Special Challenges and Our Failure to Adequately Address Such Challenges or Compete in These Markets, Either Directly or Through Joint Ventures With Local Firms, Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations and Cash Flows.

In 2009, we generated approximately 45.5% of our trading volume from customers outside the United States. Expanding our business in other emerging markets is an important part of our growth strategy. Due to certain cultural, regulatory and other challenges relevant to those markets, however, we may be at a competitive disadvantage in those regions relative to local firms or to international firms that have a well-established local presence. These challenges include:

•	less developed or mature local technological infrastructure and higher costs, which could make our products and services less attractive or accessible in emerging markets;

•	difficulty in complying with the diverse regulatory requirements of multiple jurisdictions, which may be more burdensome, not clearly defined, and subject to unexpected changes, potentially exposing us to significant compliance costs and regulatory penalties;

•	less developed and established local financial and banking infrastructure, which could make our products and services less accessible in emerging markets;

•	reduced protection of intellectual property rights;

•	inability to enforce contracts in some jurisdictions;

•	difficulties and costs associated with staffing and managing foreign operations, including reliance on newly hired local personnel;

•	tariffs and other trade barriers;

•	currency and tax laws that may prevent or restrict the transfer of capital and profits among our various operations around the world; and

•	time zone, language and cultural differences among personnel in different areas of the world.

In addition, in order to be competitive in these local markets, or in some cases because of restrictions on the ability of foreign firms to do business locally, we may seek to operate through joint ventures with local firms as we have done, for example, in Japan. Doing business through joint ventures may limit our ability to control the conduct of the business and could expose us to reputational and greater operational risks. We may also face intense competition from other international firms over relatively scarce opportunities for market entry. Given the intense competition from other international brokers that are also seeking to enter these fast-growing markets, we may have difficulty finding suitable local firms willing to enter into the kinds of relationships with us that we may need to gain access to these markets. This competition could make it difficult for us to expand our business internationally as planned.

GAIN Capital Holdings, Inc. Is a Holding Company and Accordingly Depends on Cash Flow From Its Operating Subsidiaries to Meet Our Obligations. If Our Operating Subsidiaries Are Unable to Pay Us Dividends When Needed, We May Be Unable to Satisfy Our Obligations When They Arise.

As a holding company with no material assets other than the stock of our operating subsidiaries, nearly all of our funds generated from operations are generated by our operating subsidiaries. Historically, we have accessed these funds through receipt of dividends from these subsidiaries. Some of our subsidiaries are subject to requirements of various regulatory bodies, including the CFTC and NFA in the United States, the Financial Services Authority in the United Kingdom, the Financial Services Agency in Japan, the Securities and Futures Commission in Hong Kong and the Cayman Islands Monetary Authority in the Cayman Islands, relating to liquidity and capital standards, which limit funds available for the payment of dividends to the holding company. Accordingly, if our operating subsidiaries are unable, due to regulatory restrictions or otherwise, to pay us dividends and make other payments to us when needed, we may be unable to satisfy our obligations when they arise.

Risks Related to Regulation

We Operate in a Heavily Regulated Environment That Imposes Significant Requirements and Costs on Us. Failure to Comply With the Rapidly Evolving Laws and Regulations Governing Our Forex and Other Businesses May Result in Regulatory Agencies Taking Action Against Us, Which Could Significantly Harm Our Business.

In those jurisdictions in which we are regulated, including the United States, the United Kingdom, Japan, Australia, Hong Kong and the Cayman Islands, we are regulated by governmental bodies and/or self-regulatory organizations. We received local authorization to conduct our forex trading services in Australia in March 2010.

Many of the regulations we are governed by are intended to protect the public, our customers and the integrity of the markets, and not necessarily our shareholders. Substantially all of our operations involving the execution and clearing of transactions in foreign currencies, CFDs, gold and silver and securities are conducted through subsidiaries that are regulated by governmental bodies or self-regulatory organizations. In the United States, our forex trading activities are regulated by the CFTC and the NFA, and our securities activities are regulated by the U.S. Securities and Exchange Commission, or SEC, the Financial Industry Regulatory Authority, or FINRA. We are also regulated by applicable regulatory authorities and the various exchanges of which we are members. For example, we are regulated by the Financial Services Authority in the United Kingdom, the Australian Securities and Investments Commission in Australia, and the Securities and Futures Commission in Hong Kong, among others. In addition, we operate Forex.com Japan Co., Ltd., a Tokyo-based broker authorized by the Financial Services Agency in Japan. In addition, as a result of Japanese regulatory changes beginning January 1, 2011, spot gold and silver trading will require a license from the Japan METI and Japan MAFF. We are currently in the process of applying for such license. A number of our customers also reside in Singapore. We are not currently licensed to trade forex in Singapore, but we have been in contact with the Monetary Authority of Singapore and plan to register for a license after successful completion of our initial public offering. If we are required by the Monetary Authority of Singapore to cease accepting customers prior to receiving a license, we will direct all existing customers to a white label partner. These regulators and self-regulatory organizations regulate the conduct of our business in many ways and conduct regular examinations of our business to monitor our compliance with these regulations. Among other things, we are subject to regulation with regard to: our sales practices, including our interaction with and solicitation of customers and our marketing activities; the custody, control and safeguarding of our customers’ assets; maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiaries; making regular financial and other reports to regulators; licensing for our operating subsidiaries and our employees and the conduct of our directors, officers, employees and affiliates. Compliance with these regulations is complicated, time consuming and expensive. Our ability to comply with all applicable laws and regulations is dependent in large part on our internal compliance function as well as our ability to attract and retain qualified compliance personnel, which we may not be able to do. If a regulator finds that we have failed to comply with applicable rules and regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel, civil litigation or other sanctions, including, in some cases, increased reporting requirements or other undertakings, revocation of our operating licenses or criminal conviction. In addition, we could incur significant legal expenses in defending ourselves against and resolving actions or investigations by such regulatory agencies. An adverse resolution of any future actions or investigations by such regulatory agencies against us could result in a negative perception of our company and cause the market price of our common stock to decline or otherwise have an adverse effect on our business, financial condition and results of operations and cash flows.

As a Result of Recent Regulatory Changes in Certain Jurisdictions, Our Operations and Profitability May Be Disrupted and We May Be Subject to Regulatory Action Taken Against Us if a Regulatory Authority Deems Our Operations Are Out of Compliance, or Requires Us to Comply With Additional Regulatory Requirements.

Recently, the legislative and regulatory environment in which we operate has undergone significant changes and there are likely to be future regulatory changes affecting our industry. Our ability to expand our presence in various jurisdictions throughout the world will depend on the continued evolution of the regulatory environment and our continued compliance. We currently have a limited presence in a number of significant markets and may not be able to gain a significant presence there unless and until regulatory barriers to international firms are modified. To the extent our current activities are deemed noncompliant with the law in a given jurisdiction, we may incur a disruption in services offered to current customers as we are forced to comply with additional regulations.

In August 2010, the CFTC released new rules relating to retail forex regarding, among other things, increased initial minimum security deposits, registration of introducing brokers, money managers and fund managers, increased risk disclosures, including disclosures relating to customer profits, record keeping, financial reporting, minimum capital and other operational standards. Our inability to offer customers who are U.S. residents leverage in excess of 50-to-1 for major currency pairs designated by the NFA and 20-to-1 for all other currency pairs (as compared to 100-to-1 previously), as required by these new CFTC regulations, may diminish the trading volume of these customers which may affect our revenue and profitability. In addition, the new disclosure requirements may impact our ability to attract and retain our retail customers. Furthermore, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, enacted in July 2010 will have broad effects on global derivatives markets generally. For example, this legislation may affect the ability of forex market makers to do business or affect the prices and terms on which such market makers will do business with us. These effects may adversely impact our ability to provide forex transactions to our customers and could have a material adverse affect on our business and profitability. Beginning in October 2010, the Dodd-Frank Act will require us to ensure that our customers resident in the United States have accounts with our NFA-registered operating entity and not our international entities. As a result, some of our customers may decide to transact their trading with a forex broker who is not subject to this requirement.

In the European Union, new laws have been proposed to regulate OTC derivatives. These proposals would, among other things, require mandatory central clearing of some derivatives, higher collateral requirements, and higher capital charges for certain OTC derivatives. These proposals are still at the consultation stage and details for many aspects of these legislative proposals have not yet been published. If the products that we trade are subjected to mandatory central clearing, exchange trading, higher collateral requirements or higher capital charges, this may have an impact upon the economics of our business and, thus, have a material adverse effect on our business, financial condition and results of operations and cash flows.

The Australian Securities and Investments Commission proposes to issue new guidance on advertising materials, to introduce disclosure benchmarks for OTC CFD providers, and to require OTC CFD providers to adopt written customer suitability policies. In Japan, new regulations, which became effective in August 2010, prohibit our ability to offer Japanese residents leverage for forex products in excess of 50-to-1 and in August 2011 the maximum allowable leverage for forex products in Japan will decrease to 25-to-1. For spot gold that we offer in Japan, beginning January 1, 2011, the maximum allowable leverage will be 20-to-1. A license from the Japan METI and the Japan MAFF will be required to offer these products. These changes may diminish the trading volume of these customers which may in turn affect our financial condition, results of operations and cash flows. These and other future regulatory changes could have a material adverse effect on our business and profitability and the forex industry as a whole.

In addition, the regulatory enforcement environment has created uncertainty with respect to certain practices or types of transactions that, in the past, may have been considered permissible and appropriate among financial services firms. More recently, certain practices have been called into question or with respect to which additional regulatory requirements have been imposed. For instance, we have received an inquiry from the Financial Services Agency in Japan concerning which of our operating subsidiaries supports customers resident in Japan. Although we only solicit residents of Japan directly from Forex.com Japan Co., Ltd., our registered Japanese broker, we have previously accepted customers resident in Japan in our other non-U.S. operating subsidiaries. We are currently responding to the inquiry and have voluntarily ceased accepting customers resident in Japan in any operating subsidiary other than Forex.com Japan Co., Ltd. If required by the regulator, we will transfer all existing customers resident in Japan to Forex.com Japan Co., Ltd. We can provide no assurances that such customers will remain with Forex.com Japan Co., Ltd. These legal or regulatory uncertainties and additional regulatory requirements could result in a loss of, or increase in the cost of, business and adversely affect our revenue, profitability and results of operations. Additionally, we may be found to have violated local regulation and, as a result, we may be subject to enforcement actions and penalties or customer claims.

Servicing Customers Via the Internet May Require Us to Comply With the Laws and Regulations of Each Country in Which We Are Deemed to Conduct Business. Failure to Comply With Such Laws May Negatively Impact Our Financial Results.

Since our services are available over the Internet in foreign countries and we have customers residing in foreign countries, foreign jurisdictions may require us to qualify to do business in their country. We believe that the number of our customers residing outside of the United States will increase over time. We are required to comply with the laws and regulations of each country in which we conduct business, including laws and regulations currently in place or which may be enacted related to Internet services available to their citizens from service providers located elsewhere. Any failure to develop effective compliance and reporting systems could result in regulatory penalties in the applicable jurisdiction, which could have a material adverse effect on our business, financial condition and results of operations and cash flows.

As We Operate in Many Jurisdictions Without Local Registration, Licensing or Authorization, We May Be Subject to Possible Enforcement Action and Sanction for Our Operations in Such Jurisdictions if Our Operations Are Deemed to Have Violated Regulations in Those Jurisdictions. Our Growth May Be Limited by Various Restrictions and We Remain at Risk That We May Be Required to Cease Operations if We Become Subject to Regulation by Local Government Bodies.

For the nine months ended September 30, 2010, approximately 69.9% of our trading volume was attributable to customers resident in a jurisdiction where we are licensed, regulated or where we deal with customers cross-border in a manner which does not require us to be regulated in that jurisdiction. We determine the nature and extent of services we can offer and the manner in which we conduct our business in the various jurisdictions based on a variety of factors.

In jurisdictions in which we are not currently licensed or authorized by local government bodies or self-regulatory organizations, we are generally restricted from:

•	direct marketing to retail investors including the operation of a website specifically targeted to investors in a particular foreign jurisdiction; and

•	dealing with customers unless they can be classified as professional, sophisticated or high net worth investors.

These restrictions may limit our ability to grow our business in that jurisdiction or may result in increased overhead costs or degradation in service provision to customers in that jurisdiction. Accordingly, we currently have only a limited presence in a number of significant markets and may not be able to gain a significant presence there unless and until regulatory barriers to international firms in certain of those markets are modified. Consequently, we cannot assure you that our international expansion will continue and that we will be able to develop our business in emerging markets as we currently plan.

Furthermore, we may be subject to possible enforcement action and sanction if we are determined to have previously offered, or currently offer, our services in violation of local government’s regulations. In these circumstances, we are exposed to sanction by local enforcement agencies and our contracts with customers may be unenforceable. We may also be required to cease the conduct of our business with customers in the relevant jurisdiction and/or we may determine that compliance with the regulatory requirements for continuance of the business is too onerous to justify making the necessary changes to continue that business. For example, between 2006 and 2008, a significant portion of our trading volume, trading revenue, net income and cash flow were generated from residents of China. When we commenced offering our forex trading services to residents of China in October 2003, we believed that our operations were in compliance with applicable Chinese regulations. The regulatory rules and process in China are complex and are not as clear as those in many other jurisdictions. As a result of our review of our regulatory compliance in China during 2008, we decided to terminate all service offerings to residents of China and ceased our trading support operations located in that country. As of December 31, 2008, we no longer accepted new customers or maintained direct customer accounts from residents of China. However, due to an ongoing relationship with one of our introducing brokers, eight legacy accounts which were originally sourced through that introducing broker prior to the termination of our service offering in China, remained open. The trading activity by these legacy accounts resulted in an immaterial amount of trading volume to us and were all closed as of December 31, 2009. Pursuant to our most recent review of the relevant regulatory requirements in China, we now believe that we can accept customers from China if the customers come to our website without being solicited by us or by our introducing brokers, agents or white label partners to do so. As a result, we began accepting non-solicited customers from China in June 2010. We may be subject to fines, penalties or sanctions as a result of our current and historical forex trading services through the Internet to Chinese residents, including our continuation of the eight legacy accounts in China during 2009.

The Canadian regulatory environment is complex and evolving, and our forex trading services may not be compliant with the regulations of each province and territory in Canada. If we have contravened Canadian regulatory requirements, we may be subject to enforcement actions, penalties and customer claims. Canadian securities regulatory authorities have broad remedial authority including the authority to order disgorgement of profits and suspension of trading activities in appropriate circumstances. We may also be required to register our business in one or more provinces or territories, or to offer our trading services through locally registered white label partners. Any such enforcement actions, penalties, claims or new locally registered white label partnerships could have a significant adverse impact on our profitability in relation to the services we offer in Canada.

Approximately 5.8% of our customer trading volume for the nine months ended September 30, 2010 was generated from customers located in Canada, with approximately 4.12% of our customer trading volume generated from customers in the Province of Ontario, 0.53% generated from customers in the Province of Quebec and 0.06% generated from customers in the Province of British Columbia. In Canada, the securities industry is governed by provincial or territorial legislation, and there is no national regulator. Local legislation differs from province to province and territory to territory.

The Canadian regulatory environment is complex and evolving, and our forex trading services may not have been, and may not currently be, compliant with the regulations of each province and territory. In June 2005, we were advised by the British Columbia Securities Commission, or BCSC, that we were required to register as a dealer to offer our trading services directly to residents of that province. We have therefore conducted our business in British Columbia through Questrade, Inc, a registered investment dealer in Canada, since August 2005. In addition, on October 30, 2009, the Ontario Securities Commission, or OSC, issued interim guidance pursuant to a staff notice which took the position that rolling spot foreign exchange contracts and similar over-the-counter derivative contracts sold using a trading platform similar to ours fall under the definition of securities, which would, absent exemptive relief, require, among other things, us to comply with the dealer registration and prospectus delivery requirements of Ontario securities law. In November 2010, we received correspondence from the OSC requesting information about our customers and business practices in Ontario and asking us to explain why our activities should not be considered in breach of dealer registration and prospectus delivery requirements under Ontario securities law. In its letter, the OSC states that it is acting in conjunction with the BCSC and the Quebec financial industry regulator, the Autorité des marchés financiers, or AMF, in its review of our activities. The OSC staff also provided a copy of a Statement of Allegations that was issued by the OSC staff in November 2010 to a third party introducing broker and authorized trader previously associated with us which was not registered as a dealer in Ontario that solicited clients over the Internet to invest in the currency market through our accounts in contravention of dealer registration and prospectus delivery requirements under Ontario securities law.

We have also received notices from the AMF asserting violations of derivatives regulations in that province and directing us, in light of the alleged contraventions of regulatory requirements, to cease providing services in Quebec. We are currently responding to the regulators and have ceased accepting new customers from Quebec and Ontario. Effective November 22, 2010, we are directing all new customers resident in Quebec and Ontario to our white label partner, Questrade, Inc. If required by the regulators, we will also transfer all existing customers resident in Quebec and Ontario to Questrade, Inc. Accordingly, we anticipate that our profitability relating to our services in these provinces will decrease significantly and adversely affect our results of operations as we share a portion of the revenue generated from these customers with our white label partner. Our profitability relating to our Canadian business may be further impacted if we are required to enter into white label partnerships in the other provinces of Canada. If we deem it advisable and it is practicable to do so, we may seek to register as a dealer in various Canadian provinces and territories to offer our trading services directly. In addition to the impact on our profitability of our white label partnerships, we may also be subject to enforcement actions and penalties including disgorgement of profits and suspension of trading activities as well as customer claims in any province or territory, including Ontario and Quebec, where our forex trading operations are considered to contravene Canadian regulatory requirements.

We Are Required to Maintain High Levels of Capital, Which Could Constrain Our Growth and Subject Us to Regulatory Sanctions.

Our regulators have stringent rules requiring that we maintain specific minimum levels of regulatory capital in our operating subsidiaries that conduct our spot foreign exchange, CFDs, gold and silver spot trading and securities business. Additionally, as a Futures Commission Merchant, or FCM, and a Retail Forex Exchange Dealer, or RFED, we are required to maintain adjusted net capital of $20.0 million plus 5.0% of the amount of customer liabilities over $10.0 million. As of September 30, 2010, we were required to maintain approximately $31.9 million minimum capital in the aggregate across all jurisdictions, representing a $9.2 million increase from our minimum regulatory capital requirement at September 30, 2009. Regulators continue to evaluate and modify regulatory capital requirements from time to time in response to market events and to improve the stability of the international financial system. Additional revisions to this framework or new capital adequacy rules applicable to us may be proposed and ultimately adopted, which could further increase our minimum capital requirements in the future.

Even if regulators do not change existing regulations or adopt new ones, our minimum capital requirements will generally increase in proportion to the size of our business conducted by our regulated subsidiaries. As a result, we will need to increase our regulatory capital in order to expand our operations and increase our revenue, and our inability to increase our capital on a cost-efficient basis could constrain our growth. In addition, in many cases, we are not permitted to withdraw regulatory capital maintained by our subsidiaries without prior regulatory approval or notice, which could constrain our ability to allocate our capital resources most efficiently throughout our global operations. In particular, these restrictions could adversely affect our ability to withdraw funds needed to satisfy our ongoing operating expenses, debt service and other cash needs and could limit any future decision by our board to declare dividends.

Regulators monitor our levels of capital closely. We are required to report the amount of regulatory capital we maintain to our regulators on a regular basis, and we must report any deficiencies or material declines promptly. While we expect that our current amount of regulatory capital will be sufficient to meet anticipated short-term increases in requirements, any failure to maintain the required levels of regulatory capital, or to report any capital deficiencies or material declines in capital could result in severe sanctions, including fines, censure, restrictions on our ability to conduct business and revocation of our registrations. The imposition of one or more of these sanctions could ultimately lead to our liquidation, or the liquidation of one or more of our subsidiaries.

Procedures and Requirements of the Patriot Act May Expose Us to Significant Costs or Penalties.

As participants in the financial services industry, we are, and our subsidiaries are, subject to laws and regulations, including the Patriot Act of 2001, that require that we know our customers and monitor transactions for suspicious financial activities. The cost of complying with the Patriot Act and related laws and regulations is significant. We face the risk that our policies, procedures, technology and personnel directed toward complying with the Patriot Act are insufficient and that we could be subject to significant criminal and civil penalties due to noncompliance. Such penalties could have a material adverse effect on our business, financial condition and results of operations and cash flows. In addition, as an online financial services provider with customers worldwide, we may face particular difficulties in identifying our customers and monitoring their activities.

Risks Related to Third Parties

We Are Dependent on Wholesale Forex Trading Partners to Continually Provide Us With Forex Market Liquidity. In the Event That We No Longer Have Access to the Prices and Levels of Liquidity That We Currently Have, We May Be Unable to Provide Competitive Forex Trading Services, Which Will Materially Adversely Affect Our Business, Financial Condition and Results of Operations and Cash Flows.

Given the level of our customers’ trading volume, in order to continually provide our market making services, we rely on third-party financial institutions to provide us with forex market liquidity. As of September 30, 2010, we maintain relationships with three established global prime brokers, including Deutsche Bank AG, or Deutsche Bank, UBS AG, or UBS, and the Royal Bank of Scotland plc, or RBS, as well as relationships with 13 additional wholesale forex trading partners, and access to other trading platforms and other wholesale forex trading partners, which give us access to over 25 potential liquidity providers. Through these relationships, our access to a pool of forex liquidity ensures that we are able to execute our customers’ trades in any of the 39 currency pairs or six CFD product offerings we offer and in notional amount they request. These wholesale forex trading partners, although under contract with us, have no obligation to provide us with liquidity and may terminate our arrangements at any time. In the event that we no longer have access to the competitive wholesale forex pricing spreads and/or levels of liquidity that we currently have, we may be unable to provide competitive forex trading services, which will materially adversely affect our business, financial condition and results of operations and cash flows.

We Depend on the Services of Prime Brokers to Assist in Providing Us Access to Liquidity Through Our Wholesale Forex Trading Partners. The Loss of One or More of Our Prime Brokerage Relationships Could Lead to Increased Transaction Costs and Capital Posting Requirements, As Well As Having a Negative Impact on Our Ability to Verify Our Open Positions, Collateral Balances and Trade Confirmations.

We depend on the services of prime brokers to assist in providing us access to liquidity through our wholesale forex trading partners. We currently have established three prime brokerage relationships with major financial institutions, including Deutsche Bank, UBS, and RBS, which act as central hubs through which we are able to deal with our existing wholesale forex trading partners. In return for paying a transaction-based prime brokerage fee, we are able to aggregate our customers and our trading positions, thereby reducing our transaction costs and increasing the efficiency of the capital we are required to post as collateral in order to conduct our market making trading activities. Since we trade with our wholesale forex trading partners through our prime brokers, they also serve as a third-party check on our open positions, collateral balances and trade confirmations. If we were to lose one or more of our prime brokerage relationships, we could lose this source of third-party verification of our trading activity, which could lead to an increased number of record keeping or documentation errors. Although we have relationships with wholesale forex trading partners who could provide clearing services as a back-up for our prime brokerage services, if we were to experience a disruption in prime brokerage services due to a financial, technical or other development adversely affecting any of our current prime brokers, our business could be materially adversely affected to the extent that we are unable to transfer positions and margin balances to another financial institution in a timely fashion. In the event of the insolvency of a prime broker, we might not be able to fully recover the assets we have deposited (and have deposited on behalf of our customers) with the prime broker or our unrealized profits since we will be among the prime broker’s unsecured creditors.

A Systemic Market Event That Impacts the Various Market Participants With Whom We Interact Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations and Cash Flows.

As a forex market maker, we interact with various third parties through our relationships with our prime brokers, wholesale forex trading partners, white label partners and introducing brokers. Some of these market participants could be overleveraged. In the event of sudden, large market price movements, such market participants may not be able to meet their obligations to brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, a system collapse in the financial system could occur, which would have a material adverse effect on our business, financial condition and results of operations and cash flows.

We Are Subject to Risk of Default by Financial Institutions That Hold Our Funds and Our Customers’ Funds.

We have significant deposits with banks and other financial institutions. Pursuant to CFTC and NFA regulations for our U.S.-regulated subsidiaries, we are not required to segregate customer funds from our own funds. As such, we aggregate our customers’ funds and our funds and hold them in collateral and deposit accounts at various financial institutions. In the event of insolvency of one or more of the financial institutions with which we have deposited these funds, both us and our customers may not be able to recover our funds. Because our customers’ funds are aggregated with our own, the extent to which they will be entitled to insurance by the Federal Deposit Insurance Corporation is uncertain. In any such insolvency we and our customers would rank as unsecured creditors in respect of claims to funds deposited with any such financial institution. As a result, we may be subject to claims by customers due to the loss of such funds and our business would be harmed by the loss of our funds.

We Are Subject to Counterparty Risk Whereby Defaults by Parties With Whom We Do Business Can Have an Adverse Effect on Our Business, Financial Condition and Results of Operations and Cash Flows.

Our forex market making operations require a commitment of capital and involve risks of losses due to the potential failure of our customers to perform their obligations under these transactions. Our margin policy allows customers to leverage their account balances by trading notional amounts that may be significantly larger than their cash balances. We mark our customers’ accounts to market each time a currency price in their portfolio changes. While this allows us to closely monitor each customer’s exposure, it does not guarantee our ability to eliminate negative customer account balances prior to an adverse currency price change. Although we have the ability to alter our margin requirements without prior notice to our customers, this may not eliminate the risk that our access to liquidity becomes limited or market conditions, including currency price volatility and liquidity constraints, change faster than our ability to modify our margin requirements. If our customers default on their obligations, we remain financially liable for such obligations, and although these obligations are collateralized, since the value of our customers’ forex positions is subject to fluctuation as market prices change, we are subject to market risk in the liquidation of customer collateral to satisfy such obligations. In light of the current turbulence in the global economy, we face increased risk of default by our customers and other counterparties. For example, during the second half of 2008, Lehman Brothers Holdings Inc. declared bankruptcy, and many major U.S. financial institutions consolidated, were forced to merge or were put into conservatorship by the U.S. federal government. Any liability arising from our forex operations could be significant and could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Failure of Third-Party Systems or Third-Party Service and Software Providers Upon Which We Rely Could Adversely Affect Our Business.

We rely on certain third-party computer systems or third-party service and software providers, including trading platforms, back-office systems, Internet service providers and communications facilities. For example, for the nine months ended September 30, 2010, 32.8% of our forex trading volume was derived from trades utilizing our MetaTrader platform, a third-party trading platform we license that is popular in the international retail trading community and offers our customers a choice in trading interfaces. Additionally, we also rely on an agreement we entered into with Trading Central whereby Trading Central will provide us with investment research that we distribute to our customers. Any interruption in these third-party services, or deterioration in their performance or quality, could adversely affect our business. If our arrangement with any third party is terminated, we may not be able to find an alternative systems or services provider on a timely basis or on commercially reasonable terms. This could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Our Computer Infrastructure May Be Vulnerable to Security Breaches. Any Such Problems Could Jeopardize Confidential Information Transmitted Over the Internet, Cause Interruptions in Our Operations or Give Rise to Liabilities to Third Parties.

Our computer infrastructure is potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems and security breaches. Any such problems or security breaches could give rise to liabilities to one or more third parties, including our customers, and disrupt our operations. A party able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of information we transmit over the Internet or cause interruptions in our operations. Concerns over the security of Internet transactions and the safeguarding of confidential personal information could also inhibit the use of our systems to conduct forex transactions over the Internet. To the extent that our activities involve the storage and transmission of proprietary information and personal financial information, security breaches could expose us to a risk of financial loss, litigation and other liabilities. Our current insurance policies may not protect us against all of such losses and liabilities. Any of these events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We Have Relationships With Introducing Brokers Who Direct New Customers to Us. Failure to Maintain These Relationships Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations and Cash Flows.

We have relationships with introducing brokers who direct new customers to us and provide marketing and other services for these customers. In certain jurisdictions, we are only able to provide our services through white label partnerships. For the nine months ended September 30, 2010, approximately 29.9% of our forex trading volume was derived from introducing brokers. Many of our relationships with introducing brokers are nonexclusive or may be terminated by the brokers on short notice. In addition, under our agreements with introducing brokers, they have no obligation to provide us with new customers or minimum levels of transaction volume. Our failure to maintain our relationships with these introducing brokers, the failure of the introducing brokers to provide us with customers or our failure to create new relationships with introducing brokers would result in a loss of revenue, which could have a material adverse effect on our business, financial condition and results of operations and cash flows. To the extent any of our competitors offers more attractive compensation terms to one of our introducing brokers, we could lose the broker’s services or be required to increase the compensation we pay to retain the broker. In addition, we may agree to set the compensation for one or more introducing brokers at a level where, based on the transaction volume generated by customers directed to us by such brokers, it would have been more economically attractive to seek to acquire the customers directly rather than through the introducing broker. For the nine months ended September 30, 2010, approximately 6.1% of our forex trading volume was derived from TradeStation Securities, Inc., or TradeStation, our largest introducing broker. However, TradeStation recently formed a wholly-owned subsidiary, TradeStation Forex, Inc., with the intent that by the end of 2010 TradeStation Forex Inc. will assume, own and conduct all TradeStation forex brokerage business and register with the CFTC. TradeStation Forex Inc.’s application for such CFTC registration and NFA membership was made with the NFA in June 2010. We may be unable to offset the loss of TradeStation with new introducing brokers, if at all. If we do not enter into the most economically attractive relationships with introducing brokers, our introducing brokers terminate their relationship with us or our introducing brokers fail to provide us with customers, our business, financial condition and results of operations and cash flows would be materially, adversely affected.

Our Relationships With Our Introducing Brokers May Also Expose Us to Significant Reputational and Other Risks as We Could Be Harmed by Introducing Broker Misconduct or Errors That Are Difficult to Detect and Deter.

It may be perceived that we are responsible for the improper conduct by our introducing brokers, even though we do not control their activities. Introducing brokers maintain customer relationships and delegate to us the responsibilities associated with forex and back-office operations. Furthermore, many of our introducing brokers operate websites, which they use to advertise our services or direct customers to us. It is difficult for us to closely monitor the contents of their websites to ensure that the statements they make in relation to our services are accurate and comply with applicable rules and regulations. While historically we have been responsible for the activities of our introducing brokers that were not members or associates of the NFA and subject to disciplinary action for failure to adequately supervise them, under the new NFA and CFTC rules, we are no longer responsible for the activities of any party that solicits or introduces a customer to us, as our introducing brokers will now be required to be members of the NFA and therefore directly supervised by the NFA. However, it may be perceived that we are responsible for any misleading statements about us made on websites of our introducing brokers and any disciplinary action taken against any of our introducing brokers in the United States and abroad could have a material adverse effect on our reputation, damage our brand name and materially adversely affect our business, financial condition and results of operations and cash flows.

We Have Relationships With White Label Partners Who Direct Customer Trading Volume to Us. Failure to Maintain These Relationships or Develop New White Label Partner Relationships Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations and Cash Flows.

We have relationships with white label partners who provide forex trading to their customers by using our trading platform and other services and, therefore, provide us with an additional source of revenue. For the nine months ended September 30, 2010, approximately 7.4% of our forex trading volume was derived from white label partners. Many of our relationships with white label partners are non-exclusive or may be terminated by them on short notice. In addition, our white label partners have no obligation to provide us with minimum levels of transaction volume. Our failure to maintain our relationships with these white label partners, the failure of these white label partners to continue to offer online forex trading services to their customers using our trading platform, the loss of requisite licenses by our white label partners or our inability to enter into new relationships with white label partners would result in a loss of revenue, which could have a material adverse effect on our business, financial condition and results of operations and cash flows. For the nine months ended September 30, 2010, trading volume generated through Questrade, Inc. represented approximately 1.3% of our total trading volume. Failure to maintain these relationships or failure of these white label partners to continue to offer online forex trading services would result in a significant loss of revenue to us. To the extent any of our competitors offers more attractive compensation terms to one or more of our white label partners, we could lose the white label partnership or be required to increase the compensation we pay to retain the white label partner. Our relationships with our white label partners also may expose us to significant regulatory, reputational and other risks as we could be harmed by white label partner misconduct or errors that are difficult to detect and deter. If any of our white label partners provided unsatisfactory service to their customers or are deemed to have failed to comply with applicable laws or regulations, our reputation may be harmed as a result of our affiliation with such white label partner. Any such harm to our reputation would have a material adverse effect on our business, financial condition and results of operations and cash flows.

Risks Related to the Offering

An Active Trading Market for Our Common Stock May Not Develop, Which May Cause Our Common Stock to Trade at a Discount From the Initial Offering Price and Make It Difficult for You to Sell the Shares You Purchase.

Prior to this offering, there has been no public trading market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development or maintenance of an active trading market. The initial public offering price per share of our common stock has been determined by agreement among us and the underwriters and may not be indicative of the price at which our common stock will trade in the public trading market after this offering. If an active trading market does not develop, there may be difficulty selling any shares of our common stock.

The Market Price of Our Common Stock May Be Volatile, Which Could Cause the Value of Your Investment to Decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as the factors listed below, some of which are beyond our control, could affect the market price of our common stock:

•	quarterly variations in our results of operations and cash flows or the results of operations and cash flows of our competitors;

•	our failure to achieve actual operating results that meet or exceed guidance that we may have provided due to factors beyond our control, such as currency volatility and trading volumes;

•	future announcements concerning us or our competitors, including the announcement of acquisitions;

•	changes in government regulations or in the status of our regulatory approvals or licensure;

•	public perceptions of risks associated with our services or operations;

•	developments in our industry; and

•	general economic, market and political conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors.

If Securities or Industry Analysts Do Not Publish Research or Reports About Our Business, if They Change Their Recommendations Regarding Our Common Stock Adversely, or if We Fail to Achieve Analysts’ Earnings Estimates, the Market Price and Trading Volume of Our Common Stock Could Decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us or our industry make unfavorable comments about our market opportunity or business, the market price of our common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the market price of our common stock or trading volume to decline. On our part, if we fail to achieve analysts’ earnings estimates, the market price of our common stock would also likely decline.

Because We Do Not Intend to Pay Dividends for the Foreseeable Future, Investors in the Offering Will Benefit From Their Investment in Shares Only if Our Common Stock Appreciates in Value.

We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. Our common stock may not appreciate in value or even maintain the price at which investors in this offering have purchased their shares.

Certain Provisions in Our Amended and Restated Certificate of Incorporation May Prevent Efforts by Our Stockholders to Change Our Direction or Management.

Provisions contained in our amended and restated certificate of incorporation could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. We could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. These provisions may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions, and, in particular, unsolicited transactions, that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change our direction or management may be unsuccessful. See “Description of Capital Stock.”

We Cannot Predict Our Future Capital Needs. As a Result, We May Need to Raise Significant Amounts of Additional Capital. We May Be Unable to Obtain the Necessary Capital When We Need It, or on Acceptable Terms, if at All.

Our business depends on the availability of adequate funding and regulatory capital under applicable regulatory requirements. Historically, we have satisfied these needs from internally generated funds and from our preferred equity securities financings. We currently anticipate that our available cash resources will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next 12 months. We may need to raise additional funds to:

•	support more rapid expansion;

•	develop new or enhanced services and products;

•	respond to competitive pressures;

•	acquire complementary businesses, products or technologies; or

•	respond to unanticipated requirements.

Additional financing may not be available when needed on terms favorable to us.

Our Management and Other Affiliates Have Significant Control of Our Common Stock and Could Control Our Actions in a Manner That Conflicts With Our Interests and the Interests of Other Stockholders.

Upon completion of the offering, our executive officers, directors and our current 5.0% stockholders and their affiliated entities together will beneficially own approximately 80.1% of our outstanding capital stock, or 73.7% if the underwriters exercise their overallotment option in full. Upon completion of this offering, VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P., VP New York Venture Partners, L.P., referred to herein as the VPVP Funds, 3i U.S. Growth Partners L.P., 3i Technology Partners III L.P., 3i Growth Capital (USA) D L.P., 3i Growth Capital (USA) E L.P. 3i Growth Capital (USA) P L.P., and Edison Venture Fund IV SBIC, L.P., collectively referred to herein as the Venture Funds, together will beneficially own approximately 42.2% of our outstanding capital stock, or 41.3% if the underwriters exercise their overallotment option in full. Two of our directors following the offering, Messrs. Sugden and Mills, are affiliated with their respective venture fund. As a result, these stockholders, acting together, will be able to exercise considerable influence over matters requiring approval by our stockholders, including the election of directors, and may not always act in the best interests of other stockholders. Such a concentration of ownership may have the effect of delaying or preventing a change in our control, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.

Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, until the earlier of (i) such time that the VPVP Funds own less than 50% of all shares of our common stock that the VPVP Funds own upon completion of this offering, (ii) immediately prior to our 2014 annual meeting of stockholders and (iii) such time that the VPVP Funds notify our board of directors that they no longer require that an individual designated by them serve on our board of directors, the VPVP Funds have the right to nominate one individual in the slate of director nominees for election at our 2011 annual meeting of stockholders and have such designee serve on our board of directors. See “Principal and Selling Stockholders” and “Description of Capital Stock” for further information regarding ownership of our capital stock and our third amended and restated certificate of incorporation and amended and restated bylaws.

Our Internal Controls Over Financial Reporting May Not Be Effective and Our Independent Registered Public Accounting Firm May Not Be Able to Certify as to Their Effectiveness, Which Could Have a Significant and Adverse Effect on Our Business and Reputation.

We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and rules and regulations of the SEC thereunder, which we refer to as Section 404. We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, which includes annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of internal controls.

As we continue our evaluation, we may identify material weaknesses that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002, as amended, for compliance with the requirements of Section 404. We will be required to comply with the requirements of Section 404 for the year ending December 31, 2011. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to opine as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

Shareholders May Be Diluted by the Future Issuance of Additional Common Stock in Connection With Our Incentive Plans, Acquisitions or Otherwise.

After this offering we will have approximately 28,851,942 shares of common stock authorized but unissued. Our certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions, in future common stock offerings or otherwise. We have reserved an aggregate of 1,400,000 shares for issuance under our 2010 Omnibus Incentive Compensation Plan and 500,000 shares under our 2011 Employee Stock Purchase Plan. Any common stock that we issue, including under our 2010 Omnibus Incentive Compensation Plan, 2011 Employee Stock Purchase Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains forward looking statements. These forward looking statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “should,” “expect,” “scheduled,” “plan,” “seek,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

These forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from the forward looking statements we make in this prospectus are set forth in “Risk Factors” and elsewhere in this prospectus. We undertake no obligation to update any of the forward looking statements after the date of this prospectus to conform those statements to reflect the occurrence of future events, except as required by applicable law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus forms a part, that we have filed with the SEC completely and with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $5.3 million, based on an assumed initial offering price of $14.00 per share, which is the midpoint of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions. In addition, we will be reimbursed by the underwriters for our out-of-pocket expenses incurred in this offering, up to an aggregate of $600,000. We intend on using the net proceeds and expense reimbursement to pay our estimated offering expenses payable by us of approximately $3.0 million and our historical offering-related expenses and deferred costs of approximately $2.0 million incurred in fiscal years 2007 and 2008. A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 would increase (decrease) the net proceeds to us from this offering by approximately $0.4 million.

We intend to use the net proceeds we receive from this offering only to cover historical and expected costs from our initial public offering.

We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or preferred stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2010:

•	on an actual basis; and

•	on a pro forma basis to give effect to (i) the filing of our amended and restated certificate of incorporation to reflect the 2.29-for-1 stock split of our common stock effected immediately prior to the completion of this offering, (ii) the conversion of each share of our outstanding preferred stock into an aggregate of 27,757,770 shares of common stock prior to the completion of this offering (for further information, please see “Description of Capital Stock”), and (iii) the sale of 407,692 shares of our common stock at an assumed initial public offering price of $14.00 per share, the midpoint of the estimated price range listed on the cover page of this prospectus and after deducting the estimated underwriting discount and giving effect to the reimbursement by the underwriters of up to $600,000 for our out-of-pocket expenses incurred in this offering, which such proceeds and expense reimbursement will be used to pay the current estimated offering expenses payable by us, including expenses related to the sale of shares of our common stock by the selling stockholders and historical offering-related expenses and deferred costs of approximately $2.0 million incurred in fiscal years 2007 and 2008.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2010
	Actual	Pro Forma
	(in thousands, except share data)

Cash and cash equivalents	$258,012	$263,912

Long-term debt	$21,000	$21,000

Convertible, redeemable preferred stock:
Undesignated preferred stock, $0.00001 par value; no shares authorized, issued and outstanding, on an actual basis; no shares authorized, no shares issued and outstanding, on a pro forma basis	—	—
Series A convertible, redeemable preferred stock, $0.00001 par value, 4,545,455 shares authorized and 865,154 shares issued and outstanding on an actual basis; and no shares authorized, issued and outstanding on a pro forma basis	2,009	—
Series B convertible, redeemable preferred stock, $0.00001 par value, 7,000,000 shares authorized and 2,610,210 shares issued and outstanding on an actual basis; and no shares authorized, issued and outstanding on a pro forma basis	5,412	—
Series C convertible, redeemable preferred stock, $0.00001 par value, 2,496,879 shares authorized and 1,055,739 shares issued and outstanding on an actual basis; and no shares authorized, issued and outstanding on a pro forma basis	5,319	—
Series D convertible, redeemable preferred stock, $0.00001 par value, 3,254,678 shares authorized and 3,254,678 shares issued and outstanding on an actual basis; and no shares authorized, issued and outstanding on a pro forma basis	39,840	—

	As of September 30, 2010
	Actual	Pro Forma
	(in thousands, except share data)

Series E convertible, redeemable preferred stock, $0.00001 par value, 3,738,688 shares authorized and 2,611,606 shares issued and outstanding on an actual basis; and no shares authorized, issued and outstanding on a pro forma basis	116,810	—

Total convertible, redeemable preferred stock	169,390	—

Common stock, $0.00001 par value, 27,000,000 shares authorized and 1,353,584 shares issued and outstanding on an actual basis; 60,000,000 shares authorized and 31,148,058 shares issued and outstanding on a pro forma basis

Additional paid-in capital	(174,795)	130,529
Accumulated other comprehensive income	548	548
Retained earnings	19,264	19,264

Total shareholders’ deficit	(154,983)	150,341

Total capitalization	$35,407	$171,149

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 would increase (decrease) each of additional paid-in capital and total stockholders’ equity in the pro forma column by $0.4 million.

The actual and pro forma information assumes no exercise of the option to purchase additional shares granted to the underwriters. The outstanding share information is based upon shares of our common stock outstanding as of December 1, 2010. This number excludes:

•	4,715,785 shares of our common stock issuable upon the exercise of options that were outstanding as of December 1, 2010, with a weighted average exercise price of $2.32 per share;

•	1,909,843 shares of common stock issuable pursuant to outstanding restricted stock units as of December 1, 2010;

•	3,297,743 shares of common stock issuable upon exercise of warrants outstanding as of December 1, 2010 at a weighted average exercise price of $0.49 per share;

•	1,400,000 shares of common stock reserved for future issuance under our 2010 Omnibus Incentive Compensation Plan, which will become effective on the date of this prospectus; and

•	500,000 shares of common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective on the date of this prospectus.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The historical net tangible book value of our common stock as of September 30, 2010 was $14.4 million, or $10.64 per share of common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of our common stock outstanding as of September 30, 2010. On a pro forma basis, after giving effect to the 2.29-for-1 stock split and conversion of all outstanding shares of our preferred stock into 27,757,770 shares of common stock immediately upon completion of this offering, our pro forma net tangible book value as of September 30, 2010 was $144.4 million, or $4.64 per share of common stock.

After giving effect to our sale in this offering of 407,692 shares of our common stock at an assumed initial public offering price of $14.00 per share, the midpoint of the estimated price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2010 would have been $150.3 million, or $4.83 per share of our common stock. This represents an immediate increase of net tangible book value of $0.19 per share to our existing stockholders and an immediate dilution of $9.17 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution:

Initial public offering price per share of common stock		$14.00
Historical net tangible book value per share as of September 30, 2010	$10.64
Decrease in net tangible book value per share attributable to conversion of convertible preferred stock	6.00

Pro forma net tangible book value per share as of September 30, 2010	$4.64
Increase in net tangible book value per share attributable to this offering per share to existing investors	0.19

Pro forma net tangible book value given effect to this offering	4.83
Dilution per share to investors participating in this offering		$9.17

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the mid-point of the price range on the front cover of this prospectus, would increase (decrease) our pro forma net tangible book value per share after this offering by $0.4 million and increase (decrease) the dilution to new investors in this offering by $0.01.

The following table summarizes, as of September 30, 2010, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock, the total effective cash consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the estimate price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

			Total		Average
	Shares Purchased		Consideration		Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders before this offering	30,740,366	98.7%	$165,077,178	96.7%	$5.37
Investors participating in this offering	407,692	1.3	5,707,692	3.3	14.00

Total	31,148,058	100.0%	$170,784,870	100.0%	$5.48

The table above assumes no exercise of the option to purchase additional shares granted to the underwriters.

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range on the front cover of this prospectus, would increase (decrease) total consideration paid by new investors in this offering and by all investors by $0.4 million, and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of shares of common stock offered by us, as set forth on the front cover of this prospectus, remains the same and without deducting the estimated underwriting discounts and offering expenses payable by us in connection with this offering.

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 60.3% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 12,650,000 or approximately 39.7% of the total number of shares of our common stock outstanding after this offering.

The tables and calculations above are based on the number of shares of common stock outstanding after the completion of this offering. The number of shares of our common stock to be outstanding after this offering does not take into account:

•	4,715,785 shares of common stock issuable upon the exercise of outstanding stock options as of December 1, 2010 at a weighted average exercise price of $2.32 per share;

•	1,909,843 shares of common stock issuable pursuant to outstanding restricted stock units as of December 1, 2010;

•	3,297,743 shares of common stock issuable upon exercise of outstanding warrants as of December 1, 2010 at a weighted average exercise price of $0.49 per share;

•	an aggregate of 1,400,000 shares of common stock that will be reserved for future issuance under our 2010 Omnibus Incentive Compensation Plan as of the closing of this offering; and

•	an aggregate of 500,000 shares of common stock that will be reserved for future issuance under our 2011 Employee Stock Purchase Plan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents our selected historical consolidated financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2007, 2008 and 2009 and the consolidated statements of financial condition data as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2005 and 2006 and the consolidated statements of financial condition data as of December 31, 2005, 2006 and 2007 are derived from our audited historical consolidated financial statements not included in this prospectus.

The consolidated statements of income data for the nine-month periods ended September 30, 2010 and 2009 and the consolidated statement of financial condition data as of September 30, 2010 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus which have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. The consolidated statements of financial condition data as of September 30, 2009 are derived from our consolidated financial statements not included in this prospectus. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year ended December 31, 2010.

The historical information presented below includes the non-cash impact of the redemption feature contained in our preferred stock which requires fair value accounting, there are fluctuations in our net income which will cease upon our initial public offering and which is not reflective of our operating performance.

The pro forma consolidated statement of financial condition data as September 30, 2010 gives effect to this offering based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the range listed on the cover page of this prospectus. The pro forma earnings per common share data for the year ended December 31, 2009 and the nine months ended September 30, 2010 reflect the sale by us of 407,692 newly issued shares of our common stock and 10,592,308 shares of our common stock by our selling stockholders pursuant to this offering based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the range listed on the cover page of this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005(1)	2006(2)	2007(2)	2008(2)	2009(2)	2009(2)	2010(2)
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:
REVENUE
Trading revenue	$36,249	$69,471	$118,176	$186,004	$153,375	$114,332	$147,667
Other revenue	223	242	437	2,366	2,108	1,119	1,914

Total non-interest revenue	36,472	69,713	118,613	188,370	155,483	115,451	149,581
Interest revenue	1,519	3,145	5,024	3,635	292	228	243
Interest expense	(110)	(2,431)	(4,299)	(3,905)	(2,456)	(1,848)	(1,676)

Total net interest revenue/(expense)	1,409	714	725	(270)	(2,164)	(1,620)	(1,433)

Net revenue	37,881	70,427	119,338	188,100	153,319	113,831	148,148

EXPENSES
Employee compensation and benefits	9,511	17,258	25,093	37,024	41,503	29,621	34,031
Selling and marketing	3,256	12,517	21,836	29,312	36,875	26,791	28,192
Trading expenses and commissions	7,279	10,321	10,436	16,310	14,955	10,431	18,601
Bank fees	507	935	2,316	3,754	4,466	3,415	3,170
Depreciation and amortization	494	897	1,911	2,496	2,689	2,013	2,568
Communications and data processing	424	873	1,659	2,467	2,676	1,950	2,209
Occupancy and equipment	530	1,045	1,616	2,419	3,548	2,391	2,963

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005(1)	2006(2)	2007(2)	2008(2)	2009(2)	2009(2)	2010(2)
	(in thousands, except share and per share data)

Bad debt provision/(recovery)	836	574	1,164	1,418	760	593	514
Professional fees	761	1,295	1,380	3,104	3,729	2,549	2,623
Software expense	21	78	123	888	1,132	712	1,431
Professional dues and memberships	15	48	187	773	698	565	205
Write-off of deferred initial public offering costs	—	—	—	1,897	—	—	—
Change in fair value of convertible, redeemable preferred stock embedded derivative(2)	—	61,732	165,280	(181,782)	(1,687)	40,820	48,936
Impairment of intangible assets	—	165	—	—	—	—	—
Other	155	3,085	(627)	1,424	1,746	1,091	3,846

Total	23,789	110,823	232,374	(78,496)	113,090	122,942	149,289

INCOME/(LOSS) BEFORE INCOME TAX EXPENSE AND EQUITY IN EARNINGS OF EQUITY METHOD INVESTMENT	14,092	(40,396)	(113,036)	266,596	40,229	(9,111)	(1,141)
Income tax expense	5,881	9,063	21,615	34,977	12,556	11,423	18,192
Equity in earnings of equity method investment	(3)	(43)	—	(214)	—	—	—

NET INCOME/(LOSS)	8,208	(49,502)	(134,651)	231,405	27,673	(20,534)	(19,333)

Net income/(loss) applicable to noncontrolling interest	—	—	—	(21)	(321)	(15)	(402)

Net income/(loss) applicable to GAIN Capital Holdings, Inc.	$8,208	$(49,502)	$(134,651)	$231,426	$27,994	$(20,519)	$(18,931)

Effect of redemption of preferred shares	—	(39,006)	—	(63,913)	—	—	—
Effect of preferred share accretion	(63)	2,205	—	—	—	—	—

Net income/(loss) applicable to GAIN Capital Holdings, Inc. Common Shareholders	$8,145	$(86,303)	$(134,651)	$167,513	$27,994	$(20,519)	(18,931)

Earnings/(loss) per common share:
Basic	$1.96	$(30.90)	$(70.89)	$130.12	$21.41	$(15.71)	$(14.26)

Diluted	$0.49	$(30.90)	$(70.89)	$11.17	$1.88	$(15.71)	$(14.26)

Weighted average common shares outstanding used in computing earnings/(loss) per common share:
Basic	4,157,464	2,792,895	1,899,386	1,287,360	1,307,379	1,306,265	1,327,124

Diluted	16,634,016	2,792,895	1,899,386	15,002,277	14,909,184	1,306,265	1,327,124

Adjusted (unaudited)(3)
Adjusted earnings/(loss) per common share:
Basic					$20.12	$15.54	$22.61

Diluted					$1.76	$1.36	$2.01

	For the Twelve Months Ended December 31, 2009			For the Nine Months Ended September 30, 2010
	As Reported	Adjustments(4)(5)	Pro Forma	As Reported	Adjustments(4)(5)	Pro Forma

Pro Forma Consolidated Statements of Operations Data
REVENUE
Trading revenue	$153,375	$—	$153,375	$147,667	$—	$147,667
Other revenue	2,108	—	2,108	1,914	—	1,914

Total non-interest revenue	155,483	—	155,483	149,581	—	149,581
Interest revenue	292	—	292	243	—	243
Interest expense	(2,456)	—	(2,456)	(1,676)	—	(1,676)

Total net interest revenue/(expense)	(2,164)	—	(2,164)	(1,433)	—	(1,433)

Net revenue	153,319	—	153,319	148,148	—	148,148

EXPENSES
Employee compensation and benefits	41,503	—	41,503	34,031	—	34,031
Selling and marketing	36,875	—	36,875	28,192	—	28,192
Trading expenses and commissions	14,955	—	14,955	18,601	—	18,601
Bank fees	4,466	—	4,466	3,170	—	3,170
Depreciation and amortization	2,689	—	2,689	2,568	—	2,568
Communications and data processing	2,676	—	2,676	2,209	—	2,209
Occupancy and equipment	3,548	—	3,548	2,963	—	2,963
Bad debt provision/(recovery)	760	—	760	514	—	514
Professional fees	3,729	—	3,729	2,623	—	2,623
Software expense	1,132	—	1,132	1,431	—	1,431
Professional dues and memberships	698	—	698	205	—	205
Change in fair value of convertible, redeemable preferred stock embedded derivative	(1,687)	—	(1,687)	48,936	—	48,936
Other	1,746	—	1,746	3,846	—	3,846

Total	113,090	—	113,090	149,289	—	149,289

INCOME/(LOSS) BEFORE INCOME TAX EXPENSE	$40,229	$—	$40,229	$(1,141)	$—	$(1,141)
Income tax (benefit)/expense	12,556	—	12,556	18,192	—	18,192

NET INCOME/(LOSS)	27,673	—	27,673	(19,333)	—	(19,333)
Net income/(loss) applicable to noncontrolling interest	(321)	—	(321)	(402)	—	(402)

NET INCOME/(LOSS) APPLICABLE TO GAIN CAPITAL HOLDINGS, INC.	27,994	—	27,994	(18,931)	—	(18,931)
Effect of redemption of preferred shares	$—	$—	$—	$—	$—	$—
Effect of redemption of share accretion	$—	$—	$—	$—	$—	$—

Net income/(loss) applicable to GAIN Capital Holdings, Inc. common shareholders	$27,994	$—	$27,994	$(18,931)	$—	$(18,931)

Earnings/(loss) per common share:
Basic	$21.41	$—	$0.90	$(14.26)	$—	$(0.61)

Diluted	$1.88	$—	$0.74	$(14.26)	$—	$(0.61)

Weighted average common shares outstanding used in computing earnings/(loss) per common share:
Basic	1,307,379	29,840,679	31,148,058	1,327,124	29,820,934	31,148,058

Diluted	14,909,184	22,986,398	37,895,582	1,327,124	29,820,934	31,148,058

								Pro Forma as of
	As of December 31,					As of September 30,		September 30,
	2005	2006	2007	2008	2009	2009	2010	2010(4)(5)
			(in thousands unless otherwise stated)

Consolidated Statements of Financial Condition Data:
Cash and cash equivalents	$22,482	$31,476	$98,894	$176,431	$222,524	$197,938	$258,012	$263,912
Receivables from brokers	$59,080	$71,750	$74,630	$50,817	$76,391	$100,171	$89,569	$89,569
Total assets	$83,740	$113,491	$180,628	$264,816	$351,940	$315,710	$405,361	$411,069
Payables to brokers, dealers,
Futures commission merchants, and other regulated entities	$4,577	$5,248	$2,163	$1,679	$2,769	$1,732	$5,857	$5,857
Payables to customers	$50,031	$70,321	$106,741	$122,293	$196,985	$168,266	$216,587	$216,587
Convertible, redeemable preferred stock embedded derivative	$—	$99,286	$264,566	$82,785	$81,098	$123,604	$130,034	$—
Notes payable	$—	$27,500	$49,875	$39,375	$28,875	$31,500	$21,000	$21,000
Total shareholders’ equity/(deficit)	$23,605	$(154,242)	$(316,340)	$(172,154)	$(139,890)	$(188,831)	$(154,983)	$150,341

(1)	These amounts do not include the impact of the embedded derivative liability of approximately $37.6 million (unaudited) as of December 31, 2005 and the change in fair value for the year ended December 31, 2005 of $28.8 million (unaudited).

(2)	For each of the periods indicated, in accordance with FASB ASC 815, Derivatives and Hedging, we accounted for an embedded derivative liability attributable to the redemption feature of our outstanding preferred stock. This redemption feature and the associated embedded derivative liability will no longer be required to be recognized upon conversion of our preferred stock in connection with the completion of this offering.

(3)	These adjusted amounts reflect the reversal of the change in fair value associated with the liability of our convertible, redeemable preferred stock embedded derivative. For the year ended December 31, 2009 and the nine months ended September 30, 2009 and 2010, the change in our preferred stock embedded derivative resulted in a gain of $1.7 million and a loss of $40.8 million and $48.9 million, respectively.

(4)	Adjustments for the sale by the Company of common stock pursuant to this offering based on an assumed initial offering price of $14.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and the application of the estimated net proceeds from this offering of $5.3 million (plus up to an additional $600,000 in reimbursements by the underwriters for our out-of-pocket expenses incurred in this offering) to pay for our current initial public offering costs which includes estimated expenses to be incurred of $3.0 million, and our historical offering-related expenses and deferred costs of approximately $2.0 million incurred in fiscal years 2007 and 2008.

(5)	Immediately prior to consummation of the initial public offering, all convertible, redeemable preferred stock will convert to common stock. The Company will issue 407,692 shares of common stock to cover all of the estimated costs for initial public offering. The common stock split and conversions of the convertible, redeemable preferred stock will result in 31,148,058 common shares issued and to be outstanding after the Offering. In addition the convertible, redeemable preferred stock embedded derivative will be settled in the Company’s common stock and the liability will be applied to additional paid in capital. We made pro forma adjustments to the historical results of operations for the fiscal year ended December 31, 2009 and for the nine months ended September 30, 2010 to show the pro forma effect for the 2.29-for-1 stock split of our common stock effected immediately prior to the completion of this offering, the conversion of all of our Series A, B, C, D, and E preferred stock into an aggregate of 27,757,770 shares of common stock upon the closing of this offering of our common stock and the offering of 407,692 shares of common stock which is based upon the initial public offering price of $14.00 per share, the midpoint of the estimated price range listed on the cover page of this prospectus and other terms of this offering determined at pricing.

Selected Operational Data

	As of December 31,					As of September 30,
	2005	2006	2007	2008	2009	2009	2010
	($ in thousands unless otherwise stated)

Number of opened retail accounts(6):
Total	30,626	63,576	105,924	154,190	211,136	195,559	264,834
China	3,202	8,395	19,869	27,358	27,362	27,362	28,819
Number of tradable retail accounts:
Total	11,761	27,836	41,120	36,744	51,652	47,374	70,618
China	1,631	4,799	9,702	2,839	1	8	1,029
Adjusted net capital in excess of regulatory requirements(7)	$20,065	$15,296	$44,856	$98,571	$71,087	$68,604	$60,565

						Nine Months
	Year Ended December 31,					Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	($ in thousands unless otherwise stated)

Number of traded retail accounts:
Total	13,896	28,270	43,139	52,555	52,755	43,565	52,486
China	2,416	5,533	11,568	11,647	7	6	269
Total trading volume (dollars in billions)
Total	$231.9	$447.4	$674.5	$1,498.6	$1,246.7	$928.3	$1,093.9
China	$24.4	$50.8	$103.4	$172.4	$0.4	$0.2	$0.7
Net deposits received from retail customers (dollars in millions):
Total	$70.2	$102.8	$184.2	$277.3	$257.1	$186.9	$205.5
China	$6.8	$10.5	$26.0	$25.3	$(1.4)	$(1.3)	$0.3
Retail revenue per million traded	$156.3	$155.3	$175.2	$124.1	$123.0	$122.6	$154.1

(6)	Opened customer accounts represent accounts opened with us on a cumulative basis at any time since we commenced operations.
(7)	Adjusted net capital in excess of regulatory requirements represents the excess funds over the regulatory minimum requirements as defined by the regulatory bodies that regulate our operating subsidiaries.

Selected Geographic Data

						Nine Months
						Ended September 30,
	2005	2006	2007	2008	2009	2009		2010

Customer trading volume by region (dollars in billions)
U.S.	$122.2	$238.3	$355.4	$878.9	$679.2	$506.8		$579.0
China(8)(9)	24.4	50.8	103.4	172.4	0.4	0.2	(9)	0.7	(10)
Canada	9.6	29.2	58.6	122.9	142.5	122.2		62.9
Europe, Middle East and Africa	27.9	42.9	64.3	153.1	179.5	126.5		182.3
Asia (ex-China)	33.8	42.7	54.0	96.4	159.1	110.0		194.5
Rest of World	14.0	43.5	38.8	74.9	86.0	62.6		74.5

Total	$231.9	$447.4	$674.5	$1,498.6	$1,246.7	$928.3		$1,093.9

(8)	As a result of our review of our regulatory compliance in China, we decided to terminate our service offerings to residents of China and ceased our trading operations located in that country as of December 31, 2008.
(9)	For the year ended December 31, 2009, a small number of existing customer accounts, which were originally opened through our relationship with one of our introducing brokers prior to the termination of our service offering in China, continued to trade using our platform. The trading activity by these residual accounts resulted in the trading volume for the period, and all were closed as of December 31, 2009.
(10)	Based on our most recent review of the relevant regulatory requirements in China, we now believe that we can accept customers from China if the customers come to our website without being solicited by us or by our introducing brokers, agents or white label partners to do so. As a result, we began accepting non-solicited customers from China in June 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The statements in this discussion regarding the industry outlook, our expectations regarding the future performance of our business, and the other nonhistorical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” section. You should read the following discussion together with the section entitled “Risk Factors” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Overview

We are an online provider of retail and institutional foreign exchange, or forex, trading and related services founded in 1999 by a group of experienced trading and technology professionals. We offer our customers 24-hour direct access to the global over-the-counter, or OTC, foreign exchange markets, where participants trade directly with one another rather than through a central exchange or clearinghouse. We also offer some of our retail customers access to other global markets on an OTC basis, including the spot gold and silver markets, as well as equity indices and commodities via instruments called contracts-for-difference, or CFDs. Our trading platforms provide a wide array of information and analytical tools that allow our customers to identify, analyze and execute their trading strategies efficiently and cost-effectively. We believe our proprietary technology, multilingual customer service professionals and effective educational programs provide a high degree of customer satisfaction and loyalty. Furthermore, our scalable and flexible technology infrastructure allows us to enhance our product service offerings to meet the rapidly changing needs of the marketplace.

We use financial metrics, including tradable retail accounts and traded retail accounts, to measure our aggregate customer account activity. Tradable retail accounts represent retail customers who maintain cash balances with us that are sufficient to execute a trade in compliance with our policies. As of September 30, 2010 we had 70,618 tradable retail accounts compared to 47,374 as of September 30, 2009. We believe the number of tradable retail accounts is an important indicator of our ability to attract new retail customers that can potentially lead to trading volume and revenue in the future, however, it does not represent actual trades executed. We believe that the most relevant measurement which correlates to volume and revenue is the number of traded retail accounts, because this represents retail customers who executed a transaction with us during a particular period. During the nine months ended September 30, 2010, 52,486 traded retail accounts executed a forex transaction with us compared to 43,565 traded retail accounts for the nine months ended September 30, 2009, representing an increase of 20.5%.

Our annual net revenue grew from $119.3 million in 2007 to $153.3 million in 2009 representing a compound annual growth rate of 13.3%. Our annual net revenue from customers residing outside of China grew from $98.7 million for the year ended December 31, 2007 to $153.3 million for the year ended December 31, 2009 representing a compound annual growth rate of 24.6%. For the nine months ended September 30, 2010, we generated $148.1 million of total net revenue and net income of $18.9 million, including a loss of $48.9 million relating to the change in fair value of our preferred stock embedded derivative. For the year ended December 31, 2009 we generated $153.3 million of total net revenue and net income of $28.0 million, including a gain of $1.7 million relating to the change in fair value of our preferred stock embedded derivative. For the year ended December 31, 2008, we generated $188.1 million of total net revenue, including $24.4 million in total net revenue attributable to customers residing in China, and net income of $231.4 million, including $11.1 million in net income attributable to customers residing in China and a gain of $181.8 million relating to the change in the fair value of our preferred stock embedded derivative. The preferred stock embedded derivative liability is attributable to the redemption feature of our outstanding preferred stock which allows the holders of our preferred stock at any time on or after March 31, 2011, upon the written request of holders of at least a majority of the outstanding shares of preferred stock voting together as a single class, to require us to redeem all of the shares of preferred stock then outstanding. The preferred stock embedded derivative is a non-cash liability and, therefore, causes net income to fluctuate but does not reflect our operating performance. This redemption provision and the associated embedded derivative liability will no longer be required to be recognized upon conversion of our preferred stock in connection with this offering. Excluding the impact of a $48.9 million loss relating to the change in fair market value of our embedded derivative, our adjusted net income for the nine months ended September 30, 2010 was $30.0 million. We believe our net capital position and customer assets help make us one of the largest global retail foreign exchange services providers.

We believe the following operating measurements are the main drivers of our revenue:

•	customer trading volume;

•	retail trading revenue per million traded;

•	net deposits received from retail customers;

•	traded retail accounts, and

•	retail customer equity.

Customer trading volume is the aggregate notional value of trades our customers execute. Retail trading revenue per million traded is the revenue we realize from our forex, CFDs and metals trading activities (including the revenue we realize from the difference between the “bid” price and the “offer” price for our customers executed trades, or the spread revenue) per one million of U.S. dollar-equivalent trading volume, and is calculated as retail trading revenue divided by the result obtained from dividing trading volume by one million. Net deposits received from retail customers represents customers’ deposits less withdrawals for a given period, and correlates to our customers’ ability to place additional trades, which potentially increases our trading volumes. Traded retail accounts impact our revenue because this represents the number of customers who executed trades during a specific period, which impacts customer trading volume. Retail customer equity represents the total amount of cash and unrealized profit (loss) in all of our customer accounts.

Our customer base resides in over 140 countries outside of the United States and is comprised of three categories. The first are direct customers sourced through our retail forex trading website, FOREX.com (our flagship brand), which is a currency trading Internet site is available in English, traditional and simplified Chinese, Japanese, Russian and Arabic, and provides currency traders of all experience levels with a full-service trading platform, along with extensive educational and support tools. The second are indirect customers sourced through either retail financial services firms that provide customers to us, which we refer to as introducing brokers, or financial institutions which offer our currency trading services to their existing client base under their own brand, which we refer to as white label partners. The third are institutional customers sourced through hedge funds, institutional asset managers, and proprietary trading firms. For the nine months ended September 30, 2010, 50.4% of customer trading volume was generated from our direct customers, 37.3% was generated from introducing brokers and white label partners, and 12.4% was generated from our institutional customers. For the year ended December 31, 2009, 65.4% of customer trading volume was generated from our direct customers and 34.6% was generated from introducing brokers and white label partners.

For the nine months ended September 30, 2010, customer trading volume was $1,093.9 billion, retail trading revenue per million traded was $154.1, net deposits received from retail customers was $205.5 million and the number of traded retail accounts was 52,486. For the year ended December 31, 2009, the total dollar value traded by our customers, or customer trading volume, was $1.2 trillion, retail trading revenue per million traded was $123.0, net deposits received from retail customers was $257.1 million and the number of traded retail accounts was 52,755.

Revenue

We generate revenue primarily from trading revenue, commissions and interest income. Trading revenue is our largest source of revenue and is derived from gains, offset by losses, from our managed flow portfolio trading positions where we act as counterparty to our customers’ trades and our revenue resulting from the dealing spreads (the difference between the “bid” price and the “offer” price), on customer transactions relating to offset flow where we earn the difference between the retail price quoted to our customers and the wholesale price received from our wholesale forex trading partners. Any position we take is a result of acting as counterparty to our customers’ trades. We do not actively initiate market positions for our own account in anticipation of future movements in the relative prices of the products we offer. We refer to such positions as “proprietary directional market positions”. However, as a result of our hedging activities, we are likely to have open positions in various currencies. For the nine months ended September 30, 2010, a minimum of 90.9% of our average daily trading volume, on any given day, was either naturally hedged, where one of our customers executing a trade in a currency is offset by a trade taken by another customer, or hedged by us with a third-party financial institution.

For the nine months ended September 30, 2010, approximately 78.1% of our customer trading volume was directed into our managed flow portfolio, allowing us to keep part or all of the dealing spread, and resulting in daily mark-to-market gains or losses based on the performance of the managed flow portfolio. During the same period we offset 9.5% of transaction volume from customers by executing equal and offsetting trades with our wholesale forex trading partners. On these trades we earn the difference between the retail and wholesale spread while minimizing market risk. Regardless of the routing of their trades, our customers’ trading experience is identical with respect to trade execution. The remaining volume for the nine months ended September 30, 2010 of 12.4% was generated from our institutional customers. For the year ended December 31, 2009, 88.7% of our customer trade volume was directed into our managed flow portfolio and we immediately offset the remaining 11.3%. Trading revenue represented 99.7% of our total net revenue for the nine months ended September 30, 2010, and 100.0% of our total net revenue for the year ended December 31, 2009. We believe that our customer trading volumes are driven by ten main factors. Six of these factors are broad external factors outside of our control which impact general forex market trading, as well as our customer trading volumes, and include:

•	changes in the financial strength of market participants;

•	economic and political conditions;

•	trends in business and finance;

•	changes in the supply, demand and volume of foreign currency transactions; and

•	legislative changes; and regulatory changes.

Many of the above factors impact the volatility of foreign currency rates, which is in turn positively correlated with forex trading volume. In general, an increase in our customer trading volume results in an increase in our trading revenue derived from spread capture, and an increase in our strategic hedging activities. Our customer trading volume is also affected by four other factors which we believe differentiate us from our competitors:

•	the effectiveness of our sales activities;

•	the attractiveness of our superior website;

•	the effectiveness of our customer service team; and

•	the effectiveness of our marketing activities.

In order to increase customer trading volume, we focus our marketing and our customer service and education activities on attracting new customers, growing customer assets on deposit and increasing overall customer trading activity.

Trading revenue is recorded on a trade-date basis. Changes in net unrealized gains or losses are recorded under trading revenue on the Consolidated Statements of Income for a specified period of time. For the nine months ended September 30, 2010 and the year ended December 31, 2009, no single customer accounted for more than 3.0% of our trading volume for the period.

Other revenue is comprised of account management, transaction and performance fees related to customers who have assigned trading authority to GCAM, inactivity and training fees charged to customer accounts, revenue from GAIN GTX, our newly launched institutional offering, as well as other miscellaneous items. For the nine months ended September 30, 2010, other revenue was $1.9 million, which consisted of GAIN GTX revenue of $1.1 million and for the year ended December 31, 2009, other revenue was $2.1 million.

Net interest revenue consists primarily of the revenue generated by our cash and customer cash held by us at banks, money market funds and on deposit at our wholesale forex trading partners, less interest paid to customers on their net liquidating account value and interest expense on notes payable. A customer’s net liquidating account value equals cash on deposit plus the marking to market of open positions as of the measurement date. Our cash and customer cash is generally invested in money market funds which primarily invest in short-term U.S. government securities. Such deposits and investments earned interest at an average effective rate of approximately 0.1% for the nine months ended September 30, 2010, and 0.1% for the year ended December 31, 2009. Interest paid to customers varies among customer accounts primarily due to the net liquidating value of a customer account as well as interest promotions that may be available from time to time. Interest income and interest expense are recorded when earned and incurred. Net interest expense was $1.4 million for the nine months ended September 30, 2010, and $2.2 million for the year ended December 31, 2009.

Operating Expenses

Employee Compensation and Benefits

Employee compensation and benefits, includes salaries, bonuses, stock-based compensation, group insurance, contributions to benefit programs and other related employee costs. Compensation and benefits as a percentage of net revenue has increased from 19.7% for the year ended December 31, 2008 to 27.1% for the year ended December 31, 2009, primarily due to a decline in net revenue for the year ended December 31, 2009 from the prior year period. Compensation and benefits was 23.0% of net revenue for the nine months ended September 30, 2010 compared to the prior year period which was 26.0% of net revenue. The decrease in employee compensation and benefits as a percentage of revenue for the nine months ended September 30, 2010 compared to prior period is primarily due to an increase in net revenue for the nine months ended September 30, 2010. The revenue decline for the year ended December 31, 2009 is primarily due to overall economic conditions and our termination of services in China. Bonus costs, which are performance based and vary year to year, represented 21.8% of our employee compensation and benefits for the nine months ended September 30, 2010 compared to 18.1% for the year ended December 31, 2009, 26.4% for the year ended December 31, 2008 and 31.8% for the year ended December 31, 2007.

Selling and Marketing

Selling and marketing expense is primarily concentrated in online display and search engine advertising, and to a lesser extent print and television advertising. Our marketing strategy employs a combination of direct marketing and focused branding programs, with the goal of raising awareness of our retail forex trading Internet website, FOREX.com, and attracting customers in a cost-efficient manner. As part of our strategy to increase customer trading volume and attract new accounts, we have increased selling and marketing expense from $21.8 million for the year ended December 31, 2007 to $29.3 million for the year ended December 31, 2008 to $36.9 million for the year ended December 31, 2009. For the nine months ended September 30, 2010 selling and marketing expense was $28.2 million compared to $26.8 million for the nine months ended September 30, 2009, as we continue to invest in our global brand to increase trading volumes and customer deposits.

Trading Expense and Commissions

Trading expense and commissions consists primarily of compensation paid to our white label partners and introducing brokers. We generally provide white label partners with the platform, systems and back-office services necessary for them to offer forex trading services to their customers. We also establish relationships with introducing brokers that identify and direct potential forex trading customers to us. White label partners and introducing brokers generally handle marketing and the other expenses associated with attracting the customers they direct to us. Accordingly, we do not incur any incremental sales and marketing expense in connection with trading revenue generated by customers provided through our white label partners and introducing brokers. We do, however, pay a portion of the forex trading revenue generated by the customers of our white label partners and introducing brokers to our white label partners and introducing broker partners and record this payment under trading expense. These costs are largely variable and fluctuate according to the trading volume produced by the customers directed to us. During the nine months ended September 30, 2010, we generated approximately 37.3% of our trading volume through customers introduced to us by white label partners and introducing brokers and paid approximately $18.6 million in total trading expenses and commissions. The trading volume generated through customers introduced to us by white label partners and introducing brokers has increased significantly from the prior period ending September 30, 2009, resulting in the $8.2 million increase for the nine months ended September 30, 2010. During the year ended December 31, 2009, we generated approximately 34.6% of our trading volume through customers introduced to us by white label partners and introducing brokers and paid approximately $15.0 million in total trading expenses and commissions compared to the year ended December 31, 2008 when we generated approximately 32.7% of our trading volume through customers introduced to us by white label partners and introducing brokers and paid approximately $16.3 million in total trading expenses and commissions.

Other Expenses

Other expense categories separately disclosed in our results of operations include bank fees, depreciation and amortization, communications and data processing, occupancy and equipment, bad debt provision, professional fees and other miscellaneous expenses.

Change in Fair Value of Convertible Preferred Stock and Embedded Derivative

Our Convertible, Redeemable Preferred Stock Series A, Series B, Series C, Series D, and Series E contains a redemption feature which allows the holders of our preferred stock at any time on or after March 31, 2011, upon the written request of holders of at least a majority of the outstanding shares of preferred stock voting together as a single class, to require us to redeem all of the shares of preferred stock then outstanding. We have determined that this redemption feature effectively provides such holders with an embedded option derivative meeting the definition of an “embedded derivative” pursuant to FASB ASC 815, Derivatives and Hedging. Consequently, the embedded derivative must be bifurcated and accounted for separately. This redemption feature and related accounting treatment will no longer be required to be recognized upon conversion of our preferred stock in connection with our initial public offering. Historically, in accordance with FASB ASC 815, we have adjusted the carrying value of the embedded derivative to the fair value of our Company at each reporting date, based upon the Black-Scholes options pricing model, and reported the preferred stock embedded derivative liability on the Consolidated Statements of Financial Condition with change in fair value recorded in our Consolidated Statements of Operations and Comprehensive Income. This has impacted our net income but has not affected our cash flow generation or operating performance. This accounting treatment causes our earnings to fluctuate, but in our view does not reflect operating or future performance of our company. We further discuss the accounting for the embedded derivative in “— Critical Accounting Policies and Estimates — Fair Value of Derivative Liabilities”.

To reconcile between our net income/(loss) and adjusted net income, we use a financial measure not calculated in accordance with Generally Accepted Accounting Principles in the United States, or GAAP. Adjusted net income is a non-GAAP financial measure and represents our net income/(loss) excluding the change in fair value of the embedded derivative in our preferred stock. Because the embedded derivative in our preferred stock will no longer be applicable following conversion of our preferred stock in connection with this offering, there will be no further accounting adjustment required for change in fair value of the embedded derivative in our preferred stock following this offering. This non-GAAP financial measure has certain limitations in that it does not have a standardized meaning and, thus, our definition may be different from similar non-GAAP financial measures used by other companies and/or analysts and may differ from period to period. Thus, it may be more difficult to compare our financial performance to that of other companies.

				Nine Months
	Year Ended December 31,			Ended September 30,
	2007	2008	2009	2009	2010
	(in thousands unless otherwise stated)

Net (loss)/income applicable to GAIN Capital Holdings, Inc.	$(134,651)	$231,426	$27,994	$(20,519)	$(18,931)
Change in fair value of convertible, redeemable preferred stock embedded derivative	165,280	(181,782)	(1,687)	40,820	48,936

Adjusted net income	$30,629	$49,644	$26,307	$20,301	$30,005

Adjusted earnings per common share
Basic	$16.13	$38.56	$20.12	$15.54	$22.61

Diluted	$2.05	$3.31	$1.76	$1.36	$2.01

Net revenue	$119,338	$188,100	$153,319	$113,831	$148,148
Total expenses	232,374	(78,496)	113,090	122,942	149,289

(Loss)/income before income tax expense and equity in earnings of equity method investment	(113,036)	266,596	40,229	(9,111)	(1,141)
Change in fair value of convertible, redeemable preferred stock embedded derivative	165,280	(181,782)	(1,687)	40,820	48,936

Adjusted income before income tax expense and equity in earnings of equity method investment	$52,244	$84,814	$38,542	$31,709	$47,795

Income tax expense	$21,615	$34,977	$12,556	$11,423	$18,192

Adjusted effective tax rate	41.4%	41.2%	32.6%	36.0%	38.1%

We believe our reporting of adjusted net income and adjusted earnings per common share better assists investors in evaluating our operating performance. We also believe adjusted net income and adjusted earnings per common share give investors a presentation of our operating performance in prior periods that more accurately reflects how we will be reporting our operating performance in future periods. However, adjusted net income and adjusted earnings per common share are not a measure of financial performance under GAAP and such measures should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income/(loss) and earnings/(loss) per common share.

Write-off of Initial Public Offering Costs

In December 2008, we wrote off $1.9 million of legal, audit, tax, and other professional fees that were previously capitalized in anticipation of an initial public offering in 2008. As of December 31, 2009, we have capitalized $1.7 million in anticipation of our initial public offering in 2010.

Public Company Expense

As a public company we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and the other rules and regulations of the SEC, as well as the requirements of the Sarbanes-Oxley Act of 2002. We expect these rules and regulations to increase our legal, accounting, auditing and other financial compliance costs and to make some of our activities more time consuming and costly. As such, we expect to incur significant expenditures in the near term to expand our systems and hire and train personnel to assist us in complying with these requirements.

General Market and Economic Conditions

In the past three years, the global market and general economic conditions have experienced a significant downturn. In the United States, market and economic conditions remain challenged as credit remains contracted. U.S. equity markets were adversely impacted by lower corporate earnings, the challenging conditions in the credit markets and continued general uncertainty. In addition, U.S. economic activity was negatively impacted by declines in consumer spending, business investment and the downturn in the commercial and residential real estate markets. In Europe and Asia, market and economic conditions continued to be challenged by adverse economic developments. We believe that these conditions, together with deterioration in the overall economy and increased unemployment rates, impacted overall retail consumer spending, including the discretionary funds and trading patterns of our customer base during the year ended December 31, 2009. We believe that forex trading prices and volumes have been impacted by the volatility created across the global markets. Over the past twelve months (through September 30, 2010), we have experienced periods of low and high volatility in reaction to various market conditions. For example, the recent fiscal crisis in Greece and other European Union nations has resulted in elevated forex volatility levels across multiple markets, resulting in fluctuating prices and an increase in our customer trading activity during the period ended September 30, 2010. We are unable to predict the degree and duration of the impact of the current global market and general economic conditions on currency prices and on our business.

Results of Operations

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

The following table sets forth our Results of Operations for the nine months ended September 30, 2010 and nine months ended September 30, 2009.

	Nine Months		Nine Months
	Ended		Ended		Increase/
	September 30,	% of Net	September 30,	% of Net	(Decrease)
	2009	Revenue	2010	Revenue	Amount	%
	(dollars in thousands)

REVENUE:
Trading revenue	114,332	100.4%	147,667	99.7%	33,335	29.2%
Other revenue	1,119	0.1%	1,914	1.3%	795	7.1%

Total non-interest revenue	115,451	101.4%	149,581	101.0%	34,130	29.6%
Interest revenue	228	0.2%	243	0.2%	15	6.6%
Interest expense	(1,848)	(1.6)%	(1,676)	(1.1)%	172	(9.3)%

Total net interest revenue/(expense)	(1,620)	(1.4)%	(1,433)	(1.0)%	187	(11.5)%

Net revenue	113,831	100.0%	148,148	100.0%	34,317	30.1%

EXPENSES:
Employee compensation and benefits	29,621	26.0%	34,031	23.0%	4,410	14.9%
Selling and marketing	26,791	23.5%	28,192	19.0%	1,401	5.2%
Trading expenses and commissions	10,431	9.2%	18,601	12.6%	8,170	78.3%
Bank fees	3,415	3.0%	3,170	2.1%	(245)	(7.2)%
Depreciation and amortization	2,013	1.8%	2,568	1.7%	555	27.6%
Communications and data processing	1,950	1.7%	2,209	1.5%	259	13.3%
Occupancy and equipment	2,391	2.1%	2,963	2.0%	572	23.9%
Bad debt provision/(recovery)	593	0.5%	514	0.3%	(79)	(13.3)%
Professional fees	2,549	2.2%	2,623	1.8%	74	2.9%
Software expense	712	0.6%	1,431	1.0%	719	101.0%
Professional dues and memberships	565	0.5%	205	0.1%	(360)	(63.7)%
Change in fair value of convertible, redeemable preferred stock embedded derivative	40,820	35.9%	48,936	33.0%	8,116	19.9%
Other	1,091	1.0%	3,846	2.6%	2,755	252.5%

Total	122,942	108.0%	149,289	100.8%	26,347	21.4%

INCOME/(LOSS) BEFORE INCOME TAX EXPENSE AND EQUITY IN EARNINGS OF EQUITY METHOD INVESTMENT	(9,111)	(8.0)%	(1,141)	(0.8)%	7,970	(87.5)%
Income tax expense	11,423	10.0%	18,192	12.3%	6,769	59.3%
Equity in earnings of equity method investment	—	0.0%	—	0.0%	—	0.0%

NET INCOME/(LOSS)	(20,534)	(18.0)%	(19,333)	(13.0)%	1,201	(5.8)%

Net income/(loss) applicable to noncontrolling interest	(15)	(0.0)%	(402)	(0.3)%	(387)	2,580.0%

Net income/(loss) applicable to GAIN Capital Holdings, Inc.	(20,519)	(18.0)%	(18,931)	(12.8)%	1,588	(7.7)%

Overview

Our total net revenue increased $34.3 million, or 30.1%, to $148.1 million for the nine months ended September 30, 2010 compared to $113.8 million for the nine months ended September 30, 2009. Our total net loss decreased by $1.6 million to $18.9 million for the nine months ended September 30, 2010 compared to a net loss of $20.5 million for the nine months ended September 30, 2009. Our adjusted net income (a non-GAAP measure which excludes the impact of the embedded derivative liability) increased $9.7 million, or approximately 47.8%, to

$30.0 million for the nine months ended September 30, 2010 compared to $20.3 million for the nine months ended September 30, 2009. Our results for the nine months ended September 30, 2010 reflect the impact of the embedded derivative liability associated with our outstanding preferred stock and the following principal factors:

•	customer trading volume increased by $165.6 billion to $1,093.9 billion, or 17.8%;

•	retail trading revenue per million traded increased by $31.5 to $154.1, or 25.7%;

•	net deposits received from retail customers increased by $18.6 million to $205.5 million, or 10.0%; and

•	traded retail accounts increased from 43,565 to 52,486, or 20.5%.

Revenue

Our total net revenue increased $34.3 million, or 30.1%, to $148.1 million for the nine months ended September 30, 2010 compared to $113.8 million for the nine months ended September 30, 2009. Trading revenue increased $33.3 million to $147.7 million for the nine months ended September 30, 2010 compared to $114.3 million for the nine months ended September 30, 2009. The increase in trading revenue was primarily due to an increase in retail trading revenue per million for the nine months ended September 30, 2010 of $31.5, or 25.7%, to $154.1, compared to $122.6 for the nine months ended September 30, 2009. We believe our revenue growth was primarily the result of increased currency volatility in 2010 which increased our customer trading volumes and our trading revenue, our increased marketing efforts which resulted in increased enrollment in our registered practice trading accounts and increased the number of tradable accounts, and our continued international expansion, which resulted in increased customers and customer trading volume.

Retail trading revenue per million traded increased by $31.5, or 25.7%, to $154.1 and net deposits received from retail customers increased for the nine months ended September 30, 2010 by $18.6 million, or 10.0%, to $205.5 million compared to $186.9 million for the nine months ended September 30, 2009. We believe the increase in retail trading revenue per million traded was primarily due to increased currency volatility.

Our other revenue increased $0.8 million to $1.9 million for the nine months ended September 30, 2010 from $1.1 million for the nine months ended September 30, 2009.

Our net interest expense for the nine months ended September 30, 2010 decreased $0.2 million to $1.4 million compared to the nine months ended September 30, 2009 as the average effective interest rate earned on our deposits and investments remained consistent at approximately 0.1%.

Interest expense on notes payable has been reclassified to interest expense in the net interest revenue (expense) category on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Operating expenses

Our total expenses increased $26.4 million to $149.3 million for the nine months ended September 30, 2010, including a loss of $48.9 million relating to the change in fair value of our preferred stock embedded derivative, compared to $122.9 million, including expense of $40.8 million relating to the change in fair value of our preferred stock embedded derivative, for the nine months ended September 30, 2009. Other changes in our expenses were primarily due to a $4.4 million increase in employee compensation and benefits, a $8.2 million increase in trading expenses and commissions, a $1.4 million increase in selling and marketing expense, and a $2.8 million increase in other expenses. The remaining decrease was due to changes in each of our remaining expense categories with no individual category increasing or decreasing more than $0.8 million. We have estimated the fair market value of our preferred stock embedded derivative based principally on the results of a valuation model. The estimated fair value of the derivative embedded within our preferred stock is based on the value of our common stock. As our common stock price increases, the liability to settle the embedded derivative within our preferred stock increases, which results in a higher expense related to the embedded derivative. Conversely, as our common stock fair value decreases, the liability to settle the embedded derivative within our preferred stock decreases, resulting in a reversal of expense related to the embedded derivative. The change in total expenses therefore relates to the change in fair value of our preferred stock embedded derivative for the period.

Employee Compensation and Benefits

Employee compensation and benefits expenses increased $4.4 million, or 14.9%, to $34.0 million for the nine months ended September 30, 2010, from $29.6 million for the nine months ended September 30, 2009. Salaries and benefits (excluding bonus and stock compensation) increased $1.8 million primarily due to increases in salaries. Stock compensation expense increased $0.8 million due to grants distributed in 2010. Bonus expense increased $1.8 million primarily due to the increase in operating results of our business for the nine months ended September 30, 2010 as compared to September 30, 2009.

Selling and Marketing

Selling and marketing expenses increased $1.4 million, or 5.2%, to $28.2 million for the nine months ended September 30, 2010 from $26.8 million for the nine months ended September 30, 2009. Increased sales and marketing expenses were primarily due to increased online, search engine, consulting, print and television advertising. This is in connection with the continued strategy of growing our global brand.

Trading Expense and Commissions

Trading expenses and commissions increased $8.2 million to $18.6 million for the nine months ended September 30, 2010 compared to $10.4 million for the nine months ended September 30, 2009, primarily due to an increase in customer trading volume directed to us from our white label partners and introducing brokers of $97.3 billion to $407.7 billion for the nine months ended September 30, 2010, compared to $310.4 billion for the nine months ended September 30, 2009. This expense is largely variable and is directly associated with customer trading volume directed to us from our white label partners and introducing brokers.

Other Expenses

Other expense increased $2.8 million to $3.8 million for the nine months ended September 30, 2010 compared to $1.0 million for the nine months ended September 30, 2009, primarily due to increases in litigation, fines and penalties of $1.7 million and regulatory assessment fees of $0.7 million.

Bad Debt Expense

The Company’s bad debt provision decreased $0.1 million to $0.5 million for the nine months ended September 30, 2010.

Income Taxes

Income taxes increased $6.8 million to $18.2 million for the nine months ended September 30, 2010 from $11.4 million for the nine months ended September 30, 2009. Our effective tax rate was 1,594.97% for nine months ended September 30, 2010 and 125.4% for the nine months ended September 30, 2009. Our adjusted effective tax rate was 38.1% for the nine months ended September 30, 2010 compared to 36.0% for the nine months ended September 30, 2009. This non-GAAP financial measure has certain limitations in that it does not have a standardized meaning and, thus, our definition may be different from similar non-GAAP financial measures used by other companies and/or analysts and may differ from period to period. Thus, it may be more difficult to compare our financial performance to that of other companies. The difference between our effective tax rate and adjusted effective tax rate is due to the fact that our income tax expense is not affected by the change in fair value of our preferred stock embedded derivative from prior periods.

Year End Results

The following table sets forth our Results of Operations for the three years ended December 31, 2009

	Year Ended		Year Ended		Year Ended		Increase/(Decrease)
	December 31,	% of Net	December 31,	% of Net	December 31,	% of Net	2008 Over	2009 Over
	2007	Revenue	2008	Revenue	2009	Revenue	2007	2008
	(dollars in thousands)

REVENUE:
Trading revenue	$118,176	99.0%	$186,004	98.9%	$153,375	100.0%	57.4%	(17.5)%
Other revenue	437	0.4%	2,366	1.3%	2,108	1.4%	441.4%	(10.9)%

Total non-interest revenue	118,613	99.4%	188,370	100.1%	155,483	101.4%	58.8%	(28.4)%
Interest revenue	5,024	4.2%	3,635	1.9%	292	0.2%	(27.6)%	(92.0)%
Interest expense	(4,299)	(3.6)%	(3,905)	(2.1)%	(2,456)	(1.6)%	(9.2)%	(37.1)%

Total net interest revenue	725	0.6%	(270)	(0.1)%	(2,164)	(1.4)%	(137.2)%	701.5%

Net revenue	119,338	100.0%	188,100	100.0%	153,319	100.0%	57.6%	(18.5)%

EXPENSES:
Employee compensation and benefits	25,093	21.0%	37,024	19.7%	41,503	27.1%	47.5%	12.1%
Sellings and marketing	21,836	18.3%	29,312	15.6%	36,875	24.1%	34.2%	25.8%
Trading expenses and commissions	10,436	8.7%	16,310	8.7%	14,955	9.8%	56.3%	(8.3)%
Bank fees	2,316	1.9%	3,754	2.0%	4,466	2.9%	62.1%	19.0%
Depreciation and amortization	1,911	1.6%	2,496	1.3%	2,689	1.8%	30.6%	7.7%
Communications and data processing	1,659	1.4%	2,467	1.3%	2,676	1.7%	48.7%	8.5%
Occupancy and equipment	1,616	1.4%	2,419	1.3%	3,548	2.3%	49.7%	46.7%
Bad debt provision/(recovery)	1,164	1.0%	1,418	0.8%	760	0.5%	21.8%	(46.4)%
Professional fees	1,380	1.2%	3,104	1.7%	3,729	2.4%	124.9%	20.1%
Software expense	123	0.1%	888	0.5%	1,132	0.7%	622.0%	27.5%
Professional dues and memberships	187	0.2%	773	0.4%	698	0.5%	313.4%	(9.7)%
Write-off of deferred initial public offering costs	—	0.0%	1,897	1.0%	—	0.0%	0.0%	(100.0)%
Change in fair value of convertible preferred stock embedded derivative	165,280	138.5%	(181,782)	(96.6)%	(1,687)	(1.1)%	(210.0)%	(99.1)%
Other	(627)	(0.5)%	1,424	0.8%	1,746	1.1%	(327.1)%	22.6%

Total	$232,374	194.7%	$(78,496)	(41.7)%	$113,090	73.8%	(133.8)%	(244.1)%

INCOME/(LOSS) BEFORE INCOME TAX EXPENSE AND EQUITY IN EARNINGS OF EQUITY METHOD INVESTMENT	$(113,036)	(94.7)%	$266,596	141.7%	$40,229	26.2%	(335.9)%	(84.9)%
Income tax expense	21,615	18.1%	34,977	18.6%	12,556	8.2%	61.8%	(64.1)%
Equity in earnings of equity method investment	—	0.0%	(214)	(0.1)%	—	0.0%	0	(100.0)%

	Year Ended		Year Ended		Year Ended		Increase/(Decrease)
	December 31,	% of Net	December 31,	% of Net	December 31,	% of Net	2008 Over	2009 Over
	2007	Revenue	2008	Revenue	2009	Revenue	2007	2008
	(dollars in thousands)

NET INCOME/(LOSS)	(134,651)	(112.8)%	231,405	123.0%	27,673	18.0%	(271.9)%	(88.0)%

Net income/(loss) applicable to noncontrolling interest	—	0.0%	(21)	0.0%	(321)	(0.2)%	0.0%	1428.6%

Net income/(loss) applicable to GAIN Capital Holdings, Inc.	$(134,651)	(112.8)%	$231,426	123.0%	$27,994	18.3%	(271.9)%	(87.9)%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Overview

Our total net revenue decreased $34.8 million, or 18.5%, to $153.3 million for the year ended December 31, 2009, compared to $188.1 million for the year ended December 31, 2008. Our total net income decreased by $203.4 million to $28.0 million for the year ended December 31, 2009, compared to $231.4 million for the year ended December 31, 2008. Our adjusted net income (a non-GAAP measure which excludes the impact of the embedded derivative liability) decreased $23.3 million, or approximately 47.0%, to $26.3 million for the year ended December 31, 2009, compared to $49.6 million for the year ended December 31, 2008. Except where specifically stated, our results for the year ended December 31, 2009 reflect the termination of our trading services to customers residing in China as of December 31, 2008, the impact of the embedded derivative liability associated with our outstanding preferred stock and the following principal factors:

•	customer trading volume decreased by $251.9 billion to $1,246.7 billion, or 16.8% ($0.4 million of trading volume was attributable to customers residing in China for the year ended December 31, 2009 compared to $172.4 billion for the year ended December 31, 2008);

•	retail trading revenue per million traded decreased by $1.1 to $123.0, or 0.9%;

•	net deposits received from retail customers decreased by $20.2 million to net deposits of $257.1 million, or 7.3% ($1.4 million of withdrawals were attributable to customers residing in China for the year ended December 31, 2009 compared to $25.3 million of net deposits during the year ended December 31, 2008); and

•	traded retail accounts increased from 52,555 to 52,755 (seven traded retail accounts were attributable to customers residing in China for year ended December 31, 2009 compared to 11,647 traded retail accounts for the year ended December 31, 2008).

Revenue

Our total net revenue decreased $34.8 million, or 18.5%, to $153.3 million for the year ended December 31, 2009, compared to $188.1 million for the year ended December 31, 2008. Trading revenue decreased $32.6 million to $153.4 million for the year ended December 31, 2009, compared to $186.0 million for the year ended December 31, 2008. The decrease in trading revenue was primarily due to a decrease in customer trading volume for the year ended December 31, 2009 of $251.9 billion, or 16.8%, to $1,246.7 billion, compared to $1,498.6 billion for the year ended December 31, 2008. We believe our net revenue and trading revenue declines were primarily the result of our termination of our service offerings and trading services in China as of December 31, 2008 and global economic conditions. For the year ended December 31, 2009 net revenue associated with customers residing in China was immaterial compared to $24.4 million for the year ended December 31, 2008.

Retail trading revenue per million traded decreased by $1.1, or 0.9%, to $123.0 and net deposits received from customers decreased for the year ended December 31, 2009 by $20.2 million, or 7.3%, to $257.1 million compared to $277.3 million for the year ended December 31, 2008. We do not believe that our retail trading revenue per million traded results were materially impacted by our termination of our business with customers residing in China.

Our other revenue decreased $0.3 million to $2.1 million for the year ended December 31, 2009 from $2.4 million for the year ended December 31, 2008.

Our net interest expense increased $1.9 million to $2.2 million for the year ended December 31, 2009 compared to $0.3 million for the year ended December 31, 2008 due to a decrease in the average effective interest rate earned on our deposits and investments which was 0.1% for the year ended December 31, 2009 compared to 1.5% for the year ended December 31, 2008.

Interest expense on notes payable has been reclassified to interest expense in the net interest revenue (expense) category on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Operating Expenses

Our total expenses increased $191.6 million to a net expense of $113.1 million for the year ended December 31, 2009, including a gain of $1.7 million relating to the change in fair value of our preferred stock embedded derivative, compared to a net gain of $78.5 million, including a net gain of $181.8 million relating to the change in fair value of our preferred stock embedded derivative, for the year ended December 31, 2008. Other changes in our expenses were primarily due to a $4.5 million increase in employee compensation and benefits, a $7.6 million increase in selling and marketing, a $1.1 million increase in occupancy and equipment offset by a $1.9 million decrease in write-off of deferred public offering costs, and a $1.3 million decrease in trading expenses. The remaining increase of $0.6 million was due to changes in each of our remaining expense categories with no individual category increasing or decreasing more than $0.7 million. For the year ended December 31, 2009, there were no material direct expenses associated with our operations in China compared to $5.9 million for the year ended December 31, 2008.

Employee Compensation and Benefits

Employee compensation and benefits expenses increased $4.5 million, or 12.2%, to $41.5 million for the year ended December 31, 2009, from $37.0 million for the year ended December 31, 2008. Salaries and benefits (excluding bonus and stock compensation) increased $5.6 million primarily due to increases in head count from 319 at December 31, 2008 to 378 at December 31, 2009. The increase in the head count was required to support the overall growth in our business and continued international expansion. Stock compensation expense increased $1.1 million due to grants distributed in 2009. Bonus expense decreased $2.3 million primarily due to the decrease in operating results of our business for the year ended December 31, 2009 as compared to December 31, 2008. For the year ended December 31, 2009, there were no material direct employee compensation and benefits expenses associated with our operations in China compared to $1.4 million for the year ended December 31, 2008.

Selling and Marketing Expense

Selling and marketing expenses increased $7.6 million, or 26.0%, to $36.9 million for the year ended December 31, 2009 from $29.3 million for the year ended December 31, 2008. Increased sales and marketing expenses were primarily due to increased online, search engine, consulting, print and television advertising. For the year ended December 31, 2009, there were no direct selling and marketing expenses associated with our operations in China compared to $3.1 million for the year ended December 31, 2008.

Trading Expense and Commissions

Trading expenses and commissions decreased $1.3 million to $15.0 million for the year ended December 31, 2009 compared to $16.3 million for the year ended December 31, 2008, primarily due to an decrease in customer trading volume directed to us from our white label partners and introducing brokers of $58.0 billion to $431.4 billion for the year ended December 31, 2009, compared to $489.4 billion for the year ended December 31, 2008. This expense is largely variable and is directly associated with customer trading volume directed to us from our white label partners and introducing brokers. For the year ended December 31, 2009, there were no direct trading expenses and commissions from our operations in China compared to $0.7 million for the year ended December 31, 2008.

Other Expenses

Other expense increased $0.3 million to $1.7 million for the year ended December 31, 2009 compared to $1.4 million for the year ended December 31, 2008, primarily due to an increase on the loss on disposal of property and equipment of $0.3 million, an increase in litigation expenses of $0.2 million, and an increase in office supplies expense of $0.1 million. These increases were offset by a decrease in travel expenses of $0.3 million. These increased expenses were required to support the overall growth of our business.

Professional fee expense increased $0.6 million to $3.7 million for the year ended December 31, 2009 compared to $3.1 million for the year ended December 31, 2008 due to a $0.3 million increase in professional fees, $0.3 million in tax services, $0.9 million increase in consulting expense and $0.2 million increase in audit fees, offset by a decrease in legal expenses of $1.1 million. These increased expenses were required to support the overall growth of our business.

Bank fees increased $0.7 million to $4.5 million for the year ended December 31, 2009 from $3.8 million for the year ended December 31, 2008. Increased bank fees were primarily due to an increase in credit card processing fees as a result of an increase of $30.1 million in the total net deposits received from customers funded through the use of customer credit cards.

Communications and data processing expenses increased $0.2 million, occupancy and equipment expenses increased $1.1 million, and depreciation and amortization expense increased $0.2 million. These increased expenses were required to support the overall growth of our business.

The change in fair value of the preferred stock embedded derivative amounted to a gain of $1.7 million for the year ended December 31, 2009 compared to a gain of $181.8 million for the year ended December 31, 2008. We have determined that the convertible feature in our preferred stock meets the definition of an “embedded derivative” in accordance with FASB ASC 815. Based on the Black-Scholes options pricing model, the embedded derivative is recorded at fair value and reported in the preferred stock embedded derivative liability on the Consolidated Statements of Financial Condition with change in fair value recorded to our Consolidated Statements of Operations and Comprehensive Income (Loss).

Income Taxes

Income taxes decreased $22.4 million to $12.6 million for the year ended December 31, 2009 from $35.0 million for the year ended December 31, 2008. Our effective tax rate was 31.2% for year ended December 31, 2009 and 13.1% for the year ended December 31, 2008. Our adjusted effective tax rate was 32.6% for the year ended December 31, 2009 compared to 41.2% for the year ended December 31, 2008. This non-GAAP financial measure has certain limitations in that it does not have a standardized meaning and, thus, our definition may be different from similar non-GAAP financial measures used by other companies and/or analysts and may differ from period to period. Thus, it may be more difficult to compare our financial performance to that of other companies. For the year ended December 31, 2009, there was no income tax expense related to our operations in China compared to $7.5 million for the year ended December 31, 2008. The difference between our effective tax rate and adjusted effective tax rate is due to the fact that our income tax expense is not affected by the change in fair value of our preferred stock embedded derivative from prior periods.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Overview

Our total net revenue increased $68.8 million, or 57.6%, to $188.1 million for the year ended December 31, 2008, compared to $119.3 million for the year ended December 31, 2007. Our total net income increased by $366.1 million to $231.4 million for the year ended December 31, 2008, compared to a loss of $134.7 million for the year ended December 31, 2007. Our adjusted net income (a non-GAAP measure which excludes the impact of the embedded derivative liability) increased $19.0 million, or approximately 62.1%, to $49.6 million for the year ended December 31, 2008, compared to $30.6 million for the year ended December 31, 2007. Our results for the year ended December 31, 2008 reflect the impact of the embedded derivative liability associated with our outstanding preferred stock and the following principal factors:

•	customer trading volume increased by $824.0 billion to $1,498.6 billion, or 122.2% ($172.4 billion of trading volume was attributable to customers residing in China for the year ended December 31, 2008 compared to $103.4 million for the year ended December 31, 2007);

•	retail trading revenue per million traded decreased by $51.1 to $124.1, or 29.2%;

•	net deposits received from retail customers increased by $93.1 million to $277.3 million, or 50.5% ($25.3 million of net deposits received was attributable to customers residing in China for the year ended December 31, 2008 compared to $26.0 for the year ended December 31, 2007); and

•	traded retail accounts increased from 43,139 to 52,555, or 21.8% (11,647 traded retail accounts were attributable to customers residing in China for the year ended December 31, 2008).

Revenue

Our total net revenue increased $68.8 million, or 57.6%, to $188.1 million for the year ended December 31, 2008, compared to $119.3 million for the year ended December 31, 2007. Trading revenue increased $67.8 million to $186.0 million for the year ended December 31, 2008, compared to $118.2 million for the year ended December 31, 2007. The increase in trading revenue was primarily due to an increase in customer trading volume for the year ended December 31, 2008 of $824.0 billion, or 122.2%, to $1,498.6 billion, compared to $674.5 billion for the year ended December 31, 2007. In addition, traded retail accounts for the year ended December 31, 2008, increased by 9,416 to 52,555, or 21.8%. We believe our revenue growth was primarily the result of increased currency volatility in 2008 which increased our customer trading volumes and our trading revenue, our increased marketing efforts which resulted in increased enrollment in our registered practice trading accounts and increased the number of tradable accounts, and our continued international expansion, which resulted in increased customers and customer trading volume.

For the year ended December 31, 2008 net revenue associated with customers residing in China was $24.4 million, compared to $20.6 million for the year ended December 31, 2007. For the year ended December 31, 2008 customers residing in China represented $172.4 billion of our customer trading volume, $25.3 million of our net deposits and 11,647 of our traded retail accounts, compared to $103.4 billion of our customer trading volume, $26.0 million of our net deposits and 11,568 of our traded retail accounts for the year ended December 31, 2007.

Retail trading revenue per million traded decreased by $51.1, or 29.2%, to $124.1 and net deposits received from retail customers increased for the year ended December 31, 2008 by $93.1 million, or 50.5%, to $277.3 million compared to $184.2 million for the year ended December 31, 2007. We believe the decline in retail trading revenue per million traded was primarily due to the reduction in the wholesale forex pricing spreads that we receive from our wholesale forex trading partners and our reaction to increased market pressure on pricing among our competitors during the year ended December 31, 2008 compared to the year ended December 31, 2007. We believe that the reduction during 2008 in the wholesale forex pricing spreads that we receive from our wholesale forex trading partners was a result of increased competition among financial institutions that supply wholesale forex pricing and an increase in the demand from retail forex traders. As a result of this increased competition among wholesale forex trading partners and increased demand from retail forex traders, we believe tighter forex pricing spreads were offered industry wide. In order to remain competitive, we in turn offered tighter forex pricing spreads to our customers. We do not believe that our trading revenue per million traded results were materially impacted by our termination of our business with customers residing in China.

Our other revenue increased $2.0 million to $2.4 million for the year ended December 31, 2008 from $0.4 million for the year ended December 31, 2007. The increase was primarily due to a $1.3 million increase in trading commissions related to the introduction in 2008 of our Forex Pro trading program which allows selected customers to receive tighter spreads on trades in return for a commission fee paid to us. The additional $0.7 million increase was the result of customer inactivity fees received by us from customers who maintain accounts that have not executed a trade and have not maintained the required minimum account balance during the year ended December 31, 2008. The increase in customer inactivity fees is primarily due to our increased customer base.

Our net interest revenue decreased $1.0 million to interest expense of $0.3 million for the year ended December 31, 2008 compared to $0.7 million for the year ended December 31, 2007 due to a decrease in the average effective interest rate earned on our deposits and investments which was 1.5% for the year ended December 31, 2008 compared to 3.8% for the year ended December 31, 2007.

Certain balances have been reclassified to conform with the concepts of Regulation S-X, Rule 9.04. These include the reclassification of $3.7 million, $2.7 million, and $1.7 million for the year ended December 31, 2007, 2008 and 2009, respectively, from interest expense on notes payable to interest expense in the net interest revenue (expense) category on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Operating Expenses

Our total expenses decreased $310.9 million, or 133.8%, to a net gain of $78.5 million for the year ended December 31, 2008, including a gain of $181.8 million relating to the change in fair value of our preferred stock embedded derivative and a $1.9 million loss relating to the write-off of our deferred initial public offering costs, compared to $232.4 million, including $165.3 million relating to the change in fair value of our preferred stock embedded derivative, for the year ended December 31, 2007. Other changes in our expenses were primarily due to an $11.9 million increase in employee compensation and benefits, a $7.5 million increase in selling and marketing, a $5.9 million increase in trading expenses, a $2.1 million increase in other expense, $1.7 million increase in professional fees and a $1.4 million increase in bank fees. The remaining increase of $3.8 million was due to spending increases in each of our remaining expense categories with no individual category increasing more than $0.8 million. For the year ended December 31, 2008, our total direct expenses associated with our operations in China were $5.9 million compared to $4.8 million for the year ended December 31, 2007.

Employee Compensation and Benefits

Employee compensation and benefits expenses increased $11.9 million, or 47.5%, to $37.0 million for the year ended December 31, 2008, from $25.1 million for the year ended December 31, 2007. Salaries and benefits (excluding bonus and stock compensation) increased $7.3 million primarily due to increases in head count from 299 at December 31, 2007 to 319 at December 31, 2008. The increase in the head count was primarily in the marketing and sales functions and was required to support the overall growth in our business. Stock compensation expense increased $2.8 million due to increased grants distributed in 2008. Bonus expense increased $1.8 million primarily due to the favorable operating results of our business. For the year ended December 31, 2008, our total direct employee compensation and benefits expenses associated with our operations in China were $1.4 million compared to $0.7 million for the year ended December 31, 2007.

Selling and Marketing

Selling and marketing expenses increased $7.5 million, or 34.2%, to $29.3 million for the year ended December 31, 2008 from $21.8 million for the year ended December 31, 2007. Increased sales and marketing expenses were primarily due to increased online, search engine, consulting, print and television advertising. For the year ended December 31, 2008, our total direct selling and marketing expenses associated with our operations in China were $3.1 million compared to $2.5 million for the year ended December 31, 2007, an increase of $0.6 million, or approximately 24.3%.

Trading Expense and Commissions

Trading expenses and commissions increased $5.9 million to $16.3 million for the year ended December 31, 2008 compared to $10.4 million for the year ended December 31, 2007, primarily due to an increase in customer trading volume directed to us from our white label partners and introducing brokers of $261.6 billion to $489.4 billion for the year ended December 31, 2008, compared to $227.8 billion for the year ended December 31, 2007. This expense is largely variable and is directly associated with customer trading volume directed to us from our white label partners and introducing brokers. For the year ended December 31, 2008, our total direct trading expenses and commissions from our operations in China were $0.7 million compared to $1.0 million for the year ended December 31, 2007.

Other Expenses

Other expense increased $2.1 million to $1.5 million for the year ended December 31, 2008 compared to a gain of $0.6 million for the year ended December 31, 2007, primarily due to a $1.5 million recovery that was originally reserved in 2006 relating to the bankruptcy of one of our wholesale forex trading partners. We incurred $0.1 million in expense related to the closure of our China office. Software expense increased $0.8 million, professional dues and membership expense increased $0.6 million, and travel expense increased $0.2 million. These increased expenses were required to support the overall growth of our business. For the year ended December 31, 2008, our total other direct expense and commissions from our operations in China was $0.2 million compared to $0.2 million for the year ended December 31, 2007.

Professional fee expense increased $1.7 million to $3.1 million for the year ended December 31, 2008 compared to $1.4 million for the year ended December 31, 2007 due to a $1.0 million increase in legal expenses, $0.5 million increase in consulting expense and $0.2 million increase in audit fees. These increased expenses were required to support the overall growth of our business. For the years ended December 31, 2008 and 2007, we believe that total other direct expenses related to our operations in China were not material.

Bank fees increased $1.4 million to $3.8 million for the year ended December 31, 2008 from $2.3 million for the year ended December 31, 2007. Increased bank fees were primarily due to an increase in credit card processing fees as a result of an increase of $51.7 million in the total net deposits received from customers funded through the use of customer credit cards. For the years ended December 31, 2008 and 2007, we believe that our total direct bank fees related to our operations in China were not material.

Communications and data processing expenses increased $0.8 million, occupancy and equipment expenses increased $0.8 million, depreciation and amortization expense increased $0.6 million and bad debt provision increased $0.3 million. These increased expenses were required to support the overall growth of our business. For the year ended December 31, 2008, our total direct communications and data processing expenses from our operations in China were $0.1 million compared to $0.1 million for the year ended December 31, 2007.

In December 2008, we wrote off $1.9 million of legal, audit, tax, and other professional fees that were previously capitalized in anticipation of an initial public offering in 2008. The change in fair value of the preferred stock embedded derivative amounted to a gain of $181.8 million for the year ended December 31, 2008 compared to a loss of $165.3 million for the year ended December 31, 2007. We have determined that the convertible feature in our preferred stock meets the definition of an “embedded derivative” in accordance with FASB ASC 815. Based on the Black-Scholes options pricing model the embedded derivative is recorded at fair value and reported in the preferred stock embedded derivative liability on the Consolidated Statements of Financial Condition with change in fair value recorded to our Consolidated Statements of Operations and Comprehensive Income (Loss).

Income Taxes

Income taxes increased $13.4 million to $35.0 million for the year ended December 31, 2008 from $21.6 million for the year ended December 31, 2007. Our effective tax rate was 13.1% for year ended December 31, 2008 and 19.1% for the year ended December 31, 2007. Our adjusted effective tax rate was 41.2% for the year ended December 31, 2008 compared to 41.4% for the year ended December 31, 2007. This non-GAAP financial measure has certain limitations in that it does not have a standardized meaning and, thus, our definition may be different from similar non-GAAP financial measures used by other companies and/or analysts and may differ from period to period. Thus, it may be more difficult to compare our financial performance to that of other companies. For the year ended December 31, 2008, our income tax expense related to our operations in China was $7.5 million compared to $6.5 million for the year ended December 31, 2007. The difference between our effective tax rate and adjusted effective tax rate is due to the fact that our income tax expense is not affected by the change in fair value of our preferred stock embedded derivative from prior periods.

Quarterly Results of Operations for the Three-Month Periods Ended September 30, 2008 through September 30, 2010

The following table sets forth our unaudited quarterly Results of Operations for the three-month periods ended September 30, 2008 through September 30, 2010. The unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements, and, in the opinion of management, the statement of operations data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair statements of the results of operations for these periods. You should read this table in conjunction with our financial statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008(1)	2009	2009	2009	2009	2010	2010	2010
	(dollars in thousands)
	(unaudited)

REVENUE:
Trading revenue	$42,921	$56,673	$31,885	$45,208	$37,239	$39,043	$42,059	$54,459	$51,149
Other Revenue	1,226	383	710	257	152	989	446	730	738

Total non-interest revenue	44,147	57,056	32,595	45,465	37,391	40,032	42,505	55,189	51,887
Interest revenue	1,008	455	91	79	57	65	63	103	77
Interest expense	(999)	(747)	(631)	(614)	(603)	(608)	(599)	(585)	(492)

Total net interest revenue/(expense)	9	(292)	(540)	(535)	(546)	(543)	(536)	(482)	(415)

Net revenue	44,156	56,764	32,055	44,930	36,845	39,489	41,969	54,707	51,472

EXPENSES:
Employee compensation and benefits	10,026	9,571	9,350	10,232	10,038	11,883	11,218	11,379	11,434
Selling and marketing	6,474	7,337	8,539	9,407	8,845	10,084	9,863	8,940	9,389
Trading expenses and commissions	4,042	3,319	2,729	3,702	4,000	4,524	5,141	7,129	6,331
Bank fees	874	1,159	1,082	1,115	1,218	1,051	1,042	1,141	987
Depreciation and amortization	711	599	652	699	662	676	789	860	919
Communications and data processing	576	786	651	629	669	727	751	719	739
Occupancy and equipment	714	704	729	779	883	1,157	962	956	1,045
Bad debt provision/(recovery)	917	129	(167)	156	603	168	242	113	159
Professional fees	1,119	1,123	736	920	892	1,181	692	821	1,110
Software expense	283	347	284	250	177	421	426	600	405
Professional dues and memberships	237	207	181	207	177	133	67	70	68
Write-off of deferred initial public offering costs	—	1,897	—	—	—	—	—	—	—
Change in fair value of convertible preferred stock embedded derivative	(56,944)	(11,502)	4,303	57,654	(21,137)	(42,507)	(59,463)	(820)	109,219
Other	417	382	179	560	352	655	589	1,615	1,642

Total	$(30,554)	$16,058	$29,248	$86,310	$7,379	$(9,847)	$(27,681)	$33,523	$143,447

INCOME/(LOSS) BEFORE INCOME TAX EXPENSE AND EQUITY IN EARNINGS OF EQUITY METHOD INVESTMENT	$74,710	$40,706	$2,807	$(41,380)	$29,466	$49,336	$69,650	$21,184	$(91,975)
Income tax expense	8,167	10,935	2,948	7,198	1,277	1,133	4,090	7,389	6,713
Equity in earnings of equity method investment	(44)	(134)	—	—	—	—	—	—	—

Net income/(loss)	66,499	29,637	(141)	(48,578)	28,189	48,203	65,560	13,795	(98,688)

Net income/(loss) applicable to non-controlling Interest	—	(21)	(45)	34	(4)	(306)	(402)	—	—

Net income/(loss) applicable to GAIN Capital Holdings, Inc.	$66,499	$29,658	$(96)	$(48,612)	$28,193	$48,509	$65,962	$13,795	(98,688)

(1)	As of December 31, 2008, we terminated our service offerings to residents of China and ceased our trading operations located in that country.

Liquidity and Capital Resources

We have historically financed our liquidity and capital needs primarily through the use of funds generated from operations, the issuance of preferred stock and access to secured lines of credit for general corporate purposes. We plan to finance our future operating liquidity and regulatory capital needs from our operations. Following this offering, although we have no current plans to do so, we may issue equity or debt securities or enter into secured lines of credit from time to time. We expect that our capital expenditures for the next 12 months will be consistent with historical annual spend.

We primarily hold and invest our cash at various financial institutions and in various investments, including cash held at banks, deposits at our wholesale forex trading partners and money market funds which invest in short-term U.S. government securities. In general, we believe all of our investments and deposits are of high credit quality and we have more than adequate liquidity to conduct our businesses.

As a holding company, nearly all of our funds generated from operations are generated by our operating subsidiaries. Historically, we have accessed these funds through receipt of dividends from these subsidiaries. Some of our operating subsidiaries are subject to requirements of various regulatory bodies, including the CFTC and NFA in the United States, the Financial Services Authority in the United Kingdom, the Financial Services Agency in Japan, the Securities and Futures Commission in Hong Kong, the Australian Securities and Investments Commission, and the Cayman Islands Monetary Authority in the Cayman Islands, relating to liquidity and capital standards, which limit funds available for the payment of dividends to the holding company. As a result, we may be unable to access funds which are generated by our operating subsidiaries when we need them. In accordance with CFTC regulation 1.12 and NFA Financial Requirements Section 1, a 20.0% decrease in GAIN Capital Group, LLC’s net capital and a 30.0% decrease in excess net capital due to a planned equity withdrawal requires regulatory notification and/or approval.

The following table illustrates the minimum regulatory capital our subsidiaries were required to maintain as of September 30, 2010 and the actual amounts of capital that were maintained (amounts in millions):

	Minimum Regulatory	Capital Levels	Excess Net
Entity Name	Capital Requirements	Maintained	Capital

GAIN Capital Group, LLC	$25.84	$63.12	$37.28
GAIN Capital Securities, Inc.	$0.05	$0.42	$0.37
GAIN Capital-Forex.com U.K., Ltd.	$2.03	$18.33	$16.30
Forex.com Japan Co., Ltd.	$3.37	$8.71	$5.34
GAIN Capital Forex.com Australia Pty. Ltd.	$0.14	$0.73	$0.59
GAIN Capital-Forex.com Hong Kong, Ltd.	$0.39 *	$0.91	$0.52
GAIN Global Markets, Inc.	$0.10	$0.26	$0.16

*	Which reflects the higher of $0.39 million or the sum of 1.5% of its aggregate gross foreign currency position and 5.0% of its adjusted liabilities (as calculated in accordance with the Securities and Futures (Financial Resources) Rules (Cap. 571N)).

Our futures commission merchant and forex dealer subsidiary, GAIN Capital Group, LLC, is subject to the Commodity Futures Trading Commission Net Capital Rule (Rule 1.17) and NFA Financial Requirements Sections 11 and 12. Under applicable provisions of these rules, GAIN Capital Group, LLC is required to maintain adjusted net capital of $20.0 million plus 5.0% of the total payables to customers over $10.0 million, as these terms are defined under applicable rules. Net capital represents our current assets less total liabilities as defined by CFTC Rule 1.17. Our current assets consist primarily of cash and cash equivalents reported on our balance sheet as cash, receivables from brokers and money market funds which primarily invest in short-term U.S. government securities. Our total liabilities include payables to customers, accrued expenses, accounts payable, sales and marketing expense payable, introducing broker fees payable and other liabilities. From net capital we take certain percentage deductions against assets held based on factors required by the Commodity Exchange Act to calculate adjusted net capital. Our net capital and adjusted net capital changes from day to day. As of September 30, 2010, GAIN Capital

Group, LLC had net capital of approximately $96.1 million, adjusted net capital of $63.1 million and net capital requirements of $25.8 million. As of September 30, 2010, our excess net capital was $37.3 million. We believe that we currently have sufficient capital to satisfy these on-going minimum net capital requirements.

We are required to maintain cash on deposit with our wholesale forex trading partners in order to conduct our hedging activities. As of September 30, 2010, we posted $89.6 million in cash with wholesale forex trading partners, of which $18.2 million was required as collateral pursuant to our agreements for holding spot foreign exchange positions with such institutions, and the remaining $71.4 million represented available cash in excess of required collateral. As of September 30, 2010, total customer assets on deposit were $222.4 million. Total customer assets on deposit represent the net amount we may be obligated to pay if all of our customers were liquidated at that point in time.

We expect to incur increased costs as a result of having publicly traded common stock. Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with our independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the SEC and the New York Stock Exchange, or NYSE. We anticipate annual legal and financial compliance expenditures of approximately $3.0 million in connection with our having publicly traded common stock.

Credit Facility

We have a $52.5 million term loan and a $20.0 million revolving line of credit through a loan and security agreement with Silicon Valley Bank and JPMorgan Chase Bank. On June 16, 2010, the Company entered into a sixth loan modification agreement related to the term loan. The loan modification reduces the prime rate margin on the term loan from 0.75% to 0.5% and reduces the prime rate margin on the revolving credit line from 0.75% to 0% and amends the revolving line maturity date from June 17, 2010 to June 16, 2011. There was no amount due on the revolving credit line at September 30, 2010. The term loan is payable in 20 quarterly installments of principal and the payments commenced on October 1, 2007. Interest is paid monthly and is based upon the prime rate of interest plus 0.5%. Under the terms of the term loan, when the total funded debt drops below earnings before income tax expense, interest expense, and depreciation and amortization expense, or EBITDA, the interest rate will decline by 0.5%. The interest rate as of September 30, 2010 was 4.0%. The term loan is secured by certain of our assets, a pledge of our membership interests in our wholly-owned subsidiary GAIN Holdings, LLC and a guarantee by GAIN Holdings, LLC. The term loan maturity date is July 1, 2012. Interest for the revolving line of credit accrues at a floating per annum rate equal to the prime rate of interest plus 0.5%. The amount of availability under the revolving line of credit is determined by subtracting from $20.0 million the amount outstanding under the revolving line of credit. The revolving line of credit maturity date is June 16, 2011. We intend to renew the revolving line of credit upon maturity. As of September 30, 2010, we had $21.0 million outstanding under the term loan and no amounts were outstanding under the revolving line of credit. In accordance with the provisions of our term loan and revolving line of credit as outlined in the loan and security agreement and subsequent modifications, we are required to adhere to various financial, regulatory, operational and reporting covenants. As of September 30, 2010 and during the entire term of such loan, we were in compliance with such covenants.

Cash Flow

The following table sets forth a summary of our cash flow for the three years ended December 31, 2009, amounts in thousands:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010

Cash provided by operating activities	$77,774	$69,320	$62,127	$32,349	$55,088

Cash used for investing activities	(2,528)	(3,792)	(5,003)	(2,748)	(3,787)

Cash provided by/(used for) financing activities	(7,828)	12,062	(11,788)	(8,573)	(8,332)

Effect of exchange rate changes on cash and cash equivalents	—	(53)	757	479	(7,481)

Cash and cash equivalents	$98,894	176,431	$222,524	$197,938	$258,012

The primary drivers of our cash flow provided by operating activities are net deposits received from customers, amounts posted as collateral with wholesale forex trading partners, and amounts paid to fund the operations of our business.

Net deposits received from retail customers represent customer deposits less withdrawals for a given period. These amounts correlate to our customers’ ability to place additional trades, which potentially increases our trading volume, and include the impact of realized gains and losses on customer accounts. Net deposits received from retail customers increase when we receive initial deposits from new retail customers or additional deposits from existing retail customers. Net deposits received from retail customers decrease when a retail customer withdraws funds in partial or full. To some extent our net deposit activity is influenced by our customers trading positions as our customers may be required to post additional funds to maintain open positions or may choose to withdraw excess funds on open positions. We consider net deposits received from retail customers to be a key measurement as to the success of our growth strategies that we intend to implement to continue to grow our business.

Amounts posted as collateral with brokers are classified on our balance sheet as receivables from brokers and represent collateral as required by agreements with our wholesale forex trading partners for holding spot foreign exchange positions and cash posted with wholesale forex trading partners in excess of required collateral. We post cash with wholesale forex trading partners in excess of required collateral to accommodate for adverse currency price moves relative to our positions, which would raise our level of required collateral. We receive interest on amounts we have posted as collateral with wholesale forex trading partners. The amount of collateral required by our wholesale forex trading partners in the future will be commensurate with the amount of spot foreign exchange positions that are held on our behalf. The amount of cash posted with wholesale forex trading partners in excess of required collateral is discretionary and may increase or decrease in future periods as we determine the most efficient uses of our cash.

Our largest spending categories to support the operations of our business are employee compensation and benefits, selling and marketing, trading expenses and commissions, and income taxes. Employee compensation and benefits include salaries, bonuses, and other employee related costs. Selling and marketing expenses include online and search engine advertising, and print and television advertising. Trading expenses and commissions consist primarily of compensation paid to our white label partners and introducing brokers. Income taxes are variable based on our taxable income. Other cash expense categories include interest expense on notes payable, bank fees, communications and data processing, occupancy and equipment, professional fees, and other miscellaneous expenses. We believe our operating expenses will increase in future periods as required to support the overall growth of our business and to support the requirements associated with being a publicly traded company.

Unrealized gains and losses on cash positions revalued at prevailing foreign currency exchange rates are included in trading revenue but have no direct impact on cash flow from operations. Gains and losses become realized and impact cash flow from operations when customer transactions are liquidated. To some extent, however, our net deposit activity is influenced by unrealized gains and losses because our customers’ trading positions are impacted by unrealized gains and losses and our customers may be required to post additional funds to maintain open positions or may choose to withdraw excess funds on open positions.

In December 2008, we terminated our service offerings and trading services to residents of China. Management estimates that cash flow from operations related to our service offerings and trading services to residents of China was $6.0 million for the year ended December 31, 2008 and $10.1 million for the year ended December 31, 2007.

The embedded derivative is recorded at fair value and changes in the fair value are reflected in other expenses, but the change in fair value of preferred stock embedded derivative has no direct impact on cash flow from operations. The redemption feature enables the holder to elect a net cash settlement at date of redemption. Thus, there would be no effect on cash flow from operations until the redemption date.

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Cash provided by operating activities was $55.1 million for the nine months ended September 30, 2010, compared to $32.3 million for the nine months ended September 30, 2009. Net loss decreased $1.2 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. The primary reason for the increase in cash provided by operating activities was an $8.1 million increase in the change in fair value of the preferred stock embedded derivative, a $7.5 million increase in receivables from brokers, a $16.6 million increase in net taxes receivable and payable, offset by a $7.7 million increase in prepaid assets.

Cash used in investing activities was $3.8 million for the nine months ended September 30, 2010, compared to cash used in investing activities of $2.7 million for the nine months ended September 30, 2009. The increase in cash used in investing activities is primarily due to an increase of $0.6 million in spending on computers, software and the development of our trading platform and $0.5 million for the purchase of MG Financial LLC’s customer and marketing lists.

Cash used for financing activities was $8.3 million for the nine months ended September 30, 2010, compared to cash used for financing activities of $8.6 million for the nine months ended September 30, 2009. The decrease in cash used was primarily due to $0.7 million spend in 2009 related to our initial public offering offset by purchase of subsidiary shares from noncontrolling interest of $0.4 million.

Twelve Months Ended December 31, 2009 Compared to Twelve Months Ended December 31, 2008

Cash provided by operating activities was $62.1 million for the year ended December 31, 2009, compared to $69.3 million for the year ended December 31, 2008. Net income decreased $203.7 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to a $180.1 million decrease of the change in fair value of preferred stock embedded derivative. The primary reason for the decrease in cash provided by operating activities was a $48.7 million decrease in receivables from brokers, a $16.8 million decrease in net taxes receivable and payable, offset by a $67.8 million increase in amounts payable to customers, a $20.6 million net increase in investments, a $9.5 million increase in unrealized forex losses, and a $1.1 million increase in stock compensation expense.

Cash used in investing activities was $5.0 million for the year ended December 31, 2009, compared to $3.8 million for the year ended December 31, 2008. The increase in cash used in investing activities is primarily due to the acquisition of an additional 19% ownership interest in Fortune Capital Co., Ltd. (now known as Forex.com Japan Co., Ltd.) for $0.9 million, and an increase in capital expenditures of $1.4 million.

Cash used for financing activities was $11.8 million for the year ended December 31, 2009, compared to cash provided by financing activities of $12.1 million for the year ended December 31, 2008. The increase in cash used was primarily due to the net proceeds in 2008 from our Series E preferred stock offering of $116.8 million, offset by $94.2 million related to repurchase of common and preferred shares in 2008, with no comparable transactions in 2009.

Capital Expenditures

Capital expenditures were $4.1 million for the year ended December 31, 2009 compared to $2.7 million for the year ended December 31, 2008. Capital expenditures for the years ended December 31, 2009 and 2008 were primarily related to the development of our trading platforms, websites, and new corporate headquarters, which included furniture and technology infrastructure to support our facility.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Cash provided by operating activities was $69.3 million for the year ended December 31, 2008, compared to $77.8 million for the year ended December 31, 2007. Net income increased $366.1 million for the year ended December 31, 2008 compared to the year ended December 31, 2007 and was offset by a $347.1 million decrease of the change in fair value of preferred stock embedded derivative. The primary reason for the decrease in cash provided by operating activities was a $2.8 million increase in stock compensation expense which was offset by a $19.3 million decrease in amounts payable to customers, brokers, dealers, FCMs and other regulated entities and an $11.2 million decrease in net taxes receivable and payable.

Cash used in investing activities was $3.8 million for the year ended December 31, 2008, compared to $2.5 million for the year ended December 31, 2007. The increase in cash used in investing activities was primarily due to acquisition of and investment in Fortune Capital Co., Ltd. (now known as Forex.com Japan Co., Ltd.), GAIN Capital Securities, Inc. (doing business as GAIN Securities) and RCG GAIN Limited in 2008 of $1.1 million, net of cash acquired.

Cash provided by financing activities was $12.1 million for the year ended December 31, 2008, compared to cash used for financing activities of $7.8 million for the year ended December 31, 2007. The increase in cash provided was primarily due to the net proceeds from our Series E preferred stock offering of $116.8 million partially offset by net proceeds from and payments on notes payable of $32.9 million, the net impact of our repurchase of common and preferred stock associated with our Series E preferred stock offering of $94.2 million. In addition, we repurchased $30.0 million of common stock from our founder, Mark E. Galant, in 2007 with no comparable transaction in 2008. See “Certain Relationships and Related-Party Transactions — Transactions with Mark E. Galant.”

Capital Expenditures

Capital expenditures were $2.7 million for the years ended December 31, 2008 and 2007. Capital expenditures for the years ended December 31, 2008 and 2007 were primarily related to the development of our trading platforms, websites and associated infrastructure.

Summary Disclosures About Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual cash obligations and other commercial commitments at December 31, 2009:

	Payments Due by Period
		Less Than 1	1-3	3-5	More Than
Contractual Obligations	Total	Year	Years	Years	5 Years
	(in thousands)

Lease obligations	$17,316	$1,127	$2,156	$1,980	$12,053
Long term debt	28,875	10,500	18,375	—	—
Long term debt interest	1,444	893	551	—	—
Vendor obligations	2,755	2,117	638	—	—

Total	$50,390	$14,637	$21,720	$1,980	$12,053

Off-Balance Sheet Arrangements

At September 30, 2010, December 31, 2009 and 2008, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with GAAP applied on a consistent basis. The preparation of these financial statements requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. We evaluate these estimates and assumptions on an ongoing basis. We base our estimates on the information currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made; if different estimates reasonably could have been used; or if changes in the estimate that are reasonably likely to occur periodically could materially impact the financial statements. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included in this prospectus, we believe the following accounting policies to be critical to the estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

Foreign exchange contracts generally involve the exchange of two currencies at market rates on a specified date; spot contracts usually require the exchange of currencies to occur within two business days of the contract date. Customer transactions and related revenue and expenses are recorded on a trade-date basis.

Gains or losses are realized when customer transactions are liquidated. Unrealized gains or losses on cash positions revalued at prevailing foreign currency exchange rates (the difference between contract price and market price) at the date of the statement of financial condition are included in Receivables from brokers, Payables to customers and Payables to brokers, dealers, FCMs and other regulated entities on the Consolidated Statements of Financial Condition. Changes in net unrealized gains or losses are recorded in Trading revenue on the Consolidated Statements of Operations and Comprehensive Income.

We earn fees on customer-managed foreign exchange accounts. Fees are comprised of account management, transaction fees and performance fees, all payable monthly. We reported managed account fees of $93,418, with $17,174 from GAIN Capital Group, LLC and $76,244 from GCAM, LLC for the year ended December 31, 2007. We reported managed account fees of $26,097 in Other revenue for the year ended December 31, 2008, with $8,942 from GAIN Capital Group, LLC and $17,155 from GCAM, LLC. We reported managed account fees of $55,070 in Other revenue for the year ended December 31, 2009, with $11,693 from GAIN Capital Group, LLC and $43,376 from GCAM, LLC.

Allowance for Doubtful Accounts

We must make estimates of the uncollectibility of accounts receivable. The allowance for doubtful accounts, which is netted against other assets on our condensed consolidated statements of financial condition, totaled approximately $0.4 million at September 30, 2010 and $0.3 million at December 31, 2009. We record an increase in the allowance for doubtful accounts when the prospect of collecting a specific account balance becomes doubtful. Management specifically analyzes accounts receivable and historical bad debt experience when evaluating the adequacy of the allowance for doubtful accounts. Should any of these factors change, the estimates made by management will also change, which could affect the level of our future provision for doubtful accounts.

Specifically, if the financial condition of our customers were to deteriorate, affecting their ability to make payments, an additional provision for doubtful accounts may be required, and such provision may be material.

Income Taxes

GAIN Capital Holdings, Inc. prepares and files the income taxes due as the consolidated legal entity. We account for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification, or FASB ASC, 740-10, Income Taxes. Income tax expenses are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the consolidated financial statements and the income tax basis, using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period of enactment. We would routinely evaluate all deferred tax assets to determine the likelihood of their realization. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. We recorded a valuation allowance of $0.7 million as of December 31, 2009.

Effective December 2007, we use estimates in determining income tax positions under FASB ASC 740-10-25, Income Taxes. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment and is subject to audit by tax authorities in the ordinary course of business.

Although management believes that the judgments and estimates discussed in this prospectus are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. To the extent we are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement could require use of our cash and result in an increase in our effective income tax rate in the period of resolution.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360-10, Property, Plant and Equipment, we periodically evaluate the carrying value of long-lived assets when events and circumstances warrant such review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such an asset is separately identifiable and is less than the carrying value. In that event, a loss is recognized in the amount by which the carrying value exceeds the fair market value of the long-lived asset. We have identified no such impairment losses.

Goodwill and Intangible Assets

FASB ASC 350-30, General Intangibles, requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. If the assets are determined to have a finite life in the future, we will amortize the carrying value over the remaining useful life at that time. In accordance with FASB 350-30, our URLs (foreignexchange.com and forex.com) are indefinite life intangible assets and are, therefore, not amortized. We compare the recorded value of its indefinite life intangible assets to their fair value on an annual basis and whenever circumstances arise that indicates that an impairment may have occurred.

Accrued Compensation

We make significant estimates in determining our quarterly and annual accrued non-share based compensation. A significant portion of our employee incentive compensation programs are discretionary. Each quarter and year-end we determine the amount of discretionary cash bonus pools. We also review compensation throughout the year to determine how overall performance compares to management’s expectations. We take these and other factors, including historical performance and our performance relative to budget, into account in reviewing accrued discretionary cash compensation estimates quarterly and adjusting accrual rates as appropriate. Changes to these factors could cause a material increase or decrease in the amount of expense that we report in a particular period. Accrued compensation and benefits as of September 30, 2010 was $4.3 million.

Fair Value of Derivative Liabilities

FASB ASC 815-10, Derivatives and Hedging Activities, as amended, establishes accounting and reporting standards for derivative instruments. We have determined that the redemption feature contained in our preferred stock which allows the holders of our preferred stock at any time on or after March 31, 2011, upon the written request of at least a majority of the outstanding shares of preferred stock voting together as a single class, to require us to redeem all of the shares of preferred stock then outstanding, are considered derivative instruments which must be bifurcated and accounted for separately. The embedded derivative is recorded at fair value and changes in the fair value are reflected in earnings.

The redemption feature contained in our preferred stock enables the holder to elect a net cash settlement at date of redemption. This event is deemed to be outside of our control. These provisions require that these instruments be bifurcated such that the embedded conversion option is separated from the host contract, and accounted for as a derivative liability in accordance with FASB ASC 815-40-25, Contract in Entity’s Own Equity.

The embedded derivative is recorded at fair value and reported in convertible preferred stock embedded derivative on the Consolidated Statements of Financial Condition with change in fair value recorded in our Consolidated Statements of Operations and Comprehensive Income. The gain on the change in fair value of preferred stock embedded derivative amounted to $181.8 million at December 31, 2008, and the gain on the change in fair value of the preferred stock embedded derivative amounted to $1.7 million at December 31, 2009. As of December 31, 2009, the derivative liabilities had a fair value of $81.1 million, compared to a fair value of $82.8 million for the conversion as of December 31, 2008.

Share Based Payments

FASB ASC 718-10, Compensation — Stock Compensation, requires measurement of share based payment arrangements at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. The fair value of restricted stock units is determined based on the number of units granted and the grant date fair value of GAIN Capital Holding, Inc.’s common stock.

We measure the fair value of stock options on the date of grant using the Black-Scholes option pricing model which requires the use of several estimates, including:

•	The volatility of our stock price;

•	The expected life of the option;

•	Risk free interest rates; and

•	Expected dividend yield.

The use of different assumptions in the Black-Scholes pricing model would result in different amounts of stock-based compensation expense. Furthermore, if different assumptions are used in future periods, stock-based compensation expense could be materially impacted in the future.

The expected volatility was calculated based upon the volatility of public companies in similar industries or financial service companies. The average risk free rate is based upon the five year bond rate converted to a continuously compounded interest rate.

Recent Accounting Pronouncements

On June 30, 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB No. 162, or SFAS No. 168. SFAS 168 replaces SFAS 162 and establishes the Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements, as required by ASC 105 and GAAP. The Codification is effective for financial statements issued for interim and annual reporting period ending after September 15, 2009. The adoption of this pronouncement by the Company in the third quarter of 2009 did not have a material impact on the consolidated financial statements and references to both GAAP and the Codification are included in this filing.

In June 2009, the FASB issued ASC 810, Consolidation, or SFAS No. 167, Amendments to FASB Interpretation No. 46R. FASB ASC 815 amends FASB Interpretation No. 46, as revised, or FIN 46R, Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. SFAS No. 167 is effective January 1, 2010. The adoption of SFAS No. 167 by the Company in January 1, 2010 did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued FASB ASC 855, Subsequent Events. FASB ASC 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. FASB ASC 855 is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted FASB ASC 855 in the second quarter of 2009 and has included the required disclosures in the consolidated financial statements.

In April 2009, the FASB issued FASB ASC 820-10-65-4, or FSP SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP SFAS 157-4 provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. FSP SFAS 157-4 shall be effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of FSP SFAS No. 157-4 during the second quarter of 2009 did not have a material impact on the Company’s consolidated financial statements.

In October 2008, the FASB issued FASB ASC 820-10-65-2, or FSP SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP SFAS 157-3 clarifies the application of SFAS No. 157, Fair Value Measurements, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP SFAS 157-3 is effective upon issuance, including for prior periods for which financial statements have not been issued. The adoption of FSP SFAS No. 157-3 during the third quarter of 2008 did not have a material effect on the Company’s consolidated financial statements.

In April 2008, the FASB issued FASB ASC 350-30, or FSP SFAS 142-3, Determination of the Useful Life of Intangible Assets. FSP SFAS 142-3 removes the requirement of SFAS No. 142, Goodwill and Other Intangible Assets for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. FSP SFAS 142-3 replaces the previous useful-life assessment criteria with a requirement that an entity shall consider its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. The adoption of FSP SFAS No. 142-3 during 2008 did not have a material effect on the Company’s consolidated financial statements.

In March 2008, the FASB issued FASB ASC 815-10-65, Derivatives and Hedging, or SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk-related contingent features in derivative agreements. The Company adopted SFAS No. 161 in the first quarter of 2009 and has included the required disclosures in the consolidated financial statements.

On December 4, 2007, the FASB issued FASB ASC 810-10-65, or SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 clarifies that a noncontrolling or minority interest in a subsidiary is considered an ownership interest and accordingly, requires all entities to report such interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. SFAS No. 160 is required to be adopted prospectively, with the exception of certain presentation and disclosure requirements (e.g., reclassifying noncontrolling interests to appear in equity), which are required to be adopted retrospectively. The Company adopted SFAS No. 160 in the first quarter of 2009 and has included the noncontrolling interest in Forex.com Japan Co., Ltd. as equity in the consolidated financial statements.

In December 2007, the FASB issued SFAS ASC 805-10, or SFAS No. 141R, Business Combinations. SFAS 141R requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008. The Company adopted SFAS No. 141R during 2009 and will apply the guidance to future acquisitions.

In January 2010, the FASB issued Accounting Standards Update, or ASU, 2010-6, Improving Disclosures About Fair Value Measurements. ASU 2010-6 provides new disclosures and clarifications of existing disclosures and is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll-forward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted ASU 2010-6 during 2009 and has included the required disclosures in the Company’s consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of our assets denominated in foreign currencies as well as our earnings due to the translation of our balance sheet and income statement from local currencies to United States dollars. We currently have limited exposure to currency risk and as of September 30, 2010, 87.3% of our assets, 89.6% of our liabilities, 99.1% of our revenue, and 84.7% of our expenses were denominated in U.S. dollars. We currently do not take proprietary directional positions to mitigate our exposure to foreign currency exchange rates. However, as a result of our hedging activities, we are likely to have open positions in various currencies at any given time. For the nine months ended September 30, 2010, a minimum of 90.9% of our average daily trading volume, on any given day, was either naturally hedged, where one of our customers executing a trade in a currency is offset by a trade taken by another customer, or hedged by us with a third-party financial institution. As we implement our growth strategies, our exposure to foreign currency exchange rates may increase and we may consider entering into hedging transactions to mitigate our exposure to foreign currency exchange rates. These hedging transactions may not be successful.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will impact our financial statements. Our net interest revenue is directly affected by the spread between the short-term interest rates we pay our customers on their balances and the short-term interest rates we earn from re-investing their cash. These spreads can widen or narrow when interest rates change. In addition, a portion of our interest income relates to customer balances on which we do not pay interest and, therefore, is directly affected by the absolute level of short-term interest rates. As a result, a portion of our interest income will decline if interest rates fall, regardless of the interest rate spreads that effect the remaining portion of our interest income. Short-term interest rates are highly sensitive to factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. Our cash and customer cash held is held in cash and cash equivalents including: cash at banks, deposits at wholesale forex trading partners and in money market funds which invest in short-term U.S. government securities. The interest rates earned on these deposits and investments affects our interest revenue. In addition, the interest we pay on our notes payable is based on the prime rate plus interest of 0.75%. We estimate that as of September 30, 2010, an immediate 100 basis point increase in short-term interest rates would result in approximately $3.6 million more in annual pretax income.

Credit Risk

Credit risk relates to the possibility that we may suffer a loss from the failure of our customers or counterparties to meet their financial obligations at all or in a timely manner. Each customer is required to have minimum funds in their account for opening positions, which we refer to as the initial margin, and for maintaining positions, which we refer to as maintenance margin, depending on the currency pair being traded. Margin requirements are expressed as a percentage of the customer’s total position in that currency, and the customer’s total margin requirement is based on the aggregated margin requirement across all of the positions that a customer holds at any one moment in time. Each net position in a particular currency pair is margined separately. Accordingly, we do not net across different currency pairs, thereby producing a fairly conservative margin policy. Our systems automatically monitor each customer’s margin requirements in real time and we confirm that each of our customers has sufficient cash collateral in their account before we execute their trades. If at any point in time a customer’s trading position does not comply with the applicable margin requirement because our pre-determined liquidation thresholds have been exceeded, the position may be automatically partially or entirely liquidated in accordance with our margin policies and procedures documented in our customer agreement. If our policies or systems do not operate effectively, we are exposed to credit risk if a customer’s cash collateral may drop below the applicable margin requirement and create a negative equity situation. We are also exposed to potential credit risk arising from our exposure to counterparties with which we hedge and financial institutions with whom we deposit cash. By transacting with several of the largest financial institutions in the market, we have limited our exposure to any one institution. In the event that our access to one or more banks becomes limited, our ability to hedge may be impaired.

Market Risk-Management

We are exposed to market risk in connection with our market making activities. When acting as a market maker, we act as counterparty to our customers when consummating a trade. As a result, we are exposed to a degree of risk on each trade that the market price of our position will decline or the market will move against us. Accurate and efficient management of our risk exposure is a high priority and as such we have developed both proprietary automated and manual policies and procedures to manage our exposure. Our risk-management policies are established and reviewed regularly by the risk committee of our board of directors. These policies require quantitative analyses by currency pair, as well as assessment of a range of market inputs, including trade size, dealing rate, customer margin and market liquidity. Our risk-management procedures require our team of senior traders to monitor risk exposure on a continuous basis and update senior management both informally over the course of the trading day and formally through intraday and end of day reporting. These procedures require our senior traders to manage risk by closely monitoring our net exposure to any currency, as well as by allocating trade volume between our managed flow and offset flow portfolios. In addition, our chief dealer and his team of senior traders, assisted by our proprietary risk-management systems, determine which hedging strategies are appropriate in order to maximize revenue and minimize risk based on our risk-management policies. For the nine months ended September 30, 2010, a minimum of 90.9% of our average daily trading volume, on any given day, was either naturally hedged, where one of our customers executing a trade in a currency is offset by a trade taken by another customer, or hedged by us with a third party financial institution.

Cash Liquidity Risk

In normal conditions, our market making business of providing online forex trading and related services is self financing as we generate sufficient cash flows to pay our expenses as they become due. As a result, we generally do not face the risk that we will be unable to raise cash quickly enough to meet our payment obligations as they arise. Our cash flows, however, are influenced by customer trading volume, currency volatility and liquidity in foreign currencies pairs in which we have positions. These factors are directly impacted by domestic and international market and economic conditions that are beyond our control. In an effort to manage this risk, we have secured a substantial liquidity pool by establishing trading relationships with nine financial institutions. These relationships provide us with sufficient access to liquidity to allow us to consistently execute significant trades in varying market conditions at the notional amounts our customers desire by providing us with as much as 50:1 leverage on the notional amounts of our available collateral we have on deposit with such financial institutions. We generally maintain collateral on deposit, which includes our funds and our customers’ funds, with our wholesale forex trading partners ranging from $50.4 million to $88.8 million in the aggregate.

Additionally, we do not actively initiate proprietary positions in anticipation of future movements in the relative prices of currencies, referred to as proprietary directional market positions. However, as a result of our hedging activities, we are likely to have open positions in various currencies at any given time. Similarly, we do not take proprietary directional positions with respect to the future movements in the relative prices of CFDs and gold and silver spot markets. As a market maker, we stand ready to make simultaneous bids/offers for transactions in any of our 39 currency pairs, CFD contracts and gold and silver contracts. For the nine months ended September 30, 2010, a minimum of 90.9% of our average daily trading volume, on any given day, was either naturally hedged, where one of our customers executing a trade in a currency is offset by a trade taken by another customer, or hedged by us with a third-party financial institution. We treat trade requests from our customers in two distinct ways, we immediately hedge the trade through the execution of an equal and offsetting trade with our wholesale forex trading partners or we direct the trade into our managed flow portfolio. We believe the combination of our managed flow portfolio and immediately offset trades provides a certain level of protection from cash liquidity risk.

However, our forex market making operations require a commitment of capital and involve risks of losses due to the potential failure of our customers to perform their obligations under these transactions which heighten our exposure to cash liquidity risk. To reduce this risk, we have created a margin policy which allows customers to leverage their account balances by trading notional amounts that may be significantly larger than their cash balances. We mark our customers’ accounts to market each time a currency price in their portfolio changes. While our margin policy allows us to closely monitor each customer’s exposure and thereby reduces our exposure to cash liquidity risk, it does not guarantee our ability to eliminate negative customer account balances prior to an adverse currency price change.

Operational Risk

Our operations are subject to broad and various risks resulting from technological interruptions, failures, or capacity constraints in addition to risks involving human error or misconduct. Regarding technological risks, we are heavily dependent on the capacity and reliability of the computer and communications systems supporting our operations. We have established a program to monitor our computer systems, platforms and related technologies and to address issues that arise promptly. We have also established disaster recovery facilities in strategic locations to ensure that we can continue to operate with limited interruptions in the event that our primary systems are damaged. As with our technological systems, we have established policies and procedures designed to monitor and prevent both human errors, such as clerical mistakes and incorrectly placed trades, as well as human misconduct, such as unauthorized trading, fraud, and negligence. In addition we seek to mitigate the impact of any operational issues by maintaining insurance coverage for various contingencies.

Regulatory Capital Risk

Various domestic and foreign government bodies and self-regulatory organizations responsible for overseeing our business activities require that we maintain specified minimum levels of regulatory capital in our operating subsidiaries. If not properly monitored or adjusted, our regulatory capital levels could fall below the required minimum amounts set by our regulators, which could expose us to various sanctions ranging from fines and censure to imposing partial or complete restrictions on our ability to conduct business. To mitigate this risk, we continuously evaluate the levels of regulatory capital at each of our operating subsidiaries and adjust the amounts of regulatory capital in each operating subsidiary as necessary to ensure compliance with all regulatory capital requirements. These may increase or decrease as required by regulatory authorities from time to time. We also maintain excess regulatory capital to provide liquidity during periods of unusual or unforeseen market volatility, and we intend to continue to follow this policy. In addition, we monitor regulatory development regarding capital requirements and are prepared for increases in the required minimum levels of regulatory capital that may occur from time to time in the future.

Regulatory Risk

We operate in a highly regulated industry and are subject to the risk of sanctions from U.S., federal and state, and international authorities if we fail to comply adequately with regulatory requirements. Failure to comply with applicable regulations could result in financial, structural, and operational penalties. Our authority to conduct business could be suspended or revoked. In addition, efforts to comply with applicable regulations may increase our costs and, or limit our ability to pursue certain business opportunities. Federal and state regulations significantly limit the types of activities in which we may engage. U.S. and international legislative and regulatory authorities occasionally consider changing these regulations.

Legal Proceedings

As of September 30, 2010, we know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, executive officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest. From time to time, we may be subject to various claims, legal actions and regulatory proceedings arising in the ordinary course of business.

On June 30, 2010, the National Futures Association, or NFA, filed a complaint against GAIN Capital Group, LLC, our wholly-owned operating subsidiary, and Glenn H. Stevens, our president and chief executive officer, alleging, among other things, that certain aspects of our liquidation, trade execution and records maintenance, along with our review of our introducing brokers’ activities did not comply with applicable NFA rules and that, as a result, GAIN Capital Group, LLC and Mr. Stevens did not properly supervise operations. On October 27, 2010 we settled the matter with the NFA without admitting or denying the allegations. Pursuant to the settlement, the NFA made no findings with respect to allegations that Mr. Stevens’ supervision of operations was not compliant with certain NFA rules and standards. As part of the settlement that resulted in the NFA action being terminated, however, we agreed to pay a fine of approximately $0.5 million. We have also agreed to no longer use certain liquidation and trade execution processes. For those customers that were impacted by these liquidation and trade executions processes, we have also agreed to reimburse them within 30 days of the settlement. We have fully accrued these amounts as of September 30, 2010.

BUSINESS

Overview

We are an online provider of retail and institutional foreign exchange, or forex, trading and related services founded in 1999 by a group of experienced trading and technology professionals. We offer our customers 24-hour direct access to the global over-the-counter, or OTC, foreign exchange markets, where participants trade directly with one another rather than through a central exchange or clearinghouse. We also offer our retail customers located outside the United States access to other global markets on an OTC basis, including the spot gold and silver markets, as well as equity indices and commodities via instruments linked to the performance of the price of an underlying security or other products called “contracts-for-difference”, or CFDs. Our trading platforms provide a wide array of information and analytical tools that allow our customers to identify, analyze and execute their trading strategies efficiently and cost-effectively. We believe our proprietary technology, multilingual customer service professionals and effective educational programs provide a high degree of customer satisfaction and loyalty. Furthermore, our scalable and flexible technology infrastructure allows us to enhance our product service offerings to meet the rapidly changing needs of the marketplace.

Forex trading is one of the fastest-growing areas of retail trading in the financial services industry. In a forex trade, participants buy one currency and simultaneously sell another currency. We refer to the two currencies that make up a forex trade as a currency pair. The first currency noted in the pair is the base currency and the second is the counter currency. According to the 2010 Triennial Bank Survey from the Bank for International Settlements, or the BIS, average daily turnover in the global forex market in April 2010 was $4.0 trillion, an increase of approximately 20.0% from the $3.3 trillion reported by the BIS in April 2007. The BIS notes that the U.S. dollar is the most commonly traded currency, with approximately 85.0% of all forex trades involving the U.S. dollar. The forex market has emerged from its previous role as a currency hedge to become an investable asset class. Historically, access to the forex market was only available to commercial and investment banks, corporations, hedge funds and other large financial institutions. In the last decade, retail investors have gained increasing access to this market largely through the emergence of online retail forex providers like us. According to a 2010 analysis by the Aite Group, a financial services market research firm, global retail forex trading volumes have grown from average daily volumes of approximately $10.0 billion in 2001 to approximately $125.0 billion in 2009 representing a compound annual growth rate of 37.1%.

We have a geographically diverse customer base and currently service customers residing in more than 140 countries worldwide. For the year ended December 31, 2009, 49.7% of our customer base was located in the United States, representing approximately 54.5% of our total annual trading volume, while approximately 50.3% of our customer base was located outside of the United States, representing approximately 45.5% of our total annual trading volume. Our total annual customer trading volume, which is based on the U.S. dollar equivalent of notional amounts traded, grew from $231.9 billion in 2005 to $1.2 trillion in 2009, representing a compound annual growth rate of 50.8%. Our annual net revenue grew from $37.9 million in 2005 to $153.3 million in 2009, representing a compound annual growth rate of 41.8%. Our net income grew from $8.2 million in 2005 to $28.0 million in 2009, representing a compound annual growth rate of 35.9%. Our adjusted net income, a non-GAAP financial measure which represents our net income/(loss) excluding the change in fair value of the embedded derivative in our preferred stock, increased from $8.2 million in 2005 to $26.3 million in 2009, representing a compound annual growth rate of 33.8%.

Our forex trading activities are regulated in the United States by the Commodity Futures Trading Commission, or CFTC and, the National Futures Association, or NFA, in the United Kingdom by the Financial Services Authority, or U.K. FSA, in Japan by the Financial Services Agency, or Japan FSA, in Hong Kong by the Securities and Futures Commission, or SFC, and in Australia by the Australian Securities and Investments Commission, or ASIC. Our U.S. broker-dealer is regulated by the U.S. Securities and Exchange Commission, or SEC, and the Financial Industry Regulatory Authority, or FINRA. For the nine months ended September 30, 2010, approximately 69.9% of our trading volume was attributable to customers resident in a jurisdiction where we are regulated or where we deal with customers cross-border in a manner which does not require us to be regulated in that jurisdiction.

We use financial metrics, including tradable retail accounts and traded retail accounts, to measure our aggregate customer account activity. Tradable retail accounts represent retail customers who maintain cash balances with us that are sufficient to execute a trade in compliance with our policies. As of September 30, 2010 we had 70,618 tradable retail accounts compared to 47,374 as of September 30, 2009. We believe the number of tradable retail accounts is an important indicator of our ability to attract new retail customers that can potentially lead to trading volume and revenue in the future, however, it does not represent actual trades executed. We believe that the most relevant measurement which correlates to volume and revenue is the number of traded retail accounts, because this represents retail customers who executed a transaction with us during a particular period. During the nine months ended September 30, 2010, 52,486 traded retail accounts executed a forex transaction with us compared to 43,565 traded retail accounts for the nine months ended September 30, 2009, representing an increase of 20.5%.

Our customer base is comprised of self-directed retail traders, managed retail traders and institutional customers who utilize our online platforms and tools to trade forex and CFDs. For the nine months ended September 30, 2010, self-directed retail investors represented 79.0% of our customer trading volume. Managed accounts, which are accounts managed by authorized intermediaries trading on behalf of a retail account holder, represented 8.7% of our customer trading volume for the nine months ended September 30, 2010. Institutional customers represented 12.4% of our volume for the nine months ended September 30, 2010.

We seek to attract and support customers through direct, indirect and institutional channels. Our primary direct channel for our retail business is our Internet website, FOREX.com, which is available in English, traditional and simplified Chinese, Japanese, Russian and Arabic. It provides retail traders of all experience levels with full trading capabilities, along with extensive educational and support tools. Our indirect channel includes our relationships with retail financial services firms, such as broker-dealers, futures commission merchants, or FCMs, and retail banking institutions. These firms offer our trading services to their existing customers under their own brand in exchange for a revenue-sharing arrangement with us. We refer to these firms as our “white label partners”. We also have relationships with currency brokers who refer their customers to us for a fee. We refer to these firms as “introducing brokers”. Globally, we have relationships with more than 500 white label partners and introducing brokers who were active for the nine months ended September 30, 2010. Our institutional channel, which we launched in March 2010, sources our institutional customers, consisting of commercial and investment banks, hedge funds and other professional traders, through our direct sales team. Our total customer trading volume sourced through direct, indirect, and institutional channels was 50.4%, 37.3%, and 12.4%, respectively for the nine months ended September 30, 2010. For the year ended December 31, 2009, total customer trading volume sourced through direct and indirect channels was 65.4% and 34.6%, respectively.

The majority of our revenue is derived from our retail customers’ trading activity in our forex and CFD product offerings. We generally act as the counterparty to our retail customers’ trades and as an agent for trades conducted by our institutional customers. The counterparties to our institutional customers’ trades are third party financial institutions. We receive transaction fees for our institutional customers’ trades and the third-party financial institution who is counterparty to the transaction incurs the market risk. For our retail customer business, we have used our extensive experience in the global OTC markets and online trading to develop risk-management systems and procedures that allow us to manage market and credit risk in accordance with predefined exposure limits in real-time. A key component of our approach to managing risk is that we do not actively initiate market positions for our own account in anticipation of future movements in the relative prices of products we offer. We refer to such positions as “proprietary directional market positions”. Instead, we continuously evaluate market risk exposure, and actively hedge a portion of our customer transactions on a continuous basis. For the nine months ended September 30, 2010, a minimum 90.9% of our average daily trading volume, on any given day, was either naturally hedged, where one of our customers executing a trade in a currency is offset by a trade taken by another customer, or hedged by us with a third party financial institution. To facilitate our risk-management activities, we maintain levels of capital in excess of those currently required under applicable regulations. As of September 30, 2010, we maintained capital levels of $92.5 million, which represents approximately 2.9 times the capital we are required to hold.

We believe that we provide our customers with access to forex liquidity at competitive rates. We maintain relationships with three established global prime brokers, including Deutsche Bank AG, or Deutsche Bank, UBS

AG, or UBS, and The Royal Bank of Scotland plc, or RBS, as well as relationships with 13 additional wholesale forex trading partners and access to other trading platforms and other wholesale forex trading partners, which gives us access to over 25 potential liquidity providers. We believe these relationships gives us access to a pool of forex liquidity, which ensures that we are able to execute our customers’ trades in any of the 39 currency pairs or six CFD product offerings we offer and in the notional amount they request.

We believe that our approach to managing market and credit risk provides us with a diversified revenue stream that is governed by both risk-management and profit maximization principles.

Our principal executive offices are located in Bedminster, New Jersey. We operate our market making services out of our Bedminster, London and Tokyo offices and our sales and support services out of our Bedminster, New York City, Woodmere, London, Tokyo and Hong Kong offices. As of September 30, 2010, the following companies were our principal operating subsidiaries and intermediate holding companies:

Entity Name	Business/Services	Applicable Regulator

GAIN Capital Holdings, Inc.	Parent holding company	N/A
GCAM, LLC	Managed account forex trading services	N/A
GAIN Holdings, LLC	Holding company, U.S. operating entities	N/A
GAIN Capital Group, LLC	A registered FCM and RFED, engaging in forex trading services and precious metals spot trading services	CFTC and NFA
S.L. Bruce Financial Corporation	Holding company, U.S. broker-dealer	N/A
GAIN Capital Securities, Inc.	Registered U.S. broker-dealer	SEC and FINRA
Jia Shen Forex Technology, LLC	Technology support services	N/A
GAIN Capital Holdings International, LLC	Holding company, international operating entities	N/A
GAIN Global Markets, Inc.	Forex trading services and CFD trading services	Cayman Islands Monetary Authority (Cayman Islands)
Island Traders (Cayman), Limited	Forex trading services — corporate funds	N/A
GAIN Capital-Forex.com Hong Kong, Ltd.	Forex trading services and precious metals spot trading services	Hong Kong Securities and Futures Commission
Forex.com Japan Co., Ltd.	Forex trading services and precious metals spot trading	Japan Financial Services Agency
GAIN Capital Forex.com Australia Pty. Ltd.	Forex trading services and CFD trading services	Australian Securities and Investments Commission
GAIN Capital-Forex.com Singapore, Ltd.	Plan to register to provide forex trading services after we have successfully completed our initial public offering	Monetary Authority of Singapore
GAIN Capital-Forex.com U.K., Ltd.	Forex trading services and CFD trading service	U.K. Financial Services Authority

Market Opportunity

The retail forex market has grown rapidly over the past decade, with daily trading volumes growing at a compound annual growth rate of 37.1% from average daily volumes of approximately $10.0 billion in 2001 to approximately $125.0 billion in 2009 according to a 2010 analysis performed by the Aite Group.

Historically, participation in the forex trading market was only available to commercial and investment banks and other large institutional investors. We believe that the expansion of online forex trading firms, such as our company, has led to reduced trading costs and increased investor awareness of the forex market, resulting in greater retail participation. We believe that improved accessibility and convenience has spurred the growth of our industry, similar to the impact online equity brokers had on growth in the U.S. equities markets in the late 1990s.

Estimated Average Daily Trading Volume in Retail Forex

We believe retail forex trading is poised for continued, rapid growth as a result of the following trends:

•	increasing recognition of currency trading as an alternative investment and as a tool for portfolio diversification by retail traders, authorized traders and investment professionals globally;

•	improved access to the forex market, reduced transaction costs and more efficient execution;

•	increased availability of investor education relating to the forex market and trading opportunities;

•	expansion of marketing efforts by many leading firms in the forex industry;

•	increasing media coverage of the forex market; and

•	rising global broadband and wireless penetration.

Despite the strong growth of the retail forex market, online retail forex investors still represent a small fraction of total online investors. The Aite Group estimates that, as of July 2010, there were more than 100 million online retail investors globally, but only 1.25 million online retail investors who trade forex. Since retail forex is an asset class that can be traded 24 hours per day, five days a week, it is convenient for many online investors as they can trade at any time of the day.

Our Competitive Strengths

We believe that we have maintained and will continue to enhance our strong position in the retail forex market by leveraging the following competitive strengths:

Leading FOREX.com Brand Name and Strong Global Marketing Capability

We believe that we have developed FOREX.com into a leading brand in the online forex trading industry. For the nine months ended September 30, 2010, FOREX.com averaged approximately 1.7 million “unique” visitors per month (as measured by Google Analytics, a website statistics service which monitors our website over a specified period of time and then subtracts all repeat visits by each individual visitor over such period). We currently service customers from over 140 countries.

Our sales and marketing strategy leverages the strength of our FOREX.com brand name by employing a combination of direct marketing techniques and focused branding programs. Through our direct marketing efforts, in 2009 we generated approximately 0.8 million registered users of our demonstration retail trading accounts which simulate live trading on our proprietary platform, referred to as registered practice trading accounts, representing a compound annual growth rate of 41.4% from approximately 0.2 million registered practice trading account users in 2005. Complementing our direct marketing strategy, we have assembled a multilingual retail sales force that utilizes a highly interactive approach to convert registered retail practice trading accounts into retail tradable accounts and manage ongoing customer retention efforts.

We have successfully expanded the FOREX.com brand from one that was U.S.-based, to a brand used in multiple international markets. We currently market to retail traders in English, Japanese, Arabic, traditional and simplified Chinese, and Russian, and have global online and offline advertising campaigns that direct prospective customers to the FOREX.com website in each of our target markets.

We have grown our company internationally through an efficient business model that combines our centralized trading, middle- and back-office functions, which are located in the United States, with direct and indirect marketing techniques tailored for each local market. This approach is designed to achieve a consistent brand experience while minimizing overhead costs.

Superior Customer Experience and Service Focus

We offer current and prospective customers a high level of service and a wide range of customizable tools and resources to assist them in learning about trading forex and other asset classes and to prepare them for trading in the market. We offer comprehensive education and training programs, the majority of which are utilized by prospective customers, which have been internally developed and designed to accommodate a variety of experience levels and learning preferences, from self-study to fully instructional programs. We also employ a multilingual staff of trained, licensed customer service representatives located in the United States to handle customer inquiries via telephone, email and online chat seven days a week, with continuous 24-hour coverage beginning Sunday at 10:00 a.m. through Friday at 5:00 p.m. and on Saturday from 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

Consistent Execution Quality

We believe our customers choose us in part because of the consistent quality of our trade execution capabilities, which is comprised of three main aspects: pricing, certainty of execution and timing. We believe that our proprietary rate engine provides our customers with access to forex liquidity at competitive market rates. We are able to provide our customers with a high degree of certainty in the execution of their trades as a result of our relationships with three established global prime brokers, including Deutsche Bank, UBS, and RBS as well as relationships with 13 additional wholesale forex trading partners, and access to other trading platforms and other wholesale forex trading partners, which give us access to over 25 potential liquidity providers. We believe these relationships give us access to a pool of forex liquidity, which ensures that we are able to execute our customers’ trades in any of the 39 currency pairs or six CFD product offerings we offer and in the notional amount they request.

Proven Track Record of Innovation

We believe that our proprietary technology infrastructure provides us with significant competitive advantages and allows us to quickly adapt to meet the rapidly changing needs of the marketplace. As a result we have a long history of introducing new products, services and innovative tools for our customers. For example, over the past two years we have introduced the following products and services:

•	February 2009 — We introduced trading of gold and silver in the spot market.

•	August 2009 — For our customers located outside of the United States we introduced trading in oil CFDs, including “Brent Crude Oil” and “West Texas” CFDs.

•	September 2009 — We launched a new version of our active trader platform, FOREXTrader PRO, featuring an updated user interface designed to improve overall usability and deliver faster trade execution, enhanced charting tools and improved chart-based trading capabilities.

•	February 2010 — We introduced website trading into the FOREX.com offering, which provides streamlined trading, research and account management features in a secure, web-based environment. The availability of website trading complements our downloadable active trader platform, FOREXTrader PRO, and is an important part of our long-term strategy to attract a more diverse customer base, including novice traders who desire an easy-to-use trading experience that also includes education, research and customer support tools in a secure, customer-friendly website, and self-directed retail investors in the United States who are already accustomed to trading via the websites of their online brokerage firms.

•	February 2010 — We introduced a version of the FOREX.com website designed for smartphones and web-enabled mobile devices. This version provides customers and registered practice trading account users with secure account access to trade and manage their accounts from their mobile devices as well as access to quotes, charts, news and research and an extensive learning section featuring articles and video tutorials.

•	March 2010 — We launched GAIN GTX, our institutional electronic communications network, or ECN, for our institutional customers consisting of commercial and investment banks, hedge funds, institutional asset managers, corporate treasuries and proprietary trading firms. GAIN GTX allows our institutional customers to enter forex bids and offers or to buy or sell instantly at competitive prices from leading participating banks including forex dealers, clearing banks and prime brokers.

•	April 2010 — We launched a new Arabic language service under our FOREX.com U.K. division to service growing demand from retail traders in the Middle East.

•	June 2010 — We further expanded our product offering to include equity index CFDs. Equity index CFDs give our customers outside the United States access to trade popular global equity indices located in the United Kingdom, Germany, France and United States.

•	July 2010 — We launched a full-featured iPhone application that provides our customers and registered practice trading account users with mobile trading capabilities along with real-time news, charts, research and account information.

Extensive Risk-Management Experience and Capital Position in Excess of Current Regulatory Requirements

We have leveraged our management team’s extensive experience to develop proprietary risk-management systems and procedures that allow us to manage market and credit risk in accordance with predefined exposure limits in real time and maintain a conservative capital position while taking into account specific market events and market volatility. A key component of our approach to managing risk is that we do not actively initiate proprietary directional market positions in anticipation of future movements in the relative prices of the products we offer. Instead, we continuously evaluate market risk exposure and actively hedge customer transactions through our wholesale forex trading platform on a continuous basis. As a result of our hedging activities, we are likely to have open positions with various products we offer. For the nine months ended September 30, 2010, a minimum of 90.9% of our average daily trading volume, on any given day, was either naturally hedged, where one of our customers executing a trade in a currency was offset by a trade taken by another customer, or hedged by us with a third-party financial institution.

As part of our risk-management philosophy, we maintain capital levels in excess of those required under applicable regulations in multiple jurisdictions. We believe that our excess capital position in the United States compares favorably to that of many of our competitors that operate primarily in forex trading and positions us favorably for potential future increases of minimum capital requirements domestically and abroad. Additionally, we believe that our capital position enhances our access to foreign exchange liquidity, thereby improving our ability to provide customers with attractive pricing and facilitating our trading and hedging activities. In addition, our capital position allows us to provide capital to our affiliates as needed, to accommodate their business growth and meet potential increases of their minimum capital requirements.

As part of our risk-management philosophy, we maintain capital levels in excess of those required under applicable regulations in multiple jurisdictions. The following table illustrates the excess capital levels we maintained as of September 30, 2010 (amounts in millions).

	Minimum Regulatory	Capital Levels	Excess Net
Entity Name	Capital Requirements	Maintained	Capital

GAIN Capital Group, LLC	$25.84	$63.12	$37.28
GAIN Capital Securities, Inc.	$0.05	$0.42	$0.37
GAIN Capital-Forex.com U.K., Ltd.	$2.03	$18.33	$16.3
Forex.com Japan Co., Ltd.	$3.37	$8.71	$5.34
GAIN Capital Forex.com Australia Pty. Ltd.	$0.14	$0.73	$0.59
GAIN Capital-Forex.com Hong Kong, Ltd.	$0.39 *	$0.91	$0.52
GAIN Global Markets, Inc.	$0.10	$0.26	$0.16

*	Which reflects the higher of $0.39 million or the sum of 1.5% of its aggregate gross foreign currency position and 5.0% of its adjusted liabilities (as calculated in accordance with the Securities and Futures (Financial Resources) Rules (Cap.571N)).

We believe that our excess capital position in the United States, and our international operating subsidiaries, compares positively to that of many of our competitors that operate primarily in forex trading and positions us favorably for potential future increases of minimum capital requirements domestically and abroad. Additionally, we believe that our capital position enhances our access to foreign exchange liquidity, thereby improving our ability to provide customers with attractive pricing and facilitating our trading and hedging activities. In addition, our capital position allows us to provide capital to our affiliates as needed, to accommodate their business growth and meet potential increases in minimum capital requirements.

Global Distribution

We have achieved significant growth through the international expansion of our customer base, and we currently service customers residing in more than 140 countries worldwide. We have grown our business internationally through an efficient business model that combines centralized processes with brand localization. Through this model, we leverage our centralized U.S. trading, middle- and back-office functions with direct marketing techniques tailored for each local market. This approach is designed to achieve a consistent brand experience while minimizing overhead costs. In addition, our retail forex trading Internet website, FOREX.com, is available in English, traditional and simplified Chinese, Russian, Arabic and Japanese, and currently our customer support services are offered in fourteen languages, including English, French, Spanish, German, Polish, Russian, Japanese, Chinese (Mandarin and Cantonese), Korean, Moroccan, Portuguese, Hindi and Arabic. For the year ended December 31, 2009, customers in the United States represented approximately 54.5% of our total customer trading volume from customers residing outside of China and all other customers residing in other parts of the world represented approximately 45.5% of our total customer trading volume, with residents in no single country, other than the United States, representing customer trading volume in excess of 11.4%. For the nine months ended September 30, 2010, customers in the United States represented approximately 52.9% of our total customer trading volume and all other customers residing in other parts of the world represented approximately 47.1% of our total customer trading volume, with residents in no single country representing customer trading volume in excess of 7.6%.

Trading Volume

Experienced Management Team

Our senior management team is comprised of experienced executives with significant forex, financial services and financial technology expertise. In addition, our senior management team has extensive experience in many critical aspects of our business, including trading and risk-management, retail brokerage operations, compliance, application development and technology infrastructure. For example, prior to joining us in 2000, Glenn Stevens, our President and Chief Executive Officer had more than 15 years of forex and global markets experience including seven years as managing director and chief forex dealer at Merrill Lynch & Co., Inc., and Mr. O’Sullivan, our Chief Dealer, served for six years as director of the New York British Pound Sterling desk of Merrill Lynch & Co., Inc., prior to his joining us in 2000. We believe the experience of our senior management team, including more than 25 years of forex trading experience for our President and Chief Executive Officer and more than 20 years of forex trading experience for our Chief Dealer, has been integral to our historical success and will be critical to our successful expansion into new markets and products in the future.

Our Growth Strategies

We intend to pursue the following strategies to continue to grow our forex business and to continue to expand our product offerings to our customers:

Increase Penetration in Our Existing Markets

The Aite Group estimates that, as of July 2010 there were over 100 million retail online investors globally, but only 1.25 million online retail investors who traded forex. We plan to increase our presence in the U.S. market and other existing markets by continuing to focus on reaching the greatest number of prospective customers who may open registered practice trading accounts. We seek to accomplish this by employing a mixture of on- and off-line advertising, search engine marketing, email marketing, television and radio advertising, attendance at industry trade shows and strategic and public media relations. We intend to continue to focus on converting our registered practice trading accounts into traded retail accounts in order to grow our business and increase our market share. We believe we can most effectively generate registered practice trading accounts and convert them into traded retail accounts by continuing to tailor our marketing strategy to each customer type we target and by offering prospective customers training, educational tools and superior customer service.

Continue the International Expansion of Our Retail Customer Base

We intend to enhance our growth through the continued expansion of our international customer base into new markets and continue to penetrate existing international markets. We believe owning and operating FOREX.com, our leading Internet domain name, as well as our market-leading customer service enhances our ability to promote our advanced trading technology and tools, while also generally building awareness of the forex market among retail investors. In addition to leveraging the FOREX.com brand name globally, we intend to grow internationally by continuing to open offices in areas where a local presence is helpful to our growth efforts and by selectively pursuing strategic acquisitions. To successfully expand into other new international markets, we intend to employ a strategy that centralizes brand management, trading, middle- and back-office functions at our U.S. headquarters and tailors marketing sales and customer support to the local market. We operate in the United Kingdom where our regulatory passport rights allow us to operate in a number of European Economic Area jurisdictions, and we believe Europe is an expanding market we will continue to develop. We have expanded international offices and will continue to deploy resources and capital to meet the global requirements to service our customers. In 2006, we registered with the Cayman Islands Monetary Authority in the Cayman Islands. In 2008, we acquired RCG GAIN Limited (formerly a joint venture with Rosenthal Collins Group, now known as GAIN Capital-Forex.com U.K., Limited), in the United Kingdom, which is registered with the U.K. FSA, and a U.S. registered broker-dealer (now known as GAIN Capital Securities, Inc.), which is registered with the SEC and FINRA. Between 2008 and 2009, we acquired Fortune Capital Co. Ltd. (now known as Forex.com Japan Co., Ltd.), which maintains a registration with the Japan FSA, known as a Type I financial instruments business registration, and incorporated GAIN Capital-Forex.com Hong Kong, Ltd., which is registered with the SFC. In 2009, we incorporated GAIN Capital Forex.com Australia Pty. Ltd., which received regulatory approval from ASIC in March 2010.

Continue Growth of Our Institutional Forex Business

The institutional forex trading market is composed of commercial and investment banks, hedge funds, institutional asset managers, corporate treasuries and other professional traders that trade with each other predominantly through ECNs. We believe that we can continue to expand our institutional forex customer trading base by offering these institutions a superior technology product in the form of our GAIN GTX ECN trading platform. GAIN GTX was designed specifically for institutional investors and features advanced algorithmic trading capabilities, order management and routing tools and, we believe, a pool of forex liquidity from anonymous and disclosed, liquidity providers via our extensive network of wholesale forex trading partners.

Expand Our Product Offering

We intend to grow our business by offering our customers additional products complementary to our current product offerings. Approximately two-thirds of our existing customers have told us that they trade or have traded other financial products, such as equities, futures and options. As a result, we believe we have significant growth opportunities to cross-sell complementary products to these customers. Expanding our product offerings to include other financial products will enable our customers to execute diversified trading strategies across various products from a single, integrated trading platform. We believe our proprietary and scalable technology infrastructure, as well as our track record of introducing new products to our customers, will allow us to attract and satisfy our customers’ increased trading needs, which will in turn result in increased customer trading volume with us.

•	Forex Trading Products

We intend to expand our existing forex offerings by increasing the number of available currency pairs, as well as adding OTC currency options and a range of other currency-related investment products.

•	Contracts-For-Difference

We intend to build upon our existing CFD product offerings outside of the United States to support trading of other financial instruments and commodity products located in various jurisdictions, including Europe, Hong Kong and Australia. CFDs are instruments linked to the performance of the price of an underlying security and other products, including precious metals, energy products and other commodities, as well as stock indices and government bonds. Because CFDs are margin-based and are OTC-traded, we believe that we can effectively apply our market making and risk-management expertise to these financial instruments. However, these products are not permitted to be offered to U.S. residents and we, and our U.S. and non-U.S. subsidiaries, do not permit U.S. residents to trade CFDs.

•	Listed Exchange Products

Our status as a registered FCM provides us with the ability to offer a variety of exchange-traded products, including futures and options on futures contracts on equity and fixed-income indices, and commodities, to our customers. We also intend to expand the offerings of GAIN Securities to include advanced options trading, as well as fixed-income and other equities products.

Increase Our Partnerships with Other Financial Services Firms

We currently support more than a dozen major white label partnerships with major financial institutions, securities firms and registered broker-dealers, representing 37.3% of our trade volume for the nine months ended September 30, 2010. We intend to continue to develop relationships with white label partners and introducing brokers which provide us with additional channels to attract prospective customers whom we believe we could not otherwise efficiently solicit. These prospective customers include individuals who have demonstrated significant loyalty to their existing financial services firm as well as individuals in jurisdictions where we are not currently registered with the local regulator. In these circumstances, the partnership arrangements are more profitable for us, since the customers provided through these partnerships generate trading revenue for us but generally do not require us to incur any incremental direct marketing or regulatory compliance expenses. White label partners and introducing broker relationships who were first active in the nine months ended September 30, 2010 represented 9.0% of our total trading volume.

Pursue Strategic Acquisitions and Alliances to Expand Our Product and Service Offerings and Geographic Reach

We intend to continue to selectively pursue attractive acquisition and alliance opportunities. In the past, we have successfully expanded the breadth of our product and service offerings by acquiring companies with complementary products and services, such as our acquisitions of RCG GAIN Limited (now known as GAIN Capital-Forex.com U.K., Ltd.), Fortune Capital Co. Ltd. (now known as Forex.com Japan Co., Ltd.) and, a U.S. registered broker-dealer of equity securities (now known as GAIN Capital Securities, Inc.). More recently, we acquired assets of MG Financial LLC, a forex trading firm, on September 14, 2010 and on October 5, 2010, we entered into an asset purchase agreement, as amended, with Capital Market Services, LLC, or CMS, and affiliated entities, to acquire the retail forex trading accounts of this forex trading firm. Pursuant to the terms of the asset purchase agreement, as amended, we paid CMS an aggregate purchase price equal to 25% of the customer assets transferred to us by CMS, or approximately $7.99 million, plus a revenue share equal to 15% of net revenues recognized by us which is directly attributable from transferred customers during the 18 month period following transfer. Additionally, we will consider acquisitions and alliances in key geographic markets to establish or increase our presence and accelerate our growth. Following this offering, we believe we will have the ability to use our common stock as an additional currency with which to pursue future acquisitions.

Capture Additional Market Share as a Result of Increased Regulatory Requirements.

Regulators in the United States and other jurisdictions have established, and continue to establish, a series of new regulations that impact retail forex brokers, including substantial increases in minimum required regulatory capital, increased oversight of third-party introducing brokers and regulations regarding the execution of trades. While complying with these regulations may increase our operational costs, we believe that these regulations have given retail investors more confidence in retail forex as an asset class and in retail forex firms that are able to comply with them. We believe that these regulations have reduced the number of firms offering retail forex services, even as the number of retail forex customers and the retail forex trade volume has grown. As the retail forex industry consolidates, scale and ability to comply with regulation will become increasingly important for retail forex brokers, presenting opportunities to larger firms, such as us, that can meet the more stringent regulatory requirements.

Trading Platforms and Tools

Our trading platforms provides traders of all experience levels a full-service trading capability along with extensive educational and support tools.

FOREXTrader PRO

FOREXTrader PRO, our downloadable, Windows-based trading platform, is designed to provide our retail customers with split-second trade execution, real-time position and account information, advanced order management features, including advanced order types that allow customers to automate their individual trading strategies, and comprehensive analytical and decision support tools, including charting, real-time news feeds and market research.

Website Trading

In 2010, we introduced website trading to FOREX.com, which provides our retail customers with streamlined trading, research and account management features in a secure, web-based environment. The availability of web-based trading complements our downloadable active trader platform, FOREXTrader PRO, which is designed for more active, experienced traders. We believe website trading is an important part of our long-term strategy to attract a more diverse customer base, including novice traders who desire easy-to-use trading tools and education, research and customer support features in a customer-friendly website, as well as self-directed retail investors in the United States who are already accustomed to trading via the websites of their online brokerage firms.

Mobile Trading

We also offer our retail customers a version of our FOREX.com website designed for smartphones and other web-enabled mobile devices, including the iPhone/iPad, BlackBerry and Android-based mobile devices. This version provides customers and registered practice trading account users with secure account access to trade and manage their accounts as well as access to quotes, charts, news and research and an extensive learning section featuring articles and video tutorials. We offer a specifically designed iPhone application, providing our customers and registered practice trading account users full trading capabilities, along with news, charts, research and account information. We also offer a WAP-based mobile trading solution for older web-enabled mobile devices, which allows customers and registered practice trading account users to view rates, place trades and manage positions.

Third-Party Tools

To meet the needs of a growing customer segment interested in automated trading solutions, in 2007 we licensed a third-party turn-key trading platform, MetaTrader, provided by MetaQuotes Software Corp. Although we do not own the source code, the MetaTrader platform utilizes our proprietary trading platform infrastructure and benefits from our investment in our offsite environmentally controlled, secure facilities housing our hardware and network connections.

To support our trading platforms, in 2004 we entered into an agreement with eSignal, a division of Interactive Data Corporation, to license, disseminate and display eSignal FOREX Charts a technical charting tool. Our agreement with eSignal enables us to provide a charting package that includes real-time market data and technical analysis. The agreement was for a one-year term and continues to automatically renew for one-year periods, unless either party terminates the agreement by providing 60 days’ notice.

We have also entered into a Sales Lead Agreement in 2006 with Trading Central, which allows us to distribute investment research and technical analysis, which has been prepared by Trading Central, on a nonexclusive basis to our customers. The research reports created by Trading Central present information regarding anticipated market action and are helpful decision-making tools that customers may use to formulate trading strategies.

In addition to providing our customers with extensive tools to enhance their trading experience, our trading platform provides us with integrated functionality that allows us to manage our business through real-time credit monitoring, instantaneous position management, automated risk-management tools and forward-looking order management. This technology allows us to streamline our trading management operations and improve our overall productivity and profitability.

The following table identifies our key technology tools and their functionality:

Tool Name:	Functionality:

FOREXTrader PRO	Our flagship trading platform for active traders, featuring a highly intuitive user interface, advanced customization features and a full suite of professional trading tools.
Website trading	A comprehensive web-based environment featuring easy-to-use trading tools, a robust learning center and seamless integration of market information, trading functionality and account management tools.
Mobile Trading	Our fully functional mobile trading platform that provides real-time rates, market information and trading capabilities.
MetaTrader	Third-party trading application that features robust charting and technical analysis tools along with trade automation capabilities.
CST	Our proprietary web-based customer relationship management tool providing support staff with detailed account and trade information, as well as a full audit trail of support-related customer interactions.
eMAC	Our proprietary web-based tool used by authorized traders to manage pooled customer funds and track trading performance; handles all customer administration functions and reporting.

We have invested in excess of $7.4 million since beginning commercial operations in the development and support of our software, and we continue to develop all of our software in-house. We believe that owning and developing our trading technology has and will continue to provide us with a significant competitive advantage because we have the ability to adapt quickly to our customers’ changing needs and rapidly incorporate new products into our trading platforms.

Our Customers

Our customer base consists primarily of self-directed retail traders but also includes managed accounts. Our customers come to us through either a direct or an indirect channel. The percentages in the table below reflect customer trading volume for the nine months ended September 30, 2010.

Self-Directed Traders

Self-directed retail forex traders constitute the majority of our customer base. For the nine months ended September 30, 2010, self-directed customers represented approximately 79.0% of our customer trading volume. We believe that our leading industry reputation, advanced trading technology and high level of customer service are the key selling points for these customers. To meet the needs of our customers, we tailor our products and services to the experience level of the individual customer. Our products and services include personal account reviews, free access to decision support tools (such as news, charting and research) and customer support via phone, email and online chat.

Managed Accounts

Managed account customers have engaged an intermediary to make trading decisions on their behalf. These intermediaries include authorized traders consisting of money managers, investment firms that trade a significant amount of aggregated customer funds, and individuals, such as ex-currency traders, that trade for a small number of customer accounts. We provide those authorized traders with our trading and execution services, as well as a full suite of back-office tools and services specifically targeted at entities that manage funds on behalf of multiple customers. Our back-office services include accounting and administrative tools and services to help these authorized traders reduce administrative costs. Our customizable suite of services include automated trade allocation, online reporting, end-of-month statements and commission reporting, as well as online account access. For the nine months ended September 30, 2010, authorized traders collectively represented approximately 8.7% of our customer trading volume.

Institutional Customers

Institutional customers include hedge funds, institutional asset managers, corporate treasuries and proprietary trading firms. For the nine months ended September 30, 2010, institutional customers represented approximately 12.4% of our customer trading volume. The GTX ECN platform provides buy-side customers a fully anonymous trading environment that offers transparent direct market access and trade execution capabilities. This allows the buy-side customers to enter bids and offers or buy or sell instantly on competitive prices from leading participating banks including forex dealers, clearing banks and prime brokers.

Our Channel Partners

White Label Partners

White label partners are firms that have not developed their own forex trading capabilities and have entered into an arrangement with us whereby we provide all of the front- and back-office services necessary for them to provide forex trading on their platforms under their own brands. There are significant benefits in sourcing new customer volume through these partnerships. For regulatory purposes, the white label partner’s customers that engage in forex trading are deemed to remain customers of the white label partner, rather than becoming our customers. Accordingly, we generally seek to enter into arrangements with white label partners to expand into new markets where we have not obtained the regulatory authorizations necessary to provide forex trading services directly to customers. These arrangements allow us to enter into new markets through the white label partner quickly and without the cost of becoming regulated in such markets. Our relationships with white label partners also allow us to reduce our direct-marketing expenses, since we do not incur any such costs in connection with soliciting the customers directed to us by our white label partners. We compensate our white label partners based on the forex trading volume generated by their customers, generally paying a specified commission. Our white label partner arrangements contain general termination provisions, including termination by us at any time upon reasonable notice and termination by either party in the event of a material breach by the other party that is not remedied within thirty days of notice of such breach.

Our white label partners typically fall into two categories:

•	Traditional financial services firms, such as banks or other financial institutions seeking to provide an online forex trading platform quickly and cost-effectively; or

•	Established online brokers, which are registered broker-dealers, FCMs or other online brokerage firms seeking to expand the number of financial products they offer to their customers.

Since our white label partners adopt the capabilities of our system as “their own”, we provide a customized trading platform branded with each white label partner’s company name and logo, which is a crucial selling point in white label partner relationships. White label partners typically establish their own fee structure through commissions or markups to the “bid” price and “offer” price, or dealing spreads, we offer. For example, we have previously determined that the provincial laws of British Columbia, Canada, would require us to register as a dealer to offer our trading services directly, so we have conducted our business in British Columbia through Questrade, Inc., a registered investment dealer in Canada, since August 2005. Pursuant to an Access Agreement that we entered into with Questrade in December 2004, Questrade provides its clients with access to our forex trading services through Questrade’s software. Our agreement was for a one-year term but automatically renews each year unless either party terminates the agreement by providing 60 days’ notice. In addition, pursuant to the agreement, we may not enter into any arrangements similar to the Access Agreement with any other Canadian brokerage firm.

We currently support our trading platform through white label partner arrangements in English, traditional and simplified Chinese, Russian, Arabic and Japanese. We provide our white label partners with online access to real-time customer trading volume information and revenue accrual, as well as support through a dedicated partner services team.

Introducing Brokers

We work selectively with introducing brokers that direct customers to us who are interested in forex trading services. We work with a variety of different types of introducing brokers, ranging from small, specialized firms which specifically identify and solicit customers interested in forex trading, to larger, more established financial services firms which seek to enhance their customer base by offering a broader array of financial products. Once the introducing broker’s customer becomes our customer, we generally pay the introducing broker a commission based on their referred customer’s trading volume. To attract introducing brokers, we manage all of their back-office functions related to forex trading customers they refer to us and provide them with online access to real-time customer trading volume information and revenue accrual, as well as support through a dedicated partners services team. We believe that our key selling points for introducing brokers and their customers are our solid reputation, leading-edge trading technology and tools, and superior pricing and trading execution quality. White label partners and introducing broker relationships who were first active in the nine months ended September 30, 2010 represented 9.0% of total volume. For the nine months ended September 30, 2010, 6.1% of our forex trading volume was derived from TradeStation Securities, Inc, or TradeStation. We entered into an introducing broker agreement with TradeStation in April 2005, and the current agreement expires in December 2010. Tradestation recently formed a wholly-owned subsidiary, TradeStation Forex, Inc. with the intent that TradeStation Forex, by the end of the 2010 year, will assume and conduct all TradeStation forex brokerage business as a FDM of the NFA, and registered under such classification with the CFTC. TradeStation Forex’s application for such CFTC registration and NFA membership was made with the NFA in June 2010.

Our Forex Trading Business

Our Retail Forex Model

We offer our customers the ability to trade spot forex currency pairs in the OTC market 24 hours a day during forex market trading hours, and currently allow our customers the ability to trade in 39 different currency pairs or, for customers outside of the United States, six CFD product offerings. We offer both standard and mini accounts, which allow our GAIN Capital-Forex.com U.K., Ltd. customers up to 200-to-1 margin, and minimum lots of $100,000 and $10,000, respectively, in notional trading size. The maximum notional trading size for our standard accounts is $5.0 million per trade and the maximum notional trading size for our mini accounts is $500,000 per trade. However, in certain instances standard account customers and mini account customers may request trades in excess of our maximum notional trading sizes. For the nine months ended September 30, 2010, less than one percent (1.0%) of our customers’ trades were in excess of our maximum notional trading sizes. Our margin requirements remain the same regardless of the notional amount of the trade.

Customers can fund their open accounts with us by transferring or electronically wiring cash or by using checks or a credit card to fund their account. While we do not extend credit to our customers, we allow them to trade greater notional amounts than the funds they have on deposit with us. Beginning in October 2010, in the United States we will offer maximum leverage of 50-to-1 to our customers. As a result, we will require that U.S. customers fund their accounts with a minimum of approximately $200 in order to execute the minimum notional trade amount in a currency, which is equal to a maximum equivalent of $10,000. Outside of the United States, the maximum leverage that we are able to offer our customers depends upon the jurisdiction. For instance, in Japan the maximum leverage that we will be able to offer our customers for forex trades beginning in August 2011 is 25-to-1 and beginning in January 2011, the maximum leverage for spot gold will be 20-to-1, while in other jurisdictions we will continue offering maximum leverage of up to 200-to-1.

We continuously receive market quotes from our wholesale forex trading partners and identify the midpoint price between the available “best bid” and “best offer,” which then becomes the basis for our dealing spread quoted to our customers. We earn the difference between the retail price quoted to our customers and the wholesale price received from our wholesale liquidity partners. We provide our small- to mid-size retail customers with the consistent liquidity and dealing spreads generally only available to the large institutional customers of major banks.

We stand ready to make simultaneous bids/offers for transactions in any of our 39 currency pairs or, for customers outside of the United States, six CFD product offerings. We treat order flow from our retail customers as follows:

•	Immediately offset the trade with one of our wholesale forex trading partners. We refer to the order flow that we handle in this manner as offset flow. Offset flow allows us to earn the difference between the retail bid/offer spread we offer our customers and the wholesale bid/offer spread we receive from our wholesale forex trading partners, while minimizing market risk in the transaction. From January 2007 to September 30, 2010, between 2.4% and 25.3% of our monthly executed forex trade volume was immediately offset. For the nine months ended September 30, 2010, 9.5% of our executed trade volume was handled in this manner.

•	Direct the trade into our managed flow portfolio. Order flow that is initially directed into our managed flow portfolio may be subsequently reclassified as offset flow based on market conditions. From January 2007 to September 30, 2010, between 68.1% and 97.4% of our executed forex trade volume was either naturally hedged or managed pursuant to our risk-management policies and procedures. For the nine months ended September 30, 2010, 78.1% of our executed trade volume was handled in this manner.

Trades in our managed flow portfolio are evaluated and hedged on a continuous basis. Our managed flow portfolio is treated in the following manner:

•	Natural Hedging — Many trades are naturally hedged, where one customer executing a trade in a currency is offset by a trade made by another customer. When a transaction within the portfolio is naturally hedged, we do not hedge our exposure by entering into a transaction with our wholesale forex trading partners. Accordingly, for naturally hedged transactions we capture the entire bid/offer spread on the two offsetting transactions while completely hedging our exposure and reducing our overall risk.

•	Net Exposure — Generally, there is also a portion of our managed flow portfolio that is not naturally hedged, which we refer to as our net exposure. We manage our net exposure by applying position and exposure limits established under our risk-management policies and by continuous, active monitoring by our traders. A portion of our net exposure may be hedged with our wholesale forex trading partners based on our risk-management guidelines. We do not actively initiate proprietary directional market positions in anticipation of future movements in the relative prices of the products we offer in the market. However, as a result of our hedging activities, we are likely to have open positions in various products at any given time. In the event of unfavorable market movements, we may take a loss on such positions.

•	Redirected Trades — In certain cases, specific trades from customers generally handled in our managed flow portfolio may be redirected and offset with our wholesale forex trading partners. These trades may be selected based on size, and whether they relate to currencies that are experiencing lower transaction volume or higher volatility in trading prices.

Regardless of a customer’s order flow designation as offset or managed, the customer’s experience is identical with respect to trade execution. Since we manage our portfolio on an aggregate basis, we do not track whether an individual trade is naturally hedged, subject to net exposure or redirected. In accordance with our predefined exposure limits, for the nine months ended September 30, 2010, a minimum of 90.9% of our average daily trading volume, on any given day, was either naturally hedged, where one of our customers executing a trade in a currency is offset by a trade taken by another customer, or hedged by us with a third-party financial institution.

Each month, approximately 3.3% to 14.9% of retail customer trades submitted are immediately rejected as not executable due to insufficient trading account margin, currency rate movements or other administrative disqualifications, including incorrectly established customer accounts, frozen customer accounts because of regulatory noncompliance and technical errors. When a trade request is rejected, the customer is immediately notified on-screen that such request has been rejected and the reason for such rejection. Depending upon the cause for the rejection, many of these rejected trade requests are subsequently executed if the factors leading to their initial rejection are resolved. For instance, when a trade is rejected because of insufficient trading account margin, the customer may either reduce his or her position(s) in order to place another trade or add additional funds to his or her account. When a trade is rejected because of currency rate movements, the customer may simply place another trade. Depending upon market conditions, rates can move in one direction very quickly (often in response to political and economic news and events and the release of economic indicators and reports), making it difficult to place a successful trade request at a specific, requested rate until the rate movement slows. In such markets, customers may choose “deal at best” orders where buy or sell orders are executed at the next best possible rate or “limit/stop” orders where buy or sell orders are automatically triggered when a particular rate is met or breached. In the event of a rejection because of administrative reasons, customers have the option of contacting our customer service staff to obtain a more detailed explanation and possibly place a subsequent trade via telephone.

Our Quote Aggregation Model

We generate trading revenue from our market making activities. Our trading revenue consists of two components: (1) our gains, offset by losses, from our trading positions and (2) our revenue derived from dealing spreads on customer transactions. In order to make a market in a particular currency pair, we continuously identify the midpoint price between the available “best bid” and “best offer” quotes for each currency that we receive from our wholesale forex trading partners, and generally in less than one second, publish as our dealing spread quoted to our customers. Depending on the currency pair being traded, the dealing spread recognized by us over the midpoint price is typically between 2 and 5 basis points ($0.0002 — $0.0005), or pips, which reflects a trading spread generally available only to large institutional customers of major banks. We earn the difference between the retail price quoted to our customers and the wholesale price received from our wholesale forex trading partners. For customers who prefer a commission-based fee model similar to that which is offered in the equities and futures markets, we have the ability to offer an alternate pricing model of smaller bid/offer spreads coupled with trading commissions. In addition, we are able to maintain different sets of spreads for different customers based on their designated trading package. For example, we offer our high-asset, high-volume customers reduced bid/offer spreads. A particular customer will receive the same dealing spread regardless of such customer’s order flow designation as offset or managed. Managed flow trades, to the extent such trades are naturally hedged, provide us with the opportunity to capture the entire bid/offer spread on the two offsetting transactions. In the event that managed flow trades are not naturally hedged, after time such trades may be redirected and offset. Offset flow trades allow us to earn the difference between the retail bid/offer spread we offer the customer and the wholesale bid/offer spread we receive from our wholesale forex trading partners.

Below is an example of how we aggregate bids and offers from our multiple wholesale forex trading partners in order to publish real-time executable quotes to our retail customers.

Quote Aggregation Example

	Bid	Ask

Wholesale Forex Trading Partner A	0.0054	0.0057
Wholesale Forex Trading Partner B	0.0053	0.0056
Wholesale Forex Trading Partner C	0.0055	0.0058
Wholesale Forex Trading Partner D	0.0054	0.0057
Best Execution Wholesale Spread	0.0055	0.0056
Best Execution Wholesale Midpoint Price	0.00555
Our Bid/Offer Spread	(0.0002) 2 pips
Our Bid/Offer Quoted to Customers	0.00545	0.00565

Market Risk-Management

We are exposed to market risk in connection with our market making activities. When acting as a market maker, we act as counterparty to our customers when consummating a trade. As a result, we are exposed to a degree of risk on each trade that the market price of our position will decline or the market will move against us. Accurate and efficient management of our risk exposure is a high priority, and as such we have developed both proprietary automated and manual policies and procedures to manage our exposure. Our risk-management policies are established and reviewed regularly by the risk committee of our board of directors. Our risk-management policies require quantitative analyses by currency pair, as well as assessment of a range of market inputs, including trade size, dealing rate, customer margin and market liquidity. Our risk-management procedures require our team of senior traders to monitor risk exposure on a continuous basis and update senior management both informally over the course of the trading day and formally through intraday and end of day reporting. These procedures require our senior traders to manage risk by closely monitoring our net exposure to any currency, as well as by allocating trade volume between our managed flow and offset flow portfolios. In addition, our chief dealer, who is responsible for the day-to-day operations of our trading desk, monitors our risk exposure and implements our risk-management policies, and his team of senior traders, assisted by our proprietary risk-management systems, determine which hedging strategies are appropriate in order to maximize revenue and minimize risk based on our risk-management policies. For the nine months ended September 30, 2010, a minimum of 90.9% of our average daily trading volume, on any given day, was either naturally hedged, where one of our customers executing a trade in a currency is offset by a trade taken by another customer, or hedged by us with a third party financial institution. The remaining proposed trades were immediately rejected because they did not satisfy our risk-management policies. Many of these rejected trades were subsequently executed as the factors leading to their rejection were resolved within a reasonable period of time.

Counterparty Credit Risk-Management and Mitigation

Our trading operations require a commitment of our capital and involve risk of loss because of the potential failure of our customers to perform their obligations under these transactions. In order to avoid the incidence of a customer’s losses exceeding the amount of cash in their account, which we refer to as negative equity, we require that each trade must be collateralized in accordance with our collateral risk-management policies described below. Each customer is required to have minimum funds in their account for opening positions, which we refer to as the initial margin, and for maintaining positions, which we refer to as maintenance margin, depending on the currency pair being traded. Margin requirements are expressed as a percentage of the customer’s total position in that currency, and the customer’s total margin requirement is based on the aggregated margin requirement across all of the positions that a customer holds at any one moment in time. Each net position in a particular currency pair is margined separately. Accordingly, we do not net across different currency pairs, thereby producing a fairly conservative margin policy. Our systems automatically monitor each customer’s margin requirements in real time, and we confirm that each of our customers has sufficient cash collateral in his or her account before we execute their trades. If at any point in time a customer’s trading position does not comply with the applicable margin requirement because our predetermined liquidation thresholds have been exceeded, the position may be automatically partially or entirely liquidated in accordance with our margin policies and procedures documented in our customer agreement. This policy protects both us and the customer. We believe that as a result of implementing real-time margining and liquidation processing as outlined in our policies and procedures, the incidence of customer negative equity has been insignificant in the last three years, with no aggregate negative equity amounts at December 31, 2009, $1.3 million at December 31, 2008 and $0.3 million at December 31, 2007. The aggregate negative customer equity amount at September 30, 2010 was $0.1 million.

We are also exposed to potential credit risk arising from our exposure to counterparties with which we hedge and financial institutions with whom we deposit cash. By transacting with several of the largest financial institutions in the market, we have limited our exposure to any one institution. In the event that our access to one or more financial institutions becomes limited, our ability to hedge may be impaired.

Relationships with Wholesale Forex Trading Partners

The combination of direct agreements with our wholesale forex trading partners, including relationships with our three prime brokers, offers us the ability to access market liquidity. Given the level of our customers’ trading volume, in order to continually provide our market making services, we need to access liquidity from third-party financial institutions. We have leveraged our extensive industry experience to secure a substantial liquidity pool by establishing liquidity relationships with three established global prime brokers, including Deutsche Bank, UBS, and RBS as well as relationships with 13 additional wholesale forex trading partners, and access to other trading platforms and other wholesale forex trading partners, which give us access to over 25 potential liquidity providers. Through these relationships, our access to a pool of forex liquidity ensures that we are able to execute our customers’ trades in any of the 39 currency pairs or six CFD product offerings we offer and in notional amount they request by providing us with as much as 50:1 leverage on the notional amounts of our available collateral we have on deposit with such financial institutions. We generally maintain collateral on deposit, which includes our funds and our customers’ funds, with our wholesale forex trading partners ranging from $50.4 million to $88.8 million in the aggregate, with the average monthly balances for the nine months ended September 30, 2010 being approximately $82.3 million. We have also established collateralized trading lines that facilitate trading at the Chicago Mercantile Exchange as an additional source of liquidity.

Our liquidity relationships are legally formed pursuant to International Swaps and Derivatives Association, or ISDA, form agreements signed with each financial institution. These standardized agreements are widely used in the interbank market for establishing credit relationships and are typically customized to meet the unique needs of each liquidity relationship. Each ISDA agreement outlines the products supported along with indicative bid/offer spreads and margin requirements for each product. We have had a number of key liquidity relationships in place for more than five years, and as such we believe we have developed a strong track record of meeting and exceeding the requirements associated with each relationship. However, our wholesale forex trading partners have no obligation to continue to provide liquidity to us and may terminate our arrangements with them at any time. We currently have effective ISDA agreements and other applicable agreements with Deutsche Bank, RBS, UBS, Barclays Bank PLC, Merrill Lynch International Bank, Dresdner Bank AG, Goldman Sachs & Co., Skandinaviska Enskilda Banken AB and Man FX Clear LLC.

In addition to the multiple direct relationships we have established with our wholesale forex trading partners pursuant to the ISDA agreements, we have also entered into fifteen additional prime brokerage relationships with major financial institutions, including Deutsche Bank, UBS, JP Morgan, and RBS. As our prime brokers, these institutions operate as central hubs through which we transact with our wholesale forex trading partners. These prime brokers allow us to source liquidity from a variety of executing dealers, even though we maintain a credit relationship, place collateral, and settle with a single entity — the prime broker. We depend on the services of these prime brokers to assist in providing us access to liquidity through our wholesale forex trading partners. In return for paying a modest transaction-based prime brokerage fee, we are able to aggregate our trading positions, thereby reducing our transaction costs and increasing the efficiency of the capital we are required to post as collateral in order to conduct our market making activities. In addition, our prime brokers also serve as a third-party check as they review our open positions, collateral balances and trade confirmations as we trade with our wholesale forex trading partner through them. Our prime brokerage agreements may be terminated at any time by either us or the prime broker upon complying with certain notice requirements. We are also obligated to indemnify our prime brokers for certain losses they may incur.

Our Institutional Model

We have also introduced GAIN GTX, or GTX, an ECN trading platform for institutional customers. The GTX ECN platform provides buy-side institutional customers a fully anonymous trading environment that offers transparent direct market access and trade execution capabilities. Buy-side institutional customers include hedge funds, institutional asset managers, corporate treasuries and proprietary trading firms. This allows buy-side institutional customers to enter bids and offers or buy or sell instantly on competitive prices from participating banks, including forex dealers, clearing banks and prime brokers. On our GTX ECN, institutional customers remain anonymous, with their identities only revealed to their designated prime broker. The system does not embed customer identities in a trade or reveal identities post-trade. Instead, the prime broker is identified in the trade. Additionally, we do not act as a principal to a trade on the GTX ECN. This structure enables institutional customers to trade anonymously on the GTX ECN, with access to prices from various liquidity providers, including market-maker banks or other institutional customers. Because the global forex markets are extremely large and liquid, we believe the risk of identifying an institutional customer trading on our GTX ECN is limited. Our two main institutional forex trading product offerings are GTX Prime to Prime, for companies with preexisting credit with a prime broker, and GAIN Capital Direct Prime, for such companies without preexisting prime broker relationships. For the nine months ended September 30, 2010 institutional forex trading volume represented 12.4% of our executed forex trading volume.

Our GTX ECN is powered by software and services that we license. We have entered into an Exclusive Marketing Agreement, or EMA, and related agreements, with Forexster Limited, or Forexster, pursuant to which we receive, subject to certain excluded customers and geographic regions, exclusive rights to use certain Forexster trading services in the field of forex trading and non-exclusive rights to use such trading services in the field of precious metals trading. The EMA expands the rights and obligations provided under preexisting agreements among the parties. Pursuant to the terms of the EMA, we paid Forexster an up-front, non-refundable $7.5 million prepayment for use of the Forexster trading services. During the term of the agreement, we will also pay Forexster a monthly revenue share equal to a percentage of all gross revenues earned by us from use of the Forexster trading services, provided certain minimum net income thresholds are met. Our aggregate revenue share payment obligations under the EMA are capped at $60.0 million, or the Cap, if paid in-full on or before July 31, 2013 or $65.0 million, or the Additional Cap, if paid in-full on or before July 31, 2015. We are under no duty to pay the Cap or Additional Cap if not earned, but we may choose to prepay all or part of the Cap or Additional Cap without penalty. In the event the Additional Cap is not paid in-full on or before July 31, 2015, then all payment provisions of the EMA shall cease and the payment provisions of our pre-existing agreement with Forexster will resume. In the event we pay the Cap in-full on or before July 31, 2013 or the Additional Cap in-full on or before July 31, 2015, as applicable, then we shall owe no further fees, costs or expenses to Forexster for use of the Forexster trading services and our rights to the Forexster trading services under the EMA shall continue for 100 years. The term of the EMA began on July 14, 2010 and continues through July 31, 2015. Thereafter, the EMA shall automatically renew for additional twelve (12) month periods unless otherwise terminated by the parties.

Our Broker-Dealer Business

We offer our customers the ability to trade equity securities during normal exchange trading hours through our wholly-owned subsidiary, GAIN Securities, representing approximately less than 1.0% of our business for the nine months ended September 30, 2010. GAIN Securities is an SEC registered and FINRA member broker-dealer offering direct access to listed U.S. equity securities, including stocks, exchange traded funds, or ETFs, options, mutual funds and bonds. Through GAIN Securities, we offer our customers a wide variety of customer account vehicles, including individual, joint, custodian, corporate, investment club, partnership, and trust accounts. We also offer traditional IRAs, Roth IRAs and rollover accounts. Customers can fund accounts with us by transferring assets from other broker-dealers via the automated customer account transfer system, electronically wiring cash or by using checks or automated clearing house transfers.

We offer brokerage and related products and services primarily to individual self-directed retail investors primarily to customers in the United States through our Internet website at www.gainsecurities.com. Unlike our OTC trading business, we extend credit to our GAIN Securities customers through our clearing relationship based on the Federal Reserve Board’s Regulation T margin lending guidelines. In order to take advantage of margin trading credit, our customers must maintain an account with at least $2,000 in assets. To date, we have not marketed GAIN Securities to our forex customers and prospective forex customers, but we plan to do so in the future.

We generate trading revenue from three main sources; commissions, net interest income and account fees. We are an introducing broker to our clearing provider, Penson Financial Services Inc., and therefore do not accept customer funds directly nor maintain custody of client assets.

Customers interact with us through the following channels:

•	Branch Office — we maintain one branch office. Our retail office is located in Woodmere, Ohio which allows customers to receive face-to-face customer support.

•	Online — we have an online Internet website, www.gainsecurities.com, where customers can request services on their accounts and obtain answers to frequently asked questions. This website also provides customers with the ability to send a secure message to our customer service representatives, participate in one-on-one live chat with our customer service representatives and to obtain specific information related to their account.

•	Telephone — we have toll-free and local telephone numbers that route calls to our branch office. In addition, we allow customers to access an automated phone system for trading and account access.

Each of our customer service representatives holds Series 7 and 63 licenses. Additionally, a large percentage of our customer service representatives maintain additional supervisory designations such as Series 24 and 4 licenses.

All customer trades submitted electronically are automatically reviewed prior to submission to the exchanges. Approximately 8.4% are immediately rejected to customers directly on the website, and approximately 1.2% are rejected based on supervisory review. Trades can be rejected due to a number of factors such as, insufficient available funds, suspicious trades, insufficient margin, suitability, system problems or other factors.

We offer a wide range of products and services to assist our customers with their financial needs. Our primary retail products and services consist of:

•	Automated order placement and execution of U.S. equities, options, exchange-traded funds and mutual funds;

•	Advanced trading capabilities (contingent, trailing stops), real-time quotes, research and analysis tools;

•	Access to comprehensive listing of nonproprietary load, no-load and no transaction fee mutual funds;

•	FDIC-insured sweep deposit accounts; and

•	Interest-earning checking, money market, and certificates of deposit.

Our Contracts-for-Difference Business

•	We offer our non-U.S. customers the ability to trade CFDs which are linked to the performance of an underlying commodity, index or security. Our CFD product offerings, which we began offering in August 2009, currently include contracts for energy products, and, in the future, we plan to offer additional CFDs as permitted by applicable laws and regulations. Because of U.S. regulatory requirements, GAIN and its affiliates do not trade or offer CFDs in the United States or to U.S. residents.

•	We continuously receive market quotes from various market sources which are aggregated and processed by our proprietary rate engine in order to identify the prevailing market price for the instruments underlying the CFDs we offer. From this market data, we compute unique, over-the-counter prices and publish these prices to customers of GAIN Capital-Forex.com U.K., or GAIN U.K., and GAIN Capital Forex.com Australia Pty. Ltd., or GAIN A.U. Customers of GAIN U.K. and GAIN A.U. place trade requests directly with GAIN U.K. and GAIN A.U. and the trades are then executed with GAIN U.K. and GAIN A.U. as counterparty. GAIN U.K. and GAIN A.U. hedges their respective CFD exposure in accordance with preestablished risk parameters through a variety of liquidity sources, including futures and commodity options exchanges.

Sales and Marketing

Our sales and marketing strategy is designed to attract new customers and to increase the trading activity of existing customers. As of September 30, 2010, we had 264,834 opened customer accounts, of which 70,618 were tradable accounts. Opened customer accounts are accounts opened with us at any time since we commenced operations, and tradable accounts are opened customer accounts with cash balances sufficient to execute a trade in compliance with our policies. Our sales and marketing strategy focuses on our two customer acquisition channels to expand our customer base:

•	For our direct channel, we use a “one-to-one” strategy of direct marketing principally by leveraging our FOREX.com brand to cost-effectively attract new customers; and

•	For our indirect channel, we use a “one-to-many” strategy of forging partnerships with financial services firms, including white label partnerships and introducing brokers, that have existing customers to whom they wish to offer forex trading capabilities.

In executing our direct marketing strategy, we employ a mixture of traditional marketing programs such as on- and off-line advertising, search engine marketing, email marketing, attendance at industry trade shows and strategic public and media relations, all of which are aimed at driving prospective customers to the FOREX.com website to open registered practice trading accounts or tradable accounts. We also advertise on television and national business radio networks, which we believe has significantly increased not only our brand name recognition in the marketplace, but also awareness of the forex market in general. Our media marketing efforts also seek to position us as an expert industry resource, with senior members of our trading and research teams appearing on average between 10 and 15 times per month on major financial news outlets such as CNBC, Business News Network (Canada), FOX News and Bloomberg TV, as well as the Wall Street Journal and Reuters.

We offer prospective customers access to free registered practice trading accounts for a 30-day trial period, which is our principal lead-generation tool. During this trial period, our customer service team is available to assist and educate the prospective customers. From a prospective customer’s point of view, we believe the registered practice trading account serves two important functions. First, it serves as an educational tool, providing the prospective customers with the opportunity to try forex trading in a risk-free environment, without committing any capital. Second, it allows the prospective customer to evaluate our trading platform, tools and services. The registered practice trading account is identical to the platform used by our active trading customers, including the availability of real-time streaming quotes, with the one exception that trades are not sent to our market making desk and no actual capital is at risk.

In order to maximize lead generation, we have made the registered practice trading account easily accessible to prospective customers by requiring a minimum amount of registration information. As a result, the four-year compound annual growth rate of our registered practice trading account users is 41.4%, growing from approximately 0.2 million registered practice trading account users in 2005, to approximately 0.8 million registered practice trading account users in 2009. While this approach increases our pool of potential customers and likely to result in a greater number of funded tradable accounts overall, it reduces our average conversion rate of registered practice trading accounts to funded tradable accounts. As part of our conversion efforts, we employ a team of Series 3 licensed sales representatives to contact all U.S.-based registered practice trading account holders. These specialists are trained to assist the prospective customers as they evaluate our products and services, and answer general questions about the forex market, provide more information about the products we offer and help the prospective customer learn how to use specific features of our trading platform. Our sales representatives also assist prospective customers in the tradable account opening process.

To execute our indirect marketing strategy, we employ a dedicated institutional sales team made up of 12 employees who conduct proactive outreach to qualified firms and handle inbound inquiries. As business partnerships are often relationship driven, we also leverage the business network of our senior executives and attend and sponsor industry events in order to contact potential partners who are unlikely to respond to traditional marketing efforts.

Education is an important part of our marketing strategy. Our educational programs are all developed internally and are designed to accommodate a variety of experience levels and learning preferences, from self-study to fully instructional programs. Our educational resources currently include a variety of interactive webinars (web-based seminars) covering topics ranging from getting started in forex trading, to developing advanced technical analysis skills and a comprehensive web-based training course coupled with access to an experienced forex instructor. Educational resources available on the FOREX.com website include a variety of interactive webinars (web-based seminars), video tutorials, article and other materials. In 2009, we conducted more than 800 live webinars covering topics ranging from getting started in forex trading, to developing advanced technical analysis skills. We also offer a comprehensive web-based training course coupled with access to an experienced forex instructor.

To assist with implementing our marketing strategies, our customer service staff uses Salesforce.com to automate and manage our sales efforts. Salesforce.com is a third-party automation platform that we have integrated with our platform and provides sales management from lead generation through the new account opening process. We believe that in addition to the automation and management features that Salesforce.com has brought to our sales and marketing efforts, Salesforce.com is an example of how our proprietary technology is able to integrate with key, third-party platforms and technologies to increase our service offerings.

Customer Service

We have a dedicated, multilingual customer service staff located in the United States that handles customer inquiries via telephone, email and online chat. Customer support is available seven days a week, with continuous coverage beginning Sunday at 10:00 a.m. through 5:00 p.m. Friday and Saturday 9:00 a.m. to 5:00 p.m. (Eastern Standard time). We have documented customer issue response and escalation procedures, which help us provide timely resolution to customer inquiries. For the year ended December 31, 2009, we received approximately 1.0 million customer inquiries, including approximately 0.2 million inbound telephone calls, 0.7 million online chats and 0.1 million emails. Inquiries range from requests for account status to technical and support requests concerning trading techniques and concepts.

Our customer services toolkit, or CST, is a highly customized, internally developed customer relationship management solution and is an important element of our integrated technology platform. Initially designed as an internal web application to support our relationships with direct customers, the CST has evolved into a feature-rich application that has also been deployed to some of our larger white label partners. The CST allows us and our white label partners to access customer account details that fall into six broad categories:

•	Customer contact information;

•	Account setup details;

•	Recent and historical account activity and status;

•	Customer-specific time and sales data;

•	Customer interaction review/research; and

•	Management metrics (including new accounts by date, account representative and account type).

The detailed, real-time information provided by the CST enhances our ability, and that of our white label partners, to deliver timely and tailored support and service to our respective customers, which we believe enhances the overall customer experience. We view the CST as a strategic advantage in the indirect sales process where it can be used as a key element of our partner services solution package.

Competition

The retail forex trading market is fragmented and highly competitive. Our competitors in the retail currency market can be grouped into several broad categories based on size of net capital, technologies, product offerings, target customers and geographic scope of operations:

•	Market Leading Forex Trading Firms: include our firm and other firms with similar business models, such as Forex Capital Markets LLC, Global Futures & Forex, LLC and OANDA Corporation. The firms within this category are our primary competition for our existing forex trading services.

•	Small/Specialized Forex Trading Firms: include firms such as FXDirectDealer, LLC and InterbankFX, LLC. These firms, to date, have not been our core competitors due to their smaller size and technology and marketing limitations.

•	Other Online Trading Firms: include firms such as OptionsXpress Holdings, Inc., E*TRADE Financial Corp., TDAMERITRADE and Scottrade. These firms are generally either niche players focused on a particular product, such as equity options, or traditional online equity brokers, that have expanded into other financial products that may already, or will in the future, include forex trading.

•	Multiproduct Trading Firms: include firms such as Saxo Bank, CMC Group, IG Group Holdings plc, City Index Limited and Interactive Brokers LLC. Among these firms, U.S. firms tend to focus on listed products and provide forex principally as a complementary offering. Other than Saxo Bank, the international firms tend to focus on CFDs.

There has been an increase of interest in the retail forex market from international banks and other financial institutions with significant forex operations. In 2007, a number of these institutions announced or launched retail forex operations. In each case, the financial institutions chose to enter into a joint venture with an independent retail currency firm in lieu of building a retail operation. We believe these financial institutions are electing to enter into joint ventures because these arrangements can result in accelerated time to market and increased profitability. However, we believe we are positioned through our relationship with certain of our white label partners who offer products to their customers to compete. We believe that retail forex trading will become an increasing area of focus for international financial institutions in the future.

We believe the key competitive factors impacting the retail forex market include:

•	Functionality, performance and reliability of trading platform;

•	Speed and quality of trade executions;

•	Pricing;

•	Level of customer service;

•	Brand reputation;

•	Efficacy of sales and marketing efforts;

•	Strategic partnerships with financial services firms;

•	The ability to offer ancillary services, such as research and education;

•	Range of product offering; and

•	Capacity of trading platform to handle large volumes of customer transactions.

We attribute our competitive success to the customer experience we deliver, including our advanced technology platform and extensive customer service. We believe that our expertise in market making, technology innovation and marketing will allow us to continue to compete on a global basis as we expand our product and service offerings and further extend our global footprint.

Intellectual Property

We rely on a combination of trademark, copyright, trade secret and fair business practice laws in the United States and other jurisdictions to protect our proprietary technology, intellectual property rights and our brand. We also enter into confidentiality and invention assignment agreements with our employees and consultants, and confidentiality agreements with other third parties. We also rigorously control access to proprietary technology. Currently, we do not have any pending or issued patents.

We use the following service marks that have been registered or for which we have applied for registration with the U.S. Patent and Trademark Office: GAIN Capital (registered service mark), FOREX.com GAIN Capital Group (registered service mark), Trade Real Time (registered service mark), ForexPro (registered service mark), ForexPremier (registered service mark), Forex Insider (registered service mark), ForexTrader (registered service mark), FOREX.com (pending service mark), ForexPlus (registered service mark) and It’s Your World. Trade It (pending service mark).

Technology Systems and Architecture

Proprietary Platform

Our forex trading platform is based upon proprietary technologies that have been designed and structured to meet the demands of a fast-paced and competitive marketplace. We focus our proprietary technologies on three major service areas: customer-facing trading platforms, educational tools and websites; market making and risk-management; and back-office account management.

We leverage a wide variety of standard technologies to deliver our forex trading services to our customers and provide secure risk-management and back-office management internally. Our customer-facing trading platform is primarily Microsoft-based; ASP.net for lite browser-based delivery and C#.net for more technologically advanced delivery. We also offer multiple methods through which our customers can transact with us: downloadable ForexTrader PRO, website trading and mobile trading. All of these customer-facing applications integrate with our core proprietary trading platform for market making and risk-management. All of our customer-facing trading platforms can easily be branded for white label partners.

GAIN GTX Platform

Our GAIN GTX ECN platform is powered by software and services that we license. We have entered into an EMA, and related agreements, with Forexster pursuant to which we receive, subject to certain excluded customers and geographic regions, exclusive rights to use certain Forexster trading services in the field of forex trading and non-exclusive rights to use such trading services in the field of precious metals trading. For the nine months ended September 30, 2010, 12.4% of our forex trading volume was derived from trades utilizing our GTX ECN platform.

MetaTrader Platform

In addition to our proprietary trading platform, in August 2007 we licensed MetaTrader, a third-party turn-key trading platform, from MetaQuotes Software Corp., in order to meet the needs of a growing customer segment. Although we do not own the source code, the MetaTrader platform utilizes the same infrastructure as our proprietary trading platform and benefits from the investment in our offsite environmentally controlled, secure facilities housing our hardware and network connections. For the nine months ended September 30, 2010, 32.8% of our forex trading volume was derived from trades utilizing our MetaTrader platform. For the year ended December 31, 2009, 25.9% of our forex trading volume was derived from trades utilizing our MetaTrader platform.

Scalability

Our trading platform is designed to meet the demands of our growing customer base by incrementally adding readily available hardware components and Internet bandwidth as necessary. In addition, we work with third-party service providers to continuously provide excess capacity with respect to space, power, heating/cooling systems and communications bandwidth from over 300 communications providers. We believe our approach to scaling allows us to efficiently and effectively address costs required to support our current business and provide for rapid, real-time growth in the future.

At any given time, we believe our forex trading platforms have adequate capacity to support our customer activity. On average, we have at least 5,000 customers logged on to our trading platforms at any given time and exceed 10,000 customers logged on to our platforms at peak times. We handle an average of approximately 120,000 retail trade requests per day and have exceeded 295,000 retail trade requests on active days. During peak trading periods, we receive and execute thousands of trade requests within a period of a few minutes. Peak trading periods include economic announcements related to gross domestic product, nonfarm payroll and the Federal Open Market Committee decisions on the federal funds rate. Our current trading platform configuration is capable of handling at least 3,000,000 trade requests per trading day. This capacity allows us to continue to grow as we deploy planned improvements in both hardware and software to our trading platform in order to reduce trade latency and increase capacity. Average trade execution times on our proprietary trading platform are currently less than .07 seconds, or 70 milliseconds.

If a customer has difficulty logging on to our trading platform, or has any other issues or questions, they can contact our customer service team. Our customer service team is trained to addresses a variety of problems with customers logging onto our trading platform. Most common issues are local to the customer; including issues with respect to customers’ computers, Internet access, firewall configuration and forgotten user I.D.s and passwords. Our customer service team is trained to assist in addressing these issues and, where appropriate, reset passwords and communicate user I.D.s to authorized customers.

Reliability and Availability

We are highly reliant on the availability of our technology systems and have made significant investments in high-availability, layered hardware and software technologies. Our hardware infrastructure is hosted at two separate geographic locations, providing a “live-live” redundancy model. Our primary hardware is housed at a dedicated International Business Exchange, or IBX, hosted by Equinix, Inc., or Equinix, a provider of environmentally controlled, secure facilities connected to multiple communications providers focused on meeting the demands of the financial services sector. Each Equinix IBX center has an uninterruptible power supply, back-up systems, and N+1 (or greater) redundancy with extensive heating, ventilation, air-conditioning system capable of handling the demands of high-power density deployments. Each Equinix IBX center also offers the highest level of physical security, power availability and infrastructure flexibility. Housed at Equinix, our forex trading platform resides in the same Internet “neighborhood” as many of our wholesale forex trading providers and white label partners. We believe this close proximity provides a competitive advantage on pricing and execution speed. In addition to our primary Equinix location, we maintain a secondary site (currently located at our corporate headquarters) to balance customer traffic and provide “live-live” redundancy in case of interruptions at our Equinix IBX location.

To further supplement our multisite, “live-live” redundancy model, our technology systems (located at our Equinix and corporate headquarters locations) have been designed to ensure that there are no single points of failure in the system architecture. All hardware (network devices and servers) are configured for high availability which is leveraged by server virtualization where we partition our server technologies at all tiers to facilitate our platform management and provide rapid response. We also contract with multiple communications carriers at each of our locations to ensure service availability for communications with our customers and wholesale forex trading providers. Our “uptime,” or system availability, is continuously monitored (minute by minute) by our external third-party vendors, and we strive to maintain an uptime of 99.9% within published forex market trading hours. During the 12-month period beginning October 1, 2009 and ending September 30, 2010, we achieved an uptime of 99.3%.

We relocated our corporate headquarters in the fourth quarter of fiscal year 2009. In addition to our corporate relocation, we made significant investments in our business continuity and disaster recovery infrastructure during this same time period. Capital expenditures for our corporate relocation were $2.0 million and capital expenditures for our infrastructure investment were $1.0 million.

Security

Securing access to our trading platform and customer information is paramount to our business success. We maintain strict internal practices, procedures and controls to enable us to secure our customers’ sensitive information (including social security numbers, bank account information and other personal data). We employ industry-leading firewall technologies at the perimeter of our hosting facilities to restrict inappropriate access. All customer-facing servers are contained within a secure DeMilitarized Zone, or DMZ, that partitions customers from our core infrastructure and trading transactional services. We have also partnered with IBM Internet Security System to provide a managed intrusion detection/prevention system which actively monitors and blocks inappropriate traffic on our production network. IBM’s global Security Operations Centers proactively monitors our production networks 24 hours a day. Access to our information systems is granted to our customers and internal users on an as-needed basis. Customers access our trading platform and secure portals using a user ID and password challenge/response approach.

All customer communications are initiated over secure (128-bit SSL or HTTPS) connections to ensure that no customer data can be compromised as it traverses the Internet. In addition, all communications with wholesale forex trading providers are made over private or virtual private networks to ensure secure communications of pricing and trade data. In our processing of credit card transactions, we do not store customer card numbers. We have been tested and are PCI-compliant (Payment Card Industry). Our chief information officer and director of information security is primarily responsible for the security of our technology infrastructure and application development. We have also engaged an independent registered public accounting firm to perform an audit of our internal controls and procedures and issue an audit report in accordance with Statement of Auditing Standards, or SAS, No. 70 in 2011.

In addition, physical access is restricted at our Equinix IBX center and corporate headquarters facilities. Access is granted to technical and support staff using swipe card-based entitlement. Our network operations center is manned 24 hours a day to ensure that our technology services are continuously running, with any potential issues being addressed in real time. Our corporate headquarters is also monitored by building security from 6:00 a.m. until 10:00 p.m. (Eastern Standard time) Mondays through Fridays. At all other times the building is monitored by building management, which is open from 8:00 a.m. until 5:00 p.m. Monday through Friday.

Business Continuity

We maintain formal business continuity policies, practices and procedures aimed at ensuring rapid recovery from any business or trading interruption. Each of our systems and services has been ranked according to the risk associated with an interruption. Business recovery time objectives have been established relative to our risk assessment and business criticality and our recovery plans and controls have been established to avoid and mitigate such risks. Our recovery plans and controls are tested on an annual basis to determine effectiveness and are continuously maintained and updated in order to support changes in business requirements or IT environments.

To effect these business continuity objectives, our “live-live” redundancy sites are geographically separated (more than 36 miles apart) and are interconnected via private, multilayered high speed circuits, allowing real-time, two way data replication for all of our trading technologies. Each of our locations provides redundant UPS battery power and diesel generator backup to ensure power availability with multiple Internet communications circuits provided by various carriers to ensure availability. In addition, we maintain three separate office locations in the New York/New Jersey area capable of supporting critical functions in order to ensure that our personnel are able to maintain our business in the event that one physical site becomes unavailable.

We made significant investments in our business continuity and our disaster recovery infrastructure between the fourth quarter of fiscal year 2009 and the first quarter of fiscal year 2010. Capital expenditures for our infrastructure investment were approximately $1.0 million.

Clearing, Custodial and Reporting Services

We offer custody, clearing and reporting services for our customers and our forex trading partners. We are responsible for deal, position, profit and loss, and margin verification with our global prime brokers (and by extension, all of our wholesale forex trading partners). Because we are electronically connected to our global prime brokers, we electronically confirm any trades transacted with our wholesale forex trading partners in near real-time. In addition to near real-time transaction matching, transactions and positions are rechecked at regular intervals throughout the 24-hour daily cycle. Our online reporting services allow back-office personnel to check settled cash, available margin, open positions, daily trade activity, profit/loss exposure and end of day trading profit/loss to ensure that the front-office, back-office, and prime brokerage systems are all in agreement. As a complement to this daily control procedure, our finance and operations departments are actively looking for trading anomalies through online and automated reporting. Finally, our finance team reconciles our profit and loss with both customers and wholesale forex trading partners against the general ledger, and wholesale forex trading partner account balances are regularly confirmed against hard-copy statements issued by these partners.

In addition to position, order and margin management, our self-directed trading platform provides a host of back-office functions including account value reporting, transaction detail research, and profit and loss analysis. The platform also provides support for automated, overnight position financing (rollovers) with reports detailing all debits and credits in the account. For managed accounts, we offer a full-service web portal that provides a detailed accounting of all account activity including deposits, withdrawals, trades, profit/loss, interest, and fees.

We require that each of our customers’ trades is collateralized. As a result, we hold our customers’ funds and our funds in collateral and/or deposit accounts at various financial institutions. In those jurisdictions where our operating subsidiaries are not required to segregate customer funds from our funds, we act as custodian for our customers’ funds on deposit. In those jurisdictions requiring segregation of customer funds from our funds, we adhere to such requirements.

Employees and Culture

We have assembled what we believe is a highly talented group of employees. We maintain a code of business conduct and ethics applicable to our employees, directors and officers. Additionally, we have a policy that none of our officers, directors or employees may hold or maintain a self-directed open account with us or any of our subsidiaries or affiliates. Although we allow our officers, directors and employees to maintain registered practice trading accounts with us, we require that any officer, director or employee wishing to trade in forex do so with another forex dealer. As of September 30, 2010, we had 353 full-time employees and 8 part-time employees. Ten of our current employees have been with us since 2000, 14 of our current employees have been with us since 2001, and 15 of our current employees have been with us since 2002. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Regulation

Overview

Our business and industry are highly regulated. Our operating subsidiaries are regulated in a number of jurisdictions, including the United States, the United Kingdom (where regulatory passport rights have been exercised to operate in a number of European Economic Area jurisdictions), Hong Kong, Japan and Australia. These government regulators and self-regulatory organizations oversee the conduct of our business in many ways, and several conduct regular examinations to monitor our compliance with applicable statutes and regulations. We are subject to statutes, regulations and rules that cover all aspects of the forex business, including:

•	sales practices, including our interaction with and solicitation of customers and our marketing activities;

•	trading practices, including restrictions on our execution of certain forex transactions and surveillance to detect potential regulatory violations;

•	treatment of customer assets, including custody, control, safekeeping and segregation of our customers’ funds and securities;

•	licensing for our operating subsidiaries and registration and continuing education requirements for our employees;

•	maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiaries;

•	anti-money laundering practices;

•	recordkeeping and making financial and other reports to regulators; and

•	supervision of our business, including the conduct of directors, officers and employees.

Our executive vice president, operations oversees our compliance department, which currently consists of 14 individuals, including one lawyer. The primary role of our compliance department is to ensure that we conduct our business activities in accordance with all statutory and regulatory requirements. Additionally, the compliance department provides education, supervision, surveillance, mediation and communication review. In addition, in jurisdictions in which we are currently regulated, certain of our subsidiaries are subject to minimum regulatory capital requirements.

U.S. Regulation

In the United States, our forex trading activities are regulated by the CFTC and NFA. These regulatory bodies are charged with safeguarding the integrity of the forex and futures markets and with protecting the interest of customers participating in those markets. In recent years, the financial services industry in the United States has been subject to increasing regulatory oversight. In 2008, Congress passed the CFTC Reauthorization Act, which amended the Commodity Exchange Act and gave the CFTC the power to regulate the retail forex industry. The CFTC subsequently passed rules in 2010 which formalized forex as a product authorized by Congress for retail foreign exchange dealers, or RFEDs, as a new category of registrant permitted to act as a counterparty to a retail forex transaction. In August 2010, the CFTC released new rules relating to retail forex regarding, among other things, registration, disclosure, recordkeeping, financial reporting, minimum capital and other operational standards. Most significantly the regulations:

•	impose an initial minimum security deposit amount of 2.0% of the notional value for major currency pairs and 5.0% of the notional value for all other retail forex transactions and provide that the NFA will designate which currencies are “major currencies” and review, at least annually, major currency designations and security deposit requirements and adjust such designations and requirements as necessary in light of changes in the volatility of currencies and other economic and market factors;

•	provide that introducing brokers must either meet the minimum net capital requirements applicable to futures and commodity options introducing brokers or enter into a guarantee agreement with a CFTC-regulated forex dealer member, along with a requirement that such introducing broker may be a party to only one guarantee agreement at a time;

•	require that the risk disclosure statement provided to every retail forex customer include disclosure of the number of non-discretionary accounts maintained by the FCM or retail foreign exchange dealer, or RFED, that were profitable and those that were not during the four most recent calendar quarters;

•	prohibit the making of guarantees against loss to retail forex customers by FCMs, RFEDs and introducing brokers and require that FCMs, RFEDs and introducing brokers provide retail forex customers with enhanced written disclosure statements that, among other things, inform customers of the risk of loss;

•	require RFEDs to maintain net capital of at least $20.0 million, plus 5.0% of such a RFED’s customer obligations in excess of $10.0 million. Additionally, in the event an RFED’s net capital position falls below 110.0% of the minimum net capital requirement, then the RFED is subject to additional reporting requirements;

•	require that introducing brokers, commodity trading advisors, or CTAs, and commodity pool operators, or CPOs, become registered or apply for exemptions from such registration requirements; and

•	require that CTAs and CPOs provide information about their trading programs, principals, conflicts of interest and past performance results in accordance with provisions detailed in the Commodity Exchange Act.

In July 2010, Congress passed the Dodd-Frank Act which, among other things, authorizes the CFTC and SEC to mandate central clearing of OTC derivatives and may have broad effects on the derivatives markets generally. For example, this legislation may affect the ability of forex market makers to do business or affect the prices and terms on which such market makers will do business with us. Such legislation may also affect the structure, size, depth and liquidity of the forex markets generally. These effects may adversely impact our ability to provide forex transactions to our customers and could have a material adverse affect on our business and profitability. In addition, beginning in October 2010, the Dodd-Frank Act will require us to ensure that our customers resident in the United States have accounts with our NFA-registered operating entity, GAIN Capital Group, LLC.

Firms operating in the financial services industry are subject to a variety of statutory and regulatory requirements that require them to know their customers and monitor their customers’ transactions for suspicious financial and trading activities. With the passage of the Patriot Act, we are subject to more stringent requirements. As required by the Patriot Act, we have established a comprehensive anti-money laundering, or AML, and customer identification program, or CIP, designated an anti-money laundering compliance officer, trained employees as required and conducted an annual independent audit of our AML program. Our CIP may include both a documentary and a nondocumentary review and analysis of the potential customer. In addition to our internal review of a prospective customer’s identity we also contract with a third-party global providers of background checks to perform extensive non-documentary, database reviews on each prospective customer. In addition to identity verification, we review any negative information on customers that appears on the U.S. Treasury Department’s Office of Foreign Assets and Control, Specially Designated Nationals and Blocked Persons lists. These procedures and tools coupled with our periodic training assist us in complying with the Patriot Act as well as all CFTC and NFA requirements in this area.

The Dodd-Frank Act further amended the Commodity Exchange Act to prohibit essentially all OTC retail transactions in any commodity other than foreign currency. The only exceptions are certain commercial transactions. As a result, our ability to offer OTC transactions to retail customers in the United States in any product other than foreign currency will be severely restricted.

On a global basis, our anti-money laundering and customer identification program, or AML-CIP, has been structured to comply with applicable statutes and regulations in all the jurisdictions where we operate. Additionally, we have developed proprietary methods for risk-management and continue to add specialized processes, queries and automated reports designed to identify potential money laundering, fraud and other suspicious activities.

Patriot Act

Registered FCMs and FDMs traditionally have been subject to a variety of rules that require that they know their customers and monitor their customers’ transactions for suspicious financial activities. With the passage of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the Patriot Act, FCMs and FDMs are now subject to even more stringent requirements. As required by the Patriot Act, we have established comprehensive anti-money laundering and customer identification procedures, designated an anti-money laundering compliance officer, trained our employees and conducted an independent audit of our program. Our customer identification procedures include both a documentary and a non- documentary review and analysis of the potential customer. Our documentary review requires the collection and confirmation of multiple forms of identification and other documentary evidence from each prospective customer in order to validate such prospective customer’s identity. We also contract with several third-party global providers of background checks to perform extensive non-documentary background checks on each prospective customer. These procedures and tools coupled with our periodic training and monitoring assists us with complying with the provisions of the Patriot Act. There are significant criminal and civil penalties that can be imposed for violations of the Patriot Act. For more information, see below under “— Supervision and Compliance.”

International Regulation

Outside the United States, we are regulated by, among others:

•	the Financial Services Authority in the United Kingdom;

•	the Cayman Islands Monetary Authority;

•	the Financial Services Agency in Japan;

•	the Securities and Futures Commission in Hong Kong; and

•	the Australian Securities and Investments Commission in Australia.

For the nine months ended September 30, 2010, approximately 69.9% of our trading volume was attributable to customers resident in a jurisdiction where we are licensed, regulated or where we deal with customers cross-border in a manner which does not require us to be regulated in that jurisdiction. We determine the nature and extent of services we can offer and the manner in which we conduct our business in the various jurisdictions based on a variety of factors. In those jurisdictions outside the United States where we have no significant local presence but we do have customers, we conduct our business in a manner which we believe is in compliance with applicable local law but which does not require local registration, licensing or authorization. In any such foreign jurisdiction, there is a possibility that a regulatory authority could assert jurisdiction over our activities and seek to subject us to the laws, rules and regulations of that jurisdiction. We are commonly restricted from direct marketing to retail investors including the operation of a website specifically targeted to investors in a particular foreign jurisdiction or we are restricted from dealing with retail customers unless they can be classified as professional, sophisticated or high net worth investors which may limit our ability to grow our business in that jurisdiction. We are also commonly restricted from maintaining a presence in a foreign jurisdiction including computer servers, bank accounts and the provision of local account process services which may limit our ability to grow our business in that jurisdiction or may result in increased overhead costs or degradation in service provision to customers in that jurisdiction.

Although we may lose some potential revenue by adhering to this policy, we have a general policy of trying to respect the wishes of foreign nations, whether explicit or otherwise. For example, we do not permit deposits in currencies from jurisdictions with capital controls in an attempt to avoid circumventing the capital control regime of such jurisdiction. We also do not offer trading in currencies where the government of such jurisdiction does not desire speculation in its currency for fears of destabilization or manipulation, among others.

Over the past 12 months, we have consulted with legal counsel in China and each jurisdiction in which residents of such jurisdiction account for one percent (1.0%) or greater of our customer trading volume, other than Saudi Arabia which represented 1.08% of our customer trading volume for the period ended September 30, 2010. We seek legal advice regarding whether we may be in breach of local laws and regulations by conducting our business cross-border with residents in that jurisdiction without having local regulatory authorization, approval or consent and regarding whether we have the appropriate authorization, approval or consent in such jurisdictions for operations of our affiliates or, in some cases, where licensing or authorization requirements could be read to be applicable to foreign dealers without a local presence, whether or not such requirements are generally enforced. Based on our recent review of relevant regulatory requirements in China, we now believe that we can accept customers from China if the customers come to our website without being solicited by us or by our introducing brokers, agents or white label partners. As a result, we began accepting non-solicited customers from China in June 2010. Trading volume from customers in jurisdictions in which we are not currently licensed or authorized by local government or self-regulatory organizations accounts for approximately 30.1% of our total annual retail customer trading volume. We are accordingly exposed to the risk that we may be found to be operating in jurisdictions without required licenses or authorizations or without being in compliance with local legal or regulatory requirements. For example, a number of our customers reside in Singapore. We are not currently licensed to trade forex in Singapore, but we have been in contact with the Monetary Authority of Singapore and plan to register for a license after successful completion of our initial public offering. If we are required by the Monetary Authority of Singapore to cease accepting customers prior to receiving a license, we will direct all existing customers to a white label partner. Furthermore, where we have taken legal advice we are exposed to the risk that our legal and regulatory analysis is subsequently determined by a local regulatory agency or other authority to be incorrect and that we have not been in compliance with local laws or regulations (including local licensing or authorization requirements) and to the risk that the regulatory environment in a jurisdiction may change, including in a circumstance where laws or regulations or licensing or authorization requirements that previously were not enforced become subject to enforcement. For instance, we have received an inquiry from the Financial Services Agency in Japan concerning which of our operating subsidiaries supports customers resident in Japan. Although we only solicit residents of Japan directly from Forex.com Japan Co., Ltd., our registered Japanese broker, we have previously accepted customers resident in Japan in our other non-U.S. operating subsidiaries. We are currently responding to the inquiry and have voluntarily ceased accepting customers resident in Japan in any operating subsidiary other than Forex.com Japan Co., Ltd. If required by the regulator, we will transfer all existing customers resident in Japan to Forex.com Japan Co., Ltd. We can provide no assurances that such customers will remain with Forex.com Japan Co., Ltd. In any of these circumstances, we may be subject to sanctions, fines and restrictions on our business or other civil or criminal penalties and our contracts with customers may be void or unenforceable, which could lead to losses relating to restitution of client funds or principal risk on open positions. Any such action in one jurisdiction could also trigger similar actions in other jurisdictions. We may also be required to cease the conduct of our business with customers in any such jurisdiction, and/or we may determine that compliance with the laws or licensing, authorization or other regulatory requirements for continuance of the business are too onerous to justify making the necessary changes to continue that business. In addition, any such event could impact our relationship with the regulators or self-regulatory organizations in the jurisdictions where we are subject to regulation, including our regulatory compliance or authorizations. In Japan the leverage ratio for forex products has changed to 50-to-1 effective August of 2010 and will be 25-to-1 effective August 2011. Furthermore, the new leverage ratio for spot gold that we offer in Japan will take effect beginning January 1, 2011, which is 20-to-1 and will require a license with the Japan Ministry of Economy, Trade and Industry and the Japan Ministry of Agriculture, Forestry and Fisheries. We are currently applying for such license. We are unable to quantify the impact of the changes in Japan on our future financial results.

Although we do not directly solicit residents of Canada, approximately 5.7% of our customer trading volume for the nine months ended September 30, 2010 was generated from customers located in Canada, with approximately 4.12% of our customer trading volume generated from customers in the Province of Ontario, 0.53% generated from customers in the Province of Quebec and 0.06% generated from customers in the Province of British Columbia. In Canada, the securities industry is governed by provincial or territorial legislation, and there is no national regulator. Local legislation differs from province to province and territory to territory.

The Canadian regulatory environment is complex and evolving, and our forex trading services may not have been, and may not currently be, compliant with the regulations of each province and territory. In June 2005, we were advised by the British Columbia Securities Commission, or BCSC, that we were required to register as a dealer to offer our trading services directly to residents of that province. We have therefore conducted our business in British Columbia through Questrade, Inc, a registered investment dealer in Canada, since August 2005. In addition, on October 30, 2009, the Ontario Securities Commission, or OSC, issued interim guidance pursuant to a staff notice which took the position that rolling spot foreign exchange contracts and similar over-the-counter derivative contracts sold using a trading platform similar to ours fall under the definition of securities, which would, absent exemptive relief, require, among other things, us to comply with the dealer registration and prospectus delivery requirements of Ontario securities law. In November 2010, we received correspondence from the OSC requesting information about our customers and business practices in Ontario and asking us to explain why our activities should not be considered in breach of dealer registration and prospectus delivery requirements under Ontario securities law. In its letter, the OSC states that it is acting in conjunction with the BCSC and the Quebec financial industry regulator, the Autorité des marchés financiers, or AMF, in its review of our activities. The OSC staff also provided a copy of a Statement of Allegations that was issued by the OSC staff in November 2010 to a third party introducing broker and authorized trader previously associated with us which was not registered as a dealer in Ontario that solicited clients over the Internet to invest in the currency market through our accounts in contraventions of dealer registration and prospectus delivery requirements under Ontario securities law.

We have also received notices from the AMF asserting violations of derivatives regulations in that province and directing us, in light of the alleged contraventions of regulatory requirements, to cease providing services in Quebec. We are currently responding to the regulators and have ceased accepting new customers from Quebec and Ontario. Effective November 22, 2010, we are directing all new customers resident in Quebec and Ontario to our white label partner, Questrade, Inc. If required by the regulators, we will also transfer all existing customers resident in Quebec and Ontario to Questrade, Inc. Accordingly, we anticipate that our profitability relating to our services in these provinces will decrease significantly and adversely affect our results of operations as we share a portion of the revenue generated from these customers with our white label partner. Our profitability relating to our Canadian business may be further impacted if we are required to enter into white label partnerships in the other provinces of Canada. If we deem it advisable and it is practicable to do so, we may seek to register as a dealer in various Canadian provinces and territories to offer our trading services directly. In addition to the impact on our profitability of our white label partnerships, we may also be subject to enforcement actions and penalties including disgorgement of profits and suspension of trading activities as well as customer claims in any province or territory, including Ontario and Quebec, where our forex trading operations are considered to contravene Canadian regulatory requirements.

We evaluate our activities in relation to jurisdictions in which we are not currently regulated by governmental bodies and/or self-regulatory organizations on an ongoing basis. As a result of these evaluations we may determine to alter our business practices in order to comply with legal or regulatory developments in such jurisdictions and, at any given time, are generally in various stages of updating our business practices in relation to various jurisdictions, including jurisdictions which account for one percent (1%) or less of our total retail customer trading volume. Depending on the circumstances, such changes to our business practices may result in increased costs or reduced revenues and negatively impact our financial results.

On a global basis, our AML-CIP has been structured to comply with applicable statutes and regulations in all jurisdictions where we operate. Firms operating in the financial services industry are subject to a variety of statutory and regulatory requirements that require them to know their customers and monitor their customers’ transactions for suspicious financial and trading activities. We have established a comprehensive AML and CIP, designated an anti-money laundering compliance officer, and trained employees as required. Our CIP may include both a documentary and a non documentary review and analysis of the potential customer. In addition to our internal review of a prospective customer’s identity we also contract with third party global providers of background checks to perform non-documentary, database reviews on each prospective customer. These procedures and tools, coupled with our periodic training, assist us in complying with the AML-CIP requirements in this area.

Net Capital Rule

GAIN Capital Group, LLC, our regulated, wholly-owned subsidiary, and its regulated affiliates, are subject to jurisdictional specific minimum net capital requirements, designed to measure the general financial integrity and liquidity of a regulated entity. In general, net capital rules require that at least a minimum specified amount of a regulated entities assets be kept in relatively liquid form. Net capital is generally defined as net worth, assets minus liabilities, plus qualifying subordinated borrowings and discretionary liabilities, and less mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively other assets.

If a firm fails to maintain the required net capital, its regulator and the self-regulating organizations, or other regulatory bodies may suspend the firm or revoke its registration and ultimately could require the firm’s liquidation. The Net Capital Rule may prohibit the payment of dividends, the redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate, if the payment would reduce the firm’s net capital below required levels.

Regulators in the United States and other jurisdictions have established a series of new regulations that impact retail forex brokers, including substantial increases in minimum required regulatory capital, increased oversight of third-party introducing brokers and regulations regarding the execution of trades. Complying with these regulations may increase our operational costs, however we believe that these regulations have reduced the number of firms offering retail forex services, even as the number of retail forex customers and the volume traded has grown. As the retail forex industry consolidates scale will become increasingly important for retail forex brokers, presenting opportunities to larger firms, such as us, that can meet the more stringent regulatory requirements.

As part of our risk-management philosophy, we maintain capital levels in excess of those required under applicable regulations in multiple jurisdictions. We believe that our excess capital position in the United States compares favorably to that of many of our competitors that operate primarily in forex trading and positions us favorably for potential future increases of minimum capital requirements domestically and abroad. Additionally, we believe that our capital position enhances our access to foreign exchange liquidity, thereby improving our ability to provide customers with attractive pricing and facilitating our trading and hedging activities. In addition, our capital position allows us to provide capital to our affiliates as needed, to accommodate their business growth and meet potential increases of minimum capital requirements. The following table illustrates the excess capital levels we maintained as of September 30, 2010, amounts in millions.

	Minimum Regulatory	Capital Levels	Excess Net
Entity Name	Capital Requirements	Maintained	Capital

GAIN Capital Group, LLC	$25.84	$63.12	$37.28
GAIN Capital Securities, Inc.	$0.05	$0.42	$0.37
GAIN Capital-Forex.com U.K., Ltd.	$2.03	$18.33	$16.30
Forex.com Japan Co., Ltd.	$3.37	$8.71	$5.34
GAIN Capital Forex.com Australia, Pty. Ltd.	$0.14	$0.73	$0.59
GAIN Capital-Forex.com Hong Kong, Ltd.	$0.39 *	$0.91	$0.52
GAIN Global Markets, Inc.	$0.10	$0.26	$0.16

*	Which reflects the higher of $0.39 million or the sum of 1.5% of its aggregate gross foreign currency position and 5.0% of its adjusted liabilities (as calculated in accordance with the Securities and Futures (Financial Resources) Rules (Cap. 571N)).

Supervision and Compliance

The role of our compliance department is to provide education, supervision, surveillance, mediation and communication review. Many members of our senior management team are NFA-registered principals with supervisory responsibility over forex trading or other aspects of our business. In addition, all sales employees have successfully completed licensing requirements as mandated by their local regulatory regimes.

Our anti-money laundering screening is conducted using a mix of automated and manual review and has been structured to comply with recent regulations. We collect required information through our new account process and then screen accounts with several third-party databases for the purposes of identity verification and for review of negative information and appearance on the Office of Foreign Assets and Control, Specially Designated Nationals and Blocked Persons lists. Additionally, we have developed proprietary methods for risk control and continue to add specialized processes, queries and automated reports designed to identify money laundering, fraud and other suspicious activities.

Corporate Structure, Facilities and Properties

We currently occupy space in eight sites: Our headquarters in Bedminster, New Jersey; sales and support offices in New York City; the Cayman Islands; Jersey City; Woodmere, Ohio; London; Hong Kong, and a representative office and a technology development office in Shanghai. These sites comprise approximately 83,000 square feet in aggregate. Each site is leased by one of our wholly-owned subsidiaries, and we believe each site is suitable for our current use.

GAIN Facilities

				Headcount
				as of
			Lease	September 30,
Location	Function	Square Feet	Expiration	2010

Bedminster, New Jersey	Management, Marketing, Operations, Compliance, Legal, Human Resources, Call Center	45,000	December 2025	215
New York City, New York	Sales and Customer Service	23,294	May 2011	77
Tokyo, Japan	Management, Sales, Compliance, Operations	4,090	May 2011	20
Woodmere, Ohio	Management, Operations, Customer Service, Compliance	2,496	October 2010	6
London, England	Management, Sales, Compliance, Operations	2,160	March 2011	30
Hong Kong	Management, Sales, Compliance	1,804	February 2012	4
Singapore	Management, Sales, Compliance, Operations	1,969	January 2013	3
Australia	Management, Sales, Compliance, Operations	1,888	March 2013	6
South Korea	Sales	103	Month to Month	0

MANAGEMENT

Our executive officers, directors and other significant employees, and their ages and positions are set forth below:

Name	Age	Position

Executive Officers
Glenn H. Stevens(4)	47	President, Chief Executive Officer and Director
Henry C. Lyons	47	Chief Financial Officer and Treasurer
Timothy O’Sullivan	46	Chief Dealer
Samantha Roady(5)	40	Chief Marketing Officer
Directors
Mark E. Galant(4)(9)	52	Chairman of the Board of Directors
Crevan O’Grady(2)(3)(6)(7)	39	Director
Gerry McCrory(1)(6)	48	Director
James C. Mills(3)	44	Director
Peter Quick(1)(2)(3)(9)	54	Director and Lead Independent Director
Joseph Schenk(1)(4)	51	Director
Christopher S. Sugden(1)(3)	40	Director
Christopher W. Calhoun(4)(8)	40	Director
Susanne D. Lyons(3)	53	Director
Significant Employees
Alexander Bobinski	46	Executive Vice President, Operations
Andrew Haines	45	Chief Information Officer
Kenneth O’Brien	39	Senior Vice President, Strategic Integration
Daryl J. Carlough	39	Chief Accounting Officer and Corporate Controller

(1)	Member of Audit Committee.
(2)	Member of Nominating and Corporate Governance Committee.
(3)	Member of Compensation Committee.
(4)	Member of Risk Committee.
(5)	Ms. Roady was appointed an executive officer in August 2009.
(6)	Effective upon closing of our initial public offering, Messrs. McCrory and O’Grady intend to resign as a member of our board of directors.
(7)	Mr. O’Grady was elected to the board of directors in October 2010.
(8)	Mr. Calhoun was elected to the board of directors in October 2010.
(9)	Effective upon closing of our initial public offering, Mr. Galant will step down as chairman of our board of directors and Mr. Quick will be appointed chairman of the board of directors.

None of our directors is related to any other director or to any of our executive officers or significant employees.

Executive Officers

Glenn H. Stevens has served as our president and chief executive officer since June 2007 and a member of our board of directors since June 2007. From February 2000 to May 2007, Mr. Stevens served as one of our managing directors. From June 1997 to January 2000, Mr. Stevens served as managing director, head of North American sales and trading, at National Westminster Bank Plc (which was acquired by the Royal Bank of Scotland Group in 2000). From June 1990 to June 1997, Mr. Stevens served as managing director and chief forex dealer at Merrill Lynch & Co., Inc. Mr. Stevens is registered with the CFTC and NFA as a principal and associated person. Mr. Stevens received a BS in Finance from Bucknell University and an MBA in Finance from Columbia University.

Henry C. Lyons has served as our chief financial officer and treasurer since March 2008. From September 2006 to February 2008, Mr. Lyons served as senior vice president and chief financial officer at ACI Worldwide, a global provider of e-payment processing software and services. Mr. Lyons served from April 2004 to August 2006 as chief financial officer for Discovery Systems, a business unit of GE Healthcare Biosciences, Inc. From January 2001 to March 2004, Mr. Lyons was employed by Amersham Biosciences, Inc. (which was acquired by GE Healthcare in 2004) as corporate controller of the Biosciences division. Mr. Lyons received a BBA in Accounting from Millsaps College and an MBA from New York Institute of Technology.

Timothy O’Sullivan has served as chief dealer since March 2000. Mr. O’Sullivan manages the day-to-day operations of our trading desk. From March 1994 to March 2000, Mr. O’Sullivan served as director of the New York Sterling desk at Merrill Lynch & Co., Inc. Mr. O’Sullivan received a BS in Civil Engineering from the University of Delaware.

Samantha Roady has served as our chief marketing officer since August 2006. From September 1999 until August 2006, she was our senior vice president, marketing. From November 1994 to October 1999, Ms. Roady served as director of marketing for FNX Limited, a privately-held provider of trading and risk-management solutions to the international financial community. Ms. Roady is registered with the CFTC and NFA as a principal. Ms. Roady received a BA in International Affairs from James Madison University.

Non-Employee Directors

Mark E. Galant has served as chairman of our board of directors since our founding in October 1999. Since October 2008, Mr. Galant has served as chief executive officer and chairman of the board of directors of Tydall Trading LLC, a privately held high-frequency algorithmic trading firm. From October 1999 to June 2007, Mr. Galant served as our chief executive officer. From 1994 to 1999, Mr. Galant served as president of FNX Limited, an international provider of trading and risk-management systems. From 1991 to 1994, Mr. Galant served as global head of foreign exchange options trading at Credit Suisse. In May 2008, Mr. Galant founded the Galant Center for Entrepreneurship with the McIntire School of Commerce at the University of Virginia. Mr. Galant currently serves as a member of the board of directors Trader Tools, Inc. and Faros Trading, LLC. Mr. Galant received a BS in Finance from the University of Virginia and an MBA from Harvard Business School.

Christopher W. Calhoun has served as a member of our board of directors since October 2010. From April 2009 to October 2010, Mr. Calhoun served as our part-time senior advisor and our corporate secretary from June 2007 to October 2010. From June 2008 to April 2009, Mr. Calhoun served as our managing director. From December 2005 to July 2008, Mr. Calhoun served as our chief operating officer. From November 2000 to December 2005, Mr. Calhoun served in various positions with us, including vice president of operations and vice president of business technology. From March 1992 to March 2000, Mr. Calhoun served in a number of executive level roles, including chief operating officer, of FNX Limited, a privately-held provider of trading and risk-management solutions to the international financial community. Mr. Calhoun currently serves on the board of directors of SciVantage, Inc. Mr. Calhoun is registered with the CFTC and NFA as an associated person. Mr. Calhoun received a BS in Finance and an MBA from La Salle University.

Gerry McCrory has served as a member of our board of directors since September 2005. Since its founding in 1998, Mr. McCrory has served as managing director of Cross Atlantic Capital Partners, a venture capital firm and one of our largest stockholders. From 1997 to 1998, Mr. McCrory served as managing director of Cambridge Technology Partners (Ireland), a technology consulting firm now owned by Novell Corporation. Mr. McCrory is a fellow of the Institute of Chartered Accountants and received a first class degree in Economics from the University of Ulster and an MBA from University College Dublin. Mr. McCrory intends to resign as a member of our board of directors immediately upon the completion of this offering.

James C. Mills has served as a member of our board of directors since March 2006. Mr. Mills is a managing director at VantagePoint Venture Partners, Inc., a venture capital firm and one of our largest stockholders which he joined in September 2001. From October 1998 to April 2001, Mr. Mills served in a number of different capacities at Webvan Group, an online retail company. From February 1997 to October 1998, Mr. Mills held product management positions in the Application Server Division of Oracle Corporation, an enterprise software company. Mr. Mills received BA in Engineering Sciences from Dartmouth College and an MBA from Stanford University.

Crevan O’Grady has served as a member of our board of directors since October 2010. Since August 2010, Mr. O’Grady has served as a partner of 3i’s North American business, 3i Corporation. 3i is a venture capital firm and one of our largest stockholders. Since 2004, Mr. O’Grady has served as a partner in 3i’s European business, 3i plc. From 1997 to 2004, Mr. O’Grady served in various capacities at 3i plc, including director, and associate. Prior to joining 3i, Mr. O’Grady worked for KPMG UK plc (now KPMG UK, LLP). Mr. O’Grady is a qualified chartered accountant and received his business and accounting degree from Dundee University.

Peter Quick has served as a member of our board of directors since December 2006 and was designated lead independent director in 2008. Since May 2005, Mr. Quick has acted as a private investor managing a diversified portfolio of public and private investments. From July 2000 to May 2005, Mr. Quick served as the president and member of the board of governors of the American Stock Exchange, or AMEX. Prior to joining the AMEX, Mr. Quick served from January 1983 to March 2000 as president and chief executive officer of Quick & Reilly, Inc., a leading national discount brokerage firm, which was acquired by Bank of America. Mr. Quick currently serves as a member of our board of directors of Medicure, Inc., a publicly held pharmaceutical company focused on cardiovascular and cerebral vascular therapeutics, the board of governors of St. Francis Hospital and Good Shepherd Hospice and the board of directors of the Jefferson Scholars Foundation at the University of Virginia. Mr. Quick received a BS in Civil Engineering from the University of Virginia.

Joseph Schenk has served as a member of our board of directors since April 2008. Since June 2009, Mr. Schenk has served as senior managing partner of First NY Securities, LLC, a principal trading firm. From June 2008 to March 2009, Mr. Schenk served as chief executive officer of Pali Capital, Inc., a financial services firm. From January 2000 until December 2007, Mr. Schenk served as chief financial officer and executive vice president of Jefferies Group, Inc., a full-service investment bank and institutional securities firm. Mr. Schenk also served as senior vice president, corporate services, of Jefferies from September 1997 through December 1999. From January 1996 through September 1997, Mr. Schenk served as chief financial officer and treasurer of Tel-Save Holdings, Inc., (now Talk America Holdings, Inc.). From September 1993 to January 1996, Mr. Schenk served as Vice President, Capital Markets Group, with Jefferies. Mr. Schenk received a BS in Accounting from the University of Detroit.

Christopher S. Sugden has served as a member of our board of directors since April 2006. He is Managing Partner and Chairman of the investment committee of Edison Venture Fund, a venture capital fund and one of our largest stockholders. Since May 2007, Mr. Sugden has served as a general partner of Edison Venture Fund. From April 2002 to May 2007, Mr. Sugden held various positions with Edison Venture Fund, including partner and principal. From January 1999 to December 2001, Mr. Sugden served as executive vice president and chief financial officer of Princeton eCom, a privately held financial services software company. Mr. Sugden currently serves as a member of the board of directors of Billtrust, Inc., Business Financial Services, Inc., Folio Dynamix, Inc., IPP of America, Inc., Operative Media, Inc., Trader Tools, Inc., and SciVantage, Inc. A certified public accountant, Mr. Sugden received a BA in Accounting, with Honor, from Michigan State University.

Susanne D. Lyons has served as a member of our board of directors since January 2009. Ms. Lyons retired in September 2007. From June 2004 to September 2007, Ms. Lyons served as executive vice president and chief marketing officer of Visa, USA. From 2003 to 2004, Ms. Lyons served as managing director of Russell Reynolds Associates, an executive search firm. From 1992 to 2001, Ms. Lyons served in various senior capacities at Charles Schwab & Co., including president of retail client services and chief marketing officer. Prior to 1992, Ms. Lyons served in various capacities at Fidelity Investments. Ms. Lyons received a BA from Vassar College and an MBA from Boston University.

Significant Employees

Alexander Bobinski has served as our executive vice president, operations, since September 2008. Mr. Bobinski served as chief financial officer and chief compliance officer of our wholly-owned subsidiary, GAIN Capital Group since August 2005. From January 2002 to March 2005, Mr. Bobinski served as chief financial officer at Refco, LLC, the global commodity futures trading and clearing entity of Refco, Inc. On October 15, 2007, a petition under the federal bankruptcy laws was filed against Mr. Bobinski by Marc Krischner, as trustee for the Refco Litigation Trust, relating to the October 2005 bankruptcy of Refco, Inc., and was settled in March 2008. From July 1990 to December 2001, Mr. Bobinski served as vice president and controller for the futures and options business at Nomura

Securities International, a global clearing firm, commodity pool operator and trading advisor. Mr. Bobinski is registered with the CFTC and NFA as a principal. Mr. Bobinski, a Certified Public Accountant, received a BS in Business Administration/Accounting from Ramapo College of New Jersey.

Andrew Haines has served as our chief information officer since September 2007. From September 2004 to July 2005 Mr. Haines was President at Arch Technology Group, LLC, a private technology consulting firm. From July, 2005 until September 2007, Mr. Haines served as our vice president, application development. From January 2004 to September 2004, Mr. Haines served as the chief information officer and vice president of technology at Bluefly, Inc., a publicly held online retailer. Mr. Haines received a BS in Finance from the University of Delaware and his MA in Technology Management from the Stevens Institute of Technology.

Kenneth O’Brien has served as our senior vice president, strategic integration since January 2008. From December 2004 to December 2007, Mr. O’Brien served as our vice president, product management & strategic alliances. From July 2004 to December 2004, Mr. O’Brien served as vice president, North American sales of Accurate Software, Inc., a privately held provider of financial electronic commerce services and products that was acquired by CheckFree Software in 2005. From May 2002 to July 2004, Mr. O’Brien served as vice president, North American sales for City Networks, Inc., a privately held provider of back-office operational software. From July 1994 to May 2002, Mr. O’Brien served in various capacities, including managing director, director of sales support and Product Manager of back office operations, at FNX Limited, a privately-held provider of trading and risk-management solutions to the international financial community. Mr. O’Brien received a BS in Business Administration from La Salle University.

Daryl J. Carlough has served as our Chief Accounting Officer and Corporate Controller since joining us in December 2009. He has over thirteen years of experience in accounting and auditing, operations, business systems, risk management, international, human resources and mergers and acquisitions. Prior to joining us, Mr. Carlough served as director of finance from August 2006 to December 2009 at L-1 Identity Solutions, Inc. From April 2005 to August 2006 Mr. Carlough served as assistant corporate controller at Viisage Technology, which merged into L-1 Identity Solutions, Inc. in August 2006. Prior to that, Mr. Carlough served at The Macgregor Group as corporate controller, from July 2001 to April 2005, which was acquired by Investment Technology Group. Mr. Carlough started his career at Ernst & Young LLP. He is a Certified Public Accountant, and he received an MBA and MS in Accounting from Northeastern University as well as a BS in Business Administration in Finance from Stonehill College.

Board Leadership Structure

Currently, the chairman of our board of directors is a nonexecutive position separate from our chief executive officer. The chairman of our board of directors, Mr. Galant, is uniquely positioned as our founder and former president and chief executive officer and a leader in the industry to help our board of directors provide guidance to management set our strategic direction and provide appropriate oversight.

Since 2008, our board of directors has designated a lead independent director who acts as the leader of the independent directors and as chairperson of the executive sessions of our independent directors, serves as a nonexclusive intermediary between the independent directors and management, including our chairman and chief executive officer and president, provides input to the chairman in planning agendas for our board of directors’ meetings and facilitates discussions among the independent directors as appropriate between board of directors’ meetings. Mr. Quick, with more than 20 years of experience in the financial services industry and corporate governance experience as the President of the American Stock Exchange, currently serves as our lead independent director.

Effective upon closing of our initial public offering, Mr. Galant will step down as chairman of our board of directors and Mr. Quick will be appointed chairman of the board of directors. Although we recognize that different board leadership structures may be appropriate for companies in different situations and believe that no one structure is suitable for all companies, we believe our board leadership structure, which will include an independent chairman, is optimal to provide strong independent exercise of oversight responsibilities.

Our board of directors has an active role, as a whole and at the committee level, in overseeing management of our business and risks. Our board of directors regularly reviews information regarding our financial results, liquidity and operations, as well as risks associated with each. Our compensation committee is responsible for overseeing and managing our compensation plans and arrangements. The audit committee oversees, reviews and manages our financial risks. The nominating and corporate governance committee monitors and manages independence of our board of directors and potential conflicts of interest. The risk committee oversees our risk-management practices. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports and management presentations to the full board of directors about such risks.

Each member of our board of directors possesses certain attributes, skills and experiences that we, and the board of directors, believe uniquely qualify each director to serve on our board of directors. Specifically,

Mr. Galant has extensive experience in the forex and financial services industries and is our founder, former president and chief executive officer.

Mr. Stevens, our current president and chief executive officer, has more than 25 years of experience in the forex industry.

Mr. O’Grady, a representative of 3i Growth Capital, one of our largest stockholders, has extensive private equity and investment experience in the financial services industry. Mr. O’Grady intends to resign as a member of the Board of Directors upon the closing of our initial public offering.

Mr. McCrory, a representative of Cross Atlantic Capital Partners, one of our stockholders, has extensive private equity and investment experience in the financial services industry. Mr. McCrory intends to resign as a member of the Board of Directors upon the closing of our initial public offering.

Mr. Mills, a representative of VantagePoint Venture Partners, one of our largest stockholders, has extensive expertise in the technology, software and private equity industries.

Mr. Quick, the former president of the American Stock Exchange and president and chief executive officer of Quick & Reilly, Inc., has significant operational and corporate governance experience. Mr. Quick will be Chairman of the Board effective upon the closing of our initial public offering.

Mr. Schenk, the former chief financial officer of Jefferies Group, has both financial expertise and financial markets experience.

Mr. Sugden, a representative of Edison Venture Fund, one of our largest stockholders, has extensive investment experience as a venture capitalist and financial expertise as a former chief financial officer.

Mr. Calhoun, our former managing director and chief operating officer, has both operational and forex industry experience.

Ms. Lyons, the former chief marketing officer of Visa USA, has extensive marketing experience.

Board of Directors Composition

Independent Directors

Our board of directors is currently composed of ten members and will be composed of eight members as of the closing of this offering. Messrs. McCrory and O’Grady intend to resign as members of our board of directors immediately upon completion of this offering. Messrs. Mills, Sugden, Quick and Schenk and Ms. Lyons qualify as independent directors in accordance with the published listing requirements of the NYSE. The NYSE independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as further required by the NYSE rules, our board of directors has made a subjective determination as to each independent director that no relationships exist that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Staggered Board Structure

Our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the closing of this offering, provide for a board of directors consisting of three classes of directors as nearly equal in size as possible, class I, class II and class III, with each class serving staggered three-year terms. Upon the completion of this offering, the members of the classes on our board of directors will be divided as follows:

•	the class I directors will be Peter Quick, James C. Mills and Glenn H. Stevens, and their terms will expire at the first annual meeting of stockholders following consummation of this offering;

•	the class II directors will be Mark E. Galant and Christopher S. Sugden and their terms will expire at the second annual meeting of stockholders following consummation of this offering; and

•	the class III directors will be Susanne D. Lyons, Joseph Schenk and Christopher W. Calhoun, and their terms will expire at the third annual meeting of stockholders following consummation of this offering.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, provide that the number of authorized directors may be changed only by resolution of a majority of the number of directors present at a meeting and any vacancies or new directorships on our board of directors may be filled by a majority vote of the directors then in office.

Election Arrangements

Messrs. Galant, McCrory, Sugden, O’Grady, Mills, Stevens, Quick, Schenk and Calhoun were elected pursuant to a voting agreement contained in the stockholders agreement we entered into with certain holders of our common and preferred stock. These provisions contained in the stockholders agreement will terminate upon the closing of this offering and all outstanding shares of preferred stock will be converted into shares of our common stock in connection with this offering, and except for a provision in our bylaws requiring our Board of Directors to nominate a designee of VantagePoint Venture Partners (currently Mr. Mills) for election at our 2011 Annual Meeting of Stockholders and to ensure the subsequent appointment of a designee of VantagePoint Venture Partners in the event he is not elected by our stockholders, there will be no further contractual obligations, or terms of our outstanding securities, regarding the election of our directors. Upon the effectiveness of our initial public offering, our directors will hold office for three-year terms and until their successors have been elected and qualified or their earlier death, resignation or removal.

Board Committees

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a risk committee. Our board of directors and its committees set schedules to meet throughout the year and can also hold special meetings and act by written consent under certain circumstances. The independent members of our board of directors will also regularly hold separate executive session meetings at which only independent directors are present. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Except for our risk committee, which includes Messrs. Stevens, Calhoun and Galant, each member of each committee of our board of directors will, as of the time of the effectiveness of the registration statement of which this prospectus forms a part, qualify as an independent director in accordance with the NYSE standards described above. Each committee of our board of directors will, prior to the completion of this offering, adopt a written charter approved by our board of directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of each charter will be posted on our website at www.gaincapital.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on, or that may be accessed through, our website into this prospectus.

Audit Committee

The audit committee of our board of directors oversees our accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our audit committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also discusses the scope and results of the audit with our independent registered public accounting firm, reviews with our management and our independent registered public accounting firm our interim and year-end results of operations and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, our audit committee has sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. Our audit committee is also responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and matters related to our code of business conduct, and for the confidential, anonymous submission by our employees of concerns regarding these matters. Our audit committee also is responsible for reviewing and approving all related party transactions in accordance with the related party transactions approval policy we will adopt prior to the completion of this offering.

The current members of our audit committee are Messrs. McCrory, Quick, Schenk and Sugden, and upon the effectiveness of the registration statement of which this prospectus forms a part, the members will be Messrs. Quick, Schenk and Sugden. The composition of our audit committee will, as of the time of the effectiveness of the registration statement of which this prospectus forms a part, meet the requirements for independence under the rules and regulations of the SEC and the listing standards of the NYSE, taking into account the relevant transition rules for IPO issuers. Mr. Schenk currently chairs the audit committee and will continue to chair the audit committee as of the time of effectiveness of the registration statement of which this prospectus forms a part.

Our board of directors has determined that Mr. Schenk is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated by the SEC.

Compensation Committee

The compensation committee of our board of directors has primary responsibility for discharging the responsibilities of our board of directors relating to executive compensation policies and programs. Specific responsibilities of our compensation committee include, among other things, evaluating the performance of our chief executive officer and determining our chief executive officer’s compensation. In consultation with our chief executive officer, it also determines the compensation of our other executive officers. In addition, our compensation committee administers our equity compensation plans and has the authority to grant equity awards and approve modifications of those awards under our equity compensation plans, subject to the terms and conditions of the equity award policy adopted by our board of directors. Our compensation committee also reviews and approves various other compensation policies and matters.

The current members of our compensation committee are Ms. Lyons and Messrs. O’Grady, Mills, Quick and Sugden, and upon the effectiveness of the registration statement of which this prospectus forms a part, the members will be Ms. Lyons and Messrs. Mills and Quick. Mr. Mills currently chairs the compensation committee. As of the time of the effectiveness of the registration statement of which this prospectus forms a part, Ms. Lyons will chair the compensation committee. The composition of our compensation committee will, as of the time of the effectiveness of the registration statement of which this prospectus forms a part, meet the requirements for independence under the rules and regulations of the SEC and the listing standards of the NYSE, taking into account the relevant transition rules for IPO issuers.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of our board of directors will oversee the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to our board of directors, and will evaluate the performance of our board of directors and individual directors. When identifying director nominees, our board of directors considers the qualifications and skills represented on our board of directors. One of the considerations evaluated by our board of directors is the diversity of experience and background of directors. This consideration is broad and is consistent with our company’s non-discrimination policies, and includes diversity of skill sets and experience as well as background, including race and gender. Our board of directors seeks candidates who possess the background, skills and expertise to make a significant contribution to our board of directors, to the Company and to its stockholders. There are no specific minimum qualifications that the nominating committee believes must be met by a nominee; however, desired qualities to be considered include: high-level leadership experience in business or administrative activities and significant accomplishments related thereto; breadth of knowledge about issues affecting us; proven ability and willingness to contribute special competencies to board of directors activities; personal integrity; loyalty to us and concern for our success and welfare; willingness to apply sound and independent business judgment; awareness of a director’s vital role in assuring the our good corporate citizenship and corporate image; no present conflicts of interest; availability for meetings and consultation on Company matters; enthusiasm about the prospect of serving; and willingness to assume broad fiduciary responsibility.

Our nominating and corporate governance committee will also be responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and making recommendations to our board of directors concerning corporate governance matters.

The current members of our nominating and corporate governance committee are Messrs. O’Grady and Quick. Upon effectiveness of the registration statement of which this prospectus forms a part, the members of our nominating and corporate governance committee will be Ms. Lyons and Messrs. Sugden and Quick. Mr. Quick will chair the nominating and corporate governance committee. The composition of our nominating and corporate governance committee will, as of the time of the effectiveness of the registration statement of which this prospectus forms a part, meet the requirements for independence under the rules and regulations of the SEC and the listing standards of the NYSE, taking into account the relevant transition rules for IPO issuers.

Risk Committee

The risk committee assists our board of directors in overseeing our risk-management practices. Our risk committee reviews risk reports generated by our management to ensure that we are effectively identifying, monitoring and controlling operational, legal and regulatory risks. As appropriate, our risk committee communicates with other committees with respect to risk issues. In addition, the risk committee will also have oversight responsibilities for risks relating to our lending operations (credit risk), and risks and results related to our balance sheet (primarily our managed flow portfolio, capital and liquidity) and the impact of market conditions and interest rates on our operations.

Upon effectiveness of the registration statement of which this prospectus forms a part, the members of our risk committee will be Messrs. Galant, Stevens, Calhoun and Schenk. Mr. Galant will chair the risk committee. Mr. Schenk is an “independent director” under the applicable rules and regulations of the NYSE.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics prior to the effectiveness of the registration statement of which this prospectus forms a part. The code of business conduct and ethics will apply to all of our employees, consultants, officers and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of business conduct and ethics will be posted on our website at www.gaincapital.com under the Investors Relations section. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, at the same location on our website identified above and also in public filings. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on, or that may be accessed through, our website into this prospectus.

Compensation of Directors

The following table sets forth information concerning the total compensation paid to our current directors during fiscal year 2009 for their respective service on our board of directors. The compensation amounts presented in the table below are historical and are not indicative of the amounts we may pay our directors in the future. Directors who are also our employees receive no additional compensation for their services as directors. After our initial public offering, each nonemployee director will be entitled to receive an annual fee from us of $30,000. The chairpersons of our audit committee and compensation committee will each receive an additional annual fee of $10,000. Our nonemployee directors will also be entitled to additional compensation for attendance at in-person or telephonic board of directors or committee meetings of $1,500 for each in-person board of directors meeting attended, $750 for each telephonic board of directors meeting attended and $750 for each committee meeting, in-person or telephonic, attended. We also reimburse nonemployee directors for reasonable expenses incurred in connection with attending board of directors and committee meetings. Each nonemployee director will also be entitled to an annual grant of options or restricted stock valued at $75,000 of our common stock under our 2010 Omnibus Incentive Compensation Plan. The chairman of our board of directors will be entitled to equity grants at a ratio of 1.375 equity grants for every one equity grant made to the other nonemployee directors when equity grants are made. Nonemployee directors may elect to receive restricted stock units under our 2010 Omnibus Incentive Compensation Plan in lieu of the annual cash fees described above.

Change in
Pension
Value and
	Fees			Non-Equity	Nonqualified
	Earned or			Incentive	Deferred
	Paid in	Stock	Option	Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	(h)
Name(a)	($)(b)	($)(1)(2)(c)	($)(d)	($)(e)	($)(f)	($)(g)	Total ($)

Roger Tarika(2)	$36,750	$65,492	—	—	—	—	$102,242
Peter Quick	$48,250	$65,492	—	—	—	—	$113,742
Mark E. Galant(3)	$66,344	$90,044	—	—	—	—	$156,388
Joseph Schenk	$45,250	$65,492	—	—	—	—	$110,742
Susanne D. Lyons(4)	$8,250	$91,681	—	—	—	—	$99,931
Gerry McCrory	—	—	—	—	—	—	—
Ken Hanau(5)	—	—	—	—	—	—	—
James C. Mills	—	—	—	—	—	—	—
Christopher S. Sugden	—	—	—	—	—	—	—
Christopher W. Calhoun(6)	—	—	—	—	—	—	—
Crevan O’Grady(7)	—	—	—	—	—	—	—

(1)	Represents the grant date fair value of the stock awards granted in 2009 under FASB ASC 718, Compensation — Stock Compensation.
(2)	Mr. Tarika resigned from our board of directors in October 2010. There are no disagreements between Mr. Tarika and the Company on any matter relating to the Company’s operations, policies or procedures
(3)	The amount set forth under Stock Awards consists of (i) $90,044 that vested in 2009 from his immediately vested 2009 director grants.
(4)	Ms. Lyons was elected to our board of directors in January 2009.
(5)	Mr. Hanau was elected to our board of directors in June 2009 and resigned from our board of directors in October 2010. There are no disagreements between Mr. Hanau and the Company on any matter relating to the Company’s operations, policies or procedures.
(6)	Mr. Calhoun was elected to our board of directors in October 2010.
(7)	Mr. O’Grady was elected to our board of directors in October 2010.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of our board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee, nor any directors that will comprise our compensation committee upon effectiveness of the registration statement of which this prospectus forms a part, has ever been an employee of our company.

Executive Officers

Each of our executive officers has been appointed by our board of directors and serves until his or her successor is duly appointed and qualified.

Compensation Risk Analysis

We believe our approach to goal setting and setting of targets with payouts at multiple levels of performance assists in mitigating excessive risk taking that could harm our value or reward poor judgment by our executives. We believe we have allocated our compensation among base salary and short- and long-term compensation target opportunities in such a way as to not encourage excessive risk taking. In addition, we believe that the mix of equity award instruments used under our long-term incentive program also mitigates risk and properly accounts for the time horizon of risk.

Risk assessment

Management and the compensation committee, in consultation with Frederic W. Cook & Co., Inc., an independent compensation consulting firm, have reviewed our compensation policies and practices for executive officers and employees and determined that our compensation policies and practices do not encourage unnecessary risk taking and are not reasonably likely to have a material adverse effect on us. The compensation committee also reviewed our compensation policies and practices for certain design features that have been identified as having the potential to encourage excessive risk-taking, including:

•	too much focus on equity;

•	highly leveraged payout curves and uncapped payouts;

•	unreasonable goals or thresholds; and

•	steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds.

The compensation committee noted several design features of our cash and equity incentive programs for executive officers that reduce the likelihood of excessive risk-taking:

•	the program design provides a balanced mix of cash and equity, annual and longer-term incentives, and performance metrics (revenue and strategic objectives);

•	maximum payout levels for bonuses and performance awards are currently capped at 150% of target; and

•	compliance and ethical behaviors are integral factors considered in all performance assessments.

Similar bonus and compensation principles apply to all employees throughout the Company.

Compensation Discussion and Analysis

This section is intended to explain how and why our compensation committee made decisions with respect to the 2009 compensation of Glenn Stevens, our president and chief executive officer, or CEO, Henry Lyons, our Executive Vice President, Chief Financial Officer, or CFO, and Treasurer and the two most highly compensated executive officers other than our CEO and CFO who were serving as executive officers on December 31, 2009: Timothy O’Sullivan, executive vice president and chief dealer, and Samantha Roady, Executive Vice President and Chief Marketing Officer. This section also includes compensation for Christopher W. Calhoun, our Senior Advisor and Corporate Secretary from April 2009 to October 2010, who would have been considered an executive officer had he remained a full-time employee after April 2009. The compensation of these executive officers, whom we refer to as the “named executive officers,” or NEOs, is disclosed in the Summary Compensation Table and supplemental tables presented in this prospectus. This Compensation Discussion and Analysis, or CD&A, includes information regarding, among other things, our executive compensation philosophy, objectives and policies, as well as a discussion of each element of compensation.

Introduction

We are a global provider of online trading services, specializing in foreign exchange and contracts for difference. Customers and trading partners in more than 140 countries worldwide have utilized our award-winning trading platform; which transacts approximately $250.0 billion per month. In an effort to maintain our leadership position in our industry, we must attract and retain executives who are experienced in this industry and in running growing global businesses. Our long-term success is dependent on a leadership team with the integrity, skills and dedication necessary to oversee a dynamic organization and the vision to anticipate and respond to constant developments. Our executive compensation program is designed to motivate and reward individuals who possess these characteristics.

Summary of Our Executive Compensation Program

Program Objectives

Our executive compensation program is designed to further the Company’s annual and long-term business objectives by providing our executives with compensation that is competitive within our industry sector and that continues to offer an incentive to our executives to enhance the value of our stockholders’ investment. During 2009, our annual incentive program linked cash compensation directly to the attainment of annual revenue and EBITDA targets for the Company. Our long-term incentive awards help to ensure that our executives make a long-term commitment to the growth and profitability of the Company and provide further alignment with stockholder interests.

Except as described below, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and current compensation, between cash and non-cash compensation or among different forms of non-cash compensation. However, since we are a growing company our general philosophy is to keep base compensation to a nominally competitive level while rewarding employees through performance based annual incentives and long-term compensation. Our performance based annual incentive compensation is generally payable in cash and long-term incentive compensation is generally in the form of equity based compensation. Our experience has been that the breakdown of compensation in this manner is a significant motivator in attracting and retaining employees within our industry.

Elements of Compensation

The primary compensation elements for our executives, including the named executive officers, are:

•	base salary;

•	annual incentive awards;

•	long-term equity incentive awards; and

•	retirement and other benefits.

In addition, certain executives, including Messrs. Stevens and Lyons, have employment arrangements with the Company that provide potential payments and benefits upon termination of employment for a variety of reasons, including following a change in control of the Company. We believe that terminations of employment, both within and outside of the change in control context, are a cause of great concern and uncertainty for senior executives and that providing protections to our executives in such situations is appropriate in order to allow our executives to remain focused on their duties and responsibilities to the Company in all situations.

Competitive Market Analysis

In 2008, the compensation committee engaged Frederic W. Cook & Co., Inc., or Frederic Cook, an independent compensation consulting firm, to provide services relating to a competitive market analysis of the compensation of our named executive officers for the purpose of establishing 2009 compensation targets. The competitive market analysis was based on data gathered from proprietary surveys of executive compensation at a group of peer companies, or the Peer Group. In 2009, the Peer Group, which consisted of companies with businesses that compete in the same talent market as the Company, including primarily companies in the technology and online trading industries, was as follows:

•	E*TRADE

•	GFI Group

•	Knight Capital

•	thinkorswim Group

•	OptionsXpress

•	TradeStation Group

•	BGC Partners

•	Marketaxess

•	LaBranche & Company

•	DST Systems

•	Interactive Data

•	Factset Research Systems

•	Advent Software

Actions Relative to 2009 Compensation

Summary

Our compensation committee annually reviews each of the named executive officer’s total compensation, which includes base salary, annual incentive awards and long-term equity incentive awards. At the beginning of each year, our compensation committee, with the input of our chief executive officer, develops an annual management incentive plan for the year for our executives, including the named executive officers, which we refer to as the “MIP.” Awards under the MIP are determined based on the achievement of annual revenue and EBITDA targets. These targets are approved by our compensation committee. Fifty percent (50.0%) of the awards are paid quarterly, typically in the month following each quarter, based on quarterly progress towards our annual revenue and EBITDA targets. The remaining 50.0% of the awards are paid in the first quarter of the following year and are based on the achievement of our annual revenue and EBITDA targets.

The following is a summary of the actions taken in 2009 affecting the 2009 compensation of the named executive officers. Each of these actions was recommended by the compensation committee and approved by our board of directors. For a more detailed description of these actions, please refer to the sections entitled “— Base Salary,” “— Annual Incentive Awards” and “— Long-Term Equity Incentive Awards” following this summary.

In January 2009, the compensation committee reviewed an analysis prepared by Frederic Cook and determined to continue for 2009 the philosophies it used historically, which is to continue to pay for performance with nominally competitive salaries offset by rewarding employees through performance based annual incentives and long-term equity compensation, but to transition the programs toward public company pay levels.

•	In April 2009, the 2009 annual revenue and EBITDA targets were approved by our compensation committee and our board of directors.

•	In April 2009, July 2009, and October 2009, the named executive officers were paid their quarterly 2009 incentive award payouts under the MIP based on quarterly progress toward the incremental achievement of our annual revenue and EBITDA targets.

•	In December 2009, the named executive officers were provided long-term equity incentive awards, consisting of restricted stock units, which were based on an analysis by Frederic Cook of our Peer Group from the January 2009 review.

•	In January 2010, the named executive officers received the fourth quarter 2009 incentive award payouts under the MIP based on quarterly progress toward incremental achievement of our annual revenue and EBITDA targets for 2009.

•	In March 2010, the named executive officers received the remaining portion of their 2009 incentive award payouts under the MIP. Despite the shortfall in our annual revenue and EBITDA performance compared to target, several operating metrics, including new accounts and customer deposits, grew significantly in 2009. In addition, several strategic initiatives were successfully accomplished. As a result, our CEO proposed and the compensation committee approved, higher payouts for the remaining portion of the 2009 incentive award payouts. The compensation committee considered all of these factors in determining the final 2009 non-equity incentive award payments for the named executive officers.

The table below shows total cash compensation for our NEOs as calculated based on our achievement of our annual revenue and EBITDA targets as paid out after additional consideration by our CEO and compensation committee:

			Total Cash
			Compensation
			Calculated (Base
			Salary Plus Annual	Total Cash Compensation
	Awards Based on	Annual Incentive	Incentive Based on	Paid (Base Salary Plus
	Revenue and EBITDA	Awards Actually	Revenue and EBITDA	Annual Incentive Actually
Name	Achievement	Paid	Achievement)	Paid)

Glenn H. Stevens	$552,000	$694,000	$1,202,000	$1,344,000
Henry C. Lyons	$88,000	$91,000	$413,000	$416,000
Timothy O’Sullivan	$315,000	$478,000	$555,000	$718,000
Samantha Roady	$98,000	$159,000	$338,000	$399,000
Christopher W. Calhoun(1)	$—	$—	$126,250	$126,250

(1)	In April 2009, Mr. Calhoun agreed to modify his position as our managing director and he assumed a part-time position as a senior advisor, overseeing certain strategic initiatives. In connection with this change in responsibility, Mr. Calhoun’s compensation was modified to reflect his part-time employment, his salary was reduced and he was no longer eligible to take part in the MIP and other benefits. In October 2010, Mr. Calhoun was elected to the board of directors.

Mr. Stevens

Mr. Stevens’ total cash compensation is positioned higher than other NEOs of our Peer Group due to his unique background and experience in the financial services and the forex industries. Mr. Stevens was previously chief forex dealer at Merrill Lynch & Co., Inc. and was head of North American sales and trading at National Westminster Bank plc. Before moving to the position of CEO of our Company, Mr. Stevens was our Chief Dealer. The compensation paid to individuals that are head traders is among the highest paid at large banks and broker-dealers. Mr. Stevens’ background as a trader and his management skills make him a highly sought after executive. To retain his services, we have determined that his compensation is required to be at a level commensurate with positions at larger firms. To attract and retain Mr. Stevens, and those with his skill set, these firms would pay higher levels of compensation than those in our current Peer Group. Based on these factors, Mr. Stevens’ target compensation was set to rank above the 50th but below the 75th percentile for total cash compensation compared to our Peer Group. Consistent with the financial services and forex industries a greater portion of Mr. Stevens’ compensation is derived from variable incentive compensation. For 2009, Mr. Stevens’ compensation was set at 33% base salary and 67% variable incentive compensation. Mr. Stevens’ variable incentive compensation is above the 75th percentile of our Peer Group, however, when combined with his fixed compensation, Mr. Stevens’ overall compensation was 10% greater than the 50th and 20% below the 75th percentile of our Peer Group for total cash compensation. Mr. Stevens’ 2009 long term equity award of 43,130 restricted stock units was based on an analysis by our compensation consultant, Frederic Cook, of our Peer Group for a similar position, which factored in the amount of total shares authorized by our stockholders for this annual grant pool. Given that Mr. Stevens is the highest paid employee and has the most responsibility, Mr. Stevens was issued the largest amount of restricted stock units.

Mr. Lyons

Mr. Lyons joined the Company in 2009. Mr. Lyons has experience as a public company CFO and possesses a variety of financial and accounting skills; however, Mr. Lyons does not have the industry background and knowledge possessed by Mr. Stevens or Mr. O’Sullivan. Mr. Lyons’s overall compensation was 19% less than the 25th percentile of our Peer Group, with a higher portion of Mr. Lyons’s total cash compensation being comprised of fixed, in the form of base salary. For 2009, Mr. Lyons’s base salary accounts for 62% of his total cash compensation, and his variable incentive compensation accounts for 38% of his total cash compensation. Because a greater portion of Mr. Lyons’s compensation is fixed, our bonus calculations for the quarter ended March 31, 2009 determined that a bonus payment to Mr. Lyons was not warranted although bonus payments were made to the other NEOs with a higher variable incentive compensation percentage relative to Mr. Lyons. Mr. Lyons’s 2009 long term equity award of 10,000 restricted stock units was based on an analysis by our compensation consultant, Frederic Cook, of our Peer Group for a similar position, which factored in the amount of total shares authorized by our stockholders for this annual grant pool.

Mr. O’Sullivan

Mr. O’Sullivan is the Company’s Chief Dealer and has developed a very specific skill set through his years in the forex industry and his ten years of employment with us. As Chief Dealer, Mr. O’Sullivan manages our trade desk and monitors our risk exposure and profitability. Consistent with traders and chief dealers within the industry. Mr. O’Sullivan’s variable incentive compensation target is higher than his fixed compensation, currently set at 23% base salary and 77% variable incentive compensation. This payment mix is consistent with the payment mix for Mr. Stevens, who was formerly our Chief Dealer and is now our CEO. Mr. O’Sullivan’s total cash compensation is between the 25th and 50th percentile of our Peer Group for 2009. Mr. O’Sullivan’s overall compensation was 121% greater than the 25th percentile, but 20% less than the 50th percentile of our Peer Group. Historically, the Company has paid higher variable incentive compensation with lower base salaries. In order to be more in line with our Peer Group, in 2009 Mr. O’Sullivan was given a raise to increase his base salary, which is the fixed portion of his total cash compensation. Mr. O’Sullivan’s 2009 long term equity award of 7,500 restricted stock units was based on an analysis by our compensation consultant, Frederic Cook, of our Peer Group for a similar position, which factored in the amount of total shares authorized by our stockholders for this annual grant pool.

Ms. Roady

Ms. Roady is the Company’s Chief Marketing Officer and joined the Company in 1999. According to the Peer Group data, Ms. Roady’s total compensation was 1% less than the 25th percentile of our Peer Group. With over ten years of experience in the retail forex industry, Ms. Roady has developed a unique marketing skill set; however, she does not have the trading background and knowledge possessed by Mr. Stevens or Mr. O’Sullivan. As a result, a higher portion of Ms. Roady’s total cash compensation has been fixed, in the form of base salary, but her variable incentive compensation has been fixed at a higher percentage than Mr. Lyons, since Ms. Roady’s position is focused upon driving revenue for the Company. For 2009, Ms. Roady’s base salary accounts for 50% of her total cash compensation and her variable incentive compensation accounts for 50% of her total cash compensation. Historically, the Company has paid higher incentive compensation with lower base salaries. In order to be more in line with our Peer Group, in 2009 Ms. Roady was given a raise to increase the fixed portion of her total cash compensation. Ms. Roady’s 2009 long term equity award of 8,000 restricted share units was based on an analysis by our compensation consultant, Frederic Cook, of our Peer Group for a similar position, which factored in the amount of total shares authorized by our stockholders for this annual grant pool.

Ms. Roady and Mr. Lyons received higher equity awards than Mr. O’Sullivan based on their peers in similar roles. Traders such as Mr. O’Sullivan have a higher cash compensation and lower equity portion of overall compensation compared to Mr. Lyons and Ms. Roady.

Base Salary

We fix executive officer base compensation at a level that is based on the collective industry experience of our compensation committee, survey data based on publicly available sources and the executive officer’s previous compensation history. We aim to set base salaries at levels which we believe best enable us to hire and retain individuals in a competitive environment and reward individual performance according to satisfactory levels of contribution to our overall business goals. We make periodic adjustments to base salary based on individual performance and contributions, market trends, competitive position and our financial situation. We view base compensation as one component of our named executive officers’ total annual cash compensation and sometimes change the mix between base compensation and annual incentive compensation. The salaries of Mr. O’Sullivan and Ms. Roady were increased by approximately 20% and 17%, respectively, for 2009. The 2009 salary increases for Mr. O’Sullivan and Ms. Roady were awarded to increase the base compensation portion of their total cash compensation target. Based upon benchmarking data within the Frederic Cook Peer Group study received from our compensation consultant, Frederic Cook, our compensation committee determined that it was advisable to allocate a larger portion of the total target compensation to the base compensation paid to Mr. O’Sullivan and Ms. Roady. The salaries of Messrs. Stevens and Lyons did not change for 2009. The base salaries earned by the named executive officers during 2009 are reported in the Summary Compensation Table on page 135 of this prospectus.

Annual Incentive Awards

At the beginning of each year, our compensation committee, with the input of our chief executive officer, develops the MIP for the year for our executives, including the named executive officers and other key employees. This plan is then submitted to Frederic Cook for analysis and the compensation committee for consideration and approval. The MIP serves to attract, retain and motivate our executives by tying potential cash awards to the achievement of a mix of corporate and individual performance objectives approved by our compensation committee on an annual basis.

Establishment of Target Award Levels and Measures

In January 2009, the compensation committee reviewed an analysis prepared by Frederic Cook. We continue to pay for performance with above-market incentive compensation opportunities, but we are transitioning the programs toward public company pay levels. The 2009 executive compensation levels were rebalanced to adjust Mr. O’Sullivan’s and Ms. Roady’s salaries higher and to adjust their incentive compensation opportunities in line with total annual cash compensation at targets based on the Frederic Cook Peer Group study. In addition, we established target award performance measures under the MIP, with target award opportunities consistent with the employment agreements of the named executive officers.

Target
Incentive
Compensation
as a %
Name	Base Salary

Glenn H. Stevens	225%
Henry C. Lyons	62%
Timothy O’Sullivan	348%
Samantha Roady	108%
Christopher W. Calhoun	—

For 2009, the target corporate revenue was $210 million and target EBITDA was $90 million. The table below shows each NEO’s MIP payout, assuming 100% achievement of target:

Target Total
Incentive
Name	Compensation

Glenn H. Stevens	$1,462,500
Henry C. Lyons	$201,000
Timothy O’Sullivan	$836,000
Samantha Roady	$260,000
Christopher W. Calhoun	$—

Target award opportunities were based on the results of executive compensation market analysis conducted by Frederic Cook, commencing in November 2008. Based on its analysis of the market comparable compensation data, including proprietary survey sources containing functional position matches of comparable scope to the named executive officers and compensation data from the Peer Group, the compensation committee noted that the target annual incentive award opportunities for the named executive officers ranked between the 50th and 75th percentile, with the exception of the CEO, who ranked above the 75th percentile, reflected in the survey and aggregate Peer Group data.

2009 Award Payouts

In February 2010, our CEO formulated his recommendations for the compensation committee with respect to proposed annual incentive award payouts under the 2009 MIP. In developing his recommendations, our CEO considered the quarterly award payments made throughout 2009 based on quarterly achievement of our annual revenue and EBITDA targets for 2009 and reviewed the Company’s performance against the corporate revenue and EBITDA targets for the full year. During 2009, we achieved revenue of $155 million and EBITDA of $44 million compared to targets of $210 million, and $90 million, respectively. In addition, our CEO made subjective assessments of each NEOs contribution towards corporate strategic initiatives. Our CEO determined, and the compensation committee concurred, that despite the shortfall in revenue and EBITDA compared to our targets, several operating metrics, including new accounts and customer deposits, grew significantly in 2009. In addition, several strategic initiatives, including the integration of MetaTrader, the launch of GAIN Securities, the acquisition and integration of Forex.com Japan Co., Ltd., the launch of CFDs, and the addition of several new white label partners, were successfully accomplished. The compensation committee considered all of these factors in determining 2009 non-equity incentive compensation payments for senior management. After discussion with our CEO, the compensation committee approved the 2009 MIP award payouts. Quarterly and annual payments for the entire year for each of the named executive officers are listed below:

	2009 Non-Equity Incentive Compensation Payments
	Q1	Q2	Q3	Q4	Annual	Total

Glenn H. Stevens	$44,000	$145,000	$50,000	$51,000	$404,000	$694,000
Henry C. Lyons	$—	$18,000	$8,000	$7,000	$58,000	$91,000
Timothy O’Sullivan	$40,000	$85,000	$42,000	$40,000	$271,000	$478,000
Samantha Roady	$9,000	$30,000	$10,000	$8,000	$102,000	$159,000
Christopher W. Calhoun	$—	$—	$—	$—	$—	$—

2010 MIP Targets

In March of 2010, the compensation committee reviewed an analysis prepared by Frederic Cook to assist the company in transitioning executive compensation toward public company pay levels. The 2010 MIP, approved by the compensation committee, targeted payments based on the firms’ financial results for revenue and no longer will include EBITDA. The rationale for the deletion of the EBITDA was the potential ability of management to limit marketing and other expenses, which could be an impediment to future growth for strategic initiatives, in an effort to achieve short-term EBITDA results. The 2010 MIP payout weighting is 65% based on achievement of annual revenue targets and 35% based on specific objectives for each NEO. The 2010 MIP targets, based on 100% achievement of revenue and personal objectives, are outlined below.

	Target Total	Target %
	Incentive	of
Name	Compensation	Base Salary

Glenn H. Stevens	$1,465,000	225%
Henry C. Lyons	$201,000	62%
Timothy O’Sullivan	$813,000	339%
Samantha Roady	$250,000	104%
Christopher W. Calhoun	$—	—%

Long-Term Equity Incentive Awards

Historically, our long-term equity incentive awards have consisted of restricted stock units. We believe that the upside potential in restricted stock units is attractive to our executives and other key employees. By providing our executives and other key employees with a direct stake in the Company’s success, these incentives are intended to assure a closer identification of their interests with those of our stockholders, stimulate their efforts on the Company’s behalf and strengthen their desire to remain with the Company. Typically, recommendations for long-term equity incentive awards for our executives, including the named executive officers, are made to our board of directors by the compensation committee taking into account the recommendations of our CEO, as appropriate. Our board of directors must approve all stock option grants and other equity awards to executives and directors.

In December 2009, the compensation committee approved long-term equity incentive awards in the form of restricted stock units to our executives, including the named executive officers, and other key employees. The recommended restricted stock unit grants were based on an analysis performed by Frederic Cook, which reviewed our Peer Group to formulate the grant to the NEOs. The decision to grant restricted stock units was based on our board of directors’ desire to incentivize management, in an uncertain economic climate, with the attractions of a “full value share” award (since restricted stock units have an intrinsic value equal to the market price of the Company’s common stock). The compensation committee determined that restricted stock units would be an appropriate way to both motivate these individuals and deliver value to them through a competitive compensation package, regardless of future market conditions.

The compensation committee uses long-term equity incentives to motivate our executives to promote the success of the Company’s business, even if the market remains flat or continues to deteriorate in the future. The restricted stock unit awards will vest based on continued service to the Company over four years in equal annual 25% increments. The compensation committee believes that these vesting requirements help to create and maintain an environment that motivates retention and longevity of our executives and other key employees.

2009 Long-Term Incentive Awards

	Restricted	Aggregate
	Stock	Grant Date
	Units	Fair Value
Name	(#)	($)

Glenn H. Stevens	43,130	$882,440
Henry C. Lyons	10,000	$204,600
Timothy O’Sullivan	7,500	$153,450
Samantha Roady	8,000	$163,680
Christopher W. Calhoun	—	—

Equity Award Grant Practices

Restricted stock units, stock options and other equity awards are granted under the GAIN Capital Holdings, Inc. 2006 Equity Compensation Plan, as amended. Generally, restricted stock units are granted to newly hired employees on the later of either the first day of employment with the Company or the date the award is approved by the compensation committee. Restricted stock units and other equity awards are granted to continuing executives, our other employees and directors on an annual basis. In the case of directors, stock options and other equity awards are granted when a new director joins our board of directors and then automatically thereafter on an annual basis on the first business day of each calendar year as part of the directors’ total compensation for the year. The compensation committee has engaged Frederic Cook to provide compensation consulting services to ensure the actions and recommendations are benchmarked to our industry. Our philosophy on long-term incentive compensation is based on an analysis of the market comparable compensation data, including proprietary survey sources containing functional position matches of comparable scope to the NEOs and compensation data from the Peer Group. The long-term incentive awards for the named executive officers we target to be ranked between the 50th and 75th percentile.

Recommendations for grants and awards to executives, including the named executive officers, and directors are made to our compensation committee. Our compensation committee must approve all stock option grants and other equity awards to executives and directors. Our compensation committee retains the discretion to make additional awards to executives at other times in connection with the initial hiring of a new executive, for retention purposes or otherwise.

Each stock option grant and other equity award must specify all of the material terms of the grant or award, including the date of grant, exercise price, vesting schedule, term and any other terms or conditions that the compensation committee or our board of directors deems appropriate. Option grants made to our executives, or any of our other employees or directors, are made with an exercise price equal to the fair market value of a share of the Company’s common stock on the date of grant. Our compensation committee can not delegate its authority or responsibility with respect to stock option grants to any other subcommittee of our board of directors or member of management.

The grant date fair value of the long-term incentive awards made to the named executive officers in 2009 is reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table on pages 135 and 136, respectively, of this prospectus.

Retirement, Nonqualified Deferred Compensation Plan and Other Benefits

We provide a Section 401(k) Retirement Savings Plan, which is a tax-qualified defined contribution plan, and a nonqualified deferred compensation plan to our executives and employees, including the named executive officers. Under the 401(k) plan, each participant may contribute up to 100.0% of his or her pretax compensation, up to a statutory limit, which for most employees was $16,500 in 2009. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. We match 25.0% of employee contributions up to $16,500 for all employees who have been employed with us for less than three years, and we match 50.0% of employee contributions up to $16,500 for all employees who have been employed with us for more than three years. The Company’s matching contributions to the accounts of the named executive officers are disclosed in the Summary Compensation Table on page 130 of this prospectus. None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by us.

Additional benefits received by our executives, including the named executive officers, include health-care benefits, dental, vision, disability and life insurance coverage. These benefits are provided on the same basis as to all of our employees.

Employment, Severance and Change in Control Arrangements

We have an employment agreement with each of our named executive officers other than Mr. Calhoun. Among other terms, the employment agreements provide for payments and other benefits if we terminate the executive’s employment without cause, or if he or she terminates employment for good reason. The amount of severance payable differs depending on whether the termination of employment occurs before or after a change in control of GAIN.

Our compensation committee approved these severance and change in control provisions in these agreements because such provisions allow our executives to focus on the best interests of the Company, including long-term goals and strategic interests, to the benefit of the shareholders. In addition, the committee desired to alleviate the financial hardships which may be experienced by the executives if their employment is terminated under specified circumstances and to reinforce and encourage the continued attention and dedication of those executives to their assigned duties, notwithstanding the potential impact a change in control transaction could have on their respective careers or positions. The severance level for Mr. Stevens is greater than for the other executives because of his greater responsibilities with respect to our company. There are no severance arrangements in place for Mr. Calhoun.

The severance and change in control arrangements applicable to our named executive officers are set forth in each of their respective employment agreements, as discussed in detail below under the heading “— Potential Payments Upon Termination or Change in Control.” The severance and change in control arrangements were individually negotiated with each executive to whom it applies.

In general terms, a change in control occurs: (i) if a person, entity or affiliated group acquires more than 50.0% of our then outstanding voting securities; (ii) if we merge into another entity, unless the holders of our voting shares immediately prior to the merger have at least 50.0% of the combined voting power of the securities in the merged entity or its parent; (iii) if we sell or dispose of assets of the Company that have a total gross fair market value equal to or more than 75% of the total gross fair market value of all of the assets of the Company immediately before such acquisition of acquisitions; or (iv) if a majority of the members of our board of directors is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the incumbent board members.

In the event of a change in control, in the case of outstanding options and restricted stock units held by all grantees under the terms of our 2006 Equity Compensation Plan or any applicable successor plan, all options and restricted stock units vest, unless our compensation committee determines otherwise. Similarly, the restricted stock unit agreements of all holders of restricted stock units provide for accelerated payment of vested restricted stock units upon the occurrence of a change in control. In addition, the employment agreements in place with our named executive officers include accelerated vesting provisions in the event that the executive’s employment is terminated without cause or the executive resigns with good reason within a specified period after a change in control occurs. Our compensation committee believes that these contractual rights provide a valuable incentive for management. For more details regarding the terms of the employment agreements, see “— Potential Payments Upon Termination or Change of Control — Employment Agreements and Change of Control Arrangements” below.

Tax and Accounting Treatment

As discussed above, our compensation committee considers the tax and accounting treatment associated with the cash and equity awards it makes, although these considerations are not dispositive. Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 per person on the amount of compensation that we may deduct in any one year with respect to each of our named executive officers. There is an exemption from the $1,000,000 limitation for performance-based compensation that meets certain requirements. Since we are a privately held corporation, section 162(m) does not currently apply to our compensation. Under the transition rules, in general, compensation paid under a plan that existed while we are private is exempt from the $1,000,000 deduction limit until the third annual meeting of our stockholders following our initial public offering or, if earlier, until the plan is materially modified. We will take these transition rules into account when awarding compensation to our named executive officers. To maintain flexibility in compensating officers in a manner designed to promote varying corporate goals, our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee may approve compensation or changes to plans, programs or awards that may cause the compensation or awards to exceed the limitation under section 162(m) if it determines that action is appropriate and in our best interests.

Executive Compensation

Summary compensation table

The table below presents the annual compensation for services to us in all capacities for the periods shown for our named executive officers. All dollar amounts are in U.S. dollars.

						Change in
						Pension Value
						and
						Nonqualified
					Non-Equity	Deferred
Name and			Stock	Option	Incentive Plan	Compensation	All Other
Principal		Salary	Awards(1)	Awards(1)	Compensation	Earnings	Compensation		Total
Position(a)	Year(b)	($)(c)	$(e)	(f)	($)(g)	($)(h)	($)(i)		($)(j)

Glenn H. Stevens	2009	$650,000	882,440	—	$694,000	—	$26,174	(2)	$2,252,614
President and Chief	2008	$650,000	2,205,000	—	$2,302,000	—	$24,748	(3)	$5,181,748
Executive Officer
Christopher W. Calhoun(4)	2009	$126,250	—	—	$—	—	$8,280	(5)	$134,530
Senior Advisor and Secretary	2008	$263,125	735,000	—	$440,000		$22,852	(6)	$1,460,977
Henry C. Lyons	2009	$325,000	204,600	—	$91,000	—	$10,765	(7)	$631,365
Chief Financial Officer and Treasurer	2008	$270,833	918,750		$253,000		$429	(8)	$1,443,012
Timothy O’Sullivan	2009	$223,300	153,450	—	$478,000	—	$22,972	(9)	$877,722
Chief Dealer	2008	$200,000	367,500		$968,000		$14,014	(10)	$1,549,514
Samantha Roady	2009	$225,400	163,680	—	$159,000	—	$14,548	(11)	$562,628
Chief Marketing Officer	2008	$203,333	367,500		$316,000		$13,930	(12)	$900,763

(1)	The amounts shown in this column represent the aggregate grant date fair value of restricted stock units granted during fiscal year 2009 under the 2006 Equity Compensation Plan calculated in accordance with FASB ASC 718, Compensation — Stock Compensation. For information on assumptions used in determining fair value of these stock awards, refer to Notes 2 and 13 to our consolidated financial statements included in the prospectus.
(2)	This amount includes: (i) $8,250 in employer matching contribution to our 401(k) plan; (ii) $8,640 in car allowance ($720 per month); (iii) $8,426 in country club membership; and (iv) $858 for payment of term life insurance premiums.
(3)	This amount includes: (i) $7,750 in employer matching contribution to our 401(k) plan; (ii) $8,640 in car allowance ($720 per month); (iii) $7,500 in country club membership; and (iv) $858 for payment of term life insurance premiums.
(4)	In April 2009, Mr. Calhoun agreed to modify his position as our managing director and he agreed to assume a part-time position as a senior advisor, overseeing certain strategic initiatives. In connection with this change in responsibility, Mr. Calhoun’s compensation was modified to reflect his part-time employment and his salary was reduced to $50,000 per year. In October 2009, Mr. Calhoun’s annual compensation was increased to $100,000 annually to reflect increased responsibilities. In October 2010, Mr. Calhoun was elected to our board of directors. As a result, Mr. Calhoun is no longer a part-time employee.
(5)	This amount includes: (i) $6,313 in employer matching contribution to our 401(k) plan; (ii) $1,800 in car allowance; and (iii) $168 for payment of term life insurance premiums.
(6)	This amount includes: (i) $7,750 in employer matching contribution to our 401(k) plan; (ii) $7,200 in car allowance ($600 per month); (iii) $7,500 in country club membership; and (iv) $402 for payment of term life insurance premiums.
(7)	This amount includes: (i) $1,872 in employer matching contribution to our 401(k) plan; (ii) 8,426 in country club membership; and (iii) $467 for payment of term life insurance premiums.
(8)	This amount includes $429 for payment of term life insurance premiums.
(9)	This amount includes: (i) $8,250 in employer matching contribution to our 401(k) plan; (ii) $6,000 in car allowance ($500 per month); (iii) $8,426 in country club membership; and (iv) $296 for payment of term life insurance premiums
(10)	This amount includes: (i) $7,750 in employer matching contribution to our 401(k) plan; (ii) $6,000 in car allowance ($500 per month); and (iii) $264 for payment of term life insurance premiums.
(11)	This amount includes: (i) $8,250 in employer matching contribution to our 401(k) plan; (ii) $6,000 in car allowance ($500 per month); and (iii) $298 for payment of term life insurance premiums.
(12)	This amount includes: (i) $7,750 in employer matching contribution to our 401(k) plan; (ii) $6,000 in car allowance ($500 per month); and $180 for payment of term life insurance premium.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards to the named executive officers during the year ended December 31, 2009. The estimated possible payouts under non-equity incentive plan awards consist of the incentive compensation plans that are described in ‘‘— Actions Relative to 2009 Compensation — Annual Incentive Awards.” The actual amounts realized in respect of the non-equity plan incentive awards in respect of 2009 are reported in the Summary Compensation Table under the Non-Equity Incentive Plan Compensation column.

					All Other Stock
					Awards:	Grant Date Fair
		Estimated Possible Payouts Under Non-equity Incentive Plan Awards			Number of	Value of Stock and
		Threshold	Target	Maximum	Shares of Stock	Option Awards
Name (a)	Grant Date (b)	($)(c)	($)(d)	($)(e)	or Units (i)(#)	(1)(2)

Glenn H. Stevens	12/15/09		$1,462,500		43,130	$882,440
Christopher W. Calhoun	—		—		—	—
Henry C. Lyons	12/15/09		$201,000		10,000	$204,600
Timothy O’Sullivan	12/15/09		$836,000		7,500	$153,450
Samantha Roady	12/15/09		$260,000		8,000	$163,680

(1)	Includes only those columns relating to plan-based award granted during 2009. All other columns have been omitted.
(2)	The grant date fair value was determined by multiplying the number of shares times $20.46, the fair value per share on the grant date.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding unexercised stock options and restricted stock awards that had not vested for each of the named executive officers as of December 31, 2009. For more information on equity awards made to the named executive officers see “— Actions Relative to 2009 Compensation — Summary — Long-Term Equity Incentive Awards.”

	Option Awards						Stock Awards
										Equity	Equity
										Incentive	Incentive Plan
				Equity						Plan	Awards:
				Incentive						Awards:	Market or
				Plan						Number of	Payout
				Awards:						Unearned	Value of
	Number of		Number of	Number of			Number of			Shares,	Unearned
	Securities		Securities	Securities			Shares		Market Value of	Units or	Shares,
	Underlying		Underlying	Underlying			or Units of		Shares or	Other	Units or
	Unexercised		Unexercised	Unexercised	Option	Option	Stock That		Units of Stock	Rights That	Other Rights
	Options		Options	Unearned	Exercise	Expiration	Have Not		That Have Not	Have Not	That Have Not
Name	Exercisable		Unexercisable	Options	Price	Date	Vested		Vested	Vested	Vested

Glenn H. Stevens	53,813	(1)	—	—	$1.75	6/10/2013	—		—	—	—
	20,000	(2)	—	—	$2.50	1/30/2014	—		—	—	—
	50,000	(2)	—	—	$2.50	1/30/2014	—		—	—	—
	10,000	(2)	—	—	$2.50	4/15/2014	—		—	—	—
	5,000	(2)	—	—	$2.50	9/30/2014	—		—	—	—
	60,000	(2)	—	—	$3.50	1/31/2015	—		—	—	—
	135,000	(1)	—	—	$4.50	6/15/2015	—		—	—	—
	50,000	(1)	—	—	$5.50	12/30/2015	—		—	—	—
	—		—	—	—	—	5,000	(3)(4)	$94,500	—	—
	—		—	—	—	—	1,983	(3)(4)	$37,469	—	—
	—		—	—	—	—	50,000	(3)(5)	$945,000	—	—
	—		—	—	—	—	45,000	(3)(6)	$850,500	—	—
	—		—	—	—	—	43,130	(3)(7)	$815,157	—	—

	Option Awards						Stock Awards
										Equity	Equity
										Incentive	Incentive Plan
				Equity						Plan	Awards:
				Incentive						Awards:	Market or
				Plan						Number of	Payout
				Awards:						Unearned	Value of
	Number of		Number of	Number of			Number of			Shares,	Unearned
	Securities		Securities	Securities			Shares		Market Value of	Units or	Shares,
	Underlying		Underlying	Underlying			or Units of		Shares or	Other	Units or
	Unexercised		Unexercised	Unexercised	Option	Option	Stock That		Units of Stock	Rights That	Other Rights
	Options		Options	Unearned	Exercise	Expiration	Have Not		That Have Not	Have Not	That Have Not
Name	Exercisable		Unexercisable	Options	Price	Date	Vested		Vested	Vested	Vested

Christopher W. Calhoun	10,833	(1)	—	—	$4.50	6/15/2015	—		—	—	—
	29,833	(2)	—	—	$5.50	12/30/2015	—		—	—	—
	25,000	(2)	—	—	$6.50	1/31/2016	—		—	—	—
	—		—	—	—	—	5,000	(3)(4)	$94,500	—	—
	—		—	—	—	—	20,000	(3)(5)	$378,000	—	—
	—		—	—	—	—	15,000	(3)(6)	$283,500	—	—
Henry C. Lyons	—		—	—	—	—	18,750	(3)(6)	$354,375	—	—
	—		—	—	—	—	10,000	(3)(7)	$189,000	—	—
Timothy O’Sullivan	3,333	(1)	—	—	$3.50	1/31/2015	—		—	—	—
	53,400	(1)	—	—	$4.50	6/15/2015	—		—	—	—
	50,000	(1)	—	—	$5.50	12/30/2015	—		—	—	—
	—		—	—	—	—	5,000	(3)(4)	$94,500	—	—
	—		—	—	—	—	1,343	(3)(4)	$25,373	—	—
	—		—	—	—	—	10,000	(3)(5)	$189,000	—	—
	—		—	—	—	—	7,500	(3)(6)	$141,750	—	—
	—		—	—	—	—	7,500	(3)(7)	$141,750	—	—
Samantha Roady	45,175	(1)	—	—	$4.50	6/15/2015	—		—	—	—
	50,000	(1)	—	—	$5.50	12/30/2015	—		—	—	—
	—				—	—	—		—
	—		—	—	—	—	5,000	(3)(4)	$94,500	—	—
	—		—	—	—	—	10,000	(3)(5)	$189,000	—	—
	—		—	—	—	—	7,500	(3)(6)	$141,750	—	—
	—		—	—	—	—	8,000	(3)(7)	$151,200	—	—

(1)	Such stock options vest ratably over three years, with one-third of the options vesting on each of the first three anniversaries of the grant date and have a term of ten years.
(2)	Such stock options were fully vested on the date of grant and have a term of ten years.
(3)	Such restricted stock units vest ratably over four years, with one-fourth of the options vesting on each of the first four anniversaries of the grant date.
(4)	Such restricted stock units were granted on December 31, 2006.
(5)	Such restricted stock units were granted on June 30, 2007.
(6)	Such restricted stock units were granted on April 15, 2008.
(7)	Such restricted stock units were granted on December 15, 2009.

Option Exercises and Stock Vested

The following table provides information regarding options exercised and stock awards vested for the named executive officers during the year ended December 31, 2009.

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares
	Acquired on	Realized on	Acquired on	Value Realized
Name	Exercise	Exercise	Vesting	on Vesting(1)

Glenn H. Stevens	—	$—	46,983	$1,083,738
Christopher W. Calhoun	—	$—	20,000	$445,843
Henry C. Lyons	—	$—	6,250	$137,262
Timothy O’Sullivan	—	$—	13,843	$282,664
Samantha Roady	—	$—	12,500	$261,788

(1)	Represents the fair market value of our common stock on the applicable vesting date, multiplied by the number of shares of restricted stock that vested on that date.

Potential Payments Upon Termination or Change in Control

Employment Agreements and Change in Control Arrangements

Glenn H. Stevens

Employment Agreement

Effective as of January 1, 2008, we entered into an employment agreement, the initial employment agreement, with Mr. Stevens, our president and chief executive officer. Mr. Stevens’ initial employment agreement provides that it will continue, unless earlier terminated by the parties, until December 31, 2010, or the Term. It further provides that the Term will be automatically extended for an additional one-year period unless either we or Mr. Stevens provide a written notice at least 90 days prior to the scheduled expiration of the initial Term. Mr. Stevens’ annual base salary under the initial employment agreement is $650,000, and is subject to be reviewed annually for appropriate increases by our board of directors. The initial employment agreement provides that Mr. Stevens will be eligible to receive quarterly and annual bonuses during the Term as determined by the compensation committee of our board of directors in its sole discretion. It also entitles Mr. Stevens to participate in any of our benefit plans and programs in place for our executive officers.

Mr. Stevens’ initial employment agreement provides for certain payments and benefits depending upon the circumstances of his termination of employment. If Mr. Stevens resigns without “Good Reason” (as defined in the agreement) or we terminate his employment for “Cause” (as defined in the agreement), we will pay to him any earned and unpaid salary through the date of his termination, as well as any accrued and unused paid time off and appropriate expense reimbursements, all of which we refer to as his accrued benefits. If Mr. Stevens dies or terminates employment due to disability during the Term, in addition to his accrued benefits, Mr. Stevens (or his estate) will be entitled to receive a pro rata bonus, based on the actual achievement of performance targets, for the performance periods (year and/or quarter, as applicable) in which his termination occurs. The pro rata bonus will be paid after the close of the applicable performance period when such bonuses are paid to other executives.

Mr. Stevens’ initial employment agreement provides that in the event we terminate his employment at any time without “Cause” (as defined in the agreement), he resigns for “Good Reason” (as defined in the agreement) or we decline to renew the agreement and his employment terminates at the end of the Term, he will be entitled to receive payment of his accrued benefits. In addition, the agreement provides that if his employment terminates under these circumstances and he executes a general release of any and all claims that he may have against us in connection with his employment or termination of employment, Mr. Stevens will be entitled to receive the following payments and benefits:

•	severance in the form of salary continuation payments for 18 months, equal to his monthly base salary in effect at that time;

•	payment of any accrued and unpaid bonuses earned prior to the date of his termination;

•	payment of a pro rata bonus, based on the actual achievement of performance targets, for the performance periods (year and/or quarter, as applicable) in which his termination occurs. The pro rata bonus will be paid after the close of the applicable performance period when such bonuses are paid to other executives;

•	continued health benefits at the same premium rates charged to other current employees for the 18 month period following termination of employment; and

•	with respect to outstanding equity awards, all equity grants held by Mr. Stevens at the time of his termination that would vest within the 24 month period following the termination date will immediately vest and become exercisable.

Mr. Stevens’ initial employment agreement also contains nondisclosure, noncompetition and nonsolicitation provisions. The nondisclosure provisions provide for protection of our confidential information. The noncompetition and nonsolicitation provisions of Mr. Stevens’ agreement prevent him from competing with us or soliciting our customers or employees for a period of 18 months following termination of employment for any reason. Mr. Stevens’ agreement also provides that his purchase right with respect to all securities of GCAM, LLC held by us, referred to as the Stevens Purchase Option (as defined in that certain Letter Agreement, dated as of January 1, 2007, between him and us), which is described below is terminated, see “— GCAM Letter Agreement.”

Effective as of November 23, 2010, Mr. Stevens’ employment agreement was amended and restated, which we refer to as the amended and restated employment agreement. The amended and restated employment agreement extended the Term until the third anniversary of the effective date of the amended and restated employment agreement, but removed the automatic one-year extensions and any entitlement to severance payments if we decide not to extend or renew the agreement. The amended and restated employment agreement makes several changes to Mr. Stevens’ compensation and severance benefits.

Specifically, rather than providing that Mr. Stevens is entitled to receive quarterly and annual bonuses, the amended and restated employment agreement permits us to adopt a more flexible incentive compensation program and provides that he will be eligible to participate in any such incentive compensation program that we maintain from time to time for our executive officers. Also, it provides that, to the extent permitted or required by governing law, our compensation committee shall have discretion to require Mr. Stevens to repay to us the amount of any incentive compensation to the extent the compensation committee or board of directors determines that such incentive compensation was not actually earned by Mr. Stevens because (i) the amount of such payment was based on the achievement of financial results that were subsequently the subject of a material accounting restatement that occurs within three years of such payment (except in the case of a restatement due to a change in accounting policy or simple error); (ii) Mr. Stevens has engaged in fraud, gross negligence or intentional misconduct; or (iii) Mr. Stevens has deliberately misled the market or the Company’s stockholders regarding the Company’s financial performance.

The amended and restated employment agreement also provides for somewhat different severance rights and payments than were provided for under his initial employment agreement. First, the amended and restated employment agreement clarifies that the right to receive severance is conditioned upon Mr. Stevens being in compliance with the confidentiality, noncompetition and nonsolicitation provisions of his agreement, or the restrictive covenants, and that we may recoup severance payments from him if Mr. Stevens breaches the restrictive covenants. Second, the amount of his severance differs if we terminate Mr. Stevens without Cause or he resigns for Good Reason, absent a “Change in Control” (as defined in the agreement) or within 18 months after a Change in Control. If such termination occurs absent a Change in Control, then he is entitled to receive the same severance benefits as were included in his initial employment agreement, as described above, but with less acceleration of vesting on his equity awards. Specifically, only time-based equity grants held by Mr. Stevens at the time of termination of employment that would vest within the 18-month period (rather than 24-month period) following the termination date will immediately vest and become exercisable. If such termination occurs coincident with or within 18 months after a Change in Control occurs, then he is entitled to receive the same severance benefits as were included in his initial employment agreement, as described above, with the following enhancements:

•	Mr. Stevens would be entitled to receive payment of a pro rata bonus, based on his target bonus amount, for the performance period in which his termination occurs. This pro rata bonus will be paid in a lump sum upon his termination.

•	Mr. Stevens would be entitled to receive a lump sum payment, upon his termination, in an amount equal to two times his aggregate target incentive compensation for the fiscal year in which his termination occurs.

•	Mr. Stevens would be entitled to receive severance payments in an amount equal to 24 months of his monthly base salary in effect at that time, six months’ worth of which is payable in a lump sum upon his termination, and the remainder of which is payable in installments over 18 months.

•	With respect to outstanding equity awards, all equity grants held by Mr. Stevens at the time of his termination that are subject to time-based vesting conditions will immediately vest and become exercisable in full.

Mr. Stevens’ amended and restated employment agreement does not provide for the payment of any tax gross-up to him in the event that his severance benefits cause him to be liable for the payment of golden parachute excise taxes. We may, however, reduce his severance benefits to a level below that which would cause him to be liable for the payment of golden parachute excise taxes, if he would receive a greater net after-tax benefit by receiving the reduced severance benefits rather than receiving the full severance benefits and having to pay the excise taxes.

GCAM Letter Agreement

On January 1, 2007, we entered into a securities purchase agreement with Glenn H. Stevens, our chief executive officer, Mark E. Galant, the chairman of our board of directors, and GAIN Capital Group, LLC, our indirect wholly-owned subsidiary. Pursuant to the purchase agreement, we purchased all of the issued and outstanding units of GCAM, LLC, or GCAM, an entity offering managed account services, from each of Mr. Stevens, Mr. Galant and GAIN Capital Group, LLC, resulting in GCAM becoming our direct wholly-owned subsidiary. In consideration of the GCAM units, we issued 48,820 restricted stock units to Mr. Stevens and 19,430 restricted stock units to Mr. Galant which are currently vested. Pursuant to Mr. Stevens’ restricted stock unit agreement, upon a “Change of Control” as defined in the restricted stock unit agreement, he shall receive an additional award of 9,764 restricted units in exchange for $100,000 paid by him to us; provided that both he and Mr. Galant are employed by us or providing services to us at the time of the Change of Control.

As a condition to consummating the transaction, on January 1, 2007, we entered into a letter agreement with Mr. Stevens which, among other things, obligates us to pay Mr. Stevens compensation in consideration for his services as chief executive officer of GCAM based upon a predetermined formula set forth in the letter agreement. For the 2007 fiscal year, we did not pay Mr. Stevens any compensation for his services as chief executive officer of GCAM, and such compensation provisions were superseded by Mr. Stevens’ employment agreement, dated January 1, 2008. Pursuant to the letter agreement, Mr. Stevens was also entitled to a purchase right with respect to all securities of GCAM held by us, but such right was terminated in connection with Mr. Stevens’ employment agreement, dated January 1, 2008.

Other Named Executive Officers

Employment Agreements

In November and December 2010, we entered into substantially identical employment agreements with Mr. Lyons, our chief financial officer and treasurer, Mr. O’Sullivan, our chief dealer, and Ms. Roady, our chief marketing officer. Each executive’s employment agreement will continue, unless earlier terminated by the parties, until the third anniversary of the effective date, or the Term. The executive’s base salary under the employment agreement is $325,000 for Mr. Lyons, $240,000 for Mr. O’Sullivan, and $240,000 for Ms. Roady, in each case reviewed annually for appropriate increases by our board of directors. Each executive will also be eligible to receive bonuses during the Term as determined by the compensation committee of our board of directors in its sole discretion. Each executive will also be eligible to participate in any of our benefit plans and programs in place for our executive officers.

The employment agreements entered into with Mr. Lyons, Mr. O’Sullivan and Ms. Roady mirror the terms and conditions of Mr. Stevens’ amended and restated employment agreement, as described above, for the payment of severance benefits upon termination of employment with the following exceptions:

•	These named executive officers will be entitled to receive 12 months’ worth of severance benefits and continued healthcare coverage, rather than the 18 months’ (or 24 months’ for terminations in connections with a Change in Control) worth provided to Mr. Stevens.

•	These named executive officers will be entitled to receive 12 months of accelerated vesting for time-based equity awards outstanding at the time of employment termination absent a Change in Control, rather than the 18 months of accelerated vesting provided to Mr. Stevens.

•	These named executive officers will be entitled to receive the enhanced severance package only if their termination of employment occurs without Cause or with Good Reason within 12 months after a Change in Control, rather than within 18 months afterwards, but the enhanced severance is payable in a lump sum upon such termination rather than a portion of it being paid in installments.

The employment agreement for Mr. Lyons also provides that in the event that Mr. Lyons receives the “Retention Bonus” as set forth in the Retention Agreement described below, and he is terminated without cause or resigns with good reason (other than in connection with a change of control) during the 18 month period immediately following our initial public offering, then Mr. Lyons shall not be eligible to receive the foregoing severance package. Each of the employment agreements entered into with Mr. Lyons, Mr. O’Sullivan and Ms. Roady contains nondisclosure, noncompetition and nonsolicitation provisions. The nondisclosure provisions provide for protection of our confidential information. The noncompetition and nonsolicitation provisions of each agreement prevent the executive from competing with us or soliciting our customers or employees for a period of 12 months following termination of employment for any reason. Each employment agreement also provides that it supersedes the offer letter described below.

Mr. Lyons’s Offer Letter

Before his employment agreement became effective, Mr. Lyons was employed by us pursuant to an offer letter, dated March 23, 2009. Pursuant to his offer letter, Mr. Lyons was employed by us as our chief financial officer and earned an annual salary of $325,000. Mr. Lyons was eligible for other benefits paid by us, including, among other benefits, long-term incentive compensation and a portion of his health-care insurance coverage. Mr. Lyons’s employment was “at will” and not for any specified period of time. Mr. Lyons’s offer letter required his execution of our standard form confidentiality, non-compete and non-hire agreement. Pursuant to the offer letter, we promised to pay Mr. Lyons a one-time, lump sum payment in an amount equal to his annual base salary in the event he is terminated within one (1) year following a change in control of us. If a change in control had occurred, all of Mr. Lyons’s outstanding restricted stock units would have automatically fully vested under his offer letter.

Mr. O’Sullivan’s Offer Letter

Before his employment agreement became effective, Mr. O’Sullivan was employed by us as our chief dealer pursuant to an offer letter, dated March 8, 2000. Pursuant to his offer letter, Mr. O’Sullivan was hired for an annual salary of $130,000, which was increased to $240,000 per year. Mr. O’Sullivan was also eligible for certain other benefits paid for by us, including, among other benefits, annual bonuses, long-term incentive compensation and health care insurance coverage. Mr. O’Sullivan’s employment was “at will” and not for any specified period of time. Mr. O’Sullivan’s offer letter required his execution of our standard confidentiality, noncompete and nonhire agreement. In the event of a change in control, Mr. O’Sullivan was entitled to accelerated vesting of equity awards under his offer letter.

Ms. Roady’s Offer Letter

Before her employment agreement became effective, Ms. Roady was employed by us as our chief marketing officer pursuant to an offer letter, dated October 1, 1999. Pursuant to her offer letter, Ms. Roady was hired for an annual salary of $80,000, which was increased to $240,000 per year. Ms. Roady was also eligible for certain other benefits paid for by us, including, among other benefits, annual bonuses, long-term incentive compensation and health-care insurance coverage. Ms. Roady’s employment was “at will” and not for any specified period of time. Ms. Roady’s offer letter required her execution of our standard confidentiality, noncompete and nonhire agreement. In the event of a change in control, Ms. Roady was entitled to accelerated vesting of equity awards under her offer letter.

Mr. Lyons’s Retention Agreement

In addition to his employment agreement described above, on November 23, 2010, we entered into a Retention Agreement with Mr. Lyons in recognition of his efforts pertaining to our initial public offering and to retain his services as we operate as a publicly traded company. Under the terms of the agreement, if the Company successfully closes an initial public offering of its common stock on or before January 1, 2012, and Mr. Lyons’s employment remains continuous, then Mr. Lyons will be entitled to receive a one-time $350,000 bonus on the earlier to occur of (i) 180 days after the closing date of the initial public offering, (ii) the date on which a change of control transaction occurs after closing of the initial public offering; or (iii) the date in which Mr. Lyons’s employment terminates due to death, disability, or resignation for good reason. If Mr. Lyons’s employment is terminated for cause or for any reason other than death, disability, or good reason within one (1) year of the bonus being paid, or a material restatement of the Company’s financial statements included in the Company’s Registration Statement on Form S-1 is required prior to the Company’s first Annual Report on Form 10-K and due to the material noncompliance of the Company with any financial reporting requirements under applicable securities laws and to the fraud, willful, misconduct or negligence of Mr. Lyons, then Mr. Lyons will be obligated to repay the gross amount of the retention bonus.

Potential Payments Upon Termination or Change of Control Table

The table below reflects the compensation and benefits, if any, due to each of the named executive officers upon a voluntary termination; a termination for cause; an involuntary termination other than for cause or resignation for good reason, both before and after a change of control; a change of control; or a termination due to death, disability or retirement. The amounts shown assume that each termination of employment or the change of control, as applicable, was effective as of December 31, 2009, and the fair market value of a share of our common stock as of December 31, 2009 was $18.90. The amounts shown, however, reflect the compensation and benefits that would be provided under the terms and conditions of the employment agreements in effect with each of our named executive officers other than Mr. Calhoun as of the date of this prospectus in order to present an accurate reflection of the amounts to which our named executive officers would become entitled upon a termination of employment or change of control. The amounts shown in the table are estimates of the amounts which would be paid upon termination of employment or change of control as applicable. The actual amounts to be paid can only be determined at the time of the actual termination of employment or change of control, as applicable.

The value of accelerated vesting of options, if any, for purposes of the table below is calculated by multiplying the number of unvested shares subject to each option the vesting of which is accelerated upon the specified event by the amount by which the fair market value of a share of our common stock as of December 31, 2009, exceeds the per share exercise price of the option. The value of accelerated vesting and payment of restricted stock units for purposes of the table below is calculated by multiplying the aggregate number of restricted stock units the vesting of which is accelerated upon the specified event by the fair market value of a share of our common stock as of December 31, 2009. The vested restricted stock units held by the named executive officers are otherwise to be paid on December 31, 2014, or upon a change of control or the named executive officer’s separation from service, if earlier.

			Termination			Termination
			Without Cause			Without Cause
			or Resignation			or Resignation
		Voluntary	for Good			for Good
		Resignation	Reason			Reason
		or	Prior to		Change	After
		Termination	Change in		in	Change in		Death or
Name	Benefit	for Cause	Control		Control	Control		Disability

Glenn H. Stevens(1)	Cash severance	—	$1,669,000	(2)		$5,687,500	(3)	$694,000	(4)
	Option
	Acceleration	—	—		—			—
	Restricted Unit
	Acceleration	—	$1,637,647	(5)	—	$2,742,069	(6)	—
	Health Benefits	—	$18,000	(7)	—	$18,000	(7)	—
	Total value	—	$3,324,647			$8,447,569		$694,000
Christopher W. Calhoun(8)	Cash severance	—	—		—	—		—
	Option
	Acceleration	—	—		—	—		—
	Restricted Unit
	Acceleration	—	—		$756,000 (9)	—		—
	Health Benefits	—	—		—	—		—
	Total value	—	—		$756,000	—		—
Henry C. Lyons(1)	Cash severance	—	$416,000	(10)	—	$727,000	(11)	$91,000	(12)
	Option
	Acceleration	—	—		—			—
	Restricted Unit
	Acceleration	—	$165,375	(13)	—	$543,375	(14)	—
	Health Benefits	—	$12,000	(15)	—	$12,000	(15)	—
	Total value	—	$593,375		—	$1,282,375		$91,000
Timothy O’Sullivan(1)	Cash severance	—	$718,000	(16)	—	$1,912,000	(17)	$478,000	(18)
	Option
	Acceleration	—	—		—	—		—
	Restricted Unit
	Acceleration	—	$297,070	(19)	—	$592,383	(20)	—
	Health Benefits	—	$12,000	(21)	—	$12,000	(21)	—
	Total value	—	$1,027,070		—	$2,516,383		$478,000
Samantha Roady(1)	Cash severance	—	$399,000	(22)	—	$760,000	(23)	$159,000	(24)
	Option
	Acceleration	—	—		—	—		—
	Restricted Unit
	Acceleration	—	$274,050	(25)	—	$576,450	(26)	—
	Health Benefits	—	$12,000	(27)	—	$12,000	(27)	—
	Total value	—	$685,050		—	$1,348,450		$159,000

(1)	The amounts reflected in this table are calculated based on the terms of the executive’s employment agreement effective November 23 , 2010.
(2)	Pursuant to the terms of his employment agreement, Mr. Stevens is entitled to payment of eighteen (18) months’ continued base salary plus a pro rata portion of the cash incentive compensation which he would have otherwise been paid had his employment not terminated, based on the amount that would actually have been earned. Since the table assumes termination as of December 31, 2009, Mr. Stevens’ pro rata incentive compensation payment is reflected as the full amount of the aggregate cash incentive compensation payable to him for the assumed year of termination. The amount set forth in the table is equal to 1.5 times Mr. Stevens’ 2009 base salary, $975,000, plus the full amount of Mr. Stevens’ 2009 cash incentive compensation, $694,000.
(3)	Pursuant to the terms of his employment agreement, Mr. Stevens is entitled to payment of twenty four (24) months’ base salary, six (6) months of which is paid in a lump sum upon termination and eighteen (18) months of which is paid in monthly installments; plus a lump sum amount equal to two times his aggregate target cash incentive compensation for the fiscal year in which his termination occurs; plus a

(footnote continued on next page)

pro rata portion of the cash incentive compensation which he would have otherwise been paid for the year in which his termination occurs had his employment not terminated, based on his target cash incentive compensation amount for that year. Since the table assumes termination as of December 31, 2009, Mr. Stevens’ pro rata incentive compensation payment is reflected as the full amount of the aggregate target cash incentive compensation payable to him for the assumed year of termination. The amount set forth in the table is equal to 2 times Mr. Stevens’ 2009 base salary, $1,300,000, plus 2 times Mr. Stevens’ 2009 target cash incentive compensation amount, $2,925,000, plus the full amount of Mr. Stevens’ 2009 target cash incentive compensation amount, $1,462,500.
(4)	Pursuant to the terms of his employment agreement, upon Mr. Stevens’ termination of employment due to disability or death, Mr. Stevens or his estate is entitled to any accrued and unpaid salary as well as any accrued but unused paid time off, or PTO, and appropriate expense reimbursements. Mr. Stevens or his estate is also entitled to receive cash incentive compensation for such fiscal year on a pro rata basis, based on the amount that would actually have been earned. Since the table assumes termination as of December 31, 2009, the amount reflected in the table includes the full amount of the incentive compensation payable to Mr. Stevens for 2009.
(5)	This amount reflects the accelerated vesting and payment of 86,648 restricted stock units based on a price per share as of December 31, 2009 of $18.90.
(6)	This amount reflects the accelerated vesting and payment of 145,083 restricted stock units based on a price per share as of December 31, 2009 of $18.90.
(7)	This amount is equal to eighteen (18) months of continued health benefits assuming a monthly cost to the Company of $1,000 to provide such benefits.
(8)	In April 2009, Mr. Calhoun agreed to modify his position as managing director whereby he agreed to assume the new role as our senior advisor and corporate secretary. In connection with this change in responsibility, Mr. Calhoun’s compensation was modified to reflect his part-time employment and his annual salary was $50,000, and he is no longer entitled to receive severance. In October 2010, Mr. Calhoun was elected to our board of directors. As a result, Mr. Calhoun is no longer a part-time employee.
(9)	This amount reflects the accelerated vesting and payment of 40,000 restricted stock units based on a price per share as of December 31, 2009 of $18.90.
(10)	Pursuant to the terms of his employment agreement, Mr. Lyons is entitled to payment of twelve (12) months’ continued base salary plus a pro rata portion of the cash incentive compensation which he would have otherwise been paid had his employment not terminated, based on the amount that would actually have been earned. Since the table assumes termination as of December 31, 2009, Mr. Lyons’ pro rata incentive compensation payment is reflected as the full amount of the aggregate cash incentive compensation payable to him for the assumed year of termination. The amount set forth in the table is equal to 1 times Mr. Lyons’s 2009 base salary, $325,000, plus the full amount of Mr. Lyons’s 2009 cash incentive compensation, $91,000.
(11)	Pursuant to the terms of his employment agreement, Mr. Lyons is entitled to payment of twelve (12) months’ base salary, paid in a lump sum upon termination; plus a lump sum amount equal to one (1) times his aggregate target cash incentive compensation for the fiscal year in which his termination occurs; plus a pro rata portion of the cash incentive compensation which he would have otherwise been paid for the year in which his termination occurs had his employment not terminated, based on his target cash incentive compensation amount for that year. Since the table assumes termination as of December 31, 2009, Mr. Lyons’s pro rata incentive compensation payment is reflected as the full amount of the aggregate target cash incentive compensation payable to him for the assumed year of termination. The amount set forth in the table is equal to 1 times Mr. Lyons’s 2009 base salary, $325,000, plus 1 times the amount of Mr. Lyons’s 2009 target cash incentive compensation, $201,000, plus a pro rata incentive compensation amount equal to the full amount of Mr. Lyons’s 2009 target cash incentive compensation, $201,000.
(12)	Pursuant to the terms of his employment agreement, upon Mr. Lyons’s termination of employment due to disability or death, Mr. Lyons or his estate is entitled to any accrued and unpaid salary as well as any accrued but unused paid time off, or PTO, and appropriate expense reimbursements. Mr. Lyons or his estate is also entitled to receive cash incentive compensation for such fiscal year on a pro rata basis, based on the amount that would actually have been earned. Since the table assumes termination as of December 31, 2009, the amount reflected in the table includes the full amount of the incentive compensation payable to Mr. Lyons for 2009.
(13)	This amount reflects the accelerated vesting and payment of 8,750 restricted stock units based on a price per share as of December 31, 2009 of $18.90.
(14)	This amount reflects the accelerated vesting and payment of 28,750 restricted stock units based on a price per share as of December 31, 2009 of $18.90.
(15)	This amount is equal to twelve (12) months of continued health benefits assuming a monthly cost to the Company of $1,000 to provide such benefits.
(16)	Pursuant to the terms of his employment agreement, Mr. O’Sullivan is entitled to payment of twelve (12) months’ continued base salary plus a pro rata portion of the cash incentive compensation which he would have otherwise been paid had his employment not terminated, based on the amount that would actually have been earned. Since the table assumes termination as of December 31, 2009, Mr. O’Sullivan’s pro rata incentive compensation payment is reflected as the full amount of the aggregate cash incentive compensation payable to him for the assumed year of termination. The amount set forth in the table is equal to 1 times Mr. O’Sullivan’s 2009 base salary, $240,000, plus the full amount of Mr. O’Sullivan’s 2009 cash incentive compensation, $478,000.
(17)	Pursuant to the terms of his employment agreement, Mr. O’Sullivan is entitled to payment of twelve (12) months’ base salary, paid in a lump sum upon termination; plus a lump sum amount equal to one (1) times his aggregate target cash incentive compensation for the fiscal year in which his termination occurs; plus a pro rata portion of the cash incentive compensation which he would have otherwise been paid for the year in which his termination occurs had his employment not terminated, based on his target cash incentive compensation amount for that year. Since the table assumes termination as of December 31, 2009, Mr. O’Sullivan’s pro rata incentive compensation payment is reflected as the full amount of the aggregate target cash incentive compensation payable to him for the assumed year of termination. The amount set forth in the table is equal to 1 times Mr. O’Sullivan’s 2009 base salary, $240,000, plus 1 times the amount of Mr. O’Sullivan’s

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2009 target cash incentive compensation, $836,000, plus a pro rata incentive compensation amount equal to the full amount of Mr. O’ Sullivan’s 2009 target cash incentive compensation, $836,000.
(18)	Pursuant to the terms of his employment agreement, upon Mr. O’Sullivan’s termination of employment due to disability or death, Mr. O’Sullivan or his estate is entitled to any accrued and unpaid salary as well as any accrued but unused paid time off, or PTO, and appropriate expense reimbursements. Mr. O’Sullivan or his estate is also entitled to receive cash incentive compensation for such fiscal year on a pro rata basis, based on the amount that would actually have been earned. Since the table assumes termination as of December 31, 2009, the amount reflected in the table includes the full amount of the incentive compensation payable to Mr. O’Sullivan for 2009.
(19)	This amount reflects the accelerated vesting and payment of 15,718 restricted stock units based on a price per share as of December 31, 2009 of $18.90.
(20)	This amount reflects the accelerated vesting and payment of 31,343 restricted stock units based on a price per share as of December 31, 2009 of $18.90.
(21)	This amount is equal to twelve (12) months of continued health benefits assuming a monthly cost to the Company of $1,000 to provide such benefits.
(22)	Pursuant to the terms of her employment agreement, Ms. Roady is entitled to payment of twelve (12) months’ continued base salary plus a pro rata portion of the cash incentive compensation which she would have otherwise been paid had her employment not terminated, based on the amount that would actually have been earned. Since the table assumes termination as of December 31, 2009, Ms. Roady’s pro rata incentive compensation payment is reflected as the full amount of the aggregate cash incentive compensation payable to her for the assumed year of termination. The amount set forth in the table is equal to 1 times Ms. Roady’s 2009 base salary, $240,000, plus the full amount of Ms. Roady’s 2009 cash incentive compensation, $159,000.
(23)	Pursuant to the terms of her employment agreement, Ms. Roady is entitled to payment of twelve (12) months’ base salary, paid in a lump sum upon termination; plus a lump sum amount equal to one (1) times her aggregate target cash incentive compensation for the fiscal year in which her termination occurs; plus a pro rata portion of the cash incentive compensation which she would have otherwise been paid for the year in which her termination occurs had her employment not terminated, based on her target cash incentive compensation amount for that year. Since the table assumes termination as of December 31, 2009, Ms. Roady’s pro rata incentive compensation payment is reflected as the full amount of the aggregate target cash incentive compensation payable to her for the assumed year of termination. The amount set forth in the table is equal to 1 times Mr. Ms. Roady’s 2009 base salary, $240,000, plus 1 times the amount of Ms. Roady’s 2009 target cash incentive compensation, $260,000, plus a pro rata incentive compensation amount equal to the full amount of Ms. Roady’s 2009 target cash incentive compensation, $260,000.
(24)	Pursuant to the terms of her employment agreement, upon Ms. Roady’s termination of employment due to disability or death, Ms. Roady or her estate is entitled to any accrued and unpaid salary as well as any accrued but unused paid time off, or PTO, and appropriate expense reimbursements. Ms. Roady or her estate is also entitled to receive cash incentive compensation for such fiscal year on a pro rata basis, based on the amount that would actually have been earned. Since the table assumes termination as of December 31, 2009, the amount reflected in the table includes the full amount of the incentive compensation payable to Ms. Roady for 2009.
(25)	This amount reflects the accelerated vesting and payment of 14,500 restricted stock units based on a price per share as of December 31, 2009 of $18.90.
(26)	This amount reflects the accelerated vesting and payment of 30,500 restricted stock units based on a price per share as of December 31, 2009 of $18.90.
(27)	This amount is equal to twelve (12) months of continued health benefits assuming a monthly cost to the Company of $1,000 to provide such benefits.

Benefit Plans

2010 Omnibus Incentive Compensation Plan and 2006 Equity Compensation Plan

Introduction.  Our board of directors previously adopted the GAIN Capital Holdings, Inc. 2006 Equity Compensation Plan, or the 2006 Plan, effective as of December 31, 2006, to provide for the grant of incentive stock options, nonqualified stock options, stock awards, stock units, stock appreciation rights and other equity-based awards to employees, certain consultants and advisors and nonemployee members of our board of directors.

Recently our board of directors adopted the GAIN Capital Holdings, Inc. 2010 Omnibus Incentive Compensation Plan, or the 2010 Plan, which will become effective the day immediately prior to the date the underwriting agreement is executed and our common stock is priced for this initial public offering of our common stock. The 2010 plan will provide for the grant, after this offering is consummated, of incentive stock options, nonqualified stock options, stock awards, stock units, stock appreciation rights and other stock-based awards to employees, certain consultants and advisors and nonemployee members of our board of directors. The 2010 Plan will also provide for the grant of equity awards intended to qualify as “qualified performance based compensation” for purposes of section 162(m) of the Internal Revenue Code and for the payment of annual bonus awards in cash to selected executive employees that are also intended to so qualify.

As of the effective date of the 2010 Plan, the 2006 Plan will be merged with and into the 2010 Plan, and no additional grants will be made thereafter under the 2006 Plan. Outstanding grants under the 2006 Plan will continue in effect according to their terms as in effect before the 2010 Plan merger, and the shares with respect to outstanding grants under the 2006 Plan will be issued or transferred under the 2010 Plan.

Except as provided in the description below with respect to the definition of a change of control under the 2006 Plan, the descriptions provided below regarding incentive stock options, nonqualified stock options, stock awards, stock units, stock appreciation rights and other stock-based awards under the 2010 Plan are also applicable to the terms of such awards under the 2006 Plan. The 2006 Plan does not provide for payment of annual bonus awards.

Under the 2006 plan, a change of control occurs if: (i) a person, entity or affiliated group (with certain exceptions) acquires more than 50.0% of our then outstanding voting securities, (ii) a transaction in which we merge into another entity is consummated unless the holders of our voting shares immediately prior to the merger have at least 50.0% of the combined voting power of the securities in the merged entity or its parent, (iii) we sell or dispose of all or substantially all of our assets, or (iv) we are liquidated or dissolved.

2010 Omnibus Incentive Compensation Plan

Introduction.  Our board of directors has adopted the 2010 Plan. It is expected that the 2010 Plan will be approved by our stockholders and will become effective the day immediately prior to the date the underwriting agreement is executed and our common stock is priced for this initial public offering of our common stock.

The purpose of the 2010 Plan is to attract and retain employees, nonemployee directors and consultants and advisors. The 2010 Plan provides for the issuance of incentive stock options, nonqualified stock options, stock awards, stock units, stock appreciation rights and other stock-based awards. The 2010 Plan also provides for the issuance of cash bonus awards (intended to qualify as “qualified performance-based compensation” for purposes of section 162(m) of the Internal Revenue Code) to selected executive employees. It is intended that the 2010 Plan will provide an incentive to participants to contribute to our economic success by aligning the economic interests of participants with those of our stockholders.

Administration of the 2010 Plan.  The 2010 Plan will be administered by our compensation committee, and the committee will determine all of the terms and conditions applicable to grants under the 2010 Plan. Our compensation committee will also determine who will receive grants under the 2010 Plan and the number of shares of our common stock that will be subject to such grants.

Awards.  Subject to certain adjustments as described below and after giving effect to any stock split effectuated in connection with this initial public offering of our common stock, the aggregate number of shares of our common stock that may be issued or transferred under the 2010 Plan is the sum of 1,400,000 shares, plus the number of shares that are subject to outstanding grants under the 2006 Plan as of the effective date of the 2010 Plan. During the term of the Plan, the share reserve will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2012, by an amount equal to 3% of the total number of outstanding shares of our common stock (on a fully diluted basis) on the last trading day in December in the prior calendar year. The Committee has discretion to determine that the share reserve will be increased by a smaller number of shares for any given year during the term of the 2010 Plan. Although the share reserve may increase during the term of the 2010 Plan, the maximum number of shares of our common stock that may be issued or transferred under the 2010 pursuant to incentive stock options is 1,400,000 shares.

If any options or stock appreciation rights (including options and stock appreciation rights granted under the 2006 Plan) terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or if any stock awards, stock units or other stock-based awards (including awards granted under the 2006 Plan) are forfeited, terminated or otherwise not paid in full, the shares subject to such grants will again be available for purposes of the 2010 Plan. In addition, if any shares of our common stock are surrendered in payment of the exercise price of an option or stock appreciation right, the number of shares available for issuance under the Plan will be reduced only by the net number of shares actually issued upon exercise and not by the total number of shares under which such option or stock appreciation right is exercised. If shares of our common stock otherwise issuable under the Plan are withheld in satisfaction of the withholding taxes incurred in connection with the issuance, vesting or exercise of any grant or the issuance of our common stock, then the number of shares of our common stock available for issuance under the Plan shall be reduced by the net number of shares issued, vested or exercised under such grant. If any grants are paid in cash, and not in shares of our common stock, any shares of our common stock subject to such grants will also be available for future grants.

The 2010 Plan also contains annual individual grant limits. For all grants measured in shares of our common stock, the maximum number of shares for which such grants may be made to any one person in any calendar year is 1,000,000 shares in the aggregate, with the following exception. Such maximum number is 2,000,000 shares with respect to grants made to any person during the first calendar year that the individual is employed with us. For grants measured in cash dollars (whether payable in cash, our common stock or a combination of both), the maximum dollar amount for which such grants may be made to any one person in any calendar year is $8,000,000 in the aggregate, with such limitation to be measured at the time the grant is made. These annual individual grant limits are subject to adjustment as described in the Plan.

Adjustments.  In connection with stock splits, stock dividends, recapitalizations and certain other events affecting our common stock after the 2010 Plan becomes effective, the committee will make adjustments as it deems appropriate in the maximum number of shares of our common stock reserved for issuance as grants, the maximum number of shares of our common stock that any individual participating in the 2010 Plan may be granted in any year, the number and kind of shares covered by outstanding grants, the kind of shares that may be issued or transferred under the 2010 Plan, and the price per share or market value of any outstanding grants.

Eligibility.  All of our employees and employees of our subsidiaries are eligible to receive grants under the 2010 Plan. In addition, our nonemployee directors and consultants and advisors who perform services for us and our subsidiaries may receive grants under the 2010 Plan.

Vesting.  Our committee determines the vesting of awards granted under the 2010 Plan.

Options.  Under the 2010 Plan, the committee will determine the exercise price of the options granted and may grant options to purchase shares of our common stock in amounts as determined by the committee. The committee may grant options that are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, or nonqualified stock options, which are not intended to so qualify. Incentive stock options may only be granted to employees. Anyone eligible to participate in the 2010 Plan may receive a grant of nonqualified stock options. The exercise price of a stock option granted under the Plan cannot be less than the fair market value of a share of our common stock on the date the option is granted. If an incentive stock option is granted to a 10.0% stockholder, the exercise price cannot be less than 110.0% of the fair market value of a share of our common stock on the date the option is granted. The exercise price for any option is generally payable (i) in cash, (ii) in certain circumstances as permitted by our committee, by the surrender of shares of our common stock with an aggregate fair market value on the date the option is exercised equal to the exercise price, (iii) by payment through a broker in accordance with procedures established by the Federal Reserve Board, or (iv) by another method approved by the committee. The term of an option cannot exceed ten years from the date of grant, except that if an incentive stock option is granted to a 10.0% stockholder, the term cannot exceed five years from the date of grant. In addition, to the extent a nonqualified option is at the time exercisable for vested shares of our common stock, all or any part of that vested portion may be surrendered to us for an appreciation distribution payable in shares of our common stock with a fair market value at the time of the option surrender equal to the dollar amount by which the then fair market value of the shares of our common stock subject to the surrendered portion exceeds the aggregate exercise price.

Except as provided in the grant instrument or as otherwise determined by the committee, an option may only be exercised while a grantee is employed by or providing service to us or our subsidiaries or during an applicable period after termination of employment or service.

Stock Awards.  Under the 2010 Plan, the committee may grant stock awards. A stock award is an award of our common stock that may be subject to restrictions as our committee determines. The restrictions, if any, may lapse over a specified period of employment or based on the satisfaction of pre-established criteria, in installments or otherwise, as our committee may determine. Except to the extent restricted under the grant instrument relating to the stock award, a grantee will have all of the rights of a stockholder as to those shares, including the right to vote and the right to receive dividends or distributions on the shares. All unvested stock awards are forfeited if the grantee’s employment or service is terminated for any reason, unless the committee determines otherwise.

Stock Units.  Under the 2010 Plan, the committee may grant stock units to anyone eligible to participate in the 2010 Plan. Stock units are phantom units that represent shares of our stock. Stock units become payable on terms and conditions determined by the committee and will be payable in cash or shares of our stock as determined by the committee. All unvested stock units are forfeited if the grantee’s employment or service is terminated for any reason, unless the committee determines otherwise.

Stock Appreciation Rights.  The 2010 Plan authorizes the committee to grant stock appreciation rights, or SARs, to anyone eligible to participate in the Plan. Upon exercise of an SAR, the grantee will receive an amount equal to the excess of the fair market value of the common stock on the date of exercise over the base amount set forth in the grant letter. Such payment to the grantee will be in cash, in shares of common stock, or in a combination of cash and shares of common stock, as determined by the committee. The committee will determine the period when SARs vest and become exercisable, the base amount for SARs, and whether SARs will be granted in connection with, or independently of, any options. SARs may not have a term longer than ten years. SARs granted in connection with an option will have a base amount equal to the related option. If the SAR is not granted in connection with an option, the base amount will be equal to or greater than the fair market value of our common stock on the date the SAR is granted. SARs may be exercised while the grantee is employed by us or providing service to us or within a specified period of time after termination of such employment or service, or as determined by the committee.

Performance Units.  Under the 2010 Plan, the committee may grant performance units to anyone eligible to participate in the 2010 Plan. A performance unit may be structured either as an interest in a bonus pool or as a right to receive a targeted dollar amount. The payout, if any, under a performance unit will be dependent upon the achievement of pre-established corporate performance objectives based on one or more performance goals set by the committee and may be made subject to satisfaction of service-based vesting requirements. The committee will determine whether to pay performance units in cash, shares of our common stock or a combination of the two.

Other Stock-Based Awards.  Under the 2010 Plan, the committee may grant other types of awards that are based on, measured by or payable to anyone eligible to participate in the 2010 Plan in shares of our common stock. The committee will determine the terms and conditions of such awards. Other stock-based awards may be payable in cash, shares of our common stock or a combination of the two.

Dividend Equivalents.  Under the 2010 Plan, the committee may grant dividend equivalents in connection with grants of stock units or other stock-based awards made under the plan. Dividend equivalents entitle the grantee to receive amounts equal to ordinary dividends that are paid on the shares underlying a grant while the grant is outstanding. The committee will determine whether dividend equivalents will be paid currently or credited to a bookkeeping account as a dollar amount or in the form of stock units. Dividend equivalents may be paid in cash, in shares of our common stock or in a combination of the two. The committee will determine whether dividend equivalents will be conditioned upon the exercise, vesting or payment of the grant to which they relate and the other terms and conditions of the grant.

Qualified Performance-Based Compensation.  The 2010 Plan permits the committee to impose performance goals that must be met with respect to grants of stock awards, stock units, other stock-based awards and dividend equivalents that are intended to meet the exception for qualified performance-based compensation under Section 162(m) of the Internal Revenue Code. Prior to or soon after the beginning of a performance period, the committee will establish the performance goals that must be met, the applicable performance periods, the amounts to be paid if the performance goals are met and any other conditions.

The performance goals, to the extent designed to meet the requirements of Section 162(m) of the Internal Revenue Code, will be based on one or more of the following criteria: cash flow; earnings (including gross margin, earnings before interest and taxes; earnings before taxes; earnings before interest, taxes, depreciation, amortization and charges for stock-based compensation; earnings before interest, taxes, depreciation and amortization; and net earnings); earnings per share; growth in earnings or earnings per share; stock price; return on equity or average stockholder equity; total stockholder return or growth in total stockholder return; return on capital; return on assets or net assets; invested capital; required rate of return on capital or return on invested capital; revenue; growth in revenue or return on sales; income or net income; operating income; net operating income or net operating income after tax; operating profit or net operating profit; operating margin; return on operating revenue or return on operating profit; collections and recoveries; property purchases; sales; investments; litigation and regulatory resolution goals; leases, contracts or financings (including renewals, overhead, savings, G&A and other expense control goals); budget comparisons; growth in stockholder value relative to the growth of an equity index, or another peer group or peer group index; credit rating; development and implementation of strategic plans and/or organizational restructuring goals; development and implementation of risk and crisis management programs; compliance requirements and compliance relief; productivity goals; workforce management and succession planning goals; measures of customer satisfaction, employee satisfaction or staff development; development or marketing collaborations; formations of joint ventures or partnerships or the completion of other similar transactions intended to enhance our revenue or profitability or to enhance our customer base; or mergers and acquisitions.

If dividend equivalents are granted as qualified performance-based compensation, the maximum amount of dividend equivalents that may be accrued by a grantee in a calendar year is $1,000,000.

Cash Bonus Awards.  The 2010 Plan authorizes the committee to grant cash bonus awards (which are intended to qualify as “qualified performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code) to executive employees as selected by the committee. The committee will impose and specify the performance goals that must be met with respect to the grant of cash bonus awards and the performance period for the performance goals. To satisfy the requirements of Section 162(m) of the Internal Revenue Code for qualified performance-based compensation, the committee will establish in writing the (i) performance goals that must be met in order to receive payment for the bonus award, (ii) maximum amounts to be paid if the performance goals are met, (iii) performance threshold levels that must be met to receive payment for the bonus award, and (iv) any other conditions the committee determines and to be consistent with the requirements of Section 162(m) of the Internal Revenue Code.

The committee will use performance goals based on one or more criteria as described above for qualified performance-based compensation and may relate to one or more business units, our performance, the performance of our subsidiaries as a whole, or any combination of the foregoing. Prior to, or soon after the beginning of, the performance period (or such other date as required or permitted under Section 162(m) of the Internal Revenue Code), the committee will establish in writing the performance goals that must be met for each bonus award.

For purposes of Section 162(m) of the Internal Revenue Code, the bonus awards can only be awarded with awards designated as “qualified performance-based compensation.” The committee may reduce (but may not increase) the amount paid for the performance goals met based on their assessment of personal performance and other factors and such reduction will not result in an increase of any other bonus award paid. The committee will certify the performance results for the performance period after the performance period ends and will determine the amount, if any, to be paid pursuant to each bonus award based on the (i) achievement of the performance goals, (ii) committee’s discretion to reduce any bonus awards, and (iii) satisfaction of all other terms of the bonus awards. Upon committee certification, payment of bonus awards will be made in a single lump sum cash payment on or after the close of the performance period, but not later than two and one-half months after the close of the calendar year in which the performance period ends (provided that such payment does not affect other grants or bonuses awarded or has been deferred).

The executive employee must remain employed by us through the last day of the performance period in order to receive payment of a bonus award. The committee will determine if, and under what circumstances, payment of a bonus award will be made if termination of employment occurs prior to the end of a performance period. If a change of control occurs prior to the end of a performance period, the committee will determine the amount and time bonus awards will be awarded to an executive employee who was awarded a bonus award and is employed by us during the performance period in which the change of control occurred.

Separate and apart from the cash bonus awards, the committee may also grant to selected executive employees other bonuses which may be based on individual performance, our performance, or such other criteria as determined by our committee.

Deferrals.  The committee may permit or require grantees to defer receipt of the payment of cash or the delivery of shares of our common stock that would otherwise be due to the grantee in connection with a grant under the 2010 Plan. The committee will establish the rules and procedures applicable to any such deferrals, consistent with the requirements of Section 409A of the Internal Revenue Code.

Change of Control.  If we experience a change of control, unless our committee determines otherwise, all outstanding options and stock appreciation rights will automatically accelerate and become fully exercisable, the restrictions and conditions on all outstanding stock awards will immediately lapse and all grantees holding stock units, dividend equivalents and other equity-based awards will receive a payment in settlement of such grants in an amount determined by the committee. The committee may also provide that (i) grantees will be required to surrender their outstanding stock options and stock appreciation rights in exchange for a payment, in cash or shares of our common stock, equal to the difference between the exercise price and the fair market value of the underlying shares of common stock, (ii) after grantees have the opportunity to exercise their stock options and stock appreciation rights, any unexercised stock options and stock appreciation rights will be terminated on the date determined by our committee, or (iii) all outstanding stock options and stock appreciation rights not exercised will be assumed or replaced with comparable options or rights by the surviving corporation (or a parent or subsidiary of the surviving corporation) and other outstanding grants will be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation) as determined by the committee.

In general terms, a change of control under the Plan occurs:

•	if a person, entity or affiliated group (with certain exceptions) acquires more than 50.0% of our then outstanding voting securities;

•	if we merge into another entity unless the holders of our voting shares immediately prior to the merger have at least 50.0% of the combined voting power of the securities in the merged entity or its parent;

•	if we sell or dispose of all or substantially all of our assets;

•	if we are liquidated or dissolved; or

•	if a majority of the members of our board of directors is replaced during any 12-month period or less by directors whose appointment or election is not endorsed by a majority of the incumbent directors.

Repricing of Options and SARs.  As required under applicable stock exchange rules, unless we first obtain stockholder approval to do so, the committee may not reduce the exercise price or base amount of one or more outstanding options or SARs to the then current fair market value per share of our common stock or issue new options or SARs with a lower exercise price or base amount in exchange for the cancellation of one or more outstanding options or SARs.

Section 162(m) Stockholder Approval Requirements.  Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 per person on the amount of compensation that we may deduct in any one year with respect to our chief executive officer and our three highest compensated executive officers other than our chief executive officer and chief financial officer. There is an exemption from the $1,000,000 deduction limitation for performance-based compensation that meets certain requirements. Transition rules apply to exempt from this deduction limitation compensation that is paid by a newly public company under a plan or agreement that was in effect while the company was privately held. These transition rules should apply to compensation received by our executive officers pursuant to awards granted under our 2010 Plan provided that such awards are granted before the transition period expires. The transition period will expire upon the earliest to occur of: (i) the expiration of the 2010 Plan, (ii) a material modification of the 2010 Plan (in accordance with Section 162(m) of the Internal Revenue Code), (iii) the issuance of all of our common stock authorized for issuance under the 2010 Plan, or (iv) the first meeting of our stockholders (during which our directors are elected) that occurs after the end of the third calendar year following the year in which our initial public offering occurred (in other words, the 2014 annual stockholders’ meeting if our initial public offering occurs before December 31, 2010). Once the transition period expires, the $1,000,000 deduction limitation of Section 162(m) of the Internal Revenue Code will apply to compensation paid in connection with awards subsequently granted under our 2010 Plan unless our 2010 Plan is approved by our stockholders after our initial public offering. If this approval is obtained, then certain awards subsequently granted under our 2010 Plan could continue to be exempt from the deduction limitation as qualified performance-based compensation. All of the award provisions described above with respect to grants designed to provide “qualified performance-based compensation” after the transition period expires will be applicable only if the 2010 Plan is approved by our stockholders after our initial public offering.

Our board of directors may amend or terminate the 2010 Plan at any time; except that our stockholders must approve any amendment if such approval is required in order to comply with the Internal Revenue Code, applicable laws, or applicable stock exchange requirements. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2010 Plan will terminate on November 21, 2020, which is the day immediately preceding the tenth anniversary of the date it was approved by our board.

Foreign Participants.  If any individual who receives a grant under the 2010 Plan is subject to taxation in countries other than the United States, the 2010 Plan provides that the committee may make grants to such individuals on such terms and conditions as the committee determines appropriate to comply with the laws of the applicable countries.

2011 Employee Stock Purchase Plan

Introduction.  The 2011 Employee Stock Purchase Plan, or the ESPP, was adopted by our board of directors on November 22, 2010, subject to approval by our stockholders. It is expected that the ESPP will be approved by our stockholders and will become effective on the later of January 1, 2011 or the date the underwriting agreement is executed and our common stock is priced for this initial public offering of our common stock. The ESPP permits eligible employees to purchase shares of our common stock through after-tax payroll deductions. It is intended that the ESPP meet the requirements for an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.

Plan Administration.  The ESPP will be administered by our compensation committee.

Share Reserve.  Subject to adjustment as described below and after giving effect to any stock split effectuated in connection with the initial public offering of our common stock, the aggregate number of shares of our common stock that may be issued or transferred under the ESPP is initially 500,000 shares. This share reserve will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2012 and ending in January 2021, by an amount equal to 0.5% of the total number of outstanding shares of our common stock (on a fully diluted basis) on the last trading day in December of the prior calendar year; provided, however, that the aggregate number of shares of our common stock that may be issued or transferred under the ESPP shall not exceed 3,000,000 shares.

Adjustments.  In connection with stock splits, stock dividends, recapitalizations and other events affecting our common stock after the ESPP becomes effective, the compensation committee will make adjustments as it deems appropriate to the maximum number and class of securities issuable under the ESPP, the maximum number and class of securities purchasable per participant on any interim purchase date, and the number and class of securities and the price per share in effect under each outstanding purchase right, in order to prevent the dilution or enlargement of benefits thereunder.

Eligibility.  Each of our employees and employees of our subsidiaries that adopt the ESPP who are regularly scheduled to work more than 20 hours per week and for more than five months per calendar year will be eligible to participate in the ESPP. The committee may establish additional eligibility requirements from time to time that are consistent with Section 423 of the Internal Revenue Code. Under the Internal Revenue Code requirements, an employee who owns 5.0% or more of the total combined voting power of all classes of our stock is not eligible to participate. For purposes of determining who is a 5.0% owner, attribution of ownership rules apply, and shares of stock subject to outstanding options are taken into account. Eligible employees may not participate in more than one offering period at a time.

Offering Periods and Purchase Intervals.  Under the ESPP, there will be a series of consecutive or overlapping offering periods, none longer than 27 months in duration, as determined in the discretion of the committee. Unless the committee determines otherwise before the beginning of an offering period, offering periods generally will begin at six-month intervals on each January 1 and July 1 over the term of the ESPP, and each offering period will last for 6 months, ending on June 30 or December 31, as the case may be. Accordingly, unless the committee determines otherwise, two separate offering periods will commence in each calendar year during which the ESPP remains in existence. However, if the ESPP becomes effective later than January 1, 2011, the initial offering period will commence on a date specified by the committee and may be for a period shorter than 6 months. Each offering period will consist of a series of one or more successive purchase intervals. Unless the committee determines otherwise, purchase intervals will have a duration of six months each and coincide with the offering periods.

Participation.  Each eligible employee who elects to participate in an offering period will be granted, on the first day of the offering period, a purchase right to purchase shares of our common stock up to the per-participant maximum number of shares specified by the committee before the commencement of the offering period. The purchase right will automatically be exercised on each interim purchase date during the offering period based on the employee’s accumulated contributions to the ESPP. Participants will generally be permitted to allocate up to 10.0% of their cash compensation to purchase our common stock under the ESPP. Unless the committee determines otherwise before the beginning of the offering period, the purchase price per share at which our common stock will be purchased by a participant on each purchase date within the offering period in which he or she is enrolled will be equal to 85% of the lesser of the fair market value per share of our common stock on the first day of the offering period or the fair market value of our common stock on each interim purchase date. The committee may establish a different purchase price per share before the commencement of the applicable offering period, but such purchase price may not be lower than the purchase price specified above.

Termination of Employment.  Participants may modify or end their participation in the ESPP at any time during any offering period. Participation ends automatically upon termination of employment or if the participant ceases to be an eligible employee.

Maximum Number of Purchasable Shares.  The maximum number of shares of our common stock purchasable by any participant during each offering period will be established by the committee before the offering period begins. In addition, as required by Section 423 of the Internal Revenue Code, no participant may purchase more than $25,000 worth of our common stock during each calendar year under the ESPP.

Change of Control.  If we experience a change of control while the ESPP is in effect, all outstanding purchase rights under the ESPP will automatically be exercised immediately prior to the effective date of any change of control, and the purchase price for each share of our common stock under the ESPP on such purchase date will be equal to 85.0% of the lesser of the fair market value per share of our common stock on the first day of the offering period in which the participant is enrolled or the fair market value of our stock immediately prior to the change of control.

In general terms, a change of control under the ESPP occurs:

•	if a person, entity or affiliated group acquires more than 50.0% of our then outstanding voting securities;

•	if we merge with another entity, unless the holders of our voting shares immediately prior to the merger have at least 50.0% of the combined voting power of the securities in the merged entity or its parent;

•	if we merge with another entity and the members of our board of directors prior to the merger would not constitute a majority of our board of directors in the merged entity or its parent;

•	if we sell or dispose of all or substantially all of our assets;

•	if we are liquidated or dissolved; or

•	if a majority of the members of our board of directors is replaced during any 12-month period or less by directors whose appointment or election is not endorsed by a majority of the incumbent directors.

Amendment; Termination.  Our board of directors may amend or terminate the ESPP at any time, with such amendment or termination to become effective immediately following the close of an interim purchase date. However, our board of directors may not amend the ESPP without stockholder approval if the approval of any such amendment by the stockholders of the Company is required by section 423 of the Code or applicable stock exchange rules. Unless sooner terminated by our board of directors, the ESPP will terminate upon the earlier of:

•	the date all shares available for issuance under the plan have been issued; or

•	the date all purchase rights are exercised in connection with a change of control.

Retirement Plans

We maintain the 401(k) Retirement Savings Plan, or 401(k) plan, which is a tax-qualified defined contribution plan, for our executives and employees, including the named executive officers. Under the 401(k) plan, each participant may contribute up to 100.0% of his or her pretax compensation, up to a statutory limit, which for most employees was $16,500 in 2009. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. We match 25.0% of employee contributions up to $16,500 for all employees who have been employed with us for less than three years, and we match 50.0% of employee contributions up to $16,500 for all employees who have been employed with us for more than three years. The Company’s matching contributions to the accounts of the named executive officers are disclosed in the Summary Compensation Table on page 130 of this prospectus.

We also maintain a nonqualified deferred compensation plan primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, thereby creating an incentive for such employees to remain in the employ of the Company and to promote its continued growth. This nonqualified deferred compensation plan provides that each eligible employee may defer up to either $25,000 (for tier 2 eligible employees) or $50,000 (for tier 1 eligible employees) of their earned bonus or commission beginning with 2009 earned bonuses or commissions. Under the plan, each employee is fully vested in his or her deferred compensation. Employee deferrals are held and invested at the employee’s direction by the plan’s trustee. We do not match employee deferrals into this plan. For the year-ended December 31, 2009, none of the named executive officers participated in the nonqualified deferred compensation plan.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation that will be in effect upon completion of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and that we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we must advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. Our amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition to the indemnification provided for in our certificate of incorporation, we have entered into separate indemnification agreements with each of our directors which are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Also, our directors and officers are insured against certain losses from potential third-party claims for which we are legally or financially unable to indemnify them. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Issuance of Series E Preferred Stock

On January 11, 2008, we issued and sold an aggregate of 2,611,606 shares of Series E preferred stock to certain investors at a purchase price per share of $44.80 for an aggregate purchase price of $116,999,948.80. The investors consisted of 3i U.S. Growth Partners L.P., 3i Technology Partners III L.P., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and VP New York Venture Partners L.P.

Issuance of Series D Preferred Stock

On March 29, 2006, we issued and sold 3,254,678 shares of Series D preferred stock at a purchase price of $12.29 per share for an aggregate purchase price of $39,999,992.62. The investors consisted of VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and VP New York Venture Partners L.P.

Issuance of Series C Preferred Stock

On August 1, 2003 and August 8, 2003, we issued and sold a total of 2,496,879 shares of Series C preferred stock at a purchase price of $4.005 per share for an aggregate purchase price of $10,000,000. The investors consisted of Tudor Ventures II, L.P., The Raptor Global Portfolio, Ltd. and ALTAR Rock Fund, L.P.

Issuance of Series B Preferred Stock

On July 25, 2001, we issued and sold 2,848,516 shares of Series B preferred stock at a purchase price of $1.11 per share, and on August 15, 2001, we sold an additional 30,000 shares of Series B preferred stock at a purchase of $1.11 per share, for an aggregate purchase price for both closings of $3,195,152.70. The investors consisted of Edison Venture Fund IV SBIC, L.P., Cross Atlantic Capital Partners, Inc., Blue Rock Capital, L.P., Christopher Calhoun and JD Seed Fund LP.

Issuance of Series A Preferred Stock

In a series of closings from December 2, 1999 to March 1, 2001, we issued and sold an aggregate of 4,280,591 shares of Series A preferred stock to certain investors at a purchase price of $1.10 per share for an aggregate purchase price of $4,708,650.10. The investors consisted of Cross Atlantic Capital Partners, Inc., Blue Rock Capital, L.P. and nineteen other small investors.

Repurchase Agreement with Certain Stockholders and Warrantholders

In connection with the issuance and sale of our Series E preferred stock, and in order to provide partial liquidity to long-term holders of our capital stock, we entered into a repurchase agreement with certain holders of our Series A, Series B and Series C preferred stock, as well as certain holders of our common stock, options to purchase our common stock and warrants to purchase our Series A preferred stock, identified on Schedule A to the repurchase agreement, whereby we repurchased such stock (including stock issuable upon exercise of such options and warrants) on January 11, 2008 and January 25, 2008. We refer to this agreement as the Repurchase Agreement. For purposes of this discussion, each such stockholder, optionholder and warrantholder who sold shares to us pursuant to this Repurchase Agreement shall be referred to as an “Equityholder.” The names of the officers, directors and

5.0% stockholders from whom we repurchased securities, as well as the number and type of security and aggregate purchase price are set forth in the table below.

		Aggregate
	Number and Type of Securities	Purchase
Name	Repurchased by the Company	Price

Cross Atlantic Technology Fund, L.P.	948,662 shares of Series A preferred stock	$42,433,651
Blue Rock Capital, L.P.	165,549 shares of Series A preferred stock	$7,405,007
Silicon Valley Bank	Warrant to purchase 88,206 shares of Series A preferred stock	$3,945,454
Tudor Ventures II, L.P.	173,831 shares of Series C preferred stock (convertible into 223,215 shares of common stock)	$9,984,423
Mark E. Galant	223,488 shares of common stock (189,954 shares were repurchased on January 11, 2008 and 33,534 shares were repurchased on January 25, 2008)	$9,996,618
Roger Tarika	Options to purchase 13,000 shares of our common stock	$581,490
Others	48,037 shares of Series A preferred stock, 1,601 shares of Series B preferred Stock, 52,074 shares of common stock and options to purchase 5,001 shares of common stock	$4,773,272

	Total	$79,119,915

Pursuant to our Second Amended and Restated Certificate of Incorporation, there will be an adjustment to the conversion price (which in turn will affect the conversion rate) for the Series E preferred stock if our initial public offering Offer Price or Revised Offer Price, as applicable (each as defined in our Second Amended and Restated Certificate of Incorporation), is less than $53.76 (as adjusted for stock splits or similar transactions). See “Description of Capital Stock — Preferred Stock” for a more detailed description of this conversion.

Each Equityholder who sold our shares back to us pursuant to the Repurchase Agreement is required by the Repurchase Agreement to indemnify us if there is an adjustment to the Series E preferred stock conversion price, subject to the indemnification limits described below. In such an event, the Equityholders will, severally (and not jointly) and pro rata to the payments they received for the Repurchased Securities (as defined in the Repurchase Agreement) sold by each Equityholder, indemnify us in an aggregate amount equal to the product of (a) the number of additional shares of common stock issuable as a result of any adjustment to the Series E preferred stock conversion price with respect to 2,070,312 out of a total of 3,738,688 authorized shares of Series E preferred stock, multiplied by (b) the Offer Price or Revised Offer Price, as applicable. The Equityholders shall be entitled to make any indemnification payments in cash or in shares of our common stock. The Repurchase Agreement provides that the indemnification obligation is capped at an Offer Price or Revised Offer Price, as applicable, of $48.96 (as adjusted for stock splits or similar transactions). Should the Offer Price or Revised Offer Price, as applicable, be lower than $48.96, it shall be deemed to be $48.96 (as adjusted for stock splits or similar transactions) for the purpose of calculating the indemnification amount.

Employee Repurchase with Certain Stockholders and Optionholders

In addition to the repurchases conducted pursuant to the Repurchase Agreement and in connection with the issuance and sale of our Series E preferred stock, we sought to offer partial liquidity and to promote employee retention and incentive for future equity award appreciation by offering to repurchase shares of our common stock (including the stock issuable upon exercise of options) from certain employees on January 11, 2008 and January 18, 2008. We effected each of these repurchases pursuant to transmittal letters that were executed and returned to us by each employee that participated in the employee repurchase. The names of the officers, directors and 5.0% stockholders from whom we repurchased securities, as well as the number and type of security and aggregate purchase price, are set forth in the table below.

		Aggregate
	Number and Type of Securities	Purchase
Name	Repurchased by the Company	Price

Glenn H. Stevens	55,803 shares of common stock and options to purchase 160,524 shares of common stock	$9,676,307
Christopher W. Calhoun	5,000 shares of common stock and options to purchase 66,000 shares of common stock	$3,175,830
Timothy O’Sullivan	Options to purchase 65,187 shares of common stock	$2,915,815
Others	4,983 shares of common stock and options to purchase 263,512 shares of common stock	$12,009,781

	Total	$27,777,733

Stockholders Agreement

We entered into the Amended and Restated Stockholders Agreement, dated January 11, 2008, with certain holders of our common stock and the holders of our Series A, Series B, Series C, Series D and Series E preferred stock. We refer to this agreement below as the Stockholders Agreement. The purpose of the Stockholders Agreement is to govern the relationship among the parties to the agreement. The Stockholders Agreement provides, among other things, the terms on which our securities held by these stockholders are to be transferred and voted. The Stockholders Agreement contains customary transfer restrictions, rights of first refusal and co-sale, tag-along and voting obligations. These rights and obligations set forth in the Stockholders Agreement will terminate immediately prior to the closing of this offering.

Investor Rights Agreement

In connection with the issuance and sale of our series E preferred stock, we entered into an Amended and Restated Investor Rights Agreement, dated January 11, 2008, with the holders of our Series A, Series B, Series C, Series D and Series E preferred stock and Mark E. Galant, our founding stockholder. We refer to this agreement below as the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, under certain circumstances, holders of our preferred stock and certain holders of our common stock are entitled to require us to register their shares under the securities laws for resale. See “Description of Capital Stock — Registration Rights.”

Indemnification of Directors

In connection with the issuance and sale of our Series E preferred stock, we entered into indemnification agreements with each of our directors, whereby we will indemnify each director to the fullest extent permitted by law and advance expenses to each indemnified director in connection with any proceeding in which indemnification is available.

Acquisition of GCAM, LLC

On January 1, 2007, we entered into a securities purchase agreement with Glenn H. Stevens, our president and chief executive officer, Mark E. Galant, the chairman of our board of directors, and GAIN Capital Group, LLC, our indirect, wholly-owned subsidiary. Pursuant to the purchase agreement, we purchased all of the issued and outstanding units of GCAM, LLC, or GCAM, from each of Mr. Stevens, Mr. Galant and GAIN Capital Group, LLC, resulting in GCAM becoming our direct, wholly-owned subsidiary. In consideration of the GCAM units, we issued 48,820 restricted stock units to Mr. Stevens and 19,430 restricted stock units to Mr. Galant. Pursuant to Mr. Galant’s restricted stock unit agreement, upon a Change of Control (as defined in such restricted stock unit agreement),

Mr. Galant shall surrender 9,764 restricted stock units to us in return for one hundred thousand dollars ($100,000); provided that both Mr. Stevens and Mr. Galant are employed by us or providing services to us at the time of the Change of Control. Pursuant to Mr. Stevens’ restricted stock unit agreement, upon a Change of Control (as defined in the restricted stock unit agreement), Mr. Stevens shall receive an additional award of 9,764 restricted units in exchange for one hundred thousand dollars ($100,000) paid by Mr. Stevens to us; provided that both Mr. Stevens and Mr. Galant are employed by us or providing services to us at the time of the Change of Control.

As a condition to consummating the transaction, on January 1, 2007, we entered into a letter agreement with Mr. Stevens which, among other things, obligated us to pay Mr. Stevens compensation in consideration for his services as chief executive officer of GCAM based upon a predetermined formula set forth in the letter agreement. Mr. Stevens did not receive any compensation under such letter agreement for the 2007 fiscal year and such compensation provisions were superseded by Mr. Steven’s employment agreement, dated January 1, 2008. Pursuant to the letter agreement, Mr. Stevens was also entitled to a purchase right with respect to all securities of GCAM held by us, but such right was terminated in connection with Mr. Stevens’ employment agreement, dated January 1, 2008. Each of Mr. Stevens’ and Mr. Galant’s restricted stock units received in connection with the GCAM acquisition was also subject to a call option allowing us to cause the grantee to forfeit and transfer back to us all or a portion of the restricted stock units, but such right has since been terminated in connection with Mr. Stevens’ employment agreement and Mr. Galant’s separation agreement, each as described above. See “Management — Potential Payments Upon Termination or Change of Control — Employment Agreements and Change of Control Arrangements.”

GCAM, LLC is the general partner of GCAM Madison Fund, L.P., a Delaware limited partnership formed on April 10, 2006 to operate as a private investment partnership. The partnership is engaged primarily in the business of trading and investing in over the counter foreign currencies. The general partner directs the partnership’s trading and investments as well as its day-to-day operations. Mr. Stevens is the limited partner of GCAM Madison Fund, L.P.

Acquisition of GAIN Global Markets, Inc.

GAIN Global Markets, Inc., or GGM, was incorporated on January 19, 2006 in the Cayman Islands. The sole incorporator of GGM, Sophia Dilbert, was issued one share of GGM’s capital stock upon GGM’s incorporation, which share was immediately transferred to Mark E. Galant. On November 27, 2006, Mr. Galant was issued an additional sixty-five shares of GGM capital stock and Mr. Stevens was issued thirty-three shares of GGM capital stock. On July 30, 2007, Mr. Stevens contributed $1,200,000 of capital to GGM, which represented the outstanding capital contribution by Mr. Stevens for the shares he held in GGM, along with the outstanding capital contribution by Mr. Galant and as such, Mr. Stevens purchased Mr. Galant’s sixty-six (66) shares of GGM. On September 18, 2007, Mr. Stevens transferred and sold his ninety-nine shares of capital stock of GGM, which represent 100.0% ownership of GGM, to our wholly-owned subsidiary, GAIN Capital Holdings International, LLC, a Delaware limited liability company, or GAIN International, in exchange for the payment by GAIN International to Mr. Stevens of $1,241,442 on December 13, 2007, which amount represented the $1,200,000 aggregate capital contributions made by Mr. Stevens to GGM, plus interest accrued on the initial capital contribution.

Transactions with Mark E. Galant

Stock Repurchase Agreement with Mark E. Galant in June 2007

On June 7, 2007, contemporaneous with Mark E. Galant’s resignation as our chief executive officer, we entered into a Stock Repurchase Agreement with Mr. Galant, pursuant to which we repurchased an aggregate of 870,070 shares of our common stock held by Mr. Galant at a repurchase price of $34.48 per share, and an aggregate purchase price of $30,000,000.

Separation Agreement with Mark E. Galant

On January 11, 2008, we entered into a separation agreement with Mark E. Galant, our founder, chairman of our board of directors and former chief executive officer, pursuant to which Mr. Galant acknowledged and agreed, among other things, that no amounts were owed to him under that certain severance agreement, dated March 29, 2006, between Mr. Galant and us in connection with his June 7, 2007 voluntary resignation as our chief executive officer, and that such severance agreement was terminated and no longer in effect. Under the terms of the separation agreement, we agreed to pay Mr. Galant a bonus in an amount equal to $807,000 representing the aggregate of all prior accrued and unpaid quarterly and annual bonus amounts owed to Mr. Galant in connection with his services as our chief executive officer. Under the terms of the separation agreement, Mr. Galant is entitled to receive health insurance benefits in amounts comparable to our executive officers for as long as he is a member of our board of directors. Mr. Galant is also entitled to receive annual compensation for his role as a member of our board of directors equal to amounts received by independent members of our board of directors; provided, however, that so long as Mr. Galant serves as chairman of our board of directors, he shall receive annual compensation equal to 1.375 times the annual compensation received by independent members of our board of directors, as determined by the compensation committee of our board of directors. We have also agreed to provide Mr. Galant with executive office space and access to an administrative assistant at our headquarters in Bedminster, New Jersey.

Mr. Galant is entitled to certain priority rights to include shares of our capital stock held by Mr. Galant in our initial public offering. In addition, Mr. Galant’s separation agreement also amends the vesting schedule for the unvested restricted stock units granted to Mr. Galant on or after December 31, 2006 which were unvested as January 1, 2008 such that 50.0% of such unvested restricted stock units shall vest monthly during calendar year 2008 (on the last day of the applicable month) and the remaining 50.0% of such unvested restricted stock units shall vest monthly during calendar year 2009 (on the last day of the applicable month). However, in the event Mr. Galant is removed as a director for any reason, other than for “Cause” (as defined in the severance agreement, dated March 29, 2006, between Mr. Galant and us), any unvested options or restricted stock units held by Mr. Galant shall immediately accelerate and be deemed fully vested. Mr. Galant has also agreed to terminate the call provisions in the restricted stock unit agreement, dated January 1, 2007, between Mr. Galant and us.

Pursuant to Mr. Galant’s restricted stock unit agreement granted in connection with our acquisition of GCAM, LLC (as described below), upon a Change of Control (as defined in the restricted stock unit agreement), Mr. Galant’s restricted stock unit account shall automatically be reduced by 9,764 restricted units, and we shall credit his restricted unit account with one hundred thousand dollars ($100,000), but only if both Mr. Stevens and Mr. Galant are employed by us or providing services to us at the time of the Change of Control.

Repurchase Agreement with Mark E. Galant in January 2008

Please see “Certain Relationships and Related Party Transactions — Repurchase Agreement with Certain Stockholders, Warrantholders and Optionholders” for a description of a repurchase agreement we entered into with Mr. Galant in January 2008.

Services Agreement with Scivantage, Inc.

On February 1, 2008, we entered into a services agreement with Scivantage, Inc., or Scivantage, in which Scivantage provides us with access to office accommodations, including fully furnished office workstations, 24 hours a day, 7 days a week, at 10 Exchange Place, Jersey City, New Jersey. The agreement was later amended to add additional workstations and services extending the term until December 31, 2009 for a fee of $14,475. Per its terms, the agreement automatically renewed for an additional one year and is set to expire on December 31, 2010. Two of our board of directors members, Messrs. Calhoun and Sugden, are members of the board of directors of Scivantage.

Forex Trading by Certain Officers, Directors and Employees on Our Platform

In June 2007, we instituted a policy that prohibits our officers, directors and employees from opening an account with us and directly engaging in forex trading on our proprietary platform. However, our policy does not prohibit our officers, directors and employees from opening an account with one of our white label partners in order to engage in forex trading through the white label partner on our platform.

Executive Compensation and Stock Option Awards

Please see “Management” for information on the compensation of, and stock options granted to, our directors and executive officers.

Amended and Restated Bylaws

Our amended and restated bylaws require that certain stockholders have the right to nominate one individual in the slate of director nominees for election at our 2011 annual meeting of stockholders. Please see “Description of Capital Stock — Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law” for a description of these special rights.

Employment Agreements

We have entered into an amended and restated employment agreement with Glenn H. Stevens, our president and chief executive officer, and executive employment agreements with Henry C. Lyons, our chief financial officer and Treasurer, Timothy O’Sullivan, our chief dealer, Samantha Roady, our chief marketing officer, Alexander Bobinski, our executive vice president, operations, Andrew Haines, our chief information officer, Kenneth O’Brien, our senior vice president, strategic integration, and an employment arrangement with Christopher W. Calhoun, our senior advisor and secretary (which has been terminated as of October 2010). For a description of payments received upon termination and change of control by our named executive officers see “Management — Potential Payments Upon Termination or Change of Control — Employment Agreements and Change of Control Arrangements.”

Policies and Procedures for Review and Approval of Related Person Transactions

Our board of directors intends to adopt, prior to completion of this offering, a written code of business conduct and ethics, under which our employees and officers are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they will be required to report any potential conflict of interest, including related party transactions, to their managers or our compliance officer who will then review and summarize the proposed transaction for our audit committee. Pursuant to its charter, our audit committee will then be required to approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good-faith exercise of its discretion. Immediately after the effective time of the registration statement of which this prospectus forms a part, a copy of our code of business conduct and ethics and our audit committee charter will be posted to our website http://www.gaincapital.com.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of December 1, 2010, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5.0% of our outstanding capital stock;

•	each other selling stockholder in this offering;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and named executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on shares of common stock outstanding as of December 1, 2010 and 31,148,058 shares of common stock outstanding upon the completion of this offering, each of which gives effect to the conversion of all outstanding shares of preferred stock into an aggregate of 27,757,770 shares of common stock, the adjustment to the Series E preferred stock conversion price that is determined upon the filing of the preliminary prospectus and will occur if the offering price in the final prospectus is less than $21.19 and certain indemnification obligations triggered by the adjustment to the Series E preferred stock conversion price. See “Certain Relationships and Related-Party Transactions — Repurchase Agreement with Certain Stockholders and Warrantholders” for a discussion of certain indemnification provisions in the Repurchase Agreement that are triggered if this adjustment to the conversion price with respect to the Series E preferred stock occurs.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 1, 2010 are deemed outstanding and beneficially owned by the person holding those options for purposes of computing the number of shares and percentage of shares beneficially owned by that person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

For information with respect to the selling stockholders and their relationships with us as well as a description of the transactions in which certain of the selling stockholders purchased the shares being offered in this prospectus, see “Certain Relationships and Related-Party Transactions.”

Unless otherwise indicated in the footnotes, the principal address of each of the stockholders identified below is c/o GAIN Capital Holdings, Inc., Bedminster One, 135 Route 202/206, Bedminster, New Jersey 07921.

					Shares Beneficially Owned
			Shares Being Sold in Offering		Immediately Following Offering
			Assuming	Assuming	Assuming		Assuming
			Underwriters	Underwriters	Underwriters Over-		Underwriters Over-
	Shares Beneficially		Over-Allotment	Over-Allotment	Allotment		Allotment
	Owned Prior		Option is	Option is	Option is		Option is
	to Offering		Not	Exercised	Not Exercised		Exercised in Full
Beneficial Owner	Number	Percentage	Exercised	in Full	Number	Percentage	Number	Percentage

5.0% Beneficial Owners
3i U.S. Growth Partners L.P.(1)	8,314,284	27.0%	4,248,212	4,248,212	4,066,071	13.1%	4,066,071	12.8%
3i Technology Partners III L.P.(1)	8,314,284	27.0%	4,248,212	4,248,212	4,066,071	13.1%	4,066,071	12.8%
3i Growth Capital (USA) D L.P.(1)	8,314,284	27.0%	4,248,212	4,248,212	4,066,071	13.1%	4,066,071	12.8%
3i Growth Capital (USA) E L.P.(1)	8,314,284	27.0%	4,248,212	4,248,212	4,066,071	13.1%	4,066,071	12.8%
3i Growth Capital (USA) P L.P.(1)	8,314,284	27.0%	4,248,212	4,248,212	4,066,071	13.1%	4,066,071	12.8%
VantagePoint Venture Partners IV(Q), L.P.(2)	9,074,108	29.5%	—	—	9,074,108	29.1%	9,074,108	28.5%
VantagePoint Venture Partners IV, L.P.(2)	9,074,108	29.5%	—	—	9,074,108	29.1%	9,074,108	28.5%
VantagePoint Venture Partners IV Principals Fund, L.P.(2)	9,074,108	29.5%	—	—	9,074,108	29.1%	9,074,108	28.5%
VP New York Venture Partners, L.P.(2)	9,074,108	29.5%	—	—	9,074,108	29.1%	9,074,108	28.5%
Tudor Ventures II L.P.(3)	2,667,900	8.7%	533,580	533,580	2,134,320	6.9%	2,134,320	6.7%

					Shares Beneficially Owned
			Shares Being Sold in Offering		Immediately Following Offering
			Assuming	Assuming	Assuming		Assuming
			Underwriters	Underwriters	Underwriters Over-		Underwriters Over-
	Shares Beneficially		Over-Allotment	Over-Allotment	Allotment		Allotment
	Owned Prior		Option is	Option is	Option is		Option is
	to Offering		Not	Exercised	Not Exercised		Exercised in Full
Beneficial Owner	Number	Percentage	Exercised	in Full	Number	Percentage	Number	Percentage

Edison Venture Fund IV SBIC, L.P.(4)	6,453,685	19.4%	1,285,714	1,285,714	5,167,971	15.3%	5,167,971	15.0%
Cross Atlantic Technology Fund, L.P.(5)	3,067,109	9.8%	2,208,318	2,453,687	858,790	2.7%	613,422	1.9%
Named Executive Officers and Directors
Mark E. Galant(6)	3,760,390	11.8%	1,374,492	2,064,949	2,385,898	7.7%	1,695,440	5.3%
Glenn H. Stevens(7)	867,919	2.7%	—	346,153	867,919	2.7%	521,766	1.6%
Christopher W. Calhoun(8)	250,250	*	—	25,191	250,250	*	225,059	*
Henry C. Lyons	—	*	—	—	—	*	—	*
Timothy O’Sullivan(9)	241,356	*	—	96,260	241,356	*	145,096	*
Samantha Roady(10)	242,356	*	—	85,836	242,356	*	156,519	*
Crevan O’Grady(11)	8,314,284	27.0%	4,248,212	4,248,212	4,066,071	13.1%	4,066,071	12.8%
Gerry McCrory(12)	3,067,109	9.8%	2,208,318	2,453,687	858,790	2.7%	613,422	1.9%
James C. Mills(13)	9,074,108	29.5%	—	—	9,074,108	29.1%	9,074,108	28.5%
Peter Quick	26,012	*	—	—	26,012	*	26,012	*
Joseph Schenk	26,012	*	—	—	26,012	*	26,012	*
Christopher S. Sugden(14)	6,453,685	19.4%	1,285,714	1,285,714	5,167,971	15.3%	5,167,971	15.0%
Susanne D. Lyons	36,418	*	—	—	36,418	*	36,418	*
All Directors and Named Executive Officers as a Group(15)	32,359,898	88.6%	9,116,737	10,606,004	23,243,161	74.6%	21,753,894	68.3%
Other Selling Stockholders
The Susan L. Kostin Revocable Trust(16)	33,483	*	28,483	28,483	5,000	*	5,000	*
The Raptor Private Portfolio L.P.(17)	305,625	1.0%	305,625	305,625	—	*	—	*
The ALTAR Rock Fund Liquidating Trust(18)	932	*	932	932	—	*	—	*
Blue Rock Capital, L.P.(19)	1,055,569	3.4%	606,952	606,952	448,617	1.4%	448,617	1.4%
The 2007 Galant Family Trust(20)	3,760,390	11.8%	1,374,492	2,064,949	2,385,898	7.7%	1,695,400	5.3%
Alex Bobinski(21)	148,116	*	—	59,073	148,116	*	89,042	*
Andrew Haines(22)	38,442	*	—	14,430	38,442	*	24,012	*
Kenneth O’Brien(23)	29,284	*	—	11,679	29,284	*	17,605	*
Stephen Reilly(24)	86,622	*	—	16,615	86,622	*	70,007	*
Dina Grochowski(25)	30,602	*	—	5,870	30,602	*	24,733	*
Robert Monteleone(26)	42,764	*	—	8,202	42,764	*	34,561	*
Neil Wilkinson(27)	32,918	*	—	6,314	32,918	*	26,604	*
William Collins(28)	39,064	*	—	6,354	39,064	*	32,710	*
Thomas Levine(29)	26,344	*	—	5,053	26,344	*	21,291	*
David Leaver(30)	33,786	*	—	6,480	33,786	*	27,306	*
Keith Ginder(31)	22,821	*	—	4,377	22,821	*	18,444	*
Michael Thwaite(32)	28,533	*	—	5,473	28,533	*	23,060	*
Christopher Tavaglione(33)	22,945	*	—	4,401	22,945	*	18,544	*
Michael Goret(34)	23,497	*	—	4,507	23,497	*	18,990	*
Bin Dong(35)	12,191	*	—	1,905	12,191	*	10,286	*

*	Represents ownership of less than 1.0%.
(1)	Amounts shown reflect the aggregate number of shares of common stock issuable upon automatic conversion of outstanding shares of preferred stock held by 3i U.S. Growth Partners L.P., 3i Technology Partners III L.P., 3i Growth Capital (USA) D L.P., 3i Growth Capital (USA) E L.P. and 3i Growth Capital (USA) P L.P. 3i U.S. Growth Partners L.P.’s general partners are 3i US Growth Corporation, a Delaware corporation, and 3i 2004 GmbH & Co. KG, a German limited partnership. The general partner of each of 3i Growth Capital (USA) D L.P., 3i Growth Capital (USA) E L.P. and 3i Growth Capital (USA) P L.P. is also 3i U.S. Growth Corporation. The board of directors of 3i US Growth Corporation holds voting and dispositive power for the shares held by each of 3i U.S. Growth Partners L.P., 3i Growth Capital (USA) D L.P., 3i Growth Capital (USA) E L.P. and 3i Growth Capital (USA) P L.P. The current members of the board of directors of 3i US Growth Corporation are Ken Hanau, Robert Stefanowski, Richard Relyea and Jim Rutherfurd. Each of the members disclaims beneficial ownership of the shares except to the extent of their pecuniary interest, if any. 3i Technology Partners III LP’s general partners are 3i Technology Corporation, a Delaware corporation, and 3i 2004 GmbH & Co. KG, a German limited partnership. The board of directors of 3i Technology Corporation holds voting and dispositive power for the shares held by 3i Technology Partners III L.P. The current members of the board of directors of 3i Technology Corporation are Ken Hanau, Robert Stefanowski, Ian Lobley, Sundip Murthy, Richard Relyea and Jim Rutherfurd. Each of the members disclaims beneficial ownership of the shares except to the extent of their pecuniary interest, if any. The address of the 3i Entities is c/o Mourant & Co. Limited, 22 Grenville Street, St. Helier, Jersey (Attention: Group 12).
(2)	Consists of (i) 6,576,912 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by VantagePoint Venture Partners IV (Q), L.P., (ii) 658,417 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by VantagePoint Venture Partners IV, L.P., (iii) 23,956 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by VantagePoint Venture Partners IV

(footnotes continued on next page)

Principals Fund, L.P., and (iv) 1,814,824 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by VP New York Venture Partners, L.P., VantagePoint Venture Associates IV, L.L.C., or VPVA, is the general partner of each of the VantagePoint Venture Partners entities. Alan E. Salzman and James D. Marver are the managing members of VPVA and may be deemed to have voting and investment control over the shares held by the VantagePoint Venture Partners entities. The VantagePoint Venture Partners entities purchased the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The principal address of the VantagePoint Venture Partners entities is 1001 Bayhill Drive, Suite 300, San Bruno, CA 94066.
(3)	Consists of 2,667,900 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering. Tudor Ventures Group L.P. is the general partner of Tudor Ventures II L.P. Tudor Ventures Group LLC is the general partner of Tudor Ventures Group L.P. Robert P. Forlenza and Carmen Scarpa are the managing directors of Tudor Ventures Group L.L.C. and may be deemed to have voting and investment control over the shares held by Tudor Ventures II L.P. Tudor Ventures II L.P. is the indirect owner of more than 10% of the equity interests of Montgomery & Co., LLC and Pipeline Trading Systems, LLC, each of which is a member of FINRA. Thus, Tudor Ventures II L.P. may be deemed to be affiliated with a broker-dealer. Tudor Ventures II L.P. purchased the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The principal address of Tudor Ventures II L.P. is 1275 King Street, Greenwich, CT 06831. This reflects the tender to the Company of 91,127 shares of common stock held by such reporting person in satisfaction of certain indemnification obligations owed by such reporting person.
(4)	Consists of (i) 3,864,019 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering and (ii) warrants to purchase 2,589,666 shares of common stock. Mr. Sugden, one of our directors, is a member of Edison Partners IV SBIC, LLC, the general partner of Edison Venture Fund IV SBIC, L.P. Mr. Sugden disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Voting and dispositive authority of the shares held by Edison Venture Fund IV SBIC, L.P. are shared by John Martinson, Joseph Allegra, Gary Golding, Ross Martinson and Christopher Sugden, each a member of Edison Partners IV SBIC, LLC. The principal address of Edison Venture Fund IV SBIC, L.P. is 1009 Lenox Drive #4, Lawrenceville, NJ 08648.
(5)	Consists of (i) 2,561,675 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering, and (ii) warrants to purchase 505,434 shares common stock. XATF Management, L.P. is the general partner of Cross Atlantic Technology Fund, L.P. Cross Atlantic Capital Partners, Inc. is the general partner of XATF Management, L.P. Donald R. Caldwell is the sole shareholder of Cross Atlantic Capital Partners, Inc. and may be deemed to have voting and investment control over the shares held by Cross Atlantic Technology Fund, L.P. The principal address of Cross Atlantic Technology Fund L.P. is 5 Radnor Corporate Center, Suite 555, Radnor, PA 19087. This reflects the tender to the Company of 386,816 shares of common stock held by such reporting person in satisfaction of certain indemnification obligations owed by such reporting person.
(6)	Consists of (i) 1,731,955 shares of common stock, (ii) 23,414 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering, (iii) options to purchase 1,143,556 shares of common stock, (iv) 861,464 shares of common stock held by The 2007 Galant Family Trust, by and among Mark. E. Galant, as donor, and the Goldman Sachs Trust Company of Delaware and Farid Naib, as trustees. This reflects the tender to the Company of (i) 66,441 shares of common stock by Mark E. Galant and (ii) 24,574 shares of common stock by The 2007 Galant Family Trust, in satisfaction of certain indemnification obligations owed by each of Mark E. Galant and The Galant Family Trust.
(7)	Consists of options to purchase 867,919 shares of common stock.
(8)	Consists of (i) 101,759 shares of common stock, and (ii) options to purchase 148,491 shares of common stock.
(9)	Consists of options to purchase 241,356 shares of common stock.
(10)	Consists of (i) 27,136 shares of common stock and (ii) options to purchase 215,220 shares of common stock.
(11)	Consists of 8,314,284 shares of our common stock issuable upon automatic conversion of outstanding shares of preferred stock held by the 3i entities. The reporting person is a partner of 3i Corporation and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.
(12)	Consists of (i) 2,561,675 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering, and (ii) warrants to purchase 505,434 shares common stock held by Cross Atlantic Technology Fund, L.P. The reporting person is a managing director of Cross Atlantic Capital Partners and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.
(13)	Consists of (i) 6,576,912 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by VantagePoint Venture Partners IV (Q), L.P., (ii) 658,417 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by VantagePoint Venture Partners IV, L.P., (iii) 23,956 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by VantagePoint Venture Partners IV Principals Fund, L.P., and (iv) 1,814,824 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by VP New York Venture Partners, L.P., The reporting person is a managing director of VantagePoint Venture Partners, Inc. and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.
(14)	Consists of (i) 3,864,019 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering and (ii) warrants to purchase 2,589,666 shares of common stock held by Edison Venture Fund IV SBIC, L.P. The reporting person is a member of Edison Venture Fund IV SBIC, L.P. and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.
(15)	See footnotes 6 through 14.
(16)	Susan L. Kostin is the trustee of the Susan L. Kostin Revocable Trust. This reflects the tender to the Company of 1,631 shares of common stock in satisfaction of certain indemnification obligations owed by such person.
(17)	Consists of 305,625 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering. Raptor Capital Management LP may be deemed to have voting and investment control over the shares held by The Raptor Private Portfolio L.P. The principal address of Raptor Private Portfolio, L.P. is c/o Raptor Capital Management LP, 50 Rowes Wharf, 6th Floor Boston, MA 02110. James J. Pallotta is the Chairman of the board of directors, President and Managing Director of Raptor Capital Management, Inc., which indirectly controls Raptor Capital Management LP. As such, Mr. Pallotta may be deemed to beneficially own the securities reported herein. Raptor Capital Management, Inc., Raptor Capital Management LP, and Mr. Pallotta do not directly own any of the shares registered hereby and each expressly disclaims beneficial ownership of such shares.

(18)	Consists of 932 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering. Raptor Capital Management, as the investment advisor to The Altar Rock Fund Liquidating Trust (formerly known as The Altar Rock Fund L.P.), may be deemed to have voting and investment control over the shares held by The Altar Rock Fund Liquidating Trust. The principal address of The Altar Rock Fund L.P. is c/o Raptor Capital Management LP, 50 Rowes Wharf, 6th Floor Boston, MA 02110. James J. Pallotta is the Chairman of the board of directors, President and Managing Director of Raptor Capital Management, Inc., which indirectly controls Raptor Capital Management LP. As such, Mr. Pallotta may be deemed to beneficially own the securities reported herein. Raptor Capital Management, Inc., Raptor Capital Management LP, and Mr. Pallotta do not directly own any of the shares registered hereby and each expressly disclaims beneficial ownership of such shares.
(19)	Consists of (i) 852,927 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering, and (ii) warrants to purchase 202,642 shares of common stock. Blue Rock Inc. is the corporate general partner of Blue Rock Capital, L.P. Virginia G. Breen and P. Terry Collison are the officers of Blue Rock Inc. and may be deemed to have voting and investment control over the shares held by Blue Rock Capital, L.P. The principal address of Blue Rock Capital, L.P. is Andover, NJ. This reflects the tender to the Company of 67,502 shares of common stock held by such reporting person in satisfaction of certain indemnification obligations owed by such reporting person.
(20)	Consists of (i) 861,464 shares of common stock held by The 2007 Galant Family Trust, by and among Mark. E. Galant, as donor, and the Goldman Sachs Trust Company of Delaware and Farid Naib, as trustees, (ii) 1,731,955 shares of common stock held by Mark E. Galant, (iii) 23,414 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by Mark E. Galant, and (iv) options to purchase 1,143,556 shares of common stock held by Mark E. Galant. This reflects the tender to the Company of (i) 66,441 shares of common stock by Mark E. Galant and (ii) 24,574 shares of common stock by The 2007 Galant Family Trust, in satisfaction of certain indemnification obligations owed by each of Mark E. Galant and The Galant Family Trust.
(21)	Consists of options to purchase 148,116 shares of common stock. Such person is currently employed by the Company as Executive Vice President, Operations.
(22)	Consists of (i) 2,261 shares of common stock and (ii) options to purchase 36,181 shares of common stock. Such person is currently employed by the Company as Chief Information Officer.
(23)	Consists of options to purchase 29,284 shares of common stock. Such person is currently employed by the Company as Senior Vice President, Strategic Integration.
(24)	Consists of options to purchase 86,622 shares of common stock. Such person is currently employed by the Company as Senior Trader.
(25)	Consists of options to purchase 30,602 shares of common stock. Such person is currently employed by the Company as Senior Vice President, Brand Marketing.
(26)	Consists of options to purchase 42,764 shares of common stock. Such person is currently employed by the Company as Senior Vice President, Client Services.
(27)	Consists of options to purchase 32,918 shares of common stock. Such person is currently employed by the Company as Vice President, Production Platform Operations.
(28)	Consists of (i) 5,936 shares of common stock and (ii) options to purchase 33,128 shares of common stock. Such person is currently employed by the Company as Vice President, Customer Acquisition.
(29)	Consists of options to purchase 26,344 shares of common stock. Such person is currently employed by the Company as Senior Vice President, Institutional Sales.
(30)	Consists of options to purchase 33,786 shares of common stock. Such person is currently employed by the Company as Senior Trader.
(31)	Consists of options to purchase 22,821 shares of common stock. Such person is currently employed by the Company as Senior Software Engineer.
(32)	Consists of options to purchase 28,533 shares of common stock. Such person is currently employed by the Company as Senior Vice President, Marketing Tech & Ops.
(33)	Consists of options to purchase 22,945 shares of common stock. Such person is currently employed by the Company as Vice President, Treasury and New Accounts.
(34)	Consists of options to purchase 23,497 shares of common stock. Such person is currently employed by the Company as Senior Trader.
(35)	Consists of (i) 2,262 shares of common stock and (ii) options to purchase 9,929 shares of common stock. Such person is currently employed by the Company as Vice President, Business Development (Asia).

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Following the closing of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, par value $0.00001 per share, and 15,000,000 shares of preferred stock, par value $0.00001 per share.

Common Stock

As of September 30, 2010, there were 1,353,584 shares of common stock outstanding held of record by approximately 135 stockholders; 865,154 shares of Series A preferred stock outstanding held of record by approximately five stockholders; 2,610,210 shares of Series B preferred stock outstanding held of record by approximately four stockholders; 1,055,739 shares of Series C preferred stock outstanding held of record by approximately three stockholders; 3,254,678 shares of Series D preferred stock outstanding held of record by approximately four stockholders and 2,611,606 shares of Series E preferred stock outstanding held of record by approximately six stockholders. There will be 31,148,058 shares of common stock outstanding following the closing of this offering, assuming no exercise of the underwriters’ over-allotment option and assuming no exercise of outstanding options and warrants and no delivery of any shares of common stock underlying outstanding restricted stock units. Such number of outstanding shares of common stock also reflects the conversion of all outstanding shares of preferred stock into an aggregate of 27,757,770 shares of common stock in accordance with our Second Amended and Restated Certificate of Incorporation.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of our preferred stock as of December 1, 2010 will be converted into an aggregate of 27,757,770 shares of our common stock in accordance with our Second Amended and Restated Certificate of Incorporation. After closing of this offering, there will be no outstanding shares of preferred stock.

If (i) the majority of our Series E preferred stockholders vote to do so or (ii) our initial public offering price per share, or IPO Price, equals or exceeds $26.49 (as adjusted for stock splits and similar transactions), all outstanding shares of our Series E preferred stock as of December 1, 2010 will be converted on a one-to-one basis into an aggregate of 10,028,567 shares of our common stock. If our IPO Price is less than $26.49 (which reflects the contemplated 2.29-for-1 stock split), the Series E preferred stock will be converted into shares of our common stock if a majority of all of our preferred stockholders, voting as one class, approve such conversion. In the event there is a conversion of Series E preferred stock where our IPO Price (as determined below) is less than $21.19 (which reflects the contemplated 2.29-for-1 stock split), there will be an adjustment to the Series E preferred stock conversion price as described below.

Pursuant to our Second Amended and Restated Certificate of Incorporation, if the mid-point of the estimated price range in our preliminary prospectus in connection with our initial public offering, referred to herein as the Offer Price, is less than $21.19 (which is 20.0% higher than the original purchase price per share of our Series E preferred stock, as adjusted for stock splits, combinations and similar changes), referred to herein as the Target Price, then the conversion price at which the Series E preferred stock will convert to common stock shall be adjusted to such price which will cause the number of shares of common stock issuable upon conversion of one share of Series E preferred stock, multiplied by the Offer Price, to be equal to the Target Price. The adjustment to the conversion price was determined upon the filing of the preliminary prospectus and became effective immediately prior to the filing of the preliminary prospectus, but subject to the consummation of our initial public offering. Any such adjustment would be made only once, if at all. No adjustment to the conversion price shall be made if the offering price in the final prospectus is equal to or exceeds $21.19. See “Certain Relationships and Related-Party Transactions — Repurchase Agreement with Certain Stockholders and Warrantholders” for a discussion of certain indemnification provisions in the Repurchase Agreement that are triggered if this adjustment to the conversion price with respect to the Series E preferred stock occurs. The mid-point of the price range in our preliminary prospectus is $14.00 per share. Our Series E preferred stockholders have agreed to convert their shares of Series E Preferred Stock to Common Stock. Upon closing of this offering, all of the Series E Preferred Stock outstanding on December 1, 2010 will be converted into an aggregate of 10,028,567 shares of our common stock.

Following this conversion and the closing of this offering, our board of directors will be authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of these shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Warrants

As of September 30, 2010, we had outstanding warrants to purchase an aggregate of 1,458,335 shares of our series B preferred stock at an exercise price of $1.11 per share. These warrants will continue to be exercisable for common stock following the closing of this offering. These warrants expire on July 25, 2011.

Restricted Stock Units

Restricted stock units are units that represent shares of our stock. Under our 2006 Plan, restricted stock units become payable on terms and conditions determined by our board of directors, or a committee consisting of members of our board of directors, and are payable in cash or shares of our stock as determined by the committee. Our restricted stock unit grants vest at the rate of 25.0% per year over four years beginning on the first anniversary of the date of grant. All unvested restricted stock units are forfeited if the grantee’s employment or service is terminated for any reason, unless the committee determines otherwise. Certain of our officers and directors are also entitled to certain additional vesting with respect to their outstanding equity grants in the event they are terminated without cause or upon a change in control, as described in further detail under “Management — Potential Payments Upon Termination or Change of Control — Employment Agreements and Change of Control Arrangements.” We have also granted restricted stock units that vest upon attainment of performance criteria from time to time. Once vested, delivery of the vested restricted stock units is made upon the occurrence of a specified date (December 31, 2014 for all of our currently outstanding restricted stock units), or upon the occurrence of a change in control or the grantee’s separation from service or death, whichever is earliest. In the event of a change in control, in the case of outstanding restricted stock units held by all grantees under the terms of our 2006 Equity Compensation Plan, all restricted stock units vest, unless the committee determines otherwise. As of September 30, 2010, 849,531 restricted stock units were outstanding, of which 303,447 restricted stock units were non-vested and 546,084 were vested. For more details regarding the terms of the outstanding restricted stock units grants, see “Management — Executive Compensation” and “Management — Potential Payments Upon Termination or Change of Control — Employment Agreements and Change of Control Arrangements” above.

Registration Rights

We entered into an Amended and Restated Investor Rights Agreement, dated January 11, 2008, with the holders of our Series A, Series B, Series C, Series D and Series E preferred stock and Mark E. Galant, our founding stockholder. Subject to the terms of this agreement, holders of shares having registration rights, or registrable securities, can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Demand Registration Rights.  At any time after the effective date of this offering, subject to certain exceptions, the holders of thirty percent of the Registrable Securities then outstanding (as defined in the Investor Rights Agreement) have the right to demand that we file a registration statement covering the offering and sale of their shares of our common stock that are subject to the Investor Rights Agreement, provided, however, that we are not obligated to cause the registration statement to become effective prior to the date which is six months following the effective date of this offering. We are not obligated to file a registration statement on more than two occasions upon the request of the holders of 30% of the Registrable Securities then outstanding; however, this offering will not count toward that limitation. If marketing factors require a limitation of the number of securities to be underwritten, then the number of shares that may be included in the underwriting and registration shall be allocated pro rata to the participating holders based on the number of Registrable Securities held; provided, however, the percentage of securities assigned to the VantagePoint Entities (as defined in the Investor Rights Agreement) shall in no case be lower than 30.0% of the total number of securities underwritten. Our founding stockholder shall have the priority right to include his shares in any “green shoe” up to his pro rata share of securities sold by the stockholders in any underwritten initial public offering to the extent such shares are not already included in the underwritten initial public offering.

Form S-3 Registration Rights.  If we are eligible to file a registration statement on Form S-3, investor parties to the agreement holding Registrable Securities (as defined in the Investor Rights Agreement) anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $1,000,000 shall have the right, on one or more occasions, to request registration on Form S-3 of the sale of the Registrable Securities held by the requesting investor. We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if our board of directors deems it advisable to delay such filing or if we are in possession of material nonpublic information that would be in our best interests not to disclose. Such postponements cannot exceed 90 days during any 12-month period.

Piggyback Registration Rights.  All parties to the Investor Rights Agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. If marketing factors require a limitation of the number of shares to be underwritten, then the number of shares that may be included in the underwriting shall be allocated, first, to us; second, to the holders pro rata based on the total number of Registrable Securities held by such holders (provided that the percentage of securities assigned to the VantagePoint Entities (as defined in the Investor Rights Agreement) shall in no case be lower than 30.0% of the total number of securities underwritten); and third (to the extent of availability), to any other stockholder on a pro rata basis based on the total number of shares of common stock then held by such other stockholders. Our founding stockholder shall have the priority right to include his shares in any “green shoe” up to his pro rata share of securities sold by the stockholders in any underwritten initial public offering to the extent such shares are not already included in the underwritten initial public offering.

Expenses of Registration.  We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification.  The Investor Rights Agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights.  All registration rights granted pursuant to this Investor Rights Agreement will terminate as to each holder upon the date the holder is able to sell all of its Registrable Securities under Rule 144 during any 90-day period.

See “Certain Relationships and Related-Party Transactions — Investor Rights Agreement.” This is not a complete description of the investor rights agreement and is qualified by the full text of the Investor Rights Agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws, effective immediately prior to the closing of this offering, could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to negotiate first with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Election and Removal of Directors.  Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, effective immediately prior to the closing of this offering, our board will consist of three classes of directors: Class I, Class II and Class III. A nominee for director shall be elected to our board of directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, under certain circumstances, directors shall be elected by a plurality of the votes cast at any meeting of stockholders. Each director will serve a three-year term and will stand for election upon the third anniversary of the annual meeting at which such director was elected. In addition, VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P., and VP New York Venture Partners, L.P., referred to herein collectively as the VPVP Funds, have the right to nominate one individual in the slate of director nominees for election at our 2011 annual meeting of stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on our board of directors, except as otherwise required by law, by resolution of our board of directors or in the event the designee of the VPVP Funds ceases to serve as a director for any reason, in which case the VPVP Funds shall have the right to designate an individual to fill the vacancy until the earlier of (i) such time that the VPVP Funds, beneficially own, in the aggregate, less than 50% of all shares of our common stock that the VPVP Funds own upon completion of this offering, (ii) immediately prior to our 2014 annual meeting of stockholders, and (iii) such time that the VPVP Funds notify our board of directors that they no longer require that an individual designed by them serve on our board of directors. If the designee of the VPVP Funds resigns due to his failure to receive sufficient votes to be elected, then our board of directors shall fill the vacancy with a different individual designated by the VPVP Funds. Additionally, if during such period the designee of the VPVP Funds is not elected following an election contest, then our board of directors will expand the size of our board of directors and appoint a different individual designated by the VPVP Funds to fill the newly created vacancy. Under our amended and restated certificate of incorporation, directors may be removed by the stockholders only for cause and only by the affirmative vote of the holders of at least two-thirds

(2/3) of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Special Stockholder Meetings.  Under our third amended and restated certificate of incorporation and amended and restated bylaws, only our board of directors, the chairman of our board of directors, our president and our chief executive officer may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Delaware Anti-Takeover Law.  After this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15.0% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent.  Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

No Cumulative Voting.  Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on our board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence its decision regarding a takeover.

Undesignated Preferred Stock.  The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Charter Provisions.  The amendment of certain of the above provisions in our amended and restated certificate of incorporation and our amended and restated bylaws requires approval by holders of at least two-thirds (2/3) of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers, and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent

The transfer agent for our common stock is StockTrans, a Broadridge Company.

Listing

We are applying to list our common stock on the New York Stock Exchange under the symbol “GCAP.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we are applying to list our common stock on the New York Stock Exchange, we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of 31,148,058 shares of common stock, assuming no exercise of options or the underwriters’ over-allotment option after December 1, 2010. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.

The remaining 20,148,058 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act such as Rules 144 or 701, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Days After Date of
this Prospectus	Shares Eligible for Sale	Comment

Date of Prospectus	11,000,000	Shares sold in this offering
90 Days	192,826	Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days	19,955,232	Lock-up released; shares saleable under Rules 144 and 701

In addition, of the 4,715,785 shares of our common stock that were subject to stock options outstanding as of December 1, 2010, options to purchase 3,503,861 shares of common stock were exercisable as of December 1, 2010, and all of the warrants to purchase 3,297,743 shares of our common stock outstanding as of December 1, 2010 were exercisable as of that date.

Lock-up Agreements

Our officers and directors and certain other persons who, directly or indirectly, own or have the right to acquire (through the ownership of vested options to acquire shares of our common stock) shares of common stock at the date of this offering have or will have signed lock-up agreements under which they agreed not to offer, sell, contract to sell, pledge, or otherwise dispose of, or to enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period ending 180 days after the date of this prospectus, subject to extension of an additional 18 days upon the occurrence of certain events. These stockholders and optionees will together beneficially own an aggregate of 37,183,416 shares of our common stock upon completion of this offering. The foregoing does not prohibit the establishment of a trading plan pursuant to rule 10b5-1 under the Securities Exchange Act of 1934 during the period or transfers or dispositions by our officers, directors and stockholders:

•	with the prior written consent of Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc.;

•	of shares of common stock or other securities acquired in open market transactions after the completion of this offering;

•	as a distribution to limited partners or stockholders of a holder of our common stock;

•	as a transfer by a business entity to another business entity so long as the transferee controls or is under common control with the holder; or

•	as a bona fide gift.

Individuals purchasing shares of our common stock in the directed share program will be required to sign a lock-up agreement under which they will agree not to offer, sell, contract to sell, pledge, or otherwise dispose of, or to enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period ending 45 days after the date of this prospectus, subject to extension of an additional 18 days upon the occurrence of certain events.

Unless a transfer or disposition is made with the written consent of Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc., the permitted transfers and dispositions described above may not be made (i) by any of our officers, directors and certain of our employees unless the transfer or disposition does not result in a filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock being required or voluntarily made during the lock-up period and (ii) by any of our directors, officers and stockholders unless the transferee of each such shares agrees to be bound by the lock-up agreement. For more information regarding the lock-up agreements of our executive officers, directors and other stockholders and optionees, see “Underwriters.”

Rule 144

The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a nonaffiliate. Under Rule 144 as in effect on the date of this prospectus, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1.0% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six-month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a nonaffiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a nonaffiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares under Rule 701 without having to comply with the holding period requirement of Rule 144, and our non-affiliates can resell shares without having to comply with the public information or holding period provisions of Rule 144 as currently in effect.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Options

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity plans. We expect to file the registration statement covering shares offered pursuant to our equity plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144. All shares issued under Rule 701, however, are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up period described above expires.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax considerations related to the ownership and disposition of our common stock as of the date of this prospectus. Except where specifically noted otherwise, this discussion deals only with shares of our common stock purchased in this offering and held as a capital asset and does not deal with beneficial owners that are subject to special rules, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding shares of our common stock as part of a hedging, integrated, conversion or constructive sale transaction or as part of a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, partnerships or other entities classified as partnerships for United States federal income tax purposes or United States holders (as defined below) of shares of our common stock whose “functional currency” is not the United States dollar. Holders of our common stock who are described in the preceding sentence should consult their own tax advisors regarding the United States federal income tax consequences relating to the ownership and disposition of our common stock, as the United States federal income tax consequences for persons in the above categories relating to the ownership and disposition of our common stock may be significantly different than as described below.

This discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date of this prospectus, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those described below. In addition, this discussion does not address taxes imposed by any state, local or foreign taxing jurisdiction and, except as otherwise noted, does not address United States federal taxes other than income taxes. Persons considering the ownership or disposition of shares of our common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

United States Holders

For purposes of this discussion, “United States holder” generally means a beneficial owner of a share of our common stock that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under United States Treasury regulations to be treated as a United States person. As used herein, the term “non-United States holder” means a beneficial owner of a share of our common stock that is not a United States holder.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner or member in such partnership or other pass-through entity will generally depend on the status of the partner or the member and the activities of the partnership or other entity. Such a partner or member should consult its own tax advisors as to the United States tax consequences of being a partner or member in a partnership or other entity that acquires, holds or disposes of our common stock.

Distributions.  Distributions of cash or property that we pay in respect of our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under United States federal income tax principles) and will be includible in gross income by a United States holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate United States holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate United States holders (including individuals), with respect to taxable years beginning on or before December 31, 2010, are eligible for United States federal income taxation at the rates generally applicable to long-term capital gains for individuals, provided that the United States holder receiving the dividend satisfies applicable holding period and other requirements. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the United States holder’s tax basis in our common stock, and thereafter will be treated as capital gain.

Dispositions.  Upon a sale, exchange or other taxable disposition of shares of our common stock, a United States holder generally will recognize capital gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the United States holder’s adjusted tax basis in the shares of our common stock. Such capital gain or loss will be long-term capital gain or loss if the United States holder has held the shares of the common stock for more than one year at the time of disposition. Long-term capital gains of certain noncorporate United States holders (including individuals) are currently subject to United States federal income tax at rates lower than the rates applicable to ordinary income. There are presently no preferential tax rates for long-term capital gains of a United States holder that is a corporation. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding.  In general, dividends on our common stock and payments of the proceeds of a sale, exchange or other disposition of our common stock paid to a United States holder are subject to information reporting and may be subject to backup withholding at the then effective rate (currently a maximum rate of 28% but scheduled to increase to 31% on January 1, 2011) unless the United States holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service (the “IRS”).

Surtax on Certain Net Investment Income.  Recent legislation requires certain United States holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of our common stock for taxable years beginning after December 31, 2012. United States holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Non-United States Holders

The following is a summary of certain United States federal income considerations for a holder of our common stock that is a non-United States holder. Special rules may apply with respect to certain non-United States holders, such as “controlled foreign corporations,” “passive foreign investment companies,” and other holders that are subject to special treatment under the Code. These persons should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Distributions.  A distribution with respect to our common stock of cash or property generally will constitute a dividend to the extent of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent that a distribution exceeds our current and accumulated earnings and profits, such distribution will be a tax-free return of capital to the extent of a holder’s tax basis in our common stock and thereafter as gain from the sale or exchange of common stock. In general, dividends paid to a non-United States holder will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable tax treaty, provided that the holder is eligible for the benefits of such treaty. However, dividends that are effectively connected with the non-United States holder’s conduct of a trade or business within the United States are generally exempt from the withholding tax (assuming, if required by an applicable tax treaty, that the dividends are attributable to a permanent establishment maintained by such non-United States holder within the United States), provided certain certification and disclosure requirements are satisfied. Instead, these dividends are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate United States federal income tax rates. Any such effectively connected dividends received by a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be provided for in an applicable income tax treaty.

We plan to withhold United States income tax at the rate of 30% on the gross amount of any dividend distribution paid to a non-United States holder unless either (1) a lower treaty rate applies and the non-United States holder completes and provides to us IRS Form W-8BEN (or successor form) properly certifying qualifications for the reduced rate or (2) the non-United States holder completes and provides to us an IRS Form W-8ECI (or successor form) claiming that the distribution is effectively connected income. Special rules apply to claims for treaty benefits by non-United States persons that are entities rather than individuals and by beneficial owners of dividends paid to entities in which such beneficial owners are interest holders. The application of these rules depends upon your particular circumstances and, therefore, you should consult your own tax advisor regarding your eligibility for such benefits.

If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may be entitled to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dispositions.  A non-United States holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, redemption or other disposition of a share of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-United States Holder in the United States, and, where a tax treaty applies, is attributable to a permanent establishment in the United States;

•	the non-United States holders is an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes. We believe that we are not currently and have not been, and we do not anticipate becoming, a “United States real property holding corporation” for United States federal income tax purposes.

A non-United States holder described in the first bullet immediately above will, generally, be subject to United States federal income tax on net gain that is effectively connected with the conduct of a trade or business within the United States and will be subject to United States federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate non-United States holders, may also be subject to “branch profits tax”, but will not be subject to withholding provided that documentation requirements are satisfied. Non-United States holders should consult any applicable tax treaties that may provide for different rules.

An individual non-United States Holder described in the second bullet point immediately above will, generally, be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses provided that the non-United States holder has timely filed United States federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding.  We will be required to report annually to the IRS and to each non-United States holder the amount of dividends paid to such holder and any tax withheld on such dividends. The United States may make available copies of the information returns reporting the dividends and withholding to the tax authorities in the country in which the non-United States holder resides.

Backup withholding at the then effective rate will apply to dividends paid to a non-United States holder unless such holder satisfies the certification requirements of applicable United States Treasury regulations (e.g., by providing an IRS Form W-8BEN) or otherwise establish an exemption.

Payment of the proceeds of a sale of a share of our common stock to non-United States holders within the United States or conducted through certain United States-related financial intermediaries will be subject to both backup withholding and information reporting unless (1)(a) such non-United States holder certifies under penalties of perjury in accordance with specified procedures that such holder is a non-United States holder and (b) the payor does not have actual knowledge that such holder is a United States person or (2) an exemption is otherwise established.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such non-United States holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Payments to Foreign Financial Institutions and other non-United States Entities.  Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-United States entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-United States holders. The legislation imposes a 30% withholding tax on dividends and gross proceeds from the sale or other disposition of our common stock, paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertakes to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. are acting as lead underwriters and representatives, and for whom JMP Securities LLC, Raymond James & Associates, Inc. and Sandler O’Neill & Partners, L.P. are acting as managing underwriters, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
JMP Securities LLC
Raymond James & Associates, Inc.
Sandler O’Neill & Partners, L.P.

Total	11,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $      a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,650,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

	Per Share		Total
	Without	With	Without	With
	Over-	Over-	Over-	Over-
	Allotment	Allotment	Allotment	Allotment

Public offering price	$	$	$	$
Underwriting discounts and commissions paid by:
Us	$	$	$	$
The selling stockholders	$	$	$	$
Proceeds, before expenses, to:
Us	$	$	$	$
The selling stockholders	$	$	$	$

Total	$	$	$	$

The current expenses of this offering payable by us, not including underwriting discounts and commissions and not including historical costs and expenses to us, are estimated to be approximately $3.0 million. The underwriters have agreed to reimburse us up to $600,000 for our out-of-pocket expenses incurred in connection with the offering. The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

Application has been made to have the common stock approved for quotation on the New York Stock Exchange under the symbol “GCAP”.

Each of us, the selling stockholders, our directors, executive officers and certain of our other stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

1. the sale of shares to the underwriters;

2.	transactions relating to shares of common stock or other securities acquired in open-market transactions after completion of our initial public offering;

3.	transfers of shares of common stock or any security convertible into common stock as a bona fide gift;

4.	distributions of shares of common stock or any security convertible into common stock to limited partners or stockholders;

5.	the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 for the transfer of shares of Common Stock, provided that no such transfer occurs during the period;

6.	transfers of shares of Common Stock to any affiliated entities of the transferor; or

7.	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

provided that in the case of a transfer or disposition pursuant to clauses (3), (4) or (6), each donee, distributee or transferee signs and delivers a lock-up letter substantially in the form of lock-up letter signed by our stockholders and that in the case of a transfer or disposition by any of our officers, directors and certain of our employees pursuant to clause (2), (3), (4) or (6), such transfer or disposition does not result in a filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock being required or voluntarily made during the 180-day restricted period.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The lock-up agreements will not prevent certain of our stockholders from tendering shares of common stock to us in satisfaction of certain indemnification obligations owed by such shareholders, as described in “Principal and Selling Stockholders.”

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked-short position by purchasing shares in the open market. A naked-short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

GCAM, LLC, one of our subsidiaries, has entered into a foreign currency exchange prime brokerage agreement with Deutsche Bank AG, London Branch, an affiliate of Deutsche Bank Securities Inc., pursuant to which Deutsche Bank AG, London Branch receives customary transaction-based fees.

GAIN Capital Group, LLC, one of our subsidiaries, has formed a liquidity relationship with Deutsche Bank AG, London Branch, an affiliate of Deutsche Bank Securities Inc., by entering into an ISDA agreement with Deutsche Bank AG, London Branch. For more details regarding ISDA agreements and liquidity relationships, see “Business — Our Forex Trading Business — Relationships with Wholesale Forex Trading Partners” above.

The underwriters have agreed to pay for their expenses incurred in connection with the offering of the common stock.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 550,000 shares offered in this prospectus for directors, officers, employees, business associates and related persons of GAIN. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus. Each individual purchasing shares of our common stock in the directed share program will be required to agree that, without the prior written consent of Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. on behalf of the underwriters, it will not, during the period ending 45 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The foregoing does not prohibit the transfers or dispositions:

1.	transactions relating to shares of common stock or other securities acquired in open-market transactions after completion of our initial public offering;

2. transfers of shares of common stock or any security convertible into common stock as a bona fide gift;

provided that in the case of a transfer or disposition pursuant to clause (2), each donee, distributee or transferee signs and delivers a lock-up letter substantially in the form of lock-up letter signed by such individuals participating in the directed share program.

The 45-day restricted period described above will be extended if:

•	during the last 17 days of the 45-day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 45-day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 45-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

Notice to Investors

The shares are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of our common stock to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as set forth in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of our common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003171/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of shares of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of the common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by DLA Piper LLP (U.S.), Florham Park, New Jersey 07932. Davis Polk & Wardwell LLP, New York, New York 10017, will pass upon certain legal matters for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements and financial statement schedule as of December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock the selling stockholders are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We anticipate making these documents publicly available, free of charge, on our website at www.gaincapital.com as soon as reasonably practicable after filing such documents with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the Securities and Exchange Commission, over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference room at 100 F Street N.E., Washington, District of Columbia, 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
GAIN Capital Holdings, Inc.:
Bedminster, New Jersey

We have audited the accompanying consolidated statements of financial condition of GAIN Capital Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations and comprehensive income/(loss), shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GAIN Capital Holdings, Inc. and subsidiaries at December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
September 27, 2010

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of December 31,
	2008	2009
	(in thousands, except share and per share data)

ASSETS:
Cash and cash equivalents	$176,431	$222,524
Short term investments	—	4,276
Trading securities	25,001	25,040
Receivables from brokers	50,816	76,391
Property and equipment — (net of accumulated depreciation and amortization of $5,278 and $7,054 at December 31, 2008 and 2009, respectively)	3,937	6,843
Prepaid assets	1,632	2,044
Deferred financing costs	313	226
Deferred initial public offering costs	—	1,732
Goodwill	3,092	3,092
Intangible assets — (net of accumulated amortization of $609 at December 31, 2008 and 2009)	320	320
Other assets — (net of allowance for doubtful accounts of $2,213 and $332 at December 31, 2008 and 2009, respectively)	3,274	9,452

Total	$264,816	$351,940

LIABILITIES AND SHAREHOLDERS’ DEFICIT:
Liabilities
Payables to brokers, dealers, FCMs and other regulated entities	$1,679	$2,769
Payables to customers	122,293	196,985
Accrued compensation and benefits	5,282	4,040
Accrued expenses and other liabilities	5,627	8,673
Income tax payable	10,539	—
Convertible, redeemable preferred stock embedded derivative	82,785	81,098
Notes payable	39,375	28,875

Total liabilities	267,580	322,440

Commitments and Contingencies (See Note 15)
Convertible, Redeemable Preferred Stock
Series A Convertible, Redeemable Preferred Stock; ($0.00001 par value; 4,545,455 shares authorized; 865,154 shares issued and outstanding as of December 31, 2008 and 2009)	2,009	2,009
Series B Convertible, Redeemable Preferred Stock; ($0.00001 par value; 7,000,000 shares authorized; 2,610,210 shares issued and outstanding as of December 31, 2008 and 2009)	5,412	5,412
Series C Convertible, Redeemable Preferred Stock; ($0.00001 par value; 2,496,879 shares authorized; 1,055,739 shares issued and outstanding as of December 31, 2008 and 2009)	5,319	5,319
Series D Convertible, Redeemable Preferred Stock; ($0.00001 par value; 3,254,678 shares authorized, issued and outstanding as of December 31, 2008 and 2009)	39,840	39,840
Series E Convertible, Redeemable Preferred Stock; ($0.00001 par value; 3,738,688 shares authorized; 2,611,606 shares issued and outstanding as of December 31, 2008 and 2009)	116,810	116,810

Total convertible, redeemable preferred stock	169,390	169,390

GAIN Capital Holdings, Inc. Shareholders’ Deficit
Common Stock; ($0.00001 par value; 27 million shares authorized; 1,304,029 and 1,311,649 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	—	—
Accumulated other comprehensive income	21	348
Additional paid-in capital	(182,891)	(178,409)
Retained earnings	10,201	38,195

Total GAIN Capital Holdings, Inc. shareholders’ deficit	(172,669)	(139,866)

Noncontrolling interest	515	(24)

Total deficit	(172,154)	(139,890)

Total	$264,816	$351,940

See Notes to Consolidated Financial Statements

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	For the Fiscal Year Ended December 31,
	2007	2008	2009
	(in thousands, except share and
	per share data)

REVENUE:
Trading revenue	$118,176	$186,004	$153,375
Other revenue	437	2,366	2,108

Total non-interest revenue	118,613	188,370	155,483
Interest revenue	5,024	3,635	292
Interest expense	(4,299)	(3,905)	(2,456)

Total net interest revenue (expense)	725	(270)	(2,164)

Net revenue	119,338	188,100	153,319

EXPENSES:
Employee compensation and benefits	25,093	37,024	41,503
Selling and marketing	21,836	29,312	36,875
Trading expenses and commissions	10,436	16,310	14,955
Bank fees	2,316	3,754	4,466
Depreciation and amortization	1,911	2,496	2,689
Communications and data processing	1,659	2,467	2,676
Occupancy and equipment	1,616	2,419	3,548
Bad debt provision	1,164	1,418	760
Professional fees	1,380	3,104	3,729
Software expense	123	888	1,132
Professional dues and memberships	187	773	698
Write-off of deferred initial public offering costs	—	1,897	—
Change in fair value of convertible, redeemable preferred stock embedded derivative	165,280	(181,782)	(1,687)
Other	(627)	1,424	1,746

Total	232,374	(78,496)	113,090

INCOME/(LOSS) BEFORE INCOME TAX EXPENSE AND EQUITY IN EARNINGS OF EQUITY METHOD INVESTMENT	(113,036)	266,596	40,229
Income tax expense	21,615	34,977	12,556
Equity in earnings of equity method investment	—	(214)	—

NET INCOME/(LOSS)	(134,651)	231,405	27,673

Net loss applicable to noncontrolling interest	—	(21)	(321)

NET INCOME/(LOSS) APPLICABLE TO GAIN CAPITAL HOLDINGS, INC.	(134,651)	231,426	27,994

Other comprehensive income, net of tax:
Foreign currency translation adjustment	—	28	288

NET COMPREHENSIVE INCOME/(LOSS)	(134,651)	231,454	28,282

Comprehensive income applicable to noncontrolling interest, net of tax	—	7	(24)

NET COMPREHENSIVE INCOME/(LOSS) APPLICABLE TO GAIN CAPITAL HOLDINGS, INC.	$(134,651)	$231,447	$28,306

Effect of redemption of preferred shares	—	$(63,913)	$—

Net income/(loss) applicable to GAIN Capital Holdings, Inc. common shareholders	$(134,651)	$167,513	$27,994

Earnings/(loss) per common share:
Basic	$(70.89)	$130.12	$21.41

Diluted	$(70.89)	$11.17	$1.88

Weighted average common shares outstanding used in computing earnings/(loss) per common share:
Basic	1,899,386	1,287,360	1,307,379

Diluted	1,899,386	15,002,277	14,909,184

See Notes to Consolidated Financial Statements

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

				(Accumulated	Accumulated
			Additional	Deficit)/	Other
	Common Stock		Paid in	Retained	Comprehensive	Noncontrolling
	Shares	Amount	Capital	Earnings	Income	Interest	Total
	(in thousands, except share and per share data)

BALANCE — January 1, 2007	2,382,990	$—	$(67,691)	$(86,551)	$—	$—	$(154,242)
Exercise of options	21,333	—	70	—	—	—	70
Repurchase of shares	(870,070)	—	(30,000)	—	—	—	(30,000)
GCAM, LLC acquisition	—	—	—	43	—	—	43
Restricted stock units issued to acquire GCAM, LLC, net of call option liability	—	—	943	—	—	—	943
Consolidation of GAIN Global Markets, Inc.	—	—	—	(66)	—	—	(66)
Stock compensation expense	—	—	1,563	—	—	—	1,563

Net loss	—	—	—	(134,651)	—	—	(134,651)

BALANCE — December 31, 2007	1,534,253	—	(95,115)	(221,225)	—	—	(316,340)
Exercise of options	617,818	—	1,686	—	—	—	1,686
Repurchase of common shares	(914,572)	—	(40,752)	—	—	—	(40,752)
Repurchase of preferred shares	—	—	(60,064)	—	—	—	(60,064)
Conversion restricted stock units into common stock	66,530	—	—	—	—	—	—
Repurchase of warrants	—	—	(3,848)	—	—	—	(3,848)
Tax benefit from employee exercises	—	—	10,709	—	—	—	10,709
Reversal of call option liability	—	—	1	—	—	—	1
Stock compensation expense	—	—	4,492	—	—	—	4,492
Foreign currency translation adjustment	—	—	—	—	21	7	28
Increase in noncontrolling interest related to acquisition of subsidiary	—	—	—	—	—	529	529
Net income	—	—	—	231,426	—	(21)	231,405

BALANCE — December 31, 2008	1,304,029	$—	$(182,891)	$10,201	$21	$515	$(172,154)

Exercise of options	3,508	—	8	—	—	—	8
Conversion restricted stock units into common stock	4,112	—	—	—	—	—	—
Tax benefit from employee exercises	—	—	—	—	—	—	—
Stock compensation expense	—	—	5,609	—	—	—	5,609
Foreign currency translation adjustment	—	—	—	—	327	(39)	288
Increase in noncontrolling interest related to acquisition of subsidiary	—	—	(1,135)	—	—	(179)	(1,314)
Net income	—	—	—	27,994	—	(321)	27,673

BALANCE — December 31, 2009	1,311,649	$—	$(178,409)	$38,195	$348	$(24)	$(139,890)

See Notes to Consolidated Financial Statements

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended December 31,
	2007	2008	2009
	(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$(134,651)	$231,405	$27,673
Adjustments to reconcile net income/(loss) to cash provided by operating activities
Unrealized foreign exchange transactions — liquidity providers and customers	2,740	1,776	(7,706)
Loss on foreign currency exchange rates	—	191	28
Depreciation and amortization	1,911	2,496	2,689
Litigation settlement	(1,479)	—	—
Deferred taxes	(1,538)	(932)	(1,787)
Write-off of deferred initial public offering costs	—	42	—
Amortization of deferred financing costs	89	89	87
Interest income	—	(183)	(77)
Bad debt provision	1,164	1,418	1,101
Loss in earnings of equity method investment	—	214	—
Loss on disposal of fixed assets	23	91	353
Stock compensation expense	1,657	4,492	5,609
Tax benefit from employee stock option exercises	—	(10,709)	—
Change in fair value of preferred stock embedded derivative	165,280	(181,782)	(1,687)
Changes in operating assets and liabilities:
Short term investments	—	—	(4,276)
Trading securities	—	(24,817)	37
Receivables from brokers	(4,983)	22,620	(26,068)
Prepaid assets	(152)	(849)	(412)
Other assets	(615)	(3,043)	(2,426)
Current tax receivable	4,874	—	(3,646)
Deferred initial public offering costs	—	(42)	—
Payables to customers	35,473	13,528	81,312
Accrued compensation and benefits	1,453	354	(1,242)
Payables to brokers, dealers, FCMs and other regulated entities	(3,085)	(483)	1,090
Accrued expenses and other liabilities	871	939	2,013
Income tax payable	8,742	12,505	(10,538)

Cash provided by operating activities	77,774	69,320	62,127

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,719)	(2,679)	(4,059)
Cash acquired in GCAM, LLC acquisition	191	—	—
Acquisition and funding of Fortune Capital Co., Ltd, net of cash acquired	—	(666)	—
Acquisition and funding of S.L. Bruce Financial Corporation, net of cash acquired	—	(248)	—
Acquisition and funding of RCG GAIN Limited, net of cash acquired	—	(199)	—
Purchase of subsidiary shares from noncontrolling interest	—	—	(944)

Cash used for investing activities	(2,528)	(3,792)	(5,003)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	(273)	—	—
Proceeds from notes payable	30,000	—	—
Deferred initial public offering costs	—	—	(1,296)
Payment on notes payable	(7,625)	(10,500)	(10,500)
Proceeds from exercise of stock options	70	1,686	8
Proceeds from exercise of warrants	—	97	—
Issuance of Series E preferred shares	—	117,000	—
Series E issuance costs	—	(190)	—
Tax benefit from employee stock option exercises	—	10,709	—
Repurchase of warrants	—	(3,945)	—
Repurchase of common shares	(30,000)	(40,752)	—
Repurchase of preferred shares	—	(62,043)	—

Cash provided by/(used for) financing activities	(7,828)	12,062	(11,788)

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Fiscal Year Ended December 31,
	2007	2008	2009
	(in thousands)

Effect of exchange rate changes on cash and cash equivalents	—	(53)	757

INCREASE IN CASH AND CASH EQUIVALENTS	67,418	77,537	46,093
CASH AND CASH EQUIVALENTS — Beginning of year	31,476	98,894	176,431

CASH AND CASH EQUIVALENTS — End of year	$98,894	$176,431	$222,524

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$4,093	$3,959	$2,377

Taxes	$9,524	$20,731	$28,200

Non-cash investing activities:
Issuance of restricted stock units for purchase of GCAM, LLC	$945	—	—

Investment in GCAM, LLC at acquisition date	$43	—	—

Equity of GGMI at date of consolidation	$(66)	—	—

Purchase of fixed assets in accrued expense and other liabilities	—	$153	$1,233

Capital lease of property and equipment	—	$—	$650

Investment in S.L. Bruce Financial Corporation in accrued expenses and other liabilities	—	$325	$—

Accrual to acquire additional shares of Forex.com Japan Co., Ltd.	—	—	350

Non-cash financing activities:
Accrued initial public offering costs	$42	—	436

Reversal of call option liability	—	$1	$—

See Notes to Consolidated Financial Statements

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Operations and Significant Accounting Policies

Nature of Operations

GAIN Capital Holdings, Inc. and subsidiaries (the “Company”) is a Delaware corporation formed and incorporated on March 24, 2006. GAIN Holdings, LLC is a wholly-owned subsidiary of GAIN Capital Holdings, Inc., and owns all outstanding membership units in GAIN Capital Group, LLC, the operating company.

GAIN Capital Group, Inc., a Delaware corporation, was formed and incorporated on August 1, 2003. Immediately following the formation of the corporation, it acquired all the outstanding equity of GAIN Capital, Inc. On March 27, 2006, GAIN Capital Group, Inc. converted to a Delaware limited liability company known as GAIN Capital Group, LLC (“Group, LLC”).

Prior to the conversion, GAIN Capital Group, Inc. had two fully owned subsidiaries, GAIN Capital, Inc. and Forex.com.

•	GAIN Capital, Inc. acted as a retail, Internet based, market maker for foreign exchange trading and converted to GAIN Capital, LLC on March 27, 2006. At the same time, GAIN Holdings, LLC, a newly created holding company and wholly-owned subsidiary of GAIN Capital Holdings, Inc., became the sole member and holder of all of the membership interests of Group, LLC. GAIN Capital, LLC then merged into Group, LLC on April 28, 2006 to complete the conversion.

•	Forex.com acted as a wholly owned introducing broker. Forex.com merged into GAIN Capital Group, Inc. on February 24, 2006 and no longer exists as a separate legal entity.

Group, LLC is a market maker in a number of foreign currencies. Its Internet trading platform provides a market for customers to trade, on a margin basis, spot foreign exchange. In connection with its market making activities, Group, LLC seeks to manage its market risk by entering into offsetting positions with large money center banks and other financial institutions. As a result of its market making operations, Group, LLC, may have open positions in various currencies at any given time. Group, LLC manages its open positions and exposure in real time. The majority of Group, LLC’s foreign exchange business relates to major foreign currencies such as U.S. dollars, Japanese yen, Euros, United Kingdom pound sterling, Swiss francs and Canadian dollars.

The counterparties to Group, LLC’s foreign exchange transactions include retail traders, investment advisors, commercial banks, small to mid-sized corporations, hedge funds, investment banks and broker-dealers.

Group, LLC is a registered Futures Commission Merchant (“FCM”) with the Commodity Futures Trading Commission (“CFTC”). As such, it is subject to the regulations of the CFTC, an agency of the U.S. Government, and the rules of the National Futures Association (“NFA”), an industry self-regulatory organization.

GAIN Capital Holdings, Inc. and subsidiaries strategically expanded its operations from 2007 to 2009:

•	The Company established a wholly-owned subsidiary, Jia Shen Forex Software Development Technology, LLC (“Jia Shen, LLC”) in Shanghai, China in 2007. This entity was closed in 2009. See Note 20 for additional information.

•	GCAM, LLC is a Delaware limited liability company formed on April 10, 2006 to operate as a private investment vehicle. GCAM, LLC is engaged primarily in the business of trading and investing in over the counter (“OTC”) foreign currencies and was the general partner of the GCAM Madison Fund, L.P., through the fund closure in December 31, 2008. The general partner directed the fund’s trading and investments as well as its day-to-day operations. GCAM, LLC currently directs the asset management program of Group, LLC. GAIN Capital Holdings, Inc. owned a 20.36% interest in GCAM, LLC as of December 31, 2006, and acquired the remaining 79.64% interest in GCAM, LLC as of January 1, 2007. Group, LLC subsequently transitioned its investment in GCAM, LLC to the ultimate parent, GAIN Capital Holdings, Inc.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	GAIN Global Markets, Inc. (“GGMI”) was incorporated in the Cayman Islands on January 19, 2006. In 2007, GGMI became wholly owned by GAIN Capital Holdings International, LLC., which is 100% owned by the Company. GGMI is registered with the Cayman Islands Monetary Authority (“CIMA”) as an Exchange Contracts Dealer and operates a trading platform called Trade Real-Time which provides self-directed traders with direct access to Contracts for Difference (“CFD”), Forex, Metals and Energy markets.

•	Group, LLC entered into a joint venture with Rosenthal Collins Group (“RCG”), a leading independent futures clearing firm, that was approved by the U.K. Financial Services Authority (“U.K. FSA”) effective January 2008 in which Group, LLC and RCG each owned a 50% interest in RCG GAIN Limited (“RCGGL”). On December 22, 2008, Group, LLC acquired RCG’s 50% interest in RCGGL. Prior to the acquisition of the remaining 50% interest, the joint venture was accounted for as an equity method investment and was fully consolidated as of December 31, 2008. Upon achieving complete ownership, the legal name was changed to GAIN Capital Forex.com UK Limited (“GCUK”).

•	On October 3, 2008, the Company acquired all outstanding common stock of S.L. Bruce Financial Corporation, the parent company of State Discount Brokers, Inc. which is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (“FINRA”). The Company subsequently changed the name of State Discount Brokers, Inc. to GAIN Capital Securities, Inc. (“GCSI”).

•	GAIN Holdings International, LLC acquired a 51% controlling interest, with rights to acquire up to a 95% interest, in Fortune Capital Co., Ltd. (“FORTUNE”) on December 12, 2008. On October 1, 2009, the Company purchased an additional 196 shares of FORTUNE, increasing the ownership interest from 51% to 70% of the outstanding shares. FORTUNE was previously a privately owned provider of forex trading services in Japan, and has been a white label partner to Group, LLC since 2002. FORTUNE maintains a Type I financial instruments business registration with Japan’s Financial Services Agency (“Japan FSA”). FORTUNE was subsequently renamed Forex.com Japan Co., Ltd. (“GC Japan”).

•	The Company incorporated GAIN Capital Forex.com Hong Kong Limited (“GCHK”) on July 9, 2008. In July 2009, GCHK was granted a license by the Securities and Futures Commission (“SFC”) which regulates forex trading in Hong Kong.

•	The Company incorporated GAIN Capital — Forex.com Singapore Pte Ltd. in January 2009.

•	The Company incorporated GAIN Capital Forex.com Australia Pty Ltd. in July 2009.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Company and its subsidiaries’ consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

Reclassification

Certain balances have been reclassified to conform with the current year presentation. These include the reclassification of $3.7 million, $2.7 million, and $1.7 million for the year ended December 31, 2007, 2008 and 2009, respectively, from interest expense on notes payable to interest expense in the net interest revenue (expense) category on the Consolidated Statements of Operations and Comprehensive Income (Loss).

We have reclassified $25.0 million from Receivables from Brokers to Trading Securities on our Consolidated Statements of Financial Condition at December 31, 2008. This reclassification was made to reflect an immaterial misstatement in trading securities previously classified within Receivables from Brokers. This change has no effect

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on our previously reported Consolidated Statements of Operations and Comprehensive Income/(Loss), Consolidated Statements of Cash Flows, or GAIN Capital Group, LLC’s net capital calculation.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and majority owned subsidiary. The consolidated financial statements include 100% of the assets and liabilities of the majority owned subsidiary and the ownership interest of minority investors is recorded as noncontrolling interest. All intercompany transactions and balances are eliminated in consolidation.

The Company applies FASB ASC 810-10, Consolidation (FASB Interpretation No. 46R (‘‘FIN 46R”), Consolidation of Variable Interest Entities, and Accounting Research Bulletin (‘‘ARB 51’’), Consolidated Financial Statements), in its principles of consolidation. FIN 46R addresses arrangements where a company does not hold a majority of the voting or similar interests of a variable interest entity (“VIE”). A company is required to consolidate a VIE if it has determined it is the primary beneficiary. ARB 51 addresses the policy when a company owns a majority of the voting or similar rights and exercises effective control.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. In presenting the consolidated financial statements, management makes estimates regarding:

•	Valuation of assets and liabilities requiring fair value estimates;

•	The allowance for doubtful accounts;

•	The realization of deferred taxes;

•	The carrying amount of goodwill and other intangible assets;

•	The amortization period of intangible assets with definite lives;

•	Incentive based compensation accruals and valuation of share-based payment arrangements; and

•	Other matters that affect the reported amounts and disclosure of contingencies in the consolidated financial statements.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated financial statements, and it is possible that such changes could occur in the near term.

The Company makes estimates of the uncollectibility of accounts receivable and records an increase in the allowance for doubtful accounts when the prospect of collecting a specific account balance becomes doubtful. Management specifically analyzes accounts receivable and historical bad debt experience when evaluating the adequacy of the allowance for doubtful accounts. Should any of these factors change, the estimates made by management will also change, which could affect the level of our future provision for doubtful accounts.

Revenue Recognition

The Company’s revenue is derived from our activities as a market maker to our retail customers, where we act as the counterparty to our customers’ trades. Revenue is recognized in accordance with ASC 605-10-S99, Revenue Recognition (“Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition). The Company generates revenue from forex trading. SAB 104 requires that four basic criteria must be met before revenue can be

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

Foreign exchange contracts generally involve the exchange of two currencies at market rates on a specified date; spot contracts usually require the exchange of currencies to occur within two business days of the contract date. Customer transactions and related revenue and expenses are recorded on a trade date basis.

Gains or losses are realized when customer transactions are liquidated. Unrealized gains or losses on cash positions revalued at prevailing foreign currency exchange rates (the difference between contract price and market price) at the date of the statement of financial condition are included in Receivables from brokers, Payables to customers and Payables to brokers, dealers, FCMs and other regulated entities on the Consolidated Statements of Financial Condition. Changes in net unrealized gains or losses are recorded in Trading revenue on the Consolidated Statements of Operations and Comprehensive Income.

Other revenue, on the Consolidated Statements of Operations and Comprehensive Income, is comprised primarily of trading commissions related to the Forex Pro trading program which allows customers to receive tighter spreads in return for a commission fee paid to us. The Company also records to Other revenue the inactivity fees charged monthly to customers who have not executed trades and maintained the required minimum account balance.

Interest revenue and interest expense are recorded when earned and incurred, respectively. Net interest revenue (expense) consists primarily of the revenue generated by Company cash and customer cash held and invested at banks, money market funds and deposits at wholesale forex trading partners, less interest paid to customers on their balances and interest expense on notes payable.

Advertising

Advertising costs are incurred for the production and communication of advertising, as well as other marketing activities. The Company expenses the cost of advertising as incurred, except for costs related to the production of broadcast advertising, which are expensed when the first broadcast occurs. The Company did not capitalize any production costs associated with broadcast advertising for 2007, 2008, or 2009.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of acquisition to be cash equivalents. Included in this balance are funds deposited by customers and funds accruing to customers as a result of trades or contracts. At December 31, 2008 and 2009, the Company’s cash equivalents consisted of money market accounts and U.S. Government short-term securities.

All cash and cash equivalents and are carried at amounts that approximate fair value.

Short Term Investments

The Company considers all investments with an original maturity of less than one year short term investments. Short term investments consist of short-term certificates of deposit and approximate fair value. All income from the certificates of deposit is recorded as interest income when earned.

Trading Securities

Trading securities consist of U.S. Treasury Bills and equity securities and are reported at fair value, with unrealized gains or losses resulting from changes in fair value recognized as other income, net in the Consolidated Statements of Operations and Comprehensive Income/(Loss).

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value

The carrying amounts of assets, excluding goodwill, and liabilities approximate their fair values due to the short term maturities. Some of the Company’s financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value. Such financial assets and liabilities include: cash, receivables from broker, other assets, payables to customers, and accrued expenses and other liabilities. The carrying amount of borrowings under the revolving credit agreement approximates fair value since the long-term debt bears interest at variable rates. The fair value of the Convertible Notes and term loan is based on transaction prices. The fair value of interest rate protection agreements and foreign currency forward contracts are determined based the estimated amounts that such contracts could be settled with the counterparty at the balance sheet date.

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk primarily consist of cash equivalents. The Company’s credit risk is managed by investing cash and cash equivalents primarily in high-quality money market and U.S. Government instruments. The majority of the Company’s cash and cash equivalents are held at ten financial institutions.

Prepaid Assets

The Company records goods and services paid for but not to be received until a future date as prepaid assets. These include payments for advertising and insurance.

Receivables from Brokers

The Company has posted funds with brokers as collateral as required by agreements for holding spot foreign exchange positions. In addition, the Company has cash in excess of required collateral. These amounts are reflected as receivables from brokers and include gains or losses realized on liquidated contracts, as well as unrealized gains or losses on open positions.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Identifiable significant improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Purchased software	3 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of lease term or estimated useful life
Telephone equipment	3 years
Office equipment	3 years
Vehicles	5 years

The Company accounts for costs incurred to develop its trading platform and related software in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 98-1 (“SOP 98-1”), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that such technology be capitalized in the application and infrastructure development stages. Costs related to training, administration and non-value-added maintenance are charged to expense as incurred. Capitalized software development costs are being amortized over the useful life, which the Company has estimated at three years.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currencies

The Company has determined that its functional currency is U.S. dollars (“USD”). Realized foreign currency transaction gains and losses are recorded in Trading revenue on the Consolidated Statements of Operations and Comprehensive Income during the year at the exchange rate on the date of the transaction. Unrealized foreign currency transaction gains and losses are computed using the closing rate of exchange prevailing at the date of the Consolidated Statements of Financial Condition. Gains and losses arising from these transactions are also recorded in Trading revenue on the Consolidated Statements of Operations and Comprehensive Income.

In accordance with FASB ASC 830-10, Foreign Currency Matters (“SFAS No. 52”, Foreign Currency Translation), monetary assets and liabilities denominated in foreign currencies are converted into USD at rates of exchange in effect at the date of the Consolidated Statements of Financial Condition. The Company recorded foreign currency transaction gains and losses in Other revenue on the Consolidated Statements of Operations and Comprehensive Income. The Company recorded a gain of $0.2 million for the year ended December 31, 2007 and a loss of $0.2 million and $0.03 million for the years ended December 31, 2008 and 2009, respectively.

Intangible Assets

FASB ASC 350, Intangibles — Goodwill and Other (“SFAS No. 142”, Goodwill and Other Intangible Assets) requires purchased intangible assets other than goodwill to be amortized over their useful lives unless their lives are determined to be indefinite. If the assets are determined to have a finite life in the future, the Company will amortize the carrying value over the remaining useful life at that time.

In accordance with SFAS No. 142, the Company’s URL’s (foreignexchange.com and forex.com) are indefinite life intangible assets and are therefore not amortized. The Company compares the recorded value of its indefinite life intangible assets to their fair value on an annual basis and whenever circumstances arise that indicate that an impairment may have occurred. See Note 6 for additional information.

Goodwill

In accordance with FASB ASC 350-10 (“SFAS No. 142” Goodwill and Other Intangible Assets), the Company tests goodwill for impairment on an annual basis during the fourth quarter and on an interim basis when conditions indicate impairment has occurred. Goodwill impairment is determined by comparing the estimated fair value of the reporting unit with its respective book value. The Company utilized a discounted cash flow approach in order to determine the fair value. The Company believes that its procedures for estimating discounted future cash flows were reasonable and consistent with market conditions at the time of estimation. The Company recorded goodwill with the acquisition of GCAM, LLC, GCSI, GC Japan, and GCUK. No amount of goodwill is expected to be deductible for tax purposes. See Note 7 for additional information.

Other Assets

The Company recorded receivables from affiliates, vendors, a credit card processing service and lead deposits in Other assets on the Consolidated Statements of Financial Condition. See Note 8 for additional information.

Allowance for Doubtful Accounts

The Company records an increase in the allowance for doubtful accounts when the prospect of collecting a specific customer account balance becomes doubtful. Management specifically analyzes accounts receivable and historical bad debt experience when evaluating the adequacy of the allowance for doubtful accounts. Should any of these factors change, the estimates made by management will also change, which could affect the level of our future provision for doubtful accounts. The allowance for doubtful accounts is included in Other assets on the Consolidated Statements of Financial Condition. Receivables from customers are reserved for and recorded in Bad debt provision on the Consolidated Statements of Operations and Comprehensive Income.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The allowance for doubtful accounts consisted of the following (amounts in thousands):

Balance as of January 1, 2007	$(348)
Addition to provision	(1,209)
Amounts written off	428

Balance as of December 31, 2007	(1,129)
Addition to provision	(1,418)
Amounts written off	334

Balance as of December 31, 2008	(2,213)
Addition to provision	(1,101)
Amounts written off	2,641
Recoveries	341

Balance as of December 31, 2009	$(332)

Long-Lived Assets

In accordance with FASB ASC 360-10, Property, Plant and Equipment (“SFAS No. 144”, Accounting for the Impairment or Disposal of Long-Lived Assets), the Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such an asset is separately identifiable and is less than the carrying value. In that event, a loss is recognized in the amount by which the carrying value exceeds the fair market value of the long-lived asset. The Company has identified no such impairment losses.

Payables to Customers

Payables to customers, included on the Consolidated Statements of Financial Condition, include amounts due on cash and margin transactions. These transactions include deposits, commissions and gains or losses arising from settled trades. The Payables to customers balance also reflects unrealized gains or losses arising from open positions in customer accounts.

Payables to Brokers, Dealers, FCMs and Other Regulated Entities

The Company engages in white label, or omnibus relationships, with other regulated financial institutions. The payables balance includes amounts deposited by these financial institutions in order for the Company to act as clearing broker. The payables balance includes deposits from all NFA registered entities.

Noncontrolling Interest

Noncontrolling interest represents the portion of the Company’s operating profit that is attributable to the ownership interest of the noncontrolling interest owners in GC Japan as of December 31, 2009.

Accumulated Other Comprehensive Income

The Company’s Accumulated other comprehensive income, consists of foreign currency translation adjustments from their subsidiaries not using the U.S. dollar as their functional currency.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Convertible, Redeemable Preferred Stock Embedded Derivative

FASB ASC 815, Derivatives and Hedging (“SFAS No. 133” Accounting for Derivatives and Hedging Activities), establishes accounting and reporting standards for derivative instruments. The Company has determined that it must bifurcate and account for the conversion feature in its Series A, Series B, Series C, Series D, and Series E preferred stock. The embedded derivative is recorded at fair value and changes in the fair value are reflected in earnings.

Share Based Payment

In accordance with FASB ASC 718, Stock Compensation, the Company recognizes all share-based payments to employees, including grants of employee stock options, in the Statements of Operations and Comprehensive Income based on their fair values.

FASB ASC 718-10 requires measurement of share based payment arrangements at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. The fair value of restricted stock units is determined based on the number of units granted and the grant date fair value of GAIN Capital Holding, Inc.’s common stock.

See Note 13 for additional share based payment disclosure.

Earnings Per Common Share

Basic earnings per common share is calculated using the weighted average common shares outstanding during the year. Common equivalent shares from stock options and restricted stock awards, using the treasury stock method, are also included in the diluted per share calculations unless their effect of inclusion would be antidilutive. See Note 17 for additional information.

Management Risk

In the normal course of business, the Company executes foreign exchange transactions with its customers upon request on a margin basis. In connection with these activities, the Company acts as a market maker in 37 foreign currencies pairs. The Company actively trades currencies in the spot market, earning a dealer spread. The Company seeks to manage its market risk by generally entering into offsetting contracts in the interbank market, also on a margin basis. The Company deposits margin collateral with large money center banks and other major financial institutions. The Company is subject to credit risk or loss from counterparty nonperformance. The Company seeks to control the risks associated with its customers’ activities by requiring its customers to maintain margin collateral. The trading platform does not allow customers to enter into trades if sufficient margin collateral is not on deposit with the Company.

The Company developed risk-management systems and procedures that allow it to manage the market and credit risk associated with market making activities in real-time. The Company does not actively initiate directional market positions in anticipation of future movements in the relative prices of currencies and evaluates market risk exposure on a continuous basis. As a result of the Company’s hedging activities, the Company is likely to have open positions in various currencies at any given time. An additional component of the risk-management approach is that levels of capital are maintained in excess of those required under applicable regulations. The Company also

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maintains liquidity relationships with three established, global prime brokers and at least six other wholesale forex trading partners, providing the Company with access to a forex liquidity pool.

Litigation

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the condensed consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not possible to reasonably estimate the size of the possible loss or range of loss.

For certain legal proceedings, the Company can estimate possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, such losses will have a material adverse effect on the Company’s results of operations, cash flows or financial condition. For certain other legal proceedings, the Company cannot reasonably estimate such losses, if any, since the Company cannot predict if, how or when such proceedings will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues must be developed, including the need to discover and determine important factual matters and the need to address novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding.

Write-Off of Initial Public Offering Costs

The Company deferred costs incurred for an initial public offering (“IPO”) of common stock in 2007 including legal, audit, tax and other professional fees. The IPO was delayed due to market conditions, and as a result the Company recorded a write-off of the deferred costs of $0.1 million as well as costs incurred during the year ended December 31, 2008 of $1.9 million.

Recent Accounting Pronouncements

On June 30, 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB No. 162 (“SFAS No. 168”) SFAS 168 replaces SFAS 162 and establishes the Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements, as required by ASC 105, U.S. Generally Accepted Accounting Principles (“GAAP”). The Codification is effective for financial statements issued for interim and annual reporting period ending after September 15, 2009. The Company adopted SFAS No. 168 in the third quarter of 2009 and references to both GAAP and the Codification are included in this filing.

In June 2009, the FASB issued ASC 810, Consolidation (“SFAS No. 167” Amendments to FASB Interpretation No. 46R). SFAS No. 167 amends FASB Interpretation No. 46, as revised (“FIN 46R”), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. SFAS No. 167 is effective January 1, 2010. The adoption of SFAS No. 167 by the Company in January 1, 2010 did not have a material impact on the Company’s consolidated financial statements.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In May 2009, the FASB issued FASB ASC 855, Subsequent Events (“SFAS No. 165”). SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted SFAS No. 165 in the second quarter of 2009 and has included the required disclosures in the consolidated financial statements.

In April 2009, the FASB issued FASB ASC 820-10-65-4 (“FSP SFAS 157-4”, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). FSP SFAS 157-4 provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. FSP SFAS 157-4 shall be effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of FSP SFAS No. 157-4 during the second quarter of 2009 did not have a material impact on the Company’s consolidated financial statements.

In October 2008, the FASB issued FASB ASC 820-10-65-2 (“FSP SFAS 157-3”, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active). FSP SFAS 157-3 clarifies the application of SFAS No. 157, Fair Value Measurements, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP SFAS 157-3 is effective upon issuance, including for prior periods for which financial statements have not been issued. The adoption of FSP SFAS No. 157-3 during the third quarter of 2008 did not have a material effect on the Company’s consolidated financial statements.

In April 2008, the FASB issued FASB ASC 350-30 (“FSP SFAS 142-3”, Determination of the Useful Life of Intangible Assets). FSP SFAS 142-3 removes the requirement of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. FSP SFAS 142-3 replaces the previous useful-life assessment criteria with a requirement that an entity shall consider its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. The adoption of FSP SFAS No. 142-3 during 2008 did not have a material effect on the Company’s consolidated financial statements.

In March 2008, the FASB issued FASB ASC 815-10-65, Derivatives and Hedging, (“SFAS No. 161”, Disclosures about Derivative Instruments and Hedging Activities). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk-related contingent features in derivative agreements. The Company adopted SFAS No. 161 in the first quarter of 2009 and has included the required disclosures in the consolidated financial statements.

On December 4, 2007, the FASB issued FASB ASC 810-10-65 (“SFAS No. 160”, Noncontrolling Interests in Consolidated Financial Statements). SFAS 160 clarifies that a noncontrolling or minority interest in a subsidiary is considered an ownership interest and accordingly, requires all entities to report such interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. SFAS No. 160 is required to be adopted prospectively, with the exception of certain presentation and disclosure requirements (e.g., reclassifying noncontrolling interests to appear in equity), which are required to be adopted retrospectively. The Company adopted SFAS No. 160 in the first quarter of 2009

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and has included the noncontrolling interest in Forex.com Japan Co., Ltd. as equity in the consolidated financial statements.

In December 2007, the FASB issued SFAS ASC 805-10 (“SFAS No. 141R”, Business Combinations). SFAS 141R requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008. The Company adopted SFAS No. 141R during 2009 and will apply the guidance to future acquisitions

3.	Fair Value Disclosures

The following table presents the Company’s assets and liabilities that are measured at fair value and the related hierarchy levels:

	Fair Value Measurements on a Recurring Basis
	as of December 31, 2009
	Level 1	Level 2	Level 3	Netting(1)	Total
	(in thousands)

Assets:
Equity securities	$43	—	—	—	$43
U.S. treasury securities	$24,997	—	—	—	$24,997
Futures contracts	$(143)	—	—	$182	$39
Investment in gold	$110	—	—	—	$110
Liabilities:
Convertible, redeemable preferred stock embedded derivative	—	—	$81,098	—	$81,098

(1)	Represents cash collateral netting.

	Fair Value Measurements on a Recurring Basis
	as of December 31, 2008
	Level 1	Level 2	Level 3	Netting(1)	Total
	(in thousands)

Assets:
Equity securities	$5	—	—	—	$5
U.S. treasury securities	$24,996	—	—	—	$24,996
Futures contracts	$(164)	—	—	$190	$26
Investment in gold	—	—	—	—	—
Liabilities:

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fair Value Measurements on a Recurring Basis
	as of December 31, 2008
	Level 1	Level 2	Level 3	Netting(1)	Total
	(in thousands)

Convertible, redeemable preferred stock embedded derivative	—	—	$82,785	—	$82,785

Level 1 Financial Assets

The Company has equity securities, U.S. treasury securities, futures contracts and an investment in gold that are Level 1 financial instruments that are recorded based upon listed or quoted market rates. The equity securities and U.S. treasury securities are classified as trading securities and are recorded in Trading securities and the futures contracts and investment in gold are recorded in Receivables from brokers.

Level 3 Financial Assets

The Company measures the fair value of the embedded derivative through the use of unobservable inputs which include estimations for the expected volatility of common stock, an appropriate risk-free interest rate plus a credit spread and the fair value of the common stock. See Note 10 for additional information.

The table below provides a reconciliation of the fair value of the embedded derivative measured on a recurring basis for which the Company used Level 3 for the year ended December 31, 2009 (amounts in thousands):

Beginning January 1, 2009	$82,785
Unrealized gain included in change in fair value of convertible, redeemable preferred stock embedded derivative	(1,687)
Purchases, issuances and settlements	—
Transfers in/out of Level 3	—

Balance at December 31, 2009	$81,098

The Level 3 purchases, issuances and settlements is attributable to the change in fair value of the convertible, redeemable preferred stock embedded derivative related to the issuance of Series E preferred stock during 2009.

4.	Receivables From Brokers

Amounts receivable from brokers consisted of the following at December 31 (amounts in thousands):

	2008	2009

Required collateral	$1,687	$15,080
Cash in excess of required collateral	48,598	60,724
Open foreign exchange positions	531	587

	$50,816	$76,391

The Company has posted funds with brokers as collateral as required by agreements for holding spot foreign exchange positions. In addition, the Company has cash in excess of required collateral, which includes the value of futures contracts of $0.04 million recorded based upon listed or quoted market rates that approximate fair value at December 31, 2009. Open foreign exchange positions include the unrealized gains or losses due to the differences in exchange rates between the dates at which a trade was initiated versus the exchange rates in effect at the date of the

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated financial statements. These amounts are reflected as Receivables from brokers in the Consolidated Statements of Financial Condition.

5.	Property and Equipment

Property and equipment, including leasehold improvements and capitalized software development costs, consisted of the following as of December 31 (amounts in thousands):

	2008	2009

Software	$5,419	$7,846
Computer equipment	3,048	3,801
Leasehold improvements	243	1,235
Telephone equipment	146	609
Office equipment	159	226
Furniture and fixtures	145	93
Web site development costs	43	87
Vehicles	12	—

	9,215	13,897
Less: Accumulated depreciation and amortization	(5,278)	(7,054)

Property and equipment, net	$3,937	$6,843

Depreciation expense was $1.5 million, $2.3 million, and $2.7 million for the years ended December 31, 2007, 2008 and 2009, respectively.

6.	Intangible Assets

In 2003, the Company acquired the Forex.com domain name for $0.2 million, and in 2004, the foreignexchange.com domain name was purchased for $0.1 million. Based on the fact that the rights to use these domain names requires the payment of a nominal annual renewal fee, management determined that there was no legal or regulatory limitations on the useful life and furthermore that there is currently no technological limitation to their useful lives. These indefinite-lived assets are not amortized. In accordance with FASB ASC 350-10 (“SFAS No. 142”), the Company tests intangible assets for impairment on an annual basis in the fourth quarter and on an interim basis when conditions indicate impairment has occurred.

The Company acquired a marketing list in November 2006 for $0.8 million that is being amortized over its useful life, with an amortization period no longer than 18 months. Amortization of $0.4 million and $0.2 million was recorded in 2007 and 2008, respectively, with no impairment recorded in either year. The marketing list was fully amortized as of June 30, 2008.

As of December 31, 2008 and 2009, the accumulated amortization related to intangibles was $0.6 million. Intangible assets consisted of the following (amounts in thousands):

Balance at January 1, 2007	$929
Amortization of marketing list	(406)

Balance at December 31, 2007	523
Amortization of marketing list	(203)

Balance at December 31, 2008 and 2009	$320

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Acquisitions

Goodwill is calculated as the difference between the cost of acquisition and the fair value of the net assets of an acquired business. Goodwill consists of the following as of December 31, 2008 and 2009 (amounts in thousands):

GC Japan (formerly FORTUNE)	$1,278
GCAM, LLC	1,078
GAIN Capital Securities, Inc. (formerly State Discount Brokers, Inc.)	533
GAIN Capital Forex.com U.K., Ltd (formerly RCGGL)	203

$3,092

The Company owned a 20.36% interest in GCAM, LLC as of December 31, 2006 that was acquired on December 30, 2005, and acquired the remaining 79.64% interest in GCAM, LLC on January 1, 2007. The Company issued 68,250 Restricted Stock Units (“RSUs”) in exchange for 13,980 shares in GCAM, LLC. The RSU agreement relating to the purchase of GCAM, LLC in 2007 was revised, so that the restricted shares at January 1, 2008 unrestrict over 24 months. At December 31, 2008 and 2009, the goodwill associated with the acquisition was $1.1 million.

The joint venture, entered into on December 20, 2007 and known as RCGGL, received regulatory approval from the U.K. Financial Services Authority (“U.K. FSA”) in January 2008 and was subsequently transferred to the Company on December 22, 2008 with a transfer of 100,000 shares. The Company acquired the remaining 100,000 shares of RCGGL owned by RCG on December 31, 2008, resulting in complete control of the legal entity. Goodwill associated with the purchase of RCG’s shares of RCGGL amounted to $0.2 million. RCG owned 50% interest in the joint venture, and the purchase and transfer of these shares provided the Company with 100% ownership of RCGGL, now known as GAIN Capital-Forex.com U.K., Ltd.

The Company acquired GAIN Capital Securities, Inc. on October 3, 2008, generating $0.5 million in goodwill from the transaction.

Goodwill associated with the acquisition of 51% of the outstanding shares of GC Japan in December 2008 amounted to $1.3 million. In October 2009, the Company acquired an additional 19% of GC Japan per the purchase agreement for $1.3 million. The Company may acquire up to 95% of the outstanding shares of GC Japan after the second tranche has been executed, but no later than December 31, 2011.

The following schedule summarizes the effects of changes in the Company’s ownership interest in GC Japan on the Company’s equity (amounts in thousands):

	2008	2009

Net income attributable to GAIN Capital Holdings, Inc.	$231,426	$27,994
Transfers to the noncontrolling interest
Decrease in GAIN Capital Holdings, Inc.’s paid-in capital for purchase of 196 GC Japan common shares	—	(1,136)

Change from net income attributable to GAIN Capital Holdings Inc. and transfers to noncontrolling interest	$231,426	$26,858

The acquisitions, individually and in the aggregate, did not meet the conditions of a material business combination and therefore were not subject to the disclosure requirements of SFAS No. 141R, Business Combinations. The consolidated financial statements include the operating results of each business from the date of acquisition. No goodwill impairment was recorded for the years ended December 31, 2007, 2008 and 2009.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Other Assets

Other assets consisted of the following at December 31 (amounts in thousands):

	2008	2009

Vendor and security deposits	$2,807	$3,371
Customer receivable balances, net of allowance for doubtful accounts	82	—
Current tax receivable	—	3,646
Deferred tax receivable	90	1,893
Miscellaneous receivables	295	542

	$3,274	$9,452

9.	Notes Payable

The Company entered into a Loan and Security Agreement with Silicon Valley Bank and JPMorgan Chase (the “Loan”) for $30 million on March 29, 2006. Silicon Valley Bank acts as the collateral and administrative agent for the loan, and the joint lenders received a security interest in GAIN Capital Holdings, Inc. The pledge agreement stipulates that the Company pledges its membership interest in GAIN Holdings, LLC.

The Loan term required a 6-month interest only period, and thereafter repayment of principal in twelve quarterly installments. The interest is paid monthly and is based upon Prime Rate plus the Prime Rate Margin (0.75)%. When the Total Funded Debt/Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) drops below 1 x EBITDA, the Prime Rate Margin will decline by 0.5%. The interest rate at December 31, 2009 was 4.75%.

On October 16, 2006, a loan modification was made to add a revolving credit line of $5 million. Interest on advances are subject to the same floating per annum interest rate as the base loan. On March 20, 2007, a second loan modification increased the revolving credit line from $5 million to $10 million. The Company had a zero balance due under the advance line of credit for the years ended December 31, 2007, 2008, and 2009.

On June 6, 2007, a third loan modification increased the loan amount to $52.5 million. The financing from the increased debt was utilized to repurchase and retire common stock from the Company’s founder. The five year term loan is payable in 20 quarterly installments of principal with the first payment commencing on October 1, 2007. Accrued interest is payable on a monthly basis. The term loan maturity date is July 1, 2012.

On March 18, 2008, the Company entered into a fourth loan modification which increased the amount available under the revolving line of credit to $20 million from $10 million, with a credit line maturity date of March 17, 2009. The credit line is subject to an annual renewal that was executed on March 17, 2009 and matures on June 17, 2010. The Company entered into a fifth loan modification on June 18, 2009 which changed the interest rate for the revolving line of credit from the prime rate of interest plus 0.75% to a floating per annum rate equal to the greater of either 4.75% or the prime rate of interest plus 0.75%.The debt agreement contains reporting and financial covenants. The reporting covenant requires the Company to provide monthly financial statements, annual audited financial statements and all regulatory filings. The financial covenant requires the Company to maintain a minimum quarterly debt service ratio and total funded debt/EBITDA ratio. The Company was in compliance with all financial covenants at December 31, 2008 and 2009. The carrying amount of notes payable approximates fair value. The

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company had a balance of $39.4 million and $28.9 million outstanding on the Loan as of December 31, 2008 and 2009, respectively, with future maturities of the notes payable as follows (amounts in thousands):

Years Ended December 31:

2010	$10,500
2011	10,500
2012	7,875

$28,875

Loan fees were capitalized to deferred finance costs and are being amortized over the life of the loan. The Company capitalized loan costs of $0.3 million in 2007 and $0 in 2008 and 2009. Deferred loan costs amortized to interest expense were $0.1 million for the years ended December 31, 2007, 2008 and 2009, respectively. The Company had Deferred financing costs on the Consolidated Statements of Financial Condition of $0.3 million and $0.2 million at December 31, 2008 and 2009, respectively.

10.	Convertible, Redeemable Preferred Stock

Convertible, Redeemable Series A Preferred Stock — The Company has authorized 4,545,455 shares of Convertible, redeemable Series A Preferred Stock (“Series A”). The Series A shares convert on a one for one basis. The liquidation value of Series A is calculated as the purchase price of the shares plus 8 percent per year, commencing upon the initial issuance date. The Series A redemption price is calculated based upon the greater of (i) the purchase price plus all unpaid dividends, compounded annually from the date of issuance or (ii) the fair market value of the Series A as if converted to Common Stock.

Convertible, Redeemable Series B Preferred Stock — The Company has authorized 7,000,000 shares of Convertible, redeemable Series B Preferred Stock (“Series B”). The Series B shares are convertible into common shares on a one for one basis. Conversion may occur with a majority vote, or with automatic conversion upon an initial public offering. In the event of default or liquidation, the value of these preferred shares is calculated as the greater of (i) 200 percent of the original purchase price per share ($2.22) or (ii) the amount that would be payable in such liquidation to the holder of that number of common shares into which each share of Series B would be convertible immediately prior to such liquidation.

The Company’s board of directors and shareholders voted on January 31, 2005 to change the mandatory redemption features of the Series B to require a super majority vote of the shareholders in the class. The Series B redemption price is calculated as the greater of (i) the original purchase price, plus an amount equal to (a) 50 percent of accrued earnings from the date of issuance to the date of redemption divided by (b) number of outstanding shares of Series B, provided that the amount shall not exceed all unpaid dividends (at 12 percent, compounded annually) or (ii) the fair market value of Series B as if converted into Common Stock, based upon an independent appraisal.

In accordance with EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, and after considering the allocation of the proceeds to the Series B, the Company determined that the Series B contained a beneficial conversion feature (“BCF”). In prior years, the Series B Preferred Stock had a stated mandatory redemption date of August 1, 2008, so the Company was amortizing the BCF over the period from issuance until the redemption date. The BCF was subsequently eliminated pursuant to the Company’s Amended and Restated Certificate of Incorporation.

The Series B were issued with attached warrants to purchase Series B at $1.11 per share. The Company allocated the proceeds, net of cash transaction costs, to the Series B Preferred Stock and warrants based on the relative fair value of each instrument. The fair value of the Series B was determined based on a discounted cash flow analysis and the fair value of the warrants was determined based on the Black-Scholes options pricing model.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Warrants totaling 1,458,335 to purchase Series B remain outstanding as of December 31, 2008 and 2009, respectively.

Convertible, Redeemable Series C Preferred Stock — The Company has authorized and issued 2,496,879 shares of convertible, redeemable Series C Preferred Stock (“Series C”). The Series C shares are convertible into common shares at a ratio of 1:1.284095064.

Preferred shares can be converted by a majority vote, as defined in the preferred stock agreement. The default or liquidation value of these preferred shares is calculated as the greater of (i) 200 percent of the original price per share and all unpaid dividends (at 15 percent, compounded annually) or (ii) the amount that would be payable in such liquidation to the holder of that number of common shares into which each share of Series C would be convertible immediately prior to such liquidation.

Prior to 2005, the Company was accreting the Series C to the redemption value using the effective interest method through the redemption period of five years. The Company’s board of directors and stockholders voted on January 31, 2005 to change the mandatory redemption features of Series C Preferred Stock, so that it is now redeemable on a super majority vote of the shareholders in the class. The Series C redemption price is calculated as equal to the greater of (i) the Series C Liquidation value which includes all unpaid dividends or (ii) the fair market value of Series C as if converted into Common Stock, based upon an independent appraisal.

Convertible, Redeemable Series D Preferred Stock — The Company has authorized and issued 3,254,678 shares of convertible, redeemable Series D Preferred Stock for $40 million.

Preferred shares can be converted by a majority vote, as defined in the preferred stock agreement. The default or liquidation value of these preferred shares is calculated as the greater of (i) the sum of the Series D multiplier, or 1.5, times the Series D Original Purchase Price plus all unpaid dividends (at 12 percent, compounded annually) or (ii) the amount that would be payable in such liquidation to the holder of that number of common shares into which each share of Series D would be convertible immediately prior to such liquidation.

If the Company proposes to sell shares of stock in an IPO with a price range in the mid-point of which (the “Offer Price”) equals a price per share that is less than the sum of (A) the Series D multiplier, or 1.5, times the Series D Original Purchase Price, plus (B) all accrued and unpaid dividends of the Series D Preferred Stock, then the Conversion Price of the Series D Preferred Stock shall be adjusted such that the number of shares of Common Stock issuable upon conversion of the Series D Preferred Stock multiplier by the Offer Price shall be equal to the Series D Liquidation Price.

Convertible, Redeemable Series E Preferred Stock — On January 11, 2008, the Company authorized 3,738,688 shares and issued 2,611,606 shares of convertible, redeemable Series E Preferred Stock for $117 million, incurring $0.2 million in issuance costs.

Preferred shares can be converted by a majority vote, as defined in the preferred stock agreement. The default or liquidation value of these preferred shares is calculated as the greater of (i) the Series E Original Purchase Price plus all unpaid dividends (at 8 percent, compounded annually) or (ii) the amount that would be payable in such liquidation to the holder of that number of common shares into which each share of Series E would be convertible immediately prior to such liquidation.

The net proceeds from the issuance of Series E Preferred Stock were used to repurchase Series A (1,162,248 shares), Series B (1,601 shares), and Series C Preferred Stock (173,831 shares) and common stock (914,572 shares), thus reducing the number of shares outstanding on a fully diluted basis. Employees holding fully vested stock option awards were able to convert a portion of their options to common stock, subject to repurchase by the Company. Existing shareholders received the same election. As a result of this election, there were 66,530 RSUs converted into common stock on a 1:1 ratio as of December 31, 2008.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pursuant to the Second Amended and Restated Certificate of Incorporation dated January 11, 2008, there will be an adjustment to the conversion price with respect to the Series E preferred stock if the initial public offering Offer Price or Revised Offer Price, as applicable (each as defined in our Second Amended and Restated Certificate of Incorporation), is less than $53.76.

Each preferred stock shareholder who sold shares back to the Company pursuant to a repurchase agreement is required by the repurchase agreement to indemnify the Company if there is an adjustment to the Series E preferred stock conversion price, subject to the indemnification limits described below. In such an event, the shareholders will, severally (and not jointly) and pro rata to the payments they received for the repurchased securities sold by each shareholder, indemnify the Company in an aggregate amount equal to the product of (a) the number of additional shares of common stock issuable as a result of any adjustment to the Series E preferred stock conversion price with respect to 2,070,312 out of a total of 3,738,688 authorized shares of Series E preferred stock, multiplied by (b) the offer price or revised offer price, as applicable. The preferred stock shareholder shall be entitled to make any indemnification payments in cash or in shares of Company common stock. The repurchase agreement provides that the indemnification obligation is capped at an offer price or revised offer price, as applicable, of $48.96. Should the offer price or revised offer price, as applicable, be lower than $48.96, it shall be deemed to be $48.96 for the purpose of calculating the indemnification amount.

Dividends — As set forth in the Amended and Restated Certificate of Incorporation dated January 11, 2008, dividends can be issued upon approval in writing by holders of a majority of the outstanding shares of preferred stock, voting together as a single class, if the board of directors determines that the fully diluted equity value of the Company exceeds $400 million. Dividends would be declared and paid to the holders of common stock and preferred stock (on an as-converted basis).

Rank — The Series D Preferred Stock ranks senior to the Series A, Series B, Series C, and Series E Preferred Stock and the common stock as to dividends and upon redemption, liquidation, or default. Series C and Series B Preferred Stock rank equally and senior to Series A, Series E and common stock as to dividends and upon redemption, liquidation or default. Series A Preferred Stock ranks senior to Series E Preferred Stock and common stock as to dividends and upon redemption, liquidation or default, with Series E then ranking senior to common stock.

Rights and Privileges on Convertible, Redeemable Preferred Stock — At December 31, 2009, the Company had five series of convertible, redeemable preferred stock subject to certain rights and privileges under the Company’s Second Amended and Restated Certificate of Incorporation.

The Company classifies the convertible, redeemable preferred stock as mezzanine equity on the Consolidated Statements of Financial Condition at the carrying value of the preferred stock. The holders of the preferred stock have the option to redeem on or after March 31, 2011. Given that the redemption option is outside of the control of the Company, the preferred stock is classified as mezzanine equity.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents a summary of the convertible, redeemable preferred stock (amounts in thousands):

						Total
						Convertible,
	Preferred	Preferred	Preferred	Preferred	Preferred	Redeemable
	Stock	Stock	Stock	Stock	Stock	Preferred
	Series A	Series B	Series C	Series D	Series E	Stock

BALANCE — January 1, 2007	$3,288	$5,414	$6,017	$39,840	$—	$54,559

BALANCE — December 31, 2007	3,288	5,414	6,017	39,840	—	54,559
Repurchase of shares	(1,279)	(2)	(698)			(1,979)
Issuance of Series E preferred stock					117,000	117,000
Series E issuance costs					(190)	(190)
Exercise of warrants	97					97
Repurchase of warrants	(97)					(97)

BALANCE — December 31, 2008	$2,009	$5,412	$5,319	$39,840	$116,810	$169,390

BALANCE — December 31, 2009	$2,009	$5,412	$5,319	$39,840	$116,810	$169,390

Redemption — At any time on and after March 31, 2011, upon the written request of at least a majority of the shareholders of preferred stock (on an as-converted to common stock basis) voting together as a single class that all of the shares of preferred stock be redeemed, the Corporation shall redeem all of the shares of preferred stock then outstanding upon payment in cash in respect of each share redeemed in an amount equal to the redemption price.

Automatic Conversion — Preferred stock converts to common stock immediately prior to a qualified initial public offering (“IPO”), as defined in the investor rights agreement for each series of preferred stock. Series A, Series B, Series D preferred stock convert on a one-to-one basis into shares of common stock, and the Series C preferred stock converts on a 1:1284095064 basis into shares of common stock.

If the majority of Series E preferred stockholders vote to do so, or the IPO price equals or exceeds $67.20, all outstanding shares of Series E preferred stock will be converted on a one-to-one basis into shares of common stock. If the IPO price is less than $67.20, the Series E preferred stock will be converted into shares of common stock if a majority of all preferred stockholders, voting as one class, approve such conversion. In the event there is a conversion of Series E preferred stock where the IPO price is less than $53.76, there will be an adjustment to the Series E preferred stock conversion price as outlined in the Second Amended and Restated Certificate of Incorporation dated January 11, 2008.

Preferred Stock Embedded Derivative — The Company has determined that the conversion feature in the Company’s Convertible, Redeemable Preferred Stock Series A, Series B, Series C, Series D and Series E meets the definition of an “embedded derivative” in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

The redemption feature enables the holder to elect a net cash settlement at date of redemption. This event is deemed to be outside the control of the Company. These provisions require that these instruments be bifurcated such that the embedded conversion option is separated from the host contract, and accounted for as a derivative liability in accordance with Emerging Issues Task Force (“EITF”) 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

The pricing model that the Company uses for determining fair values of the embedded derivative is a Black-Scholes options pricing model, which requires the input of highly subjective assumptions. These assumptions

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

include estimating the expected volatility of our common stock, an appropriate risk-free interest rate plus a credit spread and the fair value of the underlying common stock. The expected volatility is calculated based on stock volatilities for publicly traded companies in a similar industry and general stage of development as the Company. The risk-free interest rate is based on the U.S. Treasury yield curve consistent with the expected life of the preferred shares until the date of redemption. The expected term of the conversion option is based upon the period remaining until the redemption date of March 31, 2011. Valuations derived from this model are subject to ongoing internal and external verification and review. Separating an embedded derivative from its host contract requires careful analysis and judgment, and an understanding of the terms and conditions of the instrument. Selection of inputs involves management’s judgment and may impact net income.

The embedded derivative is recorded at fair value and reported in Preferred stock embedded derivative on the Consolidated Statements of Financial Condition with change in fair value recorded in the Company’s Consolidated Statements of Operations and Comprehensive Income. The loss on the preferred stock embedded derivative amounted to $165.3 million December 31, 2007 and the gains on the embedded derivative amounted to $181.8 million and $1.7 million at December 31, 2008 and 2009, respectively.

The following summarizes the preferred stock conversion value by preferred stock share class as of December 31 (amounts in thousands):

	2008	2009

Preferred stock series A	$13,317	$14,308
Preferred stock series B	38,634	41,490
Preferred stock series C	13,562	14,471
Preferred stock series D	14,902	10,462
Preferred stock series E	2,370	367

	$82,785	$81,098

11.	Shareholders’ Deficit

Common Stock — At December 31, 2008 and 2009, the Company had authorized 27,000,000 shares of Common Stock (“Common Stock”), of which 1,304,029 and 1,311,649 shares were issued and outstanding at December 31, 2008 and 2009, respectively.

The net proceeds from the issuance of Series E Preferred Stock during 2008 were used to repurchase 914,572 shares of common stock. Employees holding fully vested stock option awards were able to convert a portion of their options to common stock, subject to repurchase by the Company. Existing shareholders received the same election. As a result of this election, there were 66,530 restricted stock units converted into common stock on a 1:1 ratio as of December 31, 2008.

12.	Related Party Transactions

In 2005, the Group, LLC purchased a 20.36% interest in GCAM, LLC. GAIN Capital Holdings, Inc. acquired the remaining 79.64% interest in GCAM, LLC as of January 1, 2007. Group, LLC subsequently transferred its investment in GCAM, LLC to GAIN Capital Holdings, Inc. The Company issued Restricted Stock Units in exchange for the shares in GCAM, LLC owned by Mark Galant, the Company founder and current Chairman of the board of directors, and Glenn Stevens, the Company’s CEO.

The Company recorded $0.9 million in 2007 for the purchase of GCAM, LLC based upon the fair market value of the restricted stock units at the date of acquisition, with $0.8 million allocated toward the purchase price with the remainder recognized in expense as the restricted stock units vest. Restricted units were immediately unrestricted as

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

per the term of the purchase agreement, or they continue to unrestrict over 27 months. The Company recorded $0.1 million and $0.1 million in stock compensation expense after the date of acquisition in 2007 and 2008, respectively, in Employee compensation and benefits on the Consolidated Statements of Operations and Comprehensive Income.

The RSU agreement relating to the purchase of GCAM, LLC in 2007 was revised effective January 1, 2008, so that the restricted shares at January 1, 2008 unrestrict over 24 months and the call option was eliminated. The Company recorded $0.1 million in stock compensation expense in 2008 in Employee compensation and benefits on the Consolidated Statements of Operations and Comprehensive Income. The Company fully reversed the liability for call options in Accrued expenses and other liabilities on the Consolidated Statements of Financial Condition as of December 31, 2008.

The Company owns 100% interest in GAIN Global Markets, Inc. (“GGMI”) incorporated in the Cayman Islands. GGMI was established in 2006 by Mark Galant and Glenn Stevens. In 2007, Mr. Stevens maintained $1.2 million of his personal funds on deposit with GGMI. This was the required capital limit set by the regulatory authority. Mr. Stevens received a return of his $1.2 million account balance and $0.05 million in interest, and transferred his ownership interest to the Company on September 18, 2007.

On December 12, 2008, the Company completed the acquisition of 51% of the outstanding shares of FORTUNE (now known as Forex.com Japan Co., Ltd.). The Company had a receivable of $0.1 million from the president of FORTUNE, which was recorded in Other assets on their Statements of Financial Condition as of December 31, 2008. The receivable balance was repaid in January 2009.

The acquisition of GCSI included purchase terms requiring an escrow balance for the last tranche of the purchase payment. The balance due to the original owner of S.L. Bruce Financial Corporation of $0.3 million is included in Accrued expenses and other liabilities on the Consolidated Statements of Financial Condition at December 31, 2008.

Management has personal funds on deposit in customer accounts of Group, LLC, recorded in Payables to customers on the Consolidated Statements of Financial Condition. The balance was $1.2 million, and $2.9 million at December 31, 2008, and 2009, respectively, with $31,680, $13,327 and $1,772 of interest paid for the years ended December 31, 2007, 2008 and 2009, respectively.

Group, LLC entered into a services agreement with Scivantage, Inc. on February 1, 2008 for a one year term with an option to renew whereby Scivantage provided certain office workstations and related services in Jersey City, New Jersey. The agreement was later amended to add additional workstations and services extending the term until December 31, 2009 for a fee of $14,475 per month. Per its terms, the agreement automatically renewed for an additional one year and is set to expire on December 31, 2010. Scivantage also provides hosting services to GCSI under a master hosting services agreement entered into on September 16, 2003 in which Scivantage provides the technology infrastructure hosting facility for GCSI, who provides brokerage securities services. Two of our board of directors members, Messrs. Galant and Sugden, are members of the board of directors of Scivantage.

13.	Share Based Payment

On March 27, 2006, the Company’s shareholders approved the GAIN Capital Holdings, Inc. 2006 Equity Incentive Plan (the “Plan”), under which 4.93 million shares are available for awards to employees, consultants and directors. The Plan provides for the issuance of share based award which include restricted stock units (“RSUs”), Incentive Stock Options (“ISOs”), and nonqualified stock options (“NQSQs”). ISOs are granted at fair market value and are subject to the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. All share based awards are granted at a price or conversion price determined by the Company’s board of directors. Grants of ISOs and NQSQs usually vest over a three years with one-third vesting upon anniversary date. RSUs usually vest over four years with one-fourth vesting upon the grant anniversary. All options granted under these plans expire ten years from the date of grant.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Options

The following table summarizes the stock option activity under all plans from January 1, 2009 through December 31, 2009:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Options	Exercise Price	Life (Years)	Intrinsic Value

Outstanding, January 1, 2009	1,554,099	$3.90
Granted	—	—
Exercised	(3,508)	2.26
Forfeited	(516)	5.86
Outstanding, December 31, 2009	1,550,075	$3.90	5.03	$23,251,462

Vested and expected to vest options	1,550,075	$3.90	5.03	$23,251,462

Exercisable, December 31, 2009	1,550,075	$3.90	5.03	$23,251,462

Fair market value of common stock at exercise date	$85,152
Cost to exercise	7,937

Net value of Stock Options exercised	$77,215

The following table summarizes information concerning outstanding and exercisable stock options as of December 31, 2009:

	Options Outstanding			Options Exercisable
			Weighted
			Average
	Number	Weighted	Remaining	Number of	Weighted
	Outstanding	Average	Contractual	Options	Average
Exercise Price	As of 12/31/09	Exercise Price	Life (Years)	Exercisable	Exercise Price

$0.85	18,275	$0.02	0.02	18,275	$0.01
$1.75	208,813	$0.24	0.47	208,813	$0.24
$2.50	213,170	$0.34	0.58	213,170	$0.34
$3.50	187,356	$0.42	0.62	187,356	$0.42
$4.50	627,323	$1.82	2.21	627,323	$1.83
$5.50	267,405	$0.95	1.03	267,405	$0.95
$6.50	26,700	$0.11	0.10	26,700	$0.11
$7.50	683	$0.00	0.00	683	$0.00
$8.50	350	$0.00	0.00	350	$0.00

	1,550,075	$3.90	5.03	1,550,075	$3.90

The weighted-average remaining contractual life for the 1,550,075 outstanding options as of December 31, 2009, is approximately 5.03 years. There are 1,550,075 stock options exercisable as of December 31, 2009.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total intrinsic value of stock options exercised during 2007, 2008 and 2009 respectively were $0.3 million, $25.4 million, and $0.1 million. During 2009, the Company had 9,829 shares of stock options vest. The value of these vested stock options at date of grant was $0.1 million and at vesting date was $0.2 million. The Company received $0.1 million, $1.7 million, and $0.01 million from stock option exercises in 2007, 2008 and 2009, respectively.

No stock options were granted in 2007, 2008 or 2009.

The Company recorded stock-based compensation expense in accordance with FASB ASC 718-10 of $0.02 million and $0.05 million for the years ended December 31, 2007 and 2008, respectively. The stock-based compensation expense is recorded in Employee compensation and benefits on the Consolidated Statements of Operations and Comprehensive Income.

Restricted Stock Units — The Plan provides for the issuance of RSUs that are convertible on a 1:1 basis into shares of GAIN Capital Holdings, Inc.’s common stock. GAIN Capital Holdings, Inc. maintains a restricted unit account for each grantee. Restrictions lapse over four years, with 25% lapsing on each anniversary date of the grant. After the restrictions lapse, the grantee shall receive payment in the form of cash, shares of GAIN Capital Holdings, Inc.’s common stock, or in a combination of the two, as determined by GAIN Capital Holdings, Inc., upon a change in control of GAIN Capital Holdings, Inc. or the employee leaving the Company. GAIN Capital Holdings, Inc. may also issue performance grants which have restrictions lapsing immediately, but delivery of the common stock deferred until a later date.

GAIN Capital Holdings, Inc. RSUs are assigned the value of the common stock at date of grant issuance, and the cost is amortized over a four year period. GAIN Capital Holdings, Inc. issued 211,850 and 158,380 restricted units to employees in 2008 and 2009, respectively, with an additional 13,301 and 18,485 issued to board of director’s members that unrestricted immediately in 2008 and 2009, respectively.

The Company recorded $1.6 million, $4.4 million, and $5.6 million in stock-based compensation expense related to RSUs as of December 31, 2007, 2008 and 2009, respectively. GAIN Capital Holdings, Inc. recorded $0.1 million in stock-based compensation expense associated with the acquisition of GCAM, LLC in Employee compensation and benefits on the Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2007 and 2008, respectively.

A summary of the status of the Company’s nonvested shares of as of December 31, 2009 and changes during the year ended December 31, 2009, is presented below:

		Weighted Average
	Number of	Grant Date
Non-Vested Shares	Shares	Fair Value

Non-vested at January 1, 2009	491,672	$29.23
Granted	176,865	$20.46
Vested	(207,441)	$25.05
Forfeited	(7,265)	$35.43

Non-vested at December 31, 2009	453,831	$27.62

As of December 31, 2009 there was $10.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of approximately two years. Based The fair market value of RSUs vested during the years ended December 31, 2007, 2008 and 2009 was $2.2 million, $3.1 million and $5.2 million, respectively.

RSUs that were unrestricted as of December 31, 2009 had a value at grant date of $8.6 million. The total value of these RSUs was $8.9 million at the date they became unrestricted.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair market value of RSUs at the date of grant during the years ended December 31, 2007, 2008 and 2009 was $7.1 million, $8.7 million, and $3.6 million, respectively.

14.	Income Taxes

The provision for income tax expense consisted of:

	For the Fiscal Year Ended December 31,
	2007	2008	2009
	(amounts in thousands)

Current
Federal	$17,827	$27,775	$12,144
State	5,326	8,059	1,207
Non U.S.	—	75	992

	23,153	35,909	14,343

Deferred
Federal	(1,203)	(723)	(1,482)
State	(335)	(209)	(305)
Non U.S.	—	284	(377)
Valuation allowance	—	(284)	377

	(1,538)	(932)	(1,787)

Total income tax expense	$21,615	$34,977	$12,556

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company’s deferred tax assets are included in Other assets on the Consolidated Statements of Financial Condition. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2008 and 2009 were as follows:

	2008	2009
	(amounts in thousands)

Deferred tax assets
Allowance for doubtful accounts	$1,009	$138
Deferred rent	43	88
Accrued expenses	62	405
Net foreign operating losses	284	661
Stock-based compensation expense	2,526	4,957

Total deferred tax assets	3,924	6,249
Valuation allowance	(284)	(661)

Total deferred tax assets after valuation allowance	$3,640	$5,588

Deferred tax liabilities
Unrealized trading differences	$(3,466)	$(3,301)
Basis difference in property and equipment	(84)	(200)
State taxes	—	(141)
Other	—	(54)

Total deferred tax liabilities	(3,550)	$(3,696)

Net deferred tax assets/(liabilities)	$90	$1,892

The following table reconciles the provision to the U.S. federal statutory income tax rate:

	2007	2008	2009

Federal income tax at statutory rate	(35.00)%	35.00%	35.00%
Increase/(decrease) in taxes resulting from:
State income tax	2.87%	1.91%	0.08%
Embedded derivative	51.24%	(23.92)%	(1.47)%
Stock options	0.45%	—	—
Foreign rate differential	—	0.16%	(0.61)%
Meals & entertainment	0.10%	0.03%	0.17%
R&D credit	—	—	(1.09)%
Other permanent differences	(0.54)%	(0.07)%	(0.87)%

Effective Tax Rate	19.12%	13.11%	31.21%

The Company has $2.6 million in foreign net operating loss (“NOL”) carryforwards as of December 31, 2009, for which a full valuation allowance has been established against the deferred tax asset. These NOLs begin to expire in 2013.

No provision has been made for foreign taxes associated with the cumulative undistributed earnings of foreign subsidiaries as of December 31, 2009, as these earnings are expected to be reinvested in working capital and other

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

business needs indefinitely. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to income taxes, subject to an adjustment for the participation exemption and foreign tax credits. A determination of the amount of the unrecognized deferred tax liability with respect to such earnings is not practicable.

The Company has recorded a liability of $0.1 million related to uncertain tax positions at December 31, 2009 in accordance with FASB ASC 740-10, Income Taxes. The Company’s open tax years for its federal returns range from 2007 through 2009 and from 2006 through 2009 for its major state jurisdictions.

15.	Commitments and Contingencies

Leases — The Company leases office space under non-cancelable operating lease agreements that expire on various dates through 2025. Future annual minimum lease payments, including maintenance and management fees, for non-cancellable operating leases, are as follows (amounts in thousands):

Years Ended December 31:

2010	$1,127
2011	1,166
2012	990
2013	990
2014	990
2015 and beyond	12,053

$17,316

Rent expense was $1.2 million, $1.4 million, and $1.8 million for the years ended December 31, 2007, 2008 and 2009, respectively.

On December 31, 2009, the Company entered into capital leases for computer equipment that expire on various dates through 2011. Assets recorded under capital leases amounted to $0.6 million. In accordance with ASC 840-30, Capital leases, the Company measured the present value of the minimum lease payments and the capital lease obligation of $0.7 million is recorded in Accrued expenses and other current liabilities as of December 31, 2009. Future annual minimum lease payments for capital leases are as follows (amounts in thousands):

Years Ended December 31:

2010	$335
2011	335

$670

Litigation  — Refco Inc. filed for bankruptcy on October 17, 2005. The Refco Trustee (“RCM”) filed a court motion on February 13, 2007 to recover a payment made to the Company in 2005, alleging that such payment constituted a “Preferential Transfer”. The Company received a return of a deposit in October 2005 in the amount of $2.3 million and contested the petition. The Company fully reserved for the $2.3 million as of December 31, 2006 in Accrued expenses and other liabilities on the Consolidated Statements of Financial Condition.

The Company settled with and issued payment to RCM on November 7, 2007 in the amount of $0.8 million. The difference between the settlement amount of $0.8 million and the reserve of $2.3 million as of December 31, 2006 resulted in income of $1.5 million for the year ended December 31, 2007.

The Company has no material litigation pending as of December 31, 2009.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Retirement Plans

The Company sponsors a 401k retirement plan. Substantially all of the Company’s employees are eligible to participate in the plan. Pursuant to the provisions of the plan, the Company is obligated to match 25% of the employee’s contribution to the plan up to 15% of the employee’s compensation for each payroll period. The Company matches 50% for employees with three years or more of service.

In January 2008, the Company added a 401k/Profit sharing plan which was made available to eligible employees and added a Roth 401k option to the plan. As of December 31, 2008, the 401k/Profit sharing plan was merged into the original 401k retirement plan. The expense recorded to employee compensation and benefits on the Consolidated Statements of Operations and Comprehensive Income by the Company for its employees’ participation in the plan during the years ended December 31, 2007, 2008 and 2009 was $0.2 million, $0.6 million, and $0.5 million, respectively.

17.	Earnings per Common Share

Basic and diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the determinants of basic net income/(loss) per share and, in addition, gives effect to the potential dilution that would occur if securities or other contracts to issue common stock are exercised, vested or converted into common stock unless they are anti-dilutive. Diluted weighted average common shares includes preferred stock, warrants, vested and unvested stock options and unvested restricted stock units. For the years ended December 31, 2007, the diluted loss per share excluded the impact of the conversion of all preferred stock, warrants, stock options and restricted stock units since their effect would be anti-dilutive. No stock options or restricted stock units were excluded from the calculation of diluted earnings per share for the years ended 2008 and 2009.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of earnings per share:

	For the Years Ended December 31,
	2007	2008	2009
	(amounts in thousands,
	except share and per share data)

Net income/(loss)	$(134,651)	$231,426	$27,994
Effect of redemption of preferred shares	—	(63,913)	—

Net income/(loss) applicable to GAIN Capital Holdings, Inc. common shareholders	$(134,651)	$167,513	$27,994

Weighted average common shares outstanding:
Basic weighted average common shares outstanding	1,899,386	1,287,360	1,307,379

Effect of dilutive securities:
Preferred stock series A		899,666	865,154
Preferred stock series B		2,610,254	2,610,210
Preferred stock series C		1,361,768	1,355,669
Preferred stock series D		3,254,678	3,254,678
Preferred stock series E		2,540,251	2,611,606
Warrants		1,408,725	1,382,921
Stock options		1,380,283	1,264,707
RSUs		259,292	256,860

Diluted weighted average common shares outstanding	1,899,386	15,002,277	14,909,184

Earnings/(loss) per common share
Basic	$(70.89)	$130.12	$21.41

Diluted	$(70.89)	$11.17	$1.88

The following common stock equivalents were excluded from the calculation of diluted net loss per share since the effects are anti-dilutive:

	For the Years Ended December 31,
	2007	2008	2009

Number of potential shares that are anti-dilutive:
Preferred stock	9,467,741	—	—
Warrants	1,484,670	—	—
Stock options	1,892,604	—	—
RSUs	169,187	—	—

	13,014,202	—	—

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Regulatory Requirements

GAIN Capital Group, LLC a registered futures commission merchant and forex dealer member, is subject to the net capital requirements of Rule 1.17 (the “Rule”) under the Commodity Exchange Act (the “Act”) and capital requirements of the CFTC and NFA. Under the Rule, the minimum required net capital, as defined, is $20.0 million plus 5% of the amount of customer liabilities over $10.0 million. The Company was compliant with the regulations.

	For the Years Ended December 31,
	2007	2008	2009
	(amounts in thousands)

GAIN Capital Group, LLC
Net capital	$53,954	$114,978	$102,577
Adjusted net capital	$49,604	$107,726	$90,425
Excess adjusted net capital	$44,148	$97,726	$64,424

GAIN Global Markets, Inc. (“GGMI”), the Company’s Cayman Island subsidiary, is a registered securities arranger with the Cayman Islands Monetary Authority. GGMI is required to maintain a capital level that is the greater of one quarter of relevant annual expenditure, or $100,000. A licensee must at all times maintain financial resources in excess of its financial resources requirement. GGMI was compliant with CIMA regulations and required capital levels at December 31, 2009.

GCSI is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934. GCSI is a member of the Financial Industry Regulatory Authority (“FINRA”), Municipal Securities Rulemaking Board (“MSRB”), and Securities Investor Protection Corporation (“SIPC”). GCSI is required to maintain a minimum net capital balance (as defined) of $0.05 million, pursuant to the SEC’s Uniform Net Capital Rule 15c3-1. GCSI must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. GCSI was compliant with the regulations and required capital levels at December 31, 2009.

GAIN Capital Forex.com UK Limited (“GCUK”), is a registered full scope BIPRU 730K investment firm, regulated by the Financial Services Authority (“U.K. FSA”). It is required to maintain the greater of $1.0 million (730k Euros) or the Financial Resources Requirement which is the sum of the firm’s operational, credit, counterparty, and forex risk. GCUK was compliant with U.K. FSA regulations at December 31, 2009 and required capital levels at December 31, 2009.

Forex.com Japan Co., Ltd., (“GC Japan”), a registered Type I financial instruments business firm regulated by the Financial Services Agency of Japan in accordance with Financial Instruments and Exchange Law (Law No. 25 of 1948, as amended). It is a member of the Financial Futures Association of Japan. GC Japan is subject to a minimum capital adequacy ratio of 140%. This calculation is derived by dividing Net Capital by the sum of GC Japan’s market, counterparty credit risk, and operational risk. GC Japan was compliant with regulations and required capital levels at December 31, 2009.

GAIN Capital Forex.com Hong Kong Limited (“GCHK”) is a registered Type 3 leveraged foreign exchange trading firm with the Securities and Futures Commission (“SFC”) operating as an approved introducing agent. GCHK is subject to the requirements of section 145 of the Securities and Futures Ordinance (Cap.571). Under this rule, GCHK is required to maintain a minimum liquid capital requirement of the higher of $0.39 million or the sum of 1.5% of its aggregate gross foreign currency position and 5% of its adjusted liabilities calculated in accordance with the Securities and Futures (Financial Resources) Rules (Cap.571N)). GCHK was compliant with SFC regulations and required capital levels at December 31, 2009.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Segment Information

FASB ASC 280 (“FASB No. 131”, Disclosures about Segments of an Enterprise and Related Information), establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s operations relate to foreign exchange trading and related services. Based on the Company’s management strategies, and common production, marketing, development and client coverage teams, the Company assesses that it operates in a single operating segment.

For fiscal years ended December 31, 2007, 2008 and 2009, no single customer accounted for more than 10% of the Company’s trading revenue. The Company does not allocate revenues by geographic regions since the Company selectively hedges customer trades on an aggregate basis and does not have a method to systematically attribute trading volume from a geographic region to associated trading revenue from a particular geographic region.

20.	Closure of Shanghai Company

Group, LLC incorporated Jia Shen Forex Software Development Technology, LLC (“Jia Shen”) in Shanghai, China, and commenced operations on January 1, 2007. Upon registration of Jia Shen with the Shanghai Jin An District government, Group, LLC funded registration capital of $0.8 million.

Between 2006 and 2008, a significant portion of the Company’s trading volume, trading revenue, net income and cash flow were generated from residents of China. When the Company commenced offering its forex trading services through its Chinese language website to residents of China in October 2003, the Company believed that its operations were in compliance with applicable Chinese regulations. However, as a result of the Company’s review of its regulatory compliance in China during 2008, in May 2008 the Company became aware of a China Banking and Regulatory Commission, or CBRC, prohibition on forex trading firms providing retail forex trading services to Chinese residents through the Internet without a CBRC permit. The Company does not have such a permit and to its knowledge, no such permit exists. As a result of this regulatory uncertainty, the Company decided to terminate all service offerings to residents of China and ceased our trading support operations located in that country. As of December 31, 2008, the Company no longer accepted new customers.

However, pursuant to the Company’s most recent review of the relevant regulatory requirements in China, the Company now believes that it can accept customers from China if the customers come to the Company’s website without being solicited by the Company or by the Company’s introducing brokers, agents or white label partners to do so. As a result, the Company began accepting customers from China in this manner in June 2010. The Company cannot provide any assurance that it will not be subject to fines or penalties, and if so in what amounts, relating to its forex trading services through the Internet to Chinese residents.

Jia Shen reduced its work force in 2008 and is in the process of formally filing for closure with Chinese authorities. The Company expects Jia Shen to be closed by 2011. The Shanghai lease expires in September 2010 and there were no vendor contract termination costs.

21.	Subsequent Events

In February 2010, the Company made the final payment of $0.4 million related to the second tranche of the GC Japan agreement. This amount was accrued for as of December 31, 2009 and relates to the attainment of customer trading volume greater than or equal to a specified amount in the fourth quarter of 2009. In April 2010, the Company acquired the remaining 30.0% interest in GC Japan.

On June 30, 2010, the National Futures Association, or NFA, filed a complaint against GAIN Capital Group, LLC, the Company’s wholly-owned operating subsidiary, and Glenn H. Stevens, the president and chief executive officer, alleging, among other things, that certain aspects of the Company’s liquidation, trade execution and records

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maintenance, along with the Company’s supervisory management of introducing brokers were not compliant with certain NFA rules and standards. The Company may be subject to fines, censure or other disciplinary action by the NFA as a result of the complaint. The Company is actively working with the NFA to remediate these purported issues and settle the complaint without a hearing and expects to have this matter resolved in the near term. The settlement process can be time consuming and costly and there are no assurances that the Company will reach a settlement with the NFA on acceptable terms, if at all. Any disciplinary action taken against the Company or fines or restrictions imposed on the Company could have a material adverse effect on the Company, its reputation, damage the Company’s brand name or adversely affect the Company’s business and financial condition.

On July 14, 2010, the Company entered into an Exclusive Marketing Agreement with Forexster Limited, or Forexster, pursuant to which the Company receives, subject to certain excluded customers and geographic regions, exclusive rights to use Forexster Trading Services (as defined in the agreement) in the field of forex trading and non-exclusive rights to use Forexster Trading Services in the field of precious metals trading. Pursuant to the terms of the Exclusive Marketing Agreement, the Company paid Forexster an up-front, non-refundable $7.5 million prepayment for use of the Forexster Trading Services. During the term of the agreement, the Company will also pay Forexster a monthly Revenue Share equal to a percentage of all Gross Revenues (as defined in the agreement) earned by the Company from use of the Forexster Trading Services, provided certain Minimum Net Income (as defined in the agreement) thresholds of the Company are met. The Company’s aggregate Revenue Share payment obligations under the Exclusive Marketing Agreement are capped at $60.0 million if paid in-full on or before July 31, 2013, the Cap, or $65.0 million if paid in-full on or before July 31, 2015, the Additional Cap. The Company is under no duty to pay the Cap or Additional Cap if not earned, but the Company may choose to prepay all or part of the Cap or Additional Cap without penalty. In the event the Additional Cap is not paid in-full on or before July 31, 2015, then all payment provisions of the Exclusive Marketing Agreement shall cease and the payment provisions of the existing agreements among the parties shall apply. In the event the Company pays the Cap in-full on or before July 31, 2013 or the Additional Cap in-full on or before July 31, 2015, as applicable, then the Company shall owe no further fees, costs or expenses to Forexster for use of the Forexster Trading Services and the Company’s rights to the Forexster Trading Services under the Exclusive Marketing Agreement shall continue for 100 years. The term of the Exclusive Marketing Agreement began on July 14, 2010 and continues through July 31, 2015. Thereafter, the Exclusive Marketing Agreement shall automatically renew for additional twelve (12) month periods unless otherwise terminated by the parties.

The Company and Forexster also entered into that certain Forexster Limited Software License, dated as of July 14, 2010, as amended and supplemented by that certain Amendment and Variance to Forexster Limited Software License Agreement, dated as of July 14, 2010, or the License Agreement, pursuant to which Forexster will grant the Company certain non-exclusive license rights to software.

The Company has evaluated subsequent events through September 27, 2010, which is the date in which the consolidated financial statements were available for issuance.

******

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

(UNAUDITED)

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of September 30,
2010
(in thousands, except
per share data)

ASSETS:
Cash and cash equivalents	$258,012
Short term investments	4,282
Trading securities	20,055
Receivables from brokers	89,569
Property and equipment — (net of accumulated depreciation and amortization of $9,554)	7,599
Prepaid assets	10,065
Deferred financing costs	160
Deferred initial public offering costs	2,130
Goodwill	3,092
Intangible assets	762
Other assets — (net of allowance for doubtful accounts of $377)	9,635

Total	$405,361

LIABILITIES AND SHAREHOLDERS’ DEFICIT:
Liabilities
Payables to brokers, dealers, FCMs and other regulated entities	$5,857
Payables to customers	216,587
Accrued compensation and benefits	4,339
Accrued expenses and other liabilities	9,831
Income taxes payable	3,306
Convertible, redeemable preferred stock embedded derivative	130,034
Notes payable	21,000

Total liabilities	390,954

Commitments and Contingencies (13)
Convertible, Redeemable Preferred Stock
Series A Convertible, Redeemable Preferred Stock; ($0.00001 par value; 4,545,455 shares authorized and 865,154 shares issued and outstanding)	2,009
Series B Convertible, Redeemable Preferred Stock; ($0.00001 par value; 7,000,000 shares authorized and 2,610,210 shares issued and outstanding)	5,412
Series C Convertible, Redeemable Preferred Stock; ($0.00001 par value; 2,496,879 shares authorized and 1,055,739 shares issued and outstanding)	5,319
Series D Convertible, Redeemable Preferred Stock; ($0.00001 par value; 3,254,678 shares authorized, issued and outstanding)	39,840
Series E Convertible, Redeemable Preferred Stock; ($0.00001 par value; 3,738,688 shares authorized and 2,611,606 shares issued and outstanding)	116,810

Total convertible, redeemable preferred stock	169,390

GAIN Capital Holdings, Inc. Shareholders’ Deficit
Common Stock; ($0.00001 par value; 27,000,000 shares authorized and 1,353,584 issued and outstanding)
Accumulated other comprehensive income	548
Additional paid-in capital	(174,795)
Retained Earnings	19,264

Total deficit	(154,983)

Total	$405,361

See Notes to Condensed Consolidated Financial Statements

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME/(LOSS)

	For the
	Nine Months Ended
	September 30,
	2009	2010
	(in thousands,
	except per share data)

REVENUE:
Trading revenue	$114,332	$147,667
Other revenue	1,119	1,914

Total non-interest revenue	115,451	149,581
Interest revenue	228	243
Interest expense	(1,848)	(1,676)

Total net interest revenue/(expense)	(1,620)	(1,433)

Net revenue	113,831	148,148

EXPENSES:
Employee compensation and benefits	29,621	34,031
Selling and marketing	26,791	28,192
Trading expenses and commissions	10,431	18,601
Bank fees	3,415	3,170
Depreciation and amortization	2,013	2,568
Communications and data processing	1,950	2,209
Occupancy and equipment	2,391	2,963
Bad debt provision/(recovery)	593	514
Professional fees	2,549	2,623
Software expense	712	1,431
Professional dues and memberships	565	205
Change in fair value of convertible, redeemable preferred stock embedded derivative	40,820	48,936
Other	1,091	3,846

Total	122,942	149,289

INCOME/(LOSS) BEFORE INCOME TAX EXPENSE	(9,111)	(1,141)
Income tax expense	11,423	18,192

NET INCOME/(LOSS)	(20,534)	(19,333)
Net income/(loss) applicable to noncontrolling interest	(15)	(402)

NET INCOME/(LOSS) APPLICABLE TO GAIN CAPITAL HOLDINGS, INC.	(20,519)	(18,931)
Other comprehensive income, net of tax:
Foreign currency translation adjustment	482	232

TOTAL COMPREHENSIVE INCOME/(LOSS)	(20,037)	(18,699)

Comprehensive loss applicable to noncontrolling interest, net of tax	11	—

TOTAL COMPREHENSIVE INCOME/(LOSS) APPLICABLE TO GAIN CAPITAL HOLDINGS, INC.	$(20,048)	$(18,699)

Net income/(loss) applicable to GAIN Capital Holdings, Inc. common shareholders	$(20,519)	$(18,931)

Earnings/(loss) per common share:
Basic	$(15.71)	$(14.26)

Diluted	$(15.71)	$(14.26)

Weighted average common shares outstanding used in computing earnings/(loss) per common share:
Basic	1,306,265	1,327,124

Diluted	1,306,265	1,327,124

See Notes to Condensed Consolidated Financial Statements

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIT

					Accumulated
			Additional		Other
	Common Stock		Paid in	Retained	Comprehensive	Noncontrolling
	Shares	Amount	Capital	Earnings	Income	Interest	Total
	(in thousands, except per share data)

BALANCE — December 31, 2009	1,311,649	$0.00	$(178,409)	$38,195	$348	$(24)	$(139,890)
Exercise of options	16,832		47				47
Conversion of restricted stock units into common stock	25,103						0
Stock compensation expense			4,181				4,181
Foreign currency translation adjustment					200	32	232
Increase in noncontrolling interest related to acquisition of subsidiary			(614)			394	(220)
Net income/(loss)				(18,931)		(402)	(19,333)

BALANCE — September 30, 2010	1,353,584	$—	$(174,795)	$19,264	$548	$—	$(154,983)

See Notes to Condensed Consolidated Financial Statements

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2009	2010
	(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$(20,534)	$(19,333)
Adjustments to reconcile net income/(loss) to cash provided by operating activities
Unrealized foreign exchange transactions — liquidity providers and customers	(11,522)	(35,048)
Gain/(loss) on foreign currency exchange rates	(49)	272
Depreciation and amortization	2,013	2,568
Deferred taxes	838	(188)
Amortization of deferred financing costs	65	66
Interest income	(61)	(34)
Bad debt provision	593	514
Loss on disposal of fixed assets	258	37
Stock compensation expense	3,372	4,181
Change in fair value of preferred stock embedded derivative	40,820	48,936
Changes in operating assets and liabilities:
Trading securities	30	5,013
Receivables from brokers	(20,783)	(13,325)
Prepaid assets	(299)	(8,021)
Other assets	(2,426)	(453)
Current tax receivable	(3,019)	791
Payables to customers	53,612	60,593
Accrued compensation and benefits	(2,091)	298
Payables to brokers, dealers, FCM’s and other regulated entities	53	3,087
Accrued expenses and other liabilities	2,017	1,828
Income tax payable	(10,538)	3,306

Cash provided by operating activities	32,349	55,088

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,748)	(3,319)
Purchase of MG Financial, LLC, net of cash	—	(468)

Cash used for investing activities	(2,748)	(3,787)

CASH FLOWS FROM FINANCING ACTIVITIES:
Initial public offering related costs	(701)	(78)
Payment on notes payable	(7,875)	(7,875)
Proceeds from exercise of stock options	3	48
Purchase of subsidiary shares from noncontrolling interest	—	(427)

Cash used for financing activities	(8,573)	(8,332)

Effect of exchange rate changes on cash and cash equivalents	479	(7,481)

INCREASE IN CASH AND CASH EQUIVALENTS	21,507	35,488
CASH AND CASH EQUIVALENTS — Beginning of period	176,431	222,524

CASH AND CASH EQUIVALENTS — End of period	$197,938	$258,012

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$1,824	$1,524

Taxes	$23,950	$13,263

Non-cash investing activities:
Purchase of fixed assets in accrued expenses and other liabilities	$7	$17

Non-cash financing activities:
Accrued initial public offering costs	$407	$320

See Notes to Condensed Consolidated Financial Statements

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(UNAUDITED)

1.	Significant Accounting Policies

The Company’s significant accounting policies as of September 30, 2010 are similar to those at December 31, 2009, which are included elsewhere in the prospectus.

Unaudited Interim Financial Statements — The accompanying interim condensed consolidated statement of financial condition as of September 30, 2010, the condensed consolidated statements of operations and comprehensive income/(loss) for the nine months ended September 30, 2009 and 2010, the condensed consolidated statement of shareholders’ deficit for the nine months ended September 30, 2009 and 2010, and the condensed consolidated statements of cash flows for the nine months ended September 30, 2009 and 2010 are unaudited and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments consisting of normal recurring accruals considered necessary to present fairly the Company’s financial position as of September 30, 2010 and results of its operations for the nine months ended September 30, 2009 and 2010, and cash flows for the nine months ended September 30, 2009 and 2010. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2007, 2008 and 2009 included elsewhere in this prospectus.

Foreign Currencies — The Company has determined that its functional currency is U.S. dollars (“USD”). Realized foreign currency transaction gains and losses are recorded in Trading revenue on the Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss) during the year at the exchange rate on the date of the transaction. Unrealized foreign currency transaction gains and losses are computed using the closing rate of exchange prevailing at the date of the Condensed Consolidated Statements of Financial Condition. Gains and losses arising from these transactions are also recorded in Trading revenue on the Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss).

In accordance with FASB ASC 830-10, Foreign Currency Matters (“SFAS No. 52”, Foreign Currency Translation), monetary assets and liabilities denominated in foreign currencies are converted into USD at rates of exchange in effect at the date of the Condensed Consolidated Statements of Financial Condition. The Company recorded foreign currency transaction gains and losses in Other revenue on the Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss). The Company recorded a gain of $0.05 million and a loss of $0.3 million for the nine months ended September 30, 2009 and 2010, respectively.

Prepaid Assets — The Company records goods and services paid for but not to be received until a future date as prepaid assets. These include payments for advertising and insurance.

On July 14, 2010, the Company entered into an Exclusive Marketing Agreement with Forexster Limited, or Forexster, pursuant to which the Company receives, subject to certain excluded customers and geographic regions, exclusive rights to use Forexster Trading Services (as defined in the agreement) in the field of forex trading and non-exclusive rights to use Forexster Trading Services in the field of precious metals trading. The Company will pay Forexster a monthly revenue share equal to a percentage of all Gross Revenues (as defined in the agreement) earned by the Company from use of the Forexster Trading Services, provided certain Minimum Net Income (as defined in the agreement) thresholds of the Company are met. Pursuant to the terms of the Exclusive Marketing Agreement, the Company paid Forexster an up-front, non-refundable $7.5 million prepayment for use of the Forexster Trading Services which will be amortized as revenue associated with Forexster Trading Services is recognized.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for Doubtful Accounts — The Company records an increase in the allowance for doubtful accounts when the prospect of collecting a specific account balance becomes doubtful. Management specifically analyzes accounts receivable and historical bad debt experience when evaluating the adequacy of the allowance for doubtful accounts. Should any of these factors change, the estimates made by management will also change, which could affect the level of our future provision for doubtful accounts. The allowance for doubtful accounts is included in Other assets on the Condensed Consolidated Statements of Financial Condition.

The allowance for doubtful accounts consisted of the following (amounts in thousands):

Balance as of January 1, 2010	$(332)
Addition to provision	(514)
Amounts written off	469

Balance as of September 30, 2010	$(377)

Noncontrolling Interest — Noncontrolling interest represents the portion of the Company’s operating profit that is attributable to the ownership interest of the noncontrolling interest owner in Forex.com Japan Co., Ltd. through April 2010. In April 2010 the Company acquired the remaining 30% interest in Forex.com Japan Co., Ltd. for $0.4 million.

Income Taxes — Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Convertible, Redeemable Preferred Stock Embedded Derivative — FASB ASC 815, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments. The Company has determined that it must bifurcate and account for the conversion feature in its Series A, Series B, Series C, Series D, and Series E preferred stock. The embedded derivative is recorded at fair value and changes in the fair value are reflected in earnings.

Deferred Initial Public Offering Costs — Specific incremental costs directly associated with the Company’s initial public offering (“IPO”), primarily legal, accounting and printing costs, were deferred and reflected as an asset until reclassification to shareholders’ deficit upon closing of the IPO in 2010.

Acquisition — On August 26, 2010, the Company entered into an asset purchase agreement with MG Financial, LLC, or (“MG”), whereby the Company acquired the account balances and effective customer agreements for all transferring MG customers, MG customer list, and MG marketing list. Upon closing in September 2010, the Company assumed all MG liabilities associated with the account balances of the transferring customers. The Company received approximately $3.0 million in cash and recorded $3.0 million in customer liabilities. In consideration for the assets purchased and liabilities assumed, the Company paid MG $0.5 million, which represents 15% of the account balances transferred. The Company allocated the purchase price to customer and marketing lists which are classified as Intangible assets on the Condensed Consolidated Statement of Financial Condition. The customer and marketing lists are being amortized over their useful lives of one year.

Recent Accounting Pronouncements — In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amends ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), by requiring additional disclosures regarding fair value measurements. Specifically, the amendment requires additional disclosures of i) the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements of Level 2 and Level 3 positions, ii) the transfers between all levels (including Level 1 and Level 2) will be required to be disclosed on a gross basis as well as the reasons for the transfers and iii) separate disclosures are required for each class of assets and liabilities rather than each major category of assets and liabilities. ASU 2010-06 is effective for fiscal years beginning after December 15, 2009. Therefore, ASU 2010-06 was effective for the Company’s fiscal year

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

beginning January 1, 2010. The adoption of ASU 2010-06 did not have a material impact on the Company’s condensed consolidated financial statements.

Effective February 24, 2010, the FASB issued ASU 2010-09, Subsequent Events (“ASU 2010-09”). ASU 2010-09 amends ASC 855, Subsequent Events, by requiring less disclosure regarding subsequent events. ASU 2010-09 changes the criteria for determining whether an entity would evaluate subsequent events through the date that financial statements are issued or when they are available to be issued. The Company is still required to evaluate subsequent events through the date that the financial statements are issued. ASU 2010-09 was effective for the Company’s interim period ended June 30, 2010. The adoption of ASU 2010-09 did not have a material impact on the Company’s condensed consolidated financial statements.

2.	Fair Value Disclosures

The following table presents the Company’s assets and liabilities that are measured at fair value and the related hierarchy levels (amounts in thousands):

	Fair Value Measurements on a Recurring Basis
	as of September 30, 2010
	Level 1	Level 2	Level 3	Netting(1)	Total

Assets:
Equity securities	$56	—	—	—	$56
U.S. treasury securities	$19,999	—	—	—	$19,999
Futures contracts	$(75)	—	—	$128	$53
Investment in gold	$131	—	—	—	$131
Liabilities:
Convertible, redeemable preferred stock embedded derivative	—	—	$130,034	—	$130,034

(1)	Represents cash collateral netting.

Level 1 Financial Assets

The Company has equity securities, U.S. treasury securities, futures contracts and an investment in gold that are Level 1 financial instruments that are recorded based upon listed or quoted market rates. The equity securities and U.S. treasury securities are classified as trading securities and are recorded in Trading securities and the futures contracts and investment in gold are recorded in Receivables from brokers.

Level 3 Financial Assets

The Company measures the fair value of the embedded derivative through the use of unobservable inputs which include estimations for the expected volatility of common stock, an appropriate risk-free interest rate plus a credit spread and the fair value of the common stock. See Note 9 for additional information.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below provides a reconciliation of the fair value of the embedded derivative measured on a recurring basis for which the Company used Level 3 for the year ended September 30, 2010:

Beginning January 1, 2010	$81,098
Unrealized loss included in change in fair value of convertible, redeemable preferred stock embedded derivative	48,936
Transfers in/out of Level 3	—

Balance at September 30, 2010	$130,034

3.	Receivables from Brokers

Amounts receivable from brokers consisted of the following as of (amounts in thousands):

September 30, 2010

Required collateral	$18,243
Cash in excess of required collateral	70,790
Open foreign exchange positions	536

$89,569

The Company has posted funds with brokers as collateral as required by agreements for holding spot foreign exchange positions. In addition, the Company has cash in excess of required collateral, which includes the value of futures contracts of $0.1 million recorded based upon listed or quoted market rates that approximate fair value at September 30, 2010. Open foreign exchange positions include the unrealized gains or losses due to the differences in exchange rates between the dates at which a trade was initiated versus the exchange rates in effect at the date of the consolidated financial statements. These amounts are reflected as Receivables from brokers in the Condensed Consolidated Statements of Financial Condition.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment

Property and equipment, including leasehold improvements and capitalized software development costs, consisted of the following as of (amounts in thousands):

September 30, 2010

Software	$9,656
Computer equipment	4,466
Leasehold improvements	1,359
Office equipment	219
Telephone equipment	617
Furniture and fixtures	198
Web site development costs	638

17,153
Less: Accumulated depreciation and amortization	(9,554)

Property and equipment, net	$7,599

Depreciation expense was $2.0 million and $2.5 million for the nine months ended September 30, 2009 and 2010, respectively.

5.	Intangible Assets

The Company’s intangible assets consist of two domain names, customer and marketing lists. The foreignexchange.com domain name was acquired in January 2004 for $100,000 and Forex.com domain name was acquired in December 2002 for $0.2 million. The Company has determined that the domain names have indefinite useful lives. On August 26, 2010, the Company acquired the account balances and effective customer agreements, customer and marketing lists of MG Financial, LLC for $0.5 million. The customer and marketing lists are intangible assets and are being amortized over their useful lives of one year. In accordance with FASB ASC 350, Intangibles-Goodwill and Other, the Company tests goodwill for impairment on an annual basis in the fourth quarter and on an interim basis when conditions indicate impairment has occurred.

6.	Goodwill

Goodwill is calculated as the difference between the cost of acquisition and the fair value of the net assets of an acquired business. FORTUNE was renamed Forex.com Japan Co., Ltd. (“GC Japan”) on July 1, 2009. Goodwill consists of the following as of (amounts in thousands):

September 30, 2010

GC Japan (formerly FORTUNE)	$1,278
GCAM, LLC	1,078
GAIN Capital Securities, Inc. (formerly State Discount Brokers, Inc.)	533
GAIN Capital Forex.com U.K., Ltd (formerly RCGGL)	203

$3,092

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No goodwill impairment was recorded for the nine months ended September 30, 2009 and 2010. In accordance with FASB ASC 350, Intangibles-Goodwill and Other, the Company tests goodwill for impairment on an annual basis in the fourth quarter and on an interim basis when conditions indicate impairment has occurred.

7.	Other Assets

Other assets consisted of the following (amounts in thousands):

September 30, 2010

Vendor and security deposits	$3,467
Current tax receivable	2,856
Deferred tax asset	2,081
Miscellaneous receivables	1,231

$9,635

8.	Notes Payable

The Company entered into a Loan and Security Agreement with Silicon Valley Bank and JPMorgan Chase (the “Loan”) for $30 million on March 29, 2006. The Loan term required a 6-month interest only period, and thereafter repayment of principal in twelve quarterly installments. The interest is paid monthly and is based upon Prime Rate plus the Prime Rate Margin (0.5)%. When the Total Funded Debt/Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) drops below 1x EBITDA, the Prime Rate Margin will decline by 0.5%. The interest rate at September 30, 2010 was 4%. The carrying amount of notes payable approximates fair value.

In June 2007, the Company entered into a loan modification agreement with Silicon Valley Bank and JPMorgan Chase. The term loan amount was increased to $52.5 million from $22.5 million. The term loan maturity date is July 1, 2012. On March 18, 2008, the Company entered into a fourth loan modification agreement relating to the term loan. The loan modification increases the revolving credit line from $10.0 million to $20.0 million. On June 16, 2010 the Company entered into a sixth loan modification agreement related to the term loan. The loan modification reduced the Prime Rate Margin on the Term loan from 0.75% to 0.5% and reduced the Prime Rate Margin on the revolving credit line from 0.75% to 0% and amends the revolving line maturity date from June 17, 2010 to June 16, 2011. There was no amount due on the revolving credit line at September 30, 2010.

The Company has a balance of $21.0 million outstanding on the Loan as of September 30, 2010 with scheduled repayments as follows (amounts in thousands):

Years Ended December 31:

2010	$2,625
2011	10,500
2012	7,875

$21,000

Loan fees were capitalized to deferred finance and are being amortized over the life of the loan. Deferred loan costs amortized to interest expense were $0.1 million nine months ended September 30, 2009 and 2010.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Convertible, Redeemable Preferred Stock

The following table presents a summary of the convertible, redeemable preferred stock (amounts in thousands):

						Total
	Preferred	Preferred	Preferred	Preferred	Preferred	Convertible,
	Stock	Stock	Stock	Stock	Stock	Redeemable
	Series A	Series B	Series C	Series D	Series E	Preferred Stock

BALANCE — January 1, 2010	$2,009	$5,412	$5,319	$39,840	$116,810	$169,390

BALANCE — September 30, 2010	$2,009	$5,412	$5,319	$39,840	$116,810	$169,390

Preferred Stock Embedded Derivative — The Company has determined that the convertible feature in the Company’s Convertible, Redeemable Preferred Stock Series A, Series B, Series C, Series D and Series E meets the definition of an “embedded derivative” in accordance with FASB ASC 815, Derivatives and Hedging.

The redemption feature enables the holder to elect a net cash settlement at date of redemption. This event is deemed to be outside the control of the Company. These provisions require that these instruments be bifurcated such that the embedded conversion option is separated from the host contract, and accounted for as a derivative liability in accordance with FASB ASC 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity.

The pricing model that the Company uses for determining fair values of the embedded derivative is a Black-Scholes options pricing model, which requires the input of highly subjective assumptions. These assumptions include estimating the expected volatility of our common stock, an appropriate risk-free interest rate plus a credit spread and the fair value of the underlying common stock. The expected volatility is calculated based on stock volatilities for publicly traded companies in a similar industry and general stage of development as the Company. The risk-free interest rate is based on the U.S. Treasury yield curve consistent with the expected life of the preferred shares until the date of redemption. The expected term of the conversion option is based upon the period remaining until the redemption date of March 31, 2011. Valuations derived from this model are subject to ongoing verifications and review. Separating an embedded derivative from its host contract requires careful analysis and judgment, and an understanding of the terms and conditions of the instrument. Selection of inputs involves management’s judgment and may impact net income.

The embedded derivative is recorded at fair value and reported in Preferred stock embedded derivative on the Condensed Consolidated Statements of Financial Condition with change in fair value recorded in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss). The Company recorded a loss on the preferred stock embedded derivative of $40.8 million and $48.9 million at September 30, 2009 and 2010, respectively.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the preferred stock conversion value by preferred stock share class as of September 30 (amounts in thousands):

2010

Preferred stock series A	$21,505
Preferred stock series B	63,064
Preferred stock series C	25,075
Preferred stock series D	20,387
Preferred stock series E	3

$130,034

Warrants — Warrants totaling 1,458,335 to purchase Series B remain outstanding as of September 30, 2010.

10.	Related Party Transactions

Management has funds on deposit in Group, LLC customer accounts with balances of $3.0 million on deposit at September 30, 2010. Management received interest of approximately $1,500 for the nine months ended September 30, 2009 and 2010, respectively.

Group, LLC entered into a services agreement with Scivantage, Inc. on February 1, 2008 for a one year term with an option to renew whereby Scivantage provided certain office workstations and related services in Jersey City, New Jersey. The agreement was later amended to add additional workstations and services extending the term until December 31, 2009 for a fee of $14,745 per month. Per its terms, the agreement automatically renewed for an additional one year and is set to expire on December 31, 2010. Scivantage also provides hosting services to GCSI under a master hosting services agreement entered into on September 16, 2003 in which Scivantage provides the technology infrastructure hosting facility for GCSI, who provides brokerage securities services. Two of our board of director’s members, Messrs. Galant and Sugden, are members of the board of directors of Scivantage.

11.	Employee Compensation Plans

Stock based compensation is recognized as provided under FASB ASC 718-10, Stock Compensation. Companies must recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (the “fair-value-based” method).

Total share-based compensation for the nine months ended September 30, 2009 and 2010 are summarized in the following table (amounts in thousands):

	Nine Months Ended
	September 30, 2009	September 30, 2010

Share based compensation:
Stock options	$—	$138
Restricted stock units	3,372	4,043

	$3,372	$4,181

There were no restricted stock unit grants awarded during the nine month period ended September 30, 2010.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Income Taxes

FASB ASC 740-10-65, Income Taxes, provides measurement and recognition guidance related to accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions. FASB ASC 740-10-65 also requires extensive disclosures about uncertainties in the income tax positions taken.

The Company classifies interest expense and potential penalties related to unrecognized tax benefits as a component of income tax expense. The Company’s open tax years for its federal returns range from 2007 through 2009 and from 2006 through 2009 for its major state jurisdictions.

The Company has $2.3 million in foreign net operating loss (“NOL”) carryforwards as of September 30, 2010, for which full valuation allowance has been established. These NOLs begin to expire in 2013.

The decrease in our effective tax rate is due to the impact on the income tax expense from the change in fair value of the Company’s redeemable convertible preferred stock embedded derivative, which is off-set by the reduced effect of state and local income taxes and other permanent items in relation to the increase of income before taxes.

The following table reconciles the provision to the U.S. federal statutory income tax rate:

	Nine Months Ended
	September 30, 2009	September 30, 2010

Federal income tax at statutory rate	(35.00)%	(35.00)%
Increase/(decrease) in taxes resulting from:
State income tax	(0.81)%	153.09%
Embedded derivative	156.81%	1,501.65%
Foreign rate differentials	9.42%	(54.45)%
Research and development tax credit	(3.61)%	—
Meals & entertainment	0.49%	4.84%
Valuation allowance	—	31.16%
Other permanent differences	(1.92)%	(6.32)%

Effective Tax Rate	125.38%	1,594.97%

13.	Commitments and Contingencies

Leases — The Company leases office space under non-cancelable operating lease agreements that expire on various dates through 2025. Future annual minimum lease payments, including maintenance and management fees, for non-cancellable operating leases, are as follows as of September 30, 2010 (amounts in thousands):

Years Ended December 31:

2010	$631
2011	1,770
2012	1,112
2013	1,009
2014	990
Thereafter	12,053

$17,565

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Rent expense was $1.6 million and $2.3 million for the nine months ended September 30, 2009 and 2010, respectively.

Litigation

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the condensed consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not possible to reasonably estimate the size of the possible loss or range of loss.

For certain legal proceedings, the Company can estimate possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, such losses will have a material adverse effect on the Company’s results of operations, cash flows or financial condition. For certain other legal proceedings, the Company cannot reasonably estimate such losses, if any, since the Company cannot predict if, how or when such proceedings will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues must be developed, including the need to discover and determine important factual matters and the need to address novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding.

Other

On June 30, 2010, the National Futures Association, or NFA, filed a complaint against GAIN Capital Group, LLC, our wholly-owned operating subsidiary, and Glenn H. Stevens, our president and chief executive officer, alleging, among other things, that certain aspects of our liquidation, trade execution and records maintenance, along with our review of our introducing brokers’ activities did not comply with applicable NFA rules and that, as a result, GAIN Capital Group, LLC and Mr. Stevens did not properly supervise operations. On October 27, 2010 we settled the matter with the NFA without admitting or denying the allegations. Pursuant to the settlement, the NFA made no findings with respect to allegations that Mr. Stevens’ supervision of operations was not compliant with certain NFA rules and standards. As part of the settlement that resulted in the NFA action being terminated, however, we agreed to pay a fine of approximately $0.5 million. We have also agreed to no longer use certain liquidation and trade execution processes. For those customers that were impacted by these liquidation and trade executions processes, we have also agreed to reimburse them within 30 days of the settlement. We have fully accrued these amounts as of September 30, 2010.

14.	Retirement Plans

The Company sponsors a 401k retirement plan. Substantially all of the Company’s employees are eligible to participate in the plan. Pursuant to the provisions of the plan, the Company is obligated to match 25% of the employee’s contribution to the plan up to 15% of the employee’s compensation for each payroll period. The Company matches 50% for employees with three years or more of service. The expense recorded to Employee compensation and benefits on the Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss) by the Company for its employees’ participation in the plan for the nine months ended September 30, 2009 and 2010 was $0.4 million.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Earnings Per Common Share

Basic and diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

	For the Nine Months
	Ended September 30,
	2009	2010
	(amounts in thousands, except share and per share data)

Net income/(loss)	$(20,519)	$(18,931)
Effect of redemption of preferred shares	—	—

Net income/(loss) applicable to GAIN Capital Holdings, Inc.	$(20,519)	$(18,931)

Weighted average common shares outstanding:
Basic weighted average common shares outstanding	1,306,265	1,327,124

Effect of dilutive securities:
Preferred stock series A		—

Preferred stock series B		—

Preferred stock series C		—

Preferred stock series D		—

Preferred stock series E		—

Warrants		—

Stock options		—

RSUs		—

Diluted weighted average common shares outstanding	1,306,265	1,327,124

Earnings/(loss) per common share
Basic	$(15.71)	$(14.26)

Diluted	$(15.71)	$(14.26)

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following common stock equivalents were excluded from the calculation of diluted net loss per share since the effects are anti-dilutive:

	For the Nine Months
	Ended September 30,
	2009	2010

Number of potential shares that are anti-dilutive:
Preferred stock	10,697,317	10,697,317
Warrants	1,385,810	1,350,202
Stock options	1,275,545	1,023,609
RSUs	267,464	552,322

	13,626,136	13,623,450

16.	Regulatory Requirements

As a registered futures commission merchant and forex dealer member, GAIN Capital Group, LLC is subject to net capital requirements of Rule 1.17 (the “Rule”) under the Commodity Exchange Act (the “Act”) and capital requirements of the CFTC and NFA. Under the Rule, the minimum required net capital, as defined, shall be the greater of $20.0 million or 5% of the total payables over $10.0 million to customers, brokers, dealers, FCMs and other regulated entities. The Company was compliant with the regulations for the nine month period ended September 30, 2010.

September 30, 2010
(amounts in thousands)

GAIN Capital Group, LLC
Net capital	$96,144
Adjusted net capital	$63,123
Excess adjusted net capital	$37,284

The Cayman Islands Monetary Authority (“CIMA”) Schedule 1 requirements provide that GGMI must maintain a capital level that is the greater of one quarter of relevant annual expenditure, or $100,000. A licensee must at all times maintain financial resources in excess of its financial resources requirement. GGMI was compliant with CIMA regulations and required capital levels at September 30, 2010.

GCSI is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. GCSI is a member of the Financial Industry Regulatory Authority (“FINRA”), Municipal Securities Rulemaking Board (“MSRB”), and Securities Investor Protection Corporation (“SIPC”). GCSI is required to maintain a minimum net capital balance (as defined) of $50,000, pursuant to the SEC’s Uniform Net Capital Rule 15c3-1. GCSI must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. GCSI was compliant with FINRA regulations and required capital levels at September 30, 2010.

GAIN Capital Forex.com UK Limited (‘‘GCUK”) is a registered full scope BIPRU 730K investment firm, regulated by the Financial Services Authority (“FSA”). It is required to maintain the greater of $1.0 million ($0.7 million Euro) or the Financial Resources Requirement which is the sum of the firm’s operational, credit, counterparty and forex risk. At September 30, 2010, the Financial Resources Requirement was $2.0 million. GCUK was compliant with FSA regulations at September 30, 2010 and required capital levels at September 30, 2010.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GC Japan (formerly “FORTUNE”) has a Type I financial instruments business registration from the Financial Services Agency of Japan in accordance with Financial Instruments and Exchange Law (Law No. 25 of 1948, as amended). It is a member of the Financial Futures Association of Japan. GC Japan is subject to a minimum capital adequacy ratio of 140%. GC Japan was compliant with regulations and required capital levels at September 30, 2010.

As of July 22, 2009, GAIN Capital Forex.com Hong Kong Limited (“GCHK”) became licensed with the Securities and Futures Commission (SFC) to carry on the business of Type 3 (leveraged foreign exchange trading) regulated activity as an approved introducing agent. GCHK is subject to a minimum liquid capital requirement of the higher of $0.39 million or the sum of 1.5% of its aggregate gross foreign currency position and 5% of its adjusted liabilities calculated in accordance with the Securities and Futures (Financial Resources) Rules (Cap.571N). GCHK was compliant with regulations and required capital levels at September 30, 2010 pursuant to the requirements of section 145 of the Securities and Futures Ordinance (Cap.571) as amplified in the Securities and Futures (Financial Resources) Rules (Cap.571N).

17.	Segment Information

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s operations relate to foreign exchange trading and related services. Based on the Company’s management strategies, and common production, marketing, development and client coverage teams, the Company assesses that it operates in a single operating segment.

For the nine month periods ended September 30, 2009 and 2010, no single customer accounted for more than 10% of the Company trading revenue. The Company does not allocate revenues by geographic regions since the Company selectively hedges customer trades on an aggregate basis and does not have a method to systematically attribute trading volume from a geographic region to associated trading revenue from a particular geographic region.

18.	Subsequent Events

The Company has updated its subsequent events disclosures through December 9, 2010, the filing date of this Amendment No. 10 to the Form S-1.

On October 5, 2010, the Company entered into an asset purchase agreement with Capital Market Services, LLC, or (“CMS”), whereby the Company will acquire a list of the retail foreign exchange accounts maintained (“Customer List”) by CMS with account balances and open positions and a potential retail customer list (“Marketing List”). The Company will assume all CMS liabilities associated with the account balances and open positions of the transferring customers as of and following the closing. The Company anticipates the closing will occur during the fourth quarter of 2010.

In the event that the transferring customer account balances and open positions equal or exceed $22.5 million at closing, the Company will pay CMS $7.0 million. In addition to the amounts payable, CMS shall also be entitled, during the 18 month period following the closing, to receive 15% of the first $20.0 million of the Company’s net revenue which is directly attributable to the transferring customers and any new customers introduced to the Company by CMS as an introducing broker; and 50% of the Company’s net revenue in excess of $20.0 million recognized by the Company which is directly attributable to the transferring customers.

In the event that the transferring customer account balances and open positions are less than $22.5 million, the Company will pay CMS fifteen (15%) of the aggregate transferring customers’ account balances. In addition to the amounts payable, CMS shall also be entitled, during the 18 month period following the closing, to receive 35% of

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the first $20.0 million of the Company’s net revenue which is directly attributable to the transferring customers and any new customers introduced to the Company by CMS as an introducing broker.

On June 30, 2010, the National Futures Association, or NFA, filed a complaint against GAIN Capital Group, LLC, our wholly-owned operating subsidiary, and Glenn H. Stevens, our president and chief executive officer, alleging, among other things, that certain aspects of our liquidation, trade execution and records maintenance, along with our review of our introducing brokers’ activities did not comply with applicable NFA rules and that, as a result, GAIN Capital Group, LLC and Mr. Stevens did not properly supervise operations. On October 27, 2010 we settled the matter with the NFA without admitting or denying the allegations. Pursuant to the settlement, the NFA made no findings with respect to allegations that Mr. Stevens’ supervision of operations was not compliant with certain NFA rules and standards. As part of the settlement that resulted in the NFA action being terminated, however, we agreed to pay a fine of approximately $0.5 million. We have also agreed to no longer use certain liquidation and trade execution processes. For those customers that were impacted by these liquidation and trade executions processes, we have also agreed to reimburse them within 30 days of the settlement. We have fully accrued these amounts as of September 30, 2010.

GAIN CAPITAL HOLDINGS, INC. (PARENT COMPANY ONLY)

INDEX TO SCHEDULE I — FINANCIAL INFORMATION OF GAIN CAPITAL HOLDINGS, INC.
(PARENT COMPANY ONLY) AS OF DECEMBER 31, 2008 AND 2009 AND FOR
EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
GAIN Capital Holdings, Inc.:

We have audited the consolidated financial statements of GAIN Capital Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, and have issued our report thereon dated September 27, 2010 such financial statements and report are included in this Registration Statement. Our audits also included Schedule I listed in the Index to Consolidated Financial Statements and Financial Statement Schedule. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/  Deloitte & Touche LLP

New York, New York
September 27, 2010

GAIN CAPITAL HOLDINGS, INC.
(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	As of December 31,
	2008	2009
	(in thousands, except share and per share data)

ASSETS:
Cash and cash equivalents	$905	$83
Investments in subsidiaries, equity basis	127,902	129,568
Receivables from affiliates	1,422	3,012
Current tax receivable	—	4,618
Deferred IPO costs	—	1,732
Other assets	403	2,119

Total	$130,632	$141,132

LIABILITIES AND SHAREHOLDERS’ DEFICIT:
Liabilities
Accrued expenses and other liabilities	$1,212	$1,472
Income tax payable	10,539	—
Convertible, redeemable preferred stock embedded derivative	82,785	81,098
Notes payable	39,375	28,875

Total liabilities	133,911	111,445

Commitments and Contingencies (See Note 7)
Convertible, Redeemable Preferred Stock
Series A Convertible, Redeemable Preferred Stock; ($0.00001 par value; 4,545,455 shares authorized 865,154 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	2,009	2,009
Series B Convertible, Redeemable Preferred Stock; ($0.00001 par value; 7,000,000 shares authorized; 2,610,210 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	5,412	5,412
Series C Convertible, Redeemable Preferred Stock; ($0.00001 par value; 2,496,879 shares authorized; 1,055,739 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	5,319	5,319
Series D Convertible, Redeemable Preferred Stock; ($0.00001 par value; 3,254,678 shares authorized, issued and outstanding as of December 31, 2008 and 2009, respectively)	39,840	39,840
Series E Convertible, Redeemable Preferred Stock; ($0.00001 par value; 3,738,688 shares authorized; 2,611,606 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	116,810	116,810

Total convertible, redeemable preferred stock	169,390	169,390
Deficit
Shareholders’ Deficit
Common Stock; ($0.00001 par value; 27 million shares authorized and 1,304,029 and 1,311,649 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	—	—
Accumulated other comprehensive income	21	347
Additional paid-in capital	(182,891)	(178,245)
(Accumulated deficit)/retained earnings	10,201	38,195

Total Shareholders’ Deficit	(172,669)	(139,703)

Total	$130,632	$141,132

See Notes to Condensed Financial Statements

GAIN CAPITAL HOLDINGS, INC.
(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	For the Fiscal Year Ended December 31,
	2007	2008	2009
	(in thousands, except share and per share data)

REVENUE:
Undistributed earnings of subsidiaries	$53,034	$88,462	$39,673
EXPENSES:
Employee compensation and benefits	317	567	525
Bank fees	2	33	10
Professional fees	423	1,043	897
Write-off of initial public offering costs	—	1,897	—
Change in fair value of convertible, redeemable preferred stock embedded derivative	165,280	(181,782)	(1,687)
Other	48	377	381

Total	166,070	(177,865)	126

INCOME/(LOSS) BEFORE INCOME TAX EXPENSE	(113,036)	266,327	39,547
Income tax expense	21,615	34,901	11,553

NET INCOME/(LOSS):	$(134,651)	$231,426	$27,994

Other comprehensive income, net of tax:
Foreign currency translation adjustment	—	21	16

NET COMPREHENSIVE INCOME/(LOSS)	$(134,651)	$231,447	$28,010

Effect of redemption of preferred shares	$—	$(63,913)	$—

Net income/(loss) applicable to GAIN Capital Holdings, Inc. common shareholders	$(134,651)	$167,513	$27,994

See Notes to Condensed Financial Statements

GAIN CAPITAL HOLDINGS, INC.
(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended
	December 31,
	2007	2008	2009
	(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$(134,651)	$231,426		$28,010
Adjustments to reconcile net income/(loss) to cash provided by operating activities
Equity in income of subsidiaries	(56,722)	(91,159)		(41,340)
Loss on foreign currency exchange rates	—	59		203
Deferred taxes	(1,538)	(842)		(1,787)
Write-off of deferred initial public offering costs	—	42		—
Amortization of deferred finance costs	89	89		87
Stock compensation expense	223	541		282
Tax benefit from employee stock option exercises	—	(10,709)		—
Change in fair value of preferred stock embedded derivative	165,280	(181,782)		(1,687)
Changes in operating assets and liabilities:
Receivables from affiliates	1,520	2,637		3,737
Other assets	—	(191)		(160)
Current tax receivable	4,874	—		(4,618)
Accrued expenses and other liabilities	221	1,102		(527)
Income tax payable	8,742	12,505		(10,538)

Cash used for operating activities	(11,962)	(36,282)		(28,338)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment and funding of subsidiaries	19,878	24,873		39,362

Cash provided by investing activities	19,878	24,873		39,362

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	30,000	—		—
Deferred financing costs	(273)	—		—
Deferred initial public offering costs	—	—		(1,296)
Payment on notes payable	(7,625)	(10,500)		(10,500)
Proceeds from exercise of stock options	70	1,686		8
Proceeds from exercise of warrants	—	97		—
Issuance of Series E preferred shares	—	117,000		—
Series E issuance costs	—	(190)		—
Tax benefit from employee stock option exercises	—	10,709		—
Repurchase of warrants	—	(3,945)		—
Repurchase of common shares	(30,000)	(40,752)		—
Repurchase of preferred shares	—	(62,043)		—

Cash provided by/(used for) financing activities	(7,828)	12,062		(11,788)

Effect of exchange rate changes on cash and cash equivalents	—	—		(58)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	88	653		(822)
CASH AND CASH EQUIVALENTS — Beginning of year	164	252		905

CASH AND CASH EQUIVALENTS — End of year	$252	$905		$83

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$3,469	$2,795		$1,622

Taxes	$9,524	$20,731		$28,200

Non-cash investing activities:
Issuance of restricted stock units for purchase of GCAM, LLC	$945	$—		$—

Investment in GCAM, LLC at acquisition date	$43	$—		$—

Equity of GGMI at date of investment	$(66)	$—		$—

Investment in S.L. Bruce Financial Corporation in accrued expenses and other liabilities	$—	$325		$—

Accrual to acquire additional shares of GAIN Capital Japan Co Ltd	$—	$—		$350

Non-cash financing activities:
Accrued initial public offering costs	$42	$—		$436

Reversal of call option liability	$—	$1	$

See Notes to Condensed Financial Statements

SCHEDULE I — GAIN CAPITAL HOLDINGS, INC.
(PARENT COMPANY ONLY)

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	Basis of Presentation

Basis of Financial Information — The accompanying financial statements of GAIN Capital Holdings, Inc. (“Parent Company”), including the notes thereto, should be read in conjunction with the financial statements of GAIN Capital Holdings, Inc. and Subsidiaries (the “Company”) and the notes thereto found on pages F-8 to F-39.

The financial statements are prepared in accordance with accounting principles generally accepted in the U.S. which require the Company or Parent Company to make estimates and assumptions regarding valuations of certain financial instruments and other matters that affect the Parent Company Financial Statements and related disclosures. Actual results could differ from these estimates.

The Parent Company on a stand alone basis, has accounted for majority-owned subsidiaries using the equity method of accounting.

Certain balances have been reclassified to conform with the current year presentation. These include the reclassification of $3.7 million, $2.7 million, and $1.7 million for the years ended December 31, 2007, 2008, and 2009, respectively, from interest expense on notes payable to undistributed earnings of subsidiaries in the revenue category on the Condensed Statements of Operations and Comprehensive Income/(Loss).

Income Taxes

Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Convertible, Redeemable Preferred Stock Embedded Derivative

FASB ASC 815 establishes accounting and reporting standards for derivative instruments. The Parent Company has determined that it must bifurcate and account for the conversion feature in its Series A, Series B, Series C, Series D, and Series E preferred stock. The embedded derivative is recorded at fair value and changes in the fair value are reflected in earnings.

2.	Notes Payable

For a discussion of notes payable, see Note 9 to the Company’s consolidated financial statements.

3.	Convertible, Redeemable Preferred Stock

For a discussion of convertible, redeemable preferred stock, see Note 10 to the Company’s consolidated financial statements.

4.	Shareholders’ Deficit

For a discussion of the shareholders’ deficit, see Note 11 to the Company’s consolidated financial statements.

5.	Transactions with Subsidiaries

The Parent Company has transactions with its subsidiaries determined on an agreed upon basis. Cash dividends from its subsidiaries totaled $22.6 million, $31.5 million and $54.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The acquisition of Forex.com Japan Co., Ltd. included purchase terms requiring an escrow balance for the last tranche of the purchase payment. The balance due to the original owner of Forex.com Japan Co., Ltd. of

I-1

SCHEDULE I — GAIN CAPITAL HOLDINGS, INC.
(PARENT COMPANY ONLY)

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

$0.4 million is included in Accrued expenses and other liabilities as of December 31, 2009 on the Parent Company Statements of Financial Condition. The Company subsequently made the payment in February 2010.

6.	Income Taxes

FASB ASC 740-10-65, Income Taxes, provides measurement and recognition guidance related to accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions. FASB ASC 740-10-65 also requires extensive disclosures about uncertainties in the income tax positions taken.

The Parent Company’s open tax years for its federal returns range from 2007 through 2009 and from 2007 through 2009 for its major state jurisdictions.

The Parent Company classifies interest expense and potential penalties related to unrecognized tax benefits as a component of income tax expense.

7.	Commitments and Contingencies

For a discussion of commitments and contingencies, see Note 15 to the Company’s consolidated financial statements.

I-2

11,000,000 Shares

GAIN Capital Holdings, Inc.

COMMON STOCK

PROSPECTUS

MORGAN STANLEY
DEUTSCHE BANK SECURITIES
JMP SECURITIES
RAYMOND JAMES
SANDLER O’NEILL + PARTNERS, L.P.

Dealer Prospectus Delivery Obligation

Through and including          , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission (“SEC”) registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

SEC registration fee	$6,975
FINRA filing fee	21,500
New York Stock Exchange listing fee	150,000
Accountants’ fees and expenses	1,000,000
Legal fees and expenses	1,300,000
Blue Sky fees and expenses	30,000
Transfer Agent and Registrar’s fees and expenses	100,000
Printing and engraving expenses	300,000
Miscellaneous	41,525

Total	$2,950,000

Item 14.	Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

In addition to the indemnification provided for in our certificate of incorporation, we expect to enter into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law prior to completion of this offering. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

Item 15.	Recent Sales of Unregistered Securities.

During the three year period preceding the date of the filing of this registration statement, we have issued securities in the transactions described below without registration under the Securities Act of 1933. These securities were offered and sold by us in reliance upon exemptions from the registration requirements provided by Section 4(2) of the Securities Act of 1933, Regulation D under the Securities Act as transactions by an issuer not involving a public offering or Rule 701 under the Securities Act of 1933 as transactions pursuant to written compensatory benefit plans and contracts relating to compensation with our employees. The share numbers and prices set forth in this Item 15 do not reflect the proposed 2.29-for-1 stock split that is anticipated to be effected immediately prior to completion of this offering.

Issuances of Capital Stock

On January 11, 2008, we issued and sold an aggregate of 2,611,606 shares of Series E preferred stock to certain investors at a purchase price per share of $44.80 for an aggregate purchase price of $116,999,948.80. The investors consisted of 3i U.S. Growth Partners L.P., 3i Technology Partners III L.P., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and VP New York Venture Partners L.P.

All purchasers of shares of our common stock and our preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

Repurchases of Capital Stock

On January 25, 2008, we repurchased an aggregate of 136,243 shares of Series A preferred stock (including 88,206 shares issued upon exercise of warrants to purchase Series A preferred stock) and 103,809 shares of common stock (which includes the exercise of options to purchase 18,001 shares of common stock) from certain stockholders, each at a repurchase price per share of $44.73 and an aggregate repurchase price of $10,728,580. Such stockholders included Silicon Valley Bank, Mark E. Galant and other stockholders.

On January 18, 2008, we repurchased an aggregate of 161,920 shares of common stock (which number includes options to purchase 156,937 shares of common stock) from certain current and former employees at a repurchase price per share of $44.73 and an aggregate purchase price of $7,242,682, pursuant to transmittal letters.

On January 11, 2008, we repurchased an aggregate of 1,114,211 shares of Series A preferred stock, 1,601 shares of Series B preferred stock, 173,381 shares of Series C preferred stock (which on an as-converted to common stock basis represents 223,215 shares), and 649,043 shares of common stock (which includes the exercise of options to purchase 398,286 shares of common stock) from certain stockholders, each at a repurchase price per share of $44.73 and an aggregate purchase price of $88,926,387. Such stockholders included Cross Atlantic Capital Partners, Inc., Blue Rock Capital, L.P., Tudor Ventures II, L.P., Silicon Valley Bank, Mark E. Galant, the senior management team of Christopher W. Calhoun, Timothy O’Sullivan and Glenn H. Stevens and other stockholders. These repurchases that occurred on January 11, 2008 were effected pursuant to either repurchase agreements or transmittal letters.

On June 7, 2007, we repurchased an aggregate of 870,070 shares of our common stock from Mark E. Galant at a repurchase price of $34.48 per share, and an aggregate purchase price of $30,000,000.

Stock Option and Restricted Stock Unit Grants

On January 1, 2007, we granted an aggregate of 68,250 restricted stock units under our Amended and Restated 2006 Equity Compensation Plan to Glenn H. Stevens and Mark E. Galant in consideration for all of the membership units in GCAM, LLC, a Delaware limited liability company.

On June 30, 2007, the Registrant had granted and aggregate of 221,250 restricted stock units under its Amended and Restated 2006 Equity Compensation Plan, as amended on January 11, 2008.

On September 30, 2007, the Registrant had granted and aggregate of 6,250 restricted stock units under its Amended and Restated 2006 Equity Compensation Plan, as amended on January 11, 2008.

On February 15, 2008 the Registrant had granted and aggregate of 76,850 restricted stock units under its Amended and Restated 2006 Equity Compensation Plan, as amended on January 11, 2008.

On April 15, 2008 the Registrant had granted and aggregate of 135,000 restricted stock units under its Amended and Restated 2006 Equity Compensation Plan, as amended on January 11, 2008.

On December 11, 2008 the Registrant had granted and aggregate of 13,301 restricted stock units under its Amended and Restated 2006 Equity Compensation Plan, as amended on January 11, 2008.

On December 15, 2009 the Registrant had granted and aggregate of 176,865 restricted stock units under its Amended and Restated 2006 Equity Compensation Plan, as amended on January 11, 2008.

On July 28, 2010, the Registrant had granted stock options under its Amended and Restated 2006 Equity Compensation Plan, as amended on January 11, 2008, for an aggregate of 585,988 shares of common stock (net of exercises, expirations and cancellations) at a weighted average exercise price of $8.67 per share.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act of 1933. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act of 1933. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
No.		Description

1	.1**	Underwriting Agreement.
3	.1**	Second Amended and Restated Certificate of Incorporation to be superseded by the Third Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.
3	.2**	Amended and Restated By-laws to be effective upon the closing of the offering.
3	.3**	Form of Third Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.
4	.1**	Specimen Certificate evidencing shares of common stock.
4	.2**	Investor Rights Agreement, dated January 11, 2008, by and among the Company, the Investors and the Founding Stockholder, as defined therein.
5	.1**	Opinion of DLA Piper LLP (U.S.).
10	.1***	Intentionally Left Blank.
10	.2**	2010 Omnibus Incentive Compensation Plan.
10	.3**	2011 Employee Stock Purchase Plan.
10	.4**	Form of Incentive Stock Option Agreement.
10	.5**	Form of Nonqualified Stock Option Agreement.
10	.6**	Form of Restricted Stock Agreement.
10	.7**	Form of Restricted Stock Unit Agreement (Time Vesting).
10	.8**	Form of Restricted Stock Unit Agreement (Performance Vesting).
10	.9***	Intentionally Left Blank.
10	.10**	Form of Indemnification Agreement with the Company’s Non-Employee Directors.
10	.11**	Loan and Security Agreement, dated as of March 29, 2006, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.12**	Pledge and Security Agreement, dated as of March 29, 2006, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.13**	Unconditional Guaranty, dated as of March 29, 2006, by and among GAIN Holdings, LLC, Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.14**	First Loan Modification Agreement, dated as of October 16, 2006, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.15**	Second Loan Modification Agreement, dated as of March 20, 2007, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JP Chase Bank, N.A.
10	.16**	Third Loan Modification Agreement, dated June 6, 2007, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.17**	Fourth Loan Modification Agreement, dated as of March 18, 2008, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.18**	Fifth Loan Modification Agreement, dated as of June 18, 2009 and effective as of March 17, 2009, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.19**	Employment Agreement, dated as of January 1, 2008, by and between GAIN Capital Holdings, Inc. and Glenn Stevens.
10	.20**	Employment Letter, dated as of August 26, 2009, by and between GAIN Capital Holdings, Inc. and Christopher Calhoun.

Exhibit
No.		Description

10	.21**	Employment Letter, dated as of March 23, 2009, by and between GAIN Capital Holdings, Inc. and Henry Lyons.
10	.22**	Employment Letter, dated as of March 8, 2000, by and between GAIN Capital Holdings, Inc. and Timothy O’Sullivan.
10	.23**	Separation Agreement, dated as of January 11, 2008, by and between Mark Galant and GAIN Capital Holdings, Inc.
10	.24*†	FX Prime Brokerage Master Agreement, dated as of December 6, 2006, by and between GAIN Capital Group, LLC and The Royal Bank of Scotland, plc.
10	.25*†	FX Prime Brokerage Agreement, dated as of July 8, 2005, by and between UBS AG and GAIN Capital, Inc.
10	.26**†	Foreign Exchange Prime Brokerage Agency Agreement, dated as of July 12, 2006, by and between GAIN Capital Group, LLC and The Royal Bank of Scotland, plc.
10	.27**†	Foreign Exchange Prime Brokerage Agreement, dated October 18, 2005, by and between Deutsche Bank AG, London Branch and GCAM, LLC.
10	.28**	Amendment to Foreign Exchange Prime Brokerage Agreement, dated January 26, 2006, by and between Deutsche Bank AG, London Branch and GCAM, LLC.
10	.29**	Form of ISDA Master Agreement, 1992 edition.
10	.30**	Form of Introducing Broker Agreement.
10	.31**	Form of Agreement for White Label Services.
10	.32**	Sublease, dated March 31, 2005, by and between GAIN Capital, Inc. and NUI Corporation.
10	.33**	Agreement of Sublease, dated November 14, 2005, by and between Mellon Investor Services LLC and GAIN Capital, Inc.
10	.34**	First Amendment to Sublease, dated July 20, 2006, by and between Mellon Investor Services LLC and GAIN Capital, Inc.
10	.35**	Services Agreement, dated February 1, 2008, by and between GAIN Capital Group, LLC and Scivantage, Inc.
10	.36**	Schedule 1(b) to Services Agreement, dated February 15, 2009, by and between GAIN Capital Group, LLC and Scivantage, Inc.
10	.37**	Lease and Lease Agreement, dated August 18, 2009, by and between S/K Bed One Associates LLC and GAIN Capital Holdings, Inc.
10	.38**†	Access Agreement, dated December 1, 2004, by and between Questrade, Inc. and GAIN Capital, Inc.
10	.39**	Agreement for Lease, dated May 5, 2009, by and between Pontsarn Investments Limited and GAIN Capital — Forex.com U.K., Ltd.
10	.40**†	Addendum to Access Agreement, dated July 23, 2007, by and between GAIN Capital Group, LLC and Questrade, Inc.
10	.41**†	Addendum to Access Agreement, dated October 12, 2007, by and between GAIN Capital Group, LLC and Questrade, Inc.
10	.42**†	Software Licensing and Services Agreement, dated December 1, 2004, by and between Questrade, Inc. and GAIN Capital, Inc.
10	.43**†	License Agreement, dated August 9, 2007, by and between GAIN Capital Group, LLC and MetaQuotes Software Corp.
10	.44**†	Agreement, dated November 22, 2004, by and between esignal, a division of Interactive Data Corporation, and GAIN Capital, Inc.
10	.45**†	Sales Lead Agreement, dated October 9, 2006, by and between GAIN Capital Group, LLC and Trading Central.
10	.46**†	Forex Introducing Broker Agreement, dated April 20, 2005, by and between GAIN Capital Group, Inc. and TradeStation Securities, Inc.
10	.47**†	Addendum to Introducing Broker Agreement, dated October 1, 2007, by and between GAIN Capital Group, LLC and TradeStation Securities, Inc.

Exhibit
No.		Description

10	.48**†	Second Addendum to Introducing Broker Agreement, dated April 1, 2009, by and between GAIN Capital Group, LLC and TradeStation Securities, Inc.
10	.49**	Form of ISDA Master Agreement, 2002 edition.
10	.50**	Sixth Loan Modification Agreement, dated June 16, 2010, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.51*	Employment Letter, dated as of October 1, 1999, by and between GAIN Capital Holdings, Inc. and Samantha Roady.
10	.52**	Amended and Restated Employment Agreement, dated as of November 23, 2010, by and between GAIN Capital Holdings, Inc. and Glenn Stevens.
10	.53**	Executive Employment Agreement, dated as of November 23, 2010, by and between GAIN Capital Holdings, Inc. and Henry Lyons.
10	.54**	Retention Agreement, dated as of November 23, 2010, by and between GAIN Capital Holdings, Inc. and Henry Lyons.
10	.55**	Executive Employment Agreement, dated as of December 6, 2010, by and between GAIN Capital Holdings, Inc. and Timothy O’Sullivan.
10	.56**	Executive Employment Agreement, dated as of November 23, 2010, by and between GAIN Capital Holdings, Inc. and Samantha Roady.
10	.57**	Executive Employment Agreement, dated as of November 24, 2010, by and between GAIN Capital Holdings, Inc. and Andrew Haines.
10	.58**	Executive Employment, Agreement, dated as of November 23, 2010, by and between GAIN Capital Holdings, Inc. and Kenneth O’Brien.
10	.59**	Executive Employment Agreement, dated as of December 6, 2010, by and between GAIN Capital Holdings, Inc. and Alexander Bobinski.
10	.60**	Amended and Restated 2006 Equity Compensation Plan, effective December 31, 2006.
10	.61**	Amendment No. 2007-1 to the GAIN Capital Holdings, Inc. 2006 Equity Compensation Plan.
10	.62**	Amendment No. 2008-1 to the GAIN Capital Holdings, Inc. 2006 Equity Compensation Plan.
10	.63**	Amendment No. 2010-1 to the GAIN Capital Holdings, Inc. 2006 Equity Compensation Plan.
10	.64**	Asset Purchase Agreement, dated as of October 5, 2010, by and among GAIN Capital Group, LLC, GAIN Capital-Forex.com U.K., and GAIN Capital Forex.com Japan, Co. Ltd., and Capital Market Services, LLC, Capital Market Services UK Ltd., Capital Market Services International — BM, Ltd., and CMS Japan K.K.
10	.65**	Amendment No. 1 to Asset Purchase Agreement, dated as of November 23, 2010, by and among GAIN Capital Group, LLC, GAIN Capital-Forex.com U.K., and GAIN Capital Forex.com Japan, Co. Ltd., and Capital Market Services, LLC, Capital Market Services UK Ltd., Capital Market Services International — BM, Ltd., and CMS Japan K.K.
21	.1**	Subsidiaries of the Registrant.
23	.1*	Consent of Deloitte & Touche LLP.
23	.2**	Consent of DLA Piper LLP (U.S.) (included in Exhibit 5.1).
23	.3**	Consent of Aite Group, LLC, dated November 24, 2010.
23	.4***	Intentionally Left Blank.
24	.1**	Power of Attorney

*	Filed herewith.
**	Previously filed.
***	Previously filed document no longer in effect.
†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules.

None

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 10 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Bedminster, State of New Jersey, on this 9th day of December, 2010.

GAIN CAPITAL HOLDINGS, INC.

By:	/s/ Glenn H. Stevens
Glenn H. Stevens
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 10 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Glenn H. Stevens Glenn H. Stevens	President, Chief Executive Officer and Director (Principal Executive Officer)	December 9, 2010

/s/ Henry C. Lyons Henry C. Lyons	Chief Financial Officer and Treasurer (Principal Financial Officer)	December 9, 2010

/s/ Daryl J. Carlough Daryl J. Carlough	Chief Accounting Officer (Principal Accounting Officer)	December 9, 2010

* Mark E. Galant	Chairman of the Board of Directors	December 9, 2010

* Christopher W. Calhoun	Director	December 9, 2010

* Susanne D. Lyons	Director	December 9, 2010

* Gerry McCrory	Director	December 9, 2010

* James C. Mills	Director	December 9, 2010

* Crevan O’Grady	Director	December 9, 2010

Signature	Title	Date

* Peter Quick	Director	December 9, 2010

* Joseph Schenk	Director	December 9, 2010

* Christopher S. Sugden	Director	December 9, 2010

By signature set forth below, the undersigned, pursuant to the duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this amendment no. 10 to registration statement on behalf of the persons indicated.

* By: /s/ Glenn H. Stevens	December 9, 2010

Glenn H. Stevens
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

1	.1**	Underwriting Agreement.
3	.1**	Second Amended and Restated Certificate of Incorporation to be superseded by the Third Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.
3	.2**	Amended and Restated By-laws to be effective upon the closing of the offering.
3	.3**	Form of Third Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.
4	.1**	Specimen Certificate evidencing shares of common stock.
4	.2**	Investor Rights Agreement, dated January 11, 2008, by and among the Company, the Investors and the Founding Stockholder, as defined therein.
5	.1**	Opinion of DLA Piper LLP (U.S.).
10	.1***	Intentionally Left Blank.
10	.2**	2010 Omnibus Incentive Compensation Plan.
10	.3**	2011 Employee Stock Purchase Plan.
10	.4**	Form of Incentive Stock Option Agreement.
10	.5**	Form of Nonqualified Stock Option Agreement.
10	.6**	Form of Restricted Stock Agreement.
10	.7**	Form of Restricted Stock Unit Agreement (Time Vesting).
10	.8**	Form of Restricted Stock Unit Agreement (Performance Vesting).
10	.9***	Intentionally Left Blank.
10	.10**	Form of Indemnification Agreement with the Company’s Non-Employee Directors.
10	.11**	Loan and Security Agreement, dated as of March 29, 2006, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.12**	Pledge and Security Agreement, dated as of March 29, 2006, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.13**	Unconditional Guaranty, dated as of March 29, 2006, by and among GAIN Holdings, LLC, Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.14**	First Loan Modification Agreement, dated as of October 16, 2006, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.15**	Second Loan Modification Agreement, dated as of March 20, 2007, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JP Chase Bank, N.A.
10	.16**	Third Loan Modification Agreement, dated June 6, 2007, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.17**	Fourth Loan Modification Agreement, dated as of March 18, 2008, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.18**	Fifth Loan Modification Agreement, dated as of June 18, 2009 and effective as of March 17, 2009, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.19**	Employment Agreement, dated as of January 1, 2008, by and between GAIN Capital Holdings, Inc. and Glenn Stevens.
10	.20**	Employment Letter, dated as of August 26, 2009, by and between GAIN Capital Holdings, Inc. and Christopher Calhoun.
10	.21**	Employment Letter, dated as of March 23, 2009, by and between GAIN Capital Holdings, Inc. and Henry Lyons.

Exhibit
No.		Description

10	.22**	Employment Letter, dated as of March 8, 2000, by and between GAIN Capital Holdings, Inc. and Timothy O’Sullivan.
10	.23**	Separation Agreement, dated as of January 11, 2008, by and between Mark Galant and GAIN Capital Holdings, Inc.
10	.24*†	FX Prime Brokerage Master Agreement, dated as of December 6, 2006, by and between GAIN Capital Group, LLC and The Royal Bank of Scotland, plc.
10	.25*†	FX Prime Brokerage Agreement, dated as of July 8, 2005, by and between UBS AG and GAIN Capital, Inc.
10	.26**†	Foreign Exchange Prime Brokerage Agency Agreement, dated as of July 12, 2006, by and between GAIN Capital Group, LLC and The Royal Bank of Scotland, plc.
10	.27**†	Foreign Exchange Prime Brokerage Agreement, dated October 18, 2005, by and between Deutsche Bank AG, London Branch and GCAM, LLC.
10	.28**	Amendment to Foreign Exchange Prime Brokerage Agreement, dated January 26, 2006, by and between Deutsche Bank AG, London Branch and GCAM, LLC.
10	.29**	Form of ISDA Master Agreement, 1992 edition.
10	.30**	Form of Introducing Broker Agreement.
10	.31**	Form of Agreement for White Label Services.
10	.32**	Sublease, dated March 31, 2005, by and between GAIN Capital, Inc. and NUI Corporation.
10	.33**	Agreement of Sublease, dated November 14, 2005, by and between Mellon Investor Services LLC and GAIN Capital, Inc.
10	.34**	First Amendment to Sublease, dated July 20, 2006, by and between Mellon Investor Services LLC and GAIN Capital, Inc.
10	.35**	Services Agreement, dated February 1, 2008, by and between GAIN Capital Group, LLC and Scivantage, Inc.
10	.36**	Schedule 1(b) to Services Agreement, dated February 15, 2009, by and between GAIN Capital Group, LLC and Scivantage, Inc.
10	.37**	Lease and Lease Agreement, dated August 18, 2009, by and between S/K Bed One Associates LLC and GAIN Capital Holdings, Inc.
10	.38**†	Access Agreement, dated December 1, 2004, by and between Questrade, Inc. and GAIN Capital, Inc.
10	.39**	Agreement for Lease, dated May 5, 2009, by and between Pontsarn Investments Limited and GAIN Capital — Forex.com U.K., Ltd.
10	.40**†	Addendum to Access Agreement, dated July 23, 2007, by and between GAIN Capital Group, LLC and Questrade, Inc.
10	.41**†	Addendum to Access Agreement, dated October 12, 2007, by and between GAIN Capital Group, LLC and Questrade, Inc.
10	.42**†	Software Licensing and Services Agreement, dated December 1, 2004, by and between Questrade, Inc. and GAIN Capital, Inc.
10	.43**†	License Agreement, dated August 9, 2007, by and between GAIN Capital Group, LLC and MetaQuotes Software Corp.
10	.44**†	Agreement, dated November 22, 2004, by and between esignal, a division of Interactive Data Corporation, and GAIN Capital, Inc.
10	.45**†	Sales Lead Agreement, dated October 9, 2006, by and between GAIN Capital Group, LLC and Trading Central.
10	.46**†	Forex Introducing Broker Agreement, dated April 20, 2005, by and between GAIN Capital Group, Inc. and TradeStation Securities, Inc.
10	.47**†	Addendum to Introducing Broker Agreement, dated October 1, 2007, by and between GAIN Capital Group, LLC and TradeStation Securities, Inc.

Exhibit
No.		Description

10	.48**†	Second Addendum to Introducing Broker Agreement, dated April 1, 2009, by and between GAIN Capital Group, LLC and TradeStation Securities, Inc.
10	.49**	Form of ISDA Master Agreement, 2002 edition.
10	.50**	Sixth Loan Modification Agreement, dated June 16, 2010, by and among GAIN Capital Holdings, Inc., Silicon Valley Bank and JPMorgan Chase Bank, N.A.
10	.51*	Employment Letter, dated as of October 1, 1999, by and between GAIN Capital Holdings, Inc. and Samantha Roady.
10	.52**	Amended and Restated Employment Agreement, dated as of November 23, 2010, by and between GAIN Capital Holdings, Inc. and Glenn Stevens.
10	.53**	Executive Employment Agreement, dated as of November 23, 2010, by and between GAIN Capital Holdings, Inc. and Henry Lyons.
10	.54**	Retention Agreement, dated as of November 23, 2010, by and between GAIN Capital Holdings, Inc. and Henry Lyons.
10	.55**	Executive Employment Agreement, dated as of December 6, 2010, by and between GAIN Capital Holdings, Inc. and Timothy O’Sullivan.
10	.56**	Executive Employment Agreement, dated as of November 23, 2010, by and between GAIN Capital Holdings, Inc. and Samantha Roady.
10	.57**	Executive Employment Agreement, dated as of November 24, 2010, by and between GAIN Capital Holdings, Inc. and Andrew Haines.
10	.58**	Executive Employment Agreement, dated as of November 23, 2010, by and between GAIN Capital Holdings, Inc. and Kenneth O’Brien.
10	.59**	Executive Employment Agreement, dated as of December 6, 2010, by and between GAIN Capital Holdings, Inc. and Alexander Bobinski.
10	.60**	Amended and Restated 2006 Equity Compensation Plan, effective December 31, 2006.
10	.61**	Amendment No. 2007-1 to the GAIN Capital Holdings, Inc. 2006 Equity Compensation Plan.
10	.62**	Amendment No. 2008-1 to the GAIN Capital Holdings, Inc. 2006 Equity Compensation Plan.
10	.63**	Amendment No. 2010-1 to the GAIN Capital Holdings, Inc. 2006 Equity Compensation Plan.
10	.64**	Asset Purchase Agreement, dated as of October 5, 2010, by and among GAIN Capital Group, LLC, GAIN Capital-Forex.com U.K., and GAIN Capital Forex.com Japan, Co. Ltd., and Capital Market Services, LLC, Capital Market Services UK Ltd., Capital Market Services International — BM, Ltd., and CMS Japan K.K.
10	.65**	Amendment No. 1 to Asset Purchase Agreement, dated as of November 23, 2010, by and among GAIN Capital Group, LLC, GAIN Capital-Forex.com U.K., and GAIN Capital Forex.com Japan, Co. Ltd., and Capital Market Services, LLC, Capital Market Services UK Ltd., Capital Market Services International — BM, Ltd., and CMS Japan K.K.
21	.1**	Subsidiaries of the Registrant.
23	.1*	Consent of Deloitte & Touche LLP.
23	.2**	Consent of DLA Piper LLP (U.S.) (included in Exhibit 5.1).
23	.3**	Consent of Aite Group, LLC, dated November 3, 2010.
23	.4***	Intentionally Left Blank.
24	.1**	Power of Attorney

*	Filed herewith.
**	Previously filed.
***	Previously filed document no longer in effect.
†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.